Exhibit 99.2

PURCHASE AND SALE AGREEMENT

BETWEEN

FRANCO-NEVADA (BARBADOS) CORPORATION

– and –

MINERA PANAMA, S.A.

– and –

INMET PANAMA I SARL

– and –

INMET PANAMA II S.A.

– and –

INMET FINANCE COMPANY SARL

August 20, 2012

ARTICLE 1 INTERPRETATION		2

1.1	Definitions	2
1.2	Certain Rules of Interpretation	21

ARTICLE 2 PURCHASE AND SALE		23

2.1	Purchase and Sale of Refined Gold and Refined Silver	23
2.2	Delivery Obligations	24
2.3	Invoicing	25
2.4	Gold Purchase Price	26
2.5	Silver Purchase Price	26
2.6	Payment for Gold and Silver Deliveries	26
2.7	Molejon Agreement	26

ARTICLE 3 PAYMENT DEPOSIT AND CONDITIONS TO COMMENCEMENT		27

3.1	Payment Deposit	27
3.2	Conditions Precedent in Favour of the Purchaser for Commencement of Funding	27
3.3	Conditions Precedent to Draws on the Payment Deposit	29
3.4	Use of Payment Deposit	31
3.5	Conditions Precedent in Favour of the Seller for Commencement	31
3.6	Satisfaction of Conditions Precedent	32

ARTICLE 4 SHORTFALL PROTECTION OPTION		32

4.1	Shortfall Protection Option	32
4.2	Exercise of Shortfall Protection Option	33
4.3	Adjustments Arising From and Disputes Relating to Exercise of Shortfall Protection Option	33
4.4	Implementation of Shortfall Protection Option	34

ARTICLE 5 TOP-UP DELIVERY		34

5.1	Top-Up Delivery	34
5.2	Top-Up Delivery Invoicing	34
5.3	Payment for Top-Up Deliveries	35

ARTICLE 6 TERM AND TERMINATION		35

6.1	Term	35
6.2	Termination	35
6.3	Repayment of Payment Deposit	37
6.4	Re-instatement	37

ARTICLE 7 REPORTING; BOOKS AND RECORDS; INSPECTIONS		37

7.1	General	37
7.2	Monthly and Quarterly Reporting	38
7.3	Annual Budgeting and Reporting	38
7.4	Ongoing Reporting	39
7.5	Additional Information	40
7.6	Amendments to Plans, Schedules, Project Costs and Other Matters	41
7.7	Books and Records	41

7.8	Inspections	42

ARTICLE 8 COVENANTS		42

8.1	Conduct of Operations	42
8.2	Preservation of Corporate Existence and Related Matters	44
8.3	Processing/Commingling	46
8.4	Offtake Agreements	46
8.5	Insurance	47
8.6	Confidentiality	47
8.7	Security	49
8.8	Restrictions on Transfer of Project Investments	51
8.9	Other Covenants	56
8.10	Third-Party Financing	60
8.11	Force Majeure	62
8.12	Expropriation	62
8.13	Additional Luxco2 Covenants	62

ARTICLE 9 ASSIGNMENT; SYNDICATION; RIGHT OF FIRST OFFER		62

9.1	Assignment and Syndication	62
9.2	Seller’s Right of First Offer on Syndication/Participation/Assignment	63

ARTICLE 10 REPRESENTATIONS AND WARRANTIES		64

10.1	Representations and Warranties of Seller, Luxco2, Luxco1 and IFC	64
10.2	Representations and Warranties of the Purchaser	65
10.3	Survival of Representations and Warranties	65
10.4	Knowledge	65

ARTICLE 11 SELLER EVENTS OF DEFAULT		65

11.1	Seller Party Events of Default	65
11.2	Remedies	67
11.3	Limited Recourse to the Seller	68
11.4	Limited Recourse to Luxco1	68
11.5	Limited Recourse to IFC	68
11.6	Distribution Stop	68

ARTICLE 12 PURCHASER EVENTS OF DEFAULT		70

12.1	Purchaser Events of Default	70
12.2	Remedies	71

ARTICLE 13 INDEPENDENT ENGINEER; ADDITIONAL PAYMENT TERMS; DISPUTES AND ARBITRATION		71

13.1	Independent Engineer	71
13.2	Payments	72
13.3	Overdue Payments	72
13.4	Disputes and Arbitration	73

ARTICLE 14 TAXES		73

14.1	Taxes	73

ii

ARTICLE 15 GENERAL		75

15.1	Further Assurances	75
15.2	Survival	75
15.3	No Joint Venture	76
15.4	Governing Law	76
15.5	Notices	76
15.6	Amendments	79
15.7	Beneficiaries	79
15.8	Entire Agreement	79
15.9	Waivers	79
15.10	Severability	79
15.11	Counterparts	80

iii

THIS PURCHASE AND SALE AGREEMENT dated as of August 20, 2012

BETWEEN:

FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation existing under the laws of Barbados

(the “Purchaser”)

- and -

MINERA PANAMA, S.A., a corporation existing under the laws of the Republic of Panama

(the “Seller”)

- and -

INMET PANAMA II S.A., a limited company existing under the laws of the Grand Duchy of Luxembourg

(“Luxco2”)

- and -

INMET PANAMA I SARL, a limited liability company existing under the laws of the Grand Duchy of Luxembourg

(“Luxco1”)

- and -

INMET FINANCE COMPANY SARL, a limited liability company existing under the laws of the Grand Duchy of Luxembourg

(“IFC”)

WITNESSES THAT:

WHEREAS the Seller has agreed to sell to the Purchaser, and the Purchaser has agreed to purchase from the Seller, (i) an amount of Refined Gold equal to the Gold Reference Amount, and (ii) an amount of Refined Silver equal to the Silver Reference Amount, subject to and in accordance with the terms and conditions of this Agreement;

AND WHEREAS the Seller is the sole owner of the Property and is currently developing the Project;

AND WHEREAS Luxco2 owns directly 80% of the outstanding shares of the Seller and will be funding the Seller directly by way of equity contributions only;

AND WHEREAS Luxco1 owns directly 100% of the outstanding shares of Luxco2 and will be funding Luxco2 directly by way of equity contributions only;

AND WHEREAS IFC does not and will not own any of the outstanding shares of Luxco2 and will be funding the Seller directly by way of loans only;

AND WHEREAS Inmet owns directly (i) 100% of the outstanding shares of Luxco1 and will be funding Luxco1 directly by way of equity contributions only and (ii) 100% of the outstanding shares of IFC and will be funding IFC directly by way of equity contributions and loans only;

AND WHEREAS KPMC owns 20% of the outstanding shares of the Seller and has consented to the entering into and performance of this Agreement pursuant to a written consent dated as of the date of this Agreement.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the Parties hereto, the Parties mutually agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, including in the recitals and schedules hereto:

“Acceleration Event” has the meaning set out in Section 11.1(j).

“Acquirer” has the meaning set out in Section 8.8(a)(i).

[Definition relating to Section 8.8(a)(i) redacted].

“Additional Term” has the meaning set out in Section 6.1(a).

“Advance Request” has the meaning set out in Section 3.3(a)(i).

“Affiliate” means, in relation to any person, any other person Controlling, Controlled by or under common Control with such first mentioned person, and where two persons are Affiliates of the same person they are deemed to be Affiliates of each other.

“Agreement” means this purchase and sale agreement and all schedules hereto.

“ANAM” means the Autoridad Nacional del Ambiente, being the Panamanian National Environmental Authority.

“Applicable Laws” means any international, national, federal, state, provincial, regional, municipal, territorial or local law (including Law 9), statute, regulation, ordinance, code, order, by-laws and all international treaties and agreements or other requirement or rule of law or the rules, policies, orders, decisions, rulings or regulations of any Governmental Authority or stock exchange, including any judicial or administrative interpretation thereof, in each case, to the extent legally enforceable by or on behalf of a Governmental Authority or stock exchange, applicable to a person or any of its properties, assets, business or operations.

“Approved Purchaser” has the meaning set out in Section 8.8(a)(i).

“Arbitration Rules” means the International Commercial Arbitration Act (Ontario), R.S.O. 1990, c.19.

“Basic Deliveries” and “Basic Delivery” have the meanings set out in Section 2.1(a).

“Basic Engineering Report” means the final Engineering Completion Report (report #504832-000-30ZA-0001) prepared for the Seller by Joint Venture Panama Inc. dated April 20, 2012 and the summary thereof.

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday under the laws of any of Barbados, Panama, Luxembourg or the Province of Ontario.

“Change in Law” has the meaning set out in Section 14.1(e).

“Cobre Panama Subsidiaries” has the meaning given to the term in the Inmet Note Indenture.

“Collateral Shareholder Loans” has the meaning set out in Section 8.9(m).

“Commencement Date” means the date on which the first instalment of the Payment Deposit is paid to the Seller.

“Commodity Prices” means the commodity prices for any future year based on the average of the most recently published prices for that year of all of the Selected Commodity Analysts that have been published during the calendar quarter just ended.

“Concession” means the rights granted to the Seller to explore, extract, exploit, benefit from, process, refine, transport, sell and commercialize all minerals pursuant to the original contract executed on February 16, 1997 among others by Minera Petaquilla, S.A. (now the Seller) and the Republic of Panama, as approved by Law 9 as of the date of this Agreement, certain of which rights have been amended or assigned, as the case may be, by the Molejon Agreement, and including certain rights of way to the surface and subsurface of certain lands and bodies of water as more particularly described in Law 9 as of the date of this Agreement.

“Concession Termination Event” has the meaning set out in Section 6.2(a)(ii).

“Confidential Information” has the meaning set out in Section 8.6(a).

“Conflicted Provisions” has the meaning set out in Section 8.9(s).

“Control” means the possession, directly or indirectly, of the right or power, to direct or cause the direction of the management or policies of the business or affairs of a person, whether through the ability to exercise voting power, by contract, voting trust or otherwise; and “Controls”, “Controlling”, “Controlled by” and “under common Control with” have corresponding meanings.

“Coverage Ratio” means the amount that is (a) the sum of (i) Luxco2’s percentage ownership of voting shares of the Seller (i.e. initially 80%) multiplied by the Project Net Asset Value, (ii) the Luxco2 Net Asset Value, and (iii) all Shareholder Loans owing by the Seller to IFC (other than Shareholder Pro-rata Loans), divided by (b) the Secured Value less: (i) an amount equal to any cash owned by Luxco2 held in the Luxco2 Special Collateral Account(s) and (ii) the amount, if any, in the IFC Special Collateral Account(s). A sample calculation of the Coverage Ratio is included in Schedule R.

“Covered Taxes” means (i) Taxes imposed or collected by any Governmental Authority other than a Governmental Authority of Barbados, and (ii) where delivery of Refined Gold or Refined Silver or a payment is made under this Agreement by the Seller or an Affiliate of the Seller at a time when such person is resident in, carries on business in, has a connection to, or establishment in, Barbados, in addition to (i), any Taxes imposed by Barbados on such delivery or payment.

“Customary Liens” means the following Encumbrances:

(i)                                    liens for taxes not at the time due and delinquent or the validity of which is being contested at the time by the taxpayer thereof in good faith by proper legal proceedings (and as to which any enforcement proceedings shall either not have been commenced or have been effectively stayed) and for which appropriate reserves in accordance with IFRS have been established to the extent required by IFRS;

(ii)                                 liens arising from agreements with any municipal or federal governments or Governmental Authorities and any public utilities or private suppliers of services arising by action of Applicable Laws, including subdivision agreements, development agreements, site plan control agreements, engineering, grading or landscaping agreements and other similar agreements, the existence of which do not have a Material Adverse Effect;

(iii)                              reservations, limitations, appropriations, provisos, conditions or exceptions in the original grant of title, the existence of which do not have a Material Adverse Effect;

(iv)                              inchoate or statutory liens of contractors, subcontractors, mechanics, workers, suppliers, material suppliers, carriers, warehousemen and others in respect of the construction, maintenance, repair or operation of the Project with respect to obligations not yet due or, if due, are (i) being contested in good faith, and (ii) are adequately bonded or in respect of which appropriate reserves in accordance with IFRS have been established to the extent required by IFRS;

(v)                                 zoning and building by-laws and ordinances, regulations made by public authorities and other restrictions affecting or controlling the use or development of the Property provided that they have been complied with in all material respects or, if not complied with, that any non-compliance does not have a Material Adverse Effect;

(vi)                              restrictions, easements, rights-of-way, servitudes or other similar rights in land or immovable property (including rights-of-way and servitudes for railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons which in the aggregate do not have a Material Adverse Effect; and

(vii)                           liens as a result of any judgment or order rendered or claim filed against the Seller which is being contested in good faith by proper legal proceedings (and as to which any enforcement proceedings shall have been suspended by operation of law or stayed pending an appeal or other proceeding) and for which appropriate reserves in accordance with IFRS have been established to the extent required by IFRS.

“Date of Delivery” has the meaning set out in Section 2.2(c).

“Deliveries” means the Basic Deliveries and the Top-Up Deliveries.

“Designated Jurisdiction” means the United Kingdom or such other location as the Seller may stipulate.

“Development” means all activities, operations and work performed for the purpose of or in connection with preparation for producing, mining, extracting, recovering, beneficiating, milling, or other processing of Minerals, including acquisitions of Surface Rights, water rights, and other interests necessary for the conduct of mining, definitional and condemnation drilling, metallurgical and engineering studies, the engineering, construction, installation or procurement of facilities, equipment and consumables used for the mining, handling, milling, processing or other beneficiation, storage or selling of Minerals and the transportation thereof and activities undertaken to comply with any legal requirements arising out of or related to any of the foregoing (including obtaining or complying with any Permits, Regulatory Approvals or Other Rights).

“Development Plan” means the Initial Development Plan, as the same may be amended, restated, revised or supplemented from time to time in accordance with the MPSA Shareholders’ Agreement and provided to the Purchaser in accordance with Section 7.6.

[Definition relating to Section 8.8(a)(i) redacted].

“Disputed Provision” has the meaning set out in Section 8.9(s).

“Distribution” means any (i) dividend payment or other distribution of assets, properties, cash, rights, obligations or securities on account of any stock, equity or equivalent instrument, (ii) purchase, redemption, purchase for cancellation or other acquisition for value of any stock, equity or equivalent instrument now or hereafter outstanding, or (iii) payment or prepayment of principal of, premium, interest, fees, redemption, exchange, purchase, retirement, defeasance, sinking fund or any other payment or repayment of indebtedness, liabilities or obligations that, in each case, constitute a Project Investment.

“Distribution Stop” has the meaning set out in Section 11.6(b).

“Encumbrances” means any and all mortgages, charges, assignments, hypothecs, deeds of trust, pledges, security interests, royalty interests, liens, rights of reservation, right of reclamation and other encumbrances and adverse claims of every nature and kind securing any indebtedness, liability, performance or obligation of any person, whether registered or unregistered and whether arising under law or otherwise and whether perfected or otherwise.

“Environmental Laws” means all Applicable Laws relating to pollution or the protection and preservation of the environment, occupational health and safety, product safety, product liability or Hazardous Substances, including laws relating to Releases or threatened Releases of Hazardous Substances into the indoor or outdoor environment (including ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Substances and all laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

“ESIA” means the environmental and social impact assessment submitted by the Seller and as approved by ANAM on December 28, 2011 by means of Resolution 1A1210-2011, as may be amended, restated, supplemented or replaced, as approved by ANAM, from time to time.

“Evidence of a Bona Fide Sale Process” has the meaning set out in Section 11.1(j).

“Exercise Notice” has the meaning set out in Section 4.2.

“Expected Expansion” has the meaning set out in Section 5.1(d).

“Expropriation” means any actual or de facto act of eminent domain, expropriation or nationalization of all or any part of the Project.

“Final Balance Advance Request” has the meaning set out in Section 3.3(a)(i).

“Financing Period” has the meaning set out in Section 9.2(b).

“Fixed Gold Price” means, per ounce, US$400, subject to increase by 1.5 percent per annum starting on the third anniversary of the date of this Agreement and annually thereafter (on a compounded basis) and provided, however, that once 1,341,000 ounces of Refined Gold have been delivered to the Purchaser under this Agreement, the Fixed Gold Price will be the greater of (i) US$400 plus 1.5 percent per annum starting on the third anniversary of the date of this Agreement and annually thereafter (on a compounded basis), and (ii) one-half of the Gold Market Price on the relevant Date of Delivery, as applicable.

“Fixed Silver Price” means, per ounce, US$6, subject to increase by 1.5 percent per annum starting on the third anniversary of the date of this Agreement and annually thereafter (on a compounded basis) and provided, however, that once 21,510,000 ounces of Refined Silver have been delivered to the Purchaser under this Agreement, the Fixed Silver Price will be the greater of (i) US$6 plus 1.5 percent per annum starting on the third anniversary of the date of this Agreement and annually thereafter (on a compounded basis), and (ii) one-half of the Silver Market Price on the relevant Date of Delivery, as applicable.

“Force Majeure” means: [Redacted].

[Definition relating to Section 11.3 redacted].

“Funding” has the meaning set out in Section 3.3(a)(i)1.

“Funding Date” means any date on which an instalment of the Payment Deposit is paid by the Purchaser pursuant to an Advance Request.

“Gold Market Price” means, with respect to any day, the afternoon per ounce gold fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Gold on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation or the price of Refined Gold is not confirmed, acknowledged or quoted by the London Bullion Market Association, the Gold Market Price shall be determined by reference to the price of Refined Gold on a commodity futures exchange mutually acceptable to the Parties.

“Gold Purchase Price” has the meaning set out in Section 2.4.

“Gold Reference Amount” in respect of a Lot means, subject to amendment under Article 4:

(i)                                   120 ounces for each 1 million pounds of Produced Copper contained in such Lot (and a proportional number of ounces for any other amount of Produced Copper in such Lot), until 808,000 ounces of Refined Gold have been delivered to the Purchaser under this Agreement, and thereafter,

(ii)                                81 ounces for each 1 million pounds of Produced Copper contained in such Lot (and a proportional number of ounces for any other amount of Produced Copper in such Lot), until 1,716,188 ounces of Refined Gold have been delivered to the Purchaser under this Agreement, and thereafter,

(iii)                             63.4% of the number of ounces of Produced Gold contained in such Lot, provided however, if in such Lot the average grade of Produced Gold in such delivered concentrate, as determined based on the applicable Offtaker Settlement Sheets, is less than one gram of gold per tonne of concentrate, then, in respect of such Lot, the lesser of: (A) 63.4% of the number of ounces of Produced Gold contained in such Lot, and (B) 80% of the number of ounces of Payable Gold contained in such Lot as determined based on the applicable Offtaker Settlement Sheets, as determined in accordance with Section 2.1(b).

“Governmental Authority” means any national, federal, state, provincial, regional, municipal, territorial or local government, agency, department, ministry, authority, board, bureau, tribunal, commission, official, court or securities commission, and any person entitled under Applicable Law to exercise executive, legislative, judicial, regulatory or administrative functions of or pertaining to any of the foregoing entities, including all tribunals, commissions, boards, bureaus, arbitrators and arbitration panels, and any authority or other person controlled by any of the foregoing, including, for greater certainty, ANAM.

“Gross-Up Payment” has the meaning set out in Section 14.1(a).

“Hazardous Substance” means any substance, pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted, identified in or regulated by any Environmental Laws, including any arsenic, cadmium, copper, lead, mercury, petroleum product or by-product, solvent, flammable or explosive material, radioactive material, asbestos, ureaformaldehyde insulation, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurons, heavy metals, radon gas, mould spores or mycotoxins.

“IFC Blocked Account Agreement” has the meaning set out in Section 8.7(e).

“IFC Blocked Accounts” has the meaning set out in Section 8.7(e).

“IFC Guarantee” has the meaning set out in Section 8.7(e).

“IFC Lock-Up Account” has the meaning set out in Section 11.6(d).

“IFC Pledge” has the meaning set out in Section 8.7(e).

“IFC Special Collateral Account” has the meaning set out in Section 11.6(d).

“IFRS” means the standards and interpretations adopted by the International Accounting Standards Board as applicable to publicly accountable enterprises as determined by the Handbook of the Canadian Institute of Chartered Accountants, as the same may be amended, restated or replaced from time to time.

“Independent Engineer” has the meaning set out in Section 13.1(a).

“Infrastructure Assets” means the power station and related generation and transmission assets and the port and related storage, loading, handling and shipping assets used in connection with the Project, as contemplated in the Basic Engineering Report, and any concession or license that is granted solely in relation thereto.

“Initial Development Plan” means the Basic Engineering Report.

“Initial Operating Plan” means the summary financial projections of the future cash flows of the Project as set out in Schedule A.

“Initial Term” has the meaning set out in Section 6.1(a).

“Inmet” means Inmet Mining Corporation, a corporation existing under the Canada Business Corporations Act.

“Inmet Loans” means any loan advanced directly or indirectly to the Seller by an Inmet Party or any other Inmet entity or on its behalf or for its account.

“Inmet Note Indenture” means the indenture dated as of May 18, 2012 between Inmet, the guarantors named on the signature pages thereof, Citibank, N.A. as U.S. Trustee and Citi Trust Company Canada as Canadian Trustee with respect to the 8.75% Senior Notes due 2020.

“Inmet Parties’ Initial Funding Requirement” means US$900,000,000 (being US$1,000,000,000 less 80% of US$125,000,000 (such 80% of US$125,000,000 being Inmet’s pro rata share of the amount funded by KPMC to the Seller after April 24, 2012 in connection with the exercise by KPMC of its right to acquire a 20% interest in the Seller, net of the amount returned to Inmet)), provided or to be provided by Luxco2 or IFC to the Seller to fund Project Costs pursuant to cash calls of the Seller since May 6, 2012. As used in this definition, Luxco2 and IFC each include any permitted assignee of all or a portion of Luxco2’s Project Investments or IFC’s Project Investments, respectively, or any person who acquires shares or shareholder indebtedness in the Seller, in the latter two cases to the extent that Luxco2’s Project Investments or IFC’s Project Investments, respectively, has been diluted thereby.

“Inmet Parties’ Share of Funding” has the meaning set out in Section 3.3.

“Inmet Party” means Luxco2, Luxco1 and IFC and any other Affiliate of Inmet making Project Investments, other than Inmet (or one or more Affiliates of Inmet that are direct or indirect shareholders of Luxco1 or IFC) or the Seller.

“Insolvency Event” means, in respect of any party, an event whereby such party shall (i) become insolvent or generally fail to pay, or admit in writing its inability to pay, debts as they become due (an “Insolvent Party”), (ii) apply for, consent to, or acquiesce in, the appointment of a trustee, receiver or other custodian for such party or for a substantial part of the property of such party, or make a general assignment for the benefit of creditors or commence any process to make a proposal to its creditors including for readjustment of its debt, or apply for or obtain any stay of actions or enforcement against its creditors in each case under any applicable bankruptcy, insolvency, insolvency moratorium, reorganization or other law, process or procedure affecting creditors’ rights in respect of an Insolvent Party, (iii) in the absence of such application, consent or acquiescence, permit or suffer to exist the appointment of a trustee, receiver or other custodian for such party or for a substantial part of the property of any such party, and such trustee, receiver or other custodian shall not be discharged within 60 days, or (iv) permit or suffer to exist the commencement of any bankruptcy, creditors’ bankruptcy or protection, reorganization, debt arrangement or other case or proceeding under any bankruptcy or insolvency law or otherwise, or any dissolution, winding up or liquidation proceeding, in respect of such party and, if such case or proceeding is not commenced by such party, such case or proceeding shall be consented to or acquiesced in by such party or shall result in the entry of an order for relief or shall remain undismissed for 60 days.

“KORES” means Korea Resources Corporation, a corporation existing under the laws of the Republic of Korea.

“KPMC” means Korea Panama Mining Corp., a corporation existing under the laws of the Yukon Territory.

“KPMC Offtake Agreement” means an Offtake Agreement entered into by the Seller with KPMC or its Affiliates in accordance with the MPSA Shareholders’ Agreement or as otherwise permitted under Section 8.4.

“Law 9” means Law No. 9 of 1997 published in the Official Gazette No. 23, 235 of February 28, 1997, as the same may be amended, modified, restated, supplemented, extended, replaced or superceded from time to time.

“Lot” means the applicable quantity of Minerals delivered to an Offtaker.

“LS-Nikko” means LS-Nikko Copper Inc., a corporation organized under the laws of the Republic of Korea and a wholly-owned subsidiary of LS Corp.

“Luxco2 Blocked Account Agreement” has the meaning set out in Section 8.7(c).

“Luxco2 Blocked Accounts” has the meaning set out in Section 8.7(c).

“Luxco2 Lock-Up Account” has the meaning set out in Section 11.6(c).

“Luxco2 Net Asset Value” means Luxco2’s working capital less long term liabilities, both determined according to IFRS based on the balance sheet of Luxco2 for the most recently completed fiscal quarter with respect to the quarterly test described in Section 7.2(d) or otherwise as of the date the test is being applied. For greater certainty, for the purposes of this definition, working capital shall not include cash in segregated accounts whether in the Luxco2 Lock-Up Account or the Luxco2 Special Collateral Account.

“Luxco2 Special Collateral Account” has the meaning set out in Section 11.6.

“Luxco Guarantees” has the meaning set out in Section 8.7(a).

“Luxco Pledges” has the meaning set out in Section 8.7(d)

“Material Adverse Effect” means any event, circumstance, occurrence, change or effect that, when taken individually or in aggregate (with any other events, circumstances, occurrences, changes or effects that are currently having an effect), is or could reasonably be expected to have a material adverse effect on (i) the Project or the financial condition of the Seller or any Inmet Party, (ii) the ability of the Seller or any Inmet Party to observe, perform or comply with its material obligations under the Transaction Documents to which it is a party, or (iii) the rights and remedies of the Purchaser under any of the Transaction Documents.

“Material Contracts” means the contracts and agreements set out in Schedule V.

“Minerals” means any and all marketable metal bearing material beneficially owned by the Seller in whatever form or state that is mined, produced, extracted or otherwise recovered from the Stream Area, including any such material derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from the Stream Area, and including ore and any other products resulting from the further milling, processing or other beneficiation of such material, including concentrates or doré bars, derived from the Stream Area, excluding the marketable metal bearing material to which Petaquilla Minerals currently has rights under the Molejon Agreement.

“Minimum Consent Conditions” has the meaning set out in Section 8.8(a)(i).

“Molejon Agreement” means the Molejon gold project agreement between Teck Cominco Limited, Petaquilla Minerals, Inmet and Minera Petaquilla, S.A. (now the Seller) dated June 1, 2005  by which, among other things, (i) certain rights to “Gold Deposits” (as defined in the Molejon Agreement) were transferred, after certain conditions (including receipt of “Government Approval” (as defined in the Molejon Agreement)) were complied with, to Petaquilla Minerals, or its Affiliate, which rights include the Molejon Sub-Concession, and (ii) certain rights to any “Copper Deposit” (as defined in the Molejon Agreement) located within the Molejon Sub-Concession would be retained by the Seller.

“Molejon Sub-Concession” means the rights granted to Petaquilla Minerals or its Affiliates, pursuant to Section 2.2(a) of the Molejon Agreement.

“Monthly Construction Report” means a written report in relation to a calendar month with respect to the Project to be prepared by or on behalf of the Seller for each month while the Project is under Development until the Operations Start Date, which shall include all of the information contained in the monthly reports prepared and provided to the board of directors of the Seller pursuant to Section 2.11.1 of the MPSA Shareholders’ Agreement, and, to the extent not contained in such reports, will also contain, for such month:

(i)                                     a review of the Development activities for the month and a report on any material issues by the responsible parties;

(ii)                                  performance against and variances from Project Costs;

(iii)                              the percentage completion compared to the Initial Development Plan of the major elements of construction;

(iv)                              the anticipated Operations Start Date;

(v)                                 a report on the Seller’s compliance with its obligations under the ESIA and any potential or actual deficiencies, to the extent any such report is provided to the board of directors of the Seller;

(vi)                              a report on any Encumbrances, other than Customary Liens, placed on the assets of the Seller and having an individual value of or greater than US$[Amount redacted]; and

(vii)                          a report detailing all Project Investments that are part of the Purchaser’s Collateral, including an update of Schedule U, and including all transactions relating to and balances of, shares, units, capital accounts relating to contributions for shares or units not yet issued, loans, non-arm’s length marketing arrangements and other investments in, interest or contributions to, the Seller or Luxco2, and details of the locations of all share certificates representing Project Investments that are part of the Purchaser’s Collateral, funds of Luxco2 and funds in the IFC Blocked Accounts and any other rights representing Project Investments that are part of the Purchaser’s Collateral and any change in the governing law of any Project Investment (or any proposed change to the governing law provision of the form of Project Investment to be used for subsequently issued Project Investments) that is (or will be) part of the Purchaser’s Collateral together with an original copy of any document, instrument or agreement effecting such change or as otherwise agreed by the Parties.

“Monthly Report” means a written report in relation to a calendar month with respect to the Project to be prepared by or on behalf of the Seller for each month after the Operations Start Date, which shall include all of the information contained in the monthly reports prepared and provided to the board of directors of the Seller pursuant to Section 2.11.1 of the MPSA Shareholders’ Agreement, and, to the extent not contained in such reports, will also contain, for such month:

(i)                                    types, tonnes and copper, gold and silver grade of Minerals mined;

(ii)                                 types, tonnes and copper, gold and silver grade of any Minerals stockpiled;

(iii)                             with respect to the Processing Plant, the types, tonnes and copper, gold and silver grade of processed Minerals; recoveries for copper, gold and silver; dry concentrate tonnage and copper, gold and silver grades, and doré weight and gold and silver grade;

(iv)                              the number of tonnes of copper and ounces of gold and silver contained in Minerals processed during such month, but not delivered to an Offtaker by the end of such month;

(v)                                 the total number of tonnes of copper and ounces of gold and silver in each delivery to an Offtaker for which an Offtaker Payment occurred during that calendar month;

(vi)                              a summary of Refined Gold and Refined Silver delivered to the Purchaser during such month showing, among other things, the Date(s) of Delivery, provisional Produced Copper, Produced Gold and Produced Silver amounts and Offtaker Payments and any final settlement adjustments made during such month, including details of Offtaker Charges and calculations of the Payable Gold and Payable Silver;

(vii)                          a detailed calculation of the Uncredited Balance as of the end of the month;

(viii)                       a report on the Seller’s compliance with its obligations under the ESIA and any potential or actual deficiencies, to the extent any such report is provided to the board of directors of the Seller;

(ix)                              a report on any Encumbrances, other than Customary Liens, placed on the assets of the Seller and having an individual value of or greater than US$[Amount redacted]; and

(x)                                 a report detailing all Project Investments that are part of the Purchaser’s Collateral, including an update of Schedule U, and including all transactions relating to and balances of, shares, units, capital accounts relating to contributions for shares or units not yet issued, loans, non-arm’s length marketing arrangements and other investments in, interest or contributions to, the Seller or Luxco2, and details of the locations of all share certificates representing Project Investments that are part of the Purchaser’s Collateral, funds of Luxco2 and funds in the IFC Blocked Accounts and any other rights representing Project Investments that are part of the Purchaser’s Collateral and any change in the governing law of any Project Investment (or any proposed change to the governing law provision of the form of Project Investment to be used for subsequently issued Project Investments) that is (or will be) part of the Purchaser’s Collateral together with an original copy of any document, instrument or agreement effecting such change or as otherwise agreed by the Parties.

“MPSA Shareholders’ Agreement” means the Amended and Restated MPSA Shareholders’ Agreement among Luxco2, Inmet, KPMC, the Seller, LS–Nikko and KORES dated as of the date hereof, in respect of the Seller.

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as the same may be amended from time to time, or any successor instrument, rule or policy.

“Non-Collateral Shareholder Loans” has the meaning set out in Section 8.9(m).

“Offtake Agreement” means any agreement entered into by the Seller with any person (i) for the sale of Minerals to such person, or (ii) for the smelting, refining or other beneficiation of Minerals by such person for the benefit of the Seller.

“Offtaker” means any person that enters into an Offtake Agreement with the Seller.

“Offtaker Charges” has the meaning set out in Section 2.1(b).

“Offtaker Payment” means (i) with respect to Minerals purchased by an Offtaker from the Seller, the receipt by the Seller of payment, whether provisional or final, or other consideration from the Offtaker in respect of any Produced Copper, Produced Gold or Produced Silver, including amounts received in respect of warehouse holding certificates, and (ii) with respect to Minerals refined, smelted or otherwise beneficiated by an Offtaker on behalf of the Seller, the receipt by the Seller of marketable copper, Refined Gold or Refined Silver in accordance with the applicable Offtake Agreement.

“Offtaker Settlement Sheets” means the final documents from the Offtaker (or if such final documents are not available in the case of provisional payment, the relevant documents on which provisional payments have been determined) evidencing at least the amount and grade of

Produced Copper, Produced Gold and Produced Silver in each Lot and the Payable Gold and Payable Silver from each Lot.

“Operating Covenant” has the meaning set out in Section 8.10(b).

“Operating Plan” means the Initial Operating Plan as the same may be updated and approved by the Seller’s board of directors in accordance with the MPSA Shareholders’ Agreement, but at all times to be materially consistent with the Initial Operating Plan, as the same may be amended, revised or supplemented from time to time in accordance with the MPSA Shareholders’ Agreement and provided to the Purchaser in accordance with Section 7.6.

“Operations Start Date” means the day the first commercial sale of concentrate from the Project is made to an Offtaker.

“Option Period” has the meaning set out in Section 4.1(a).

“Ordinary Course of Business” means (i) with respect to an activity proposed to be undertaken to develop or construct the Project, an activity that is contemplated by the Basic Engineering Report as being required to develop or construct the Project in accordance with the Basic Engineering Report, and (ii) with respect to an activity proposed to be undertaken in operating the Project, an activity that is (A) consistent with the operation of the Project in accordance with the Basic Engineering Report, or (B) as otherwise permitted under the MPSA Shareholders’ Agreement and, in the case of (A) and (B), in a manner which is consistent with generally accepted practices in the operation of a copper mining and processing operation similar in size, scope and status to the Project.

“Other Minerals” means any and all marketable metal bearing materials that are not Minerals.

“Other Rights” means all material licenses, approvals, authorizations, consents, rights (including Surface Rights, access rights and rights of way), privileges, concessions or franchises required to be obtained from any person (other than a Governmental Authority), for the construction, Development and operation of the Project as such construction, Development and operation is contemplated by the Development Plan or Operating Plan, as applicable.

“Other Rights Schedule” means the list set out in Part II of Schedule B, setting out all Other Rights identified to date as being required, the date that each is required and whether such Other Rights have been acquired, as amended from time to time and provided to the Purchaser in accordance with Sections 3.3(a)(i)3 or 7.6.

“Parent Guarantee” means the guarantee by Franco-Nevada Corporation in the form attached as Schedule Q hereto.

“Pari Passu Option” has the meaning set out in Section 8.10(a).

“Parties” means the Purchaser, the Seller, Luxco2, Luxco1 and IFC and each, individually, a “Party”.

“Payable Gold” means Produced Gold for which the Seller receives an Offtaker Payment.

“Payable Silver” means Produced Silver for which the Seller receives an Offtaker Payment.

“Payment Deposit” has the meaning set out in Section 3.1.

“Permits” means all material licenses, permits, approvals (including the ESIA and all other environmental approvals), authorizations, consents, rights (including Surface Rights, access rights and rights of way), privileges, concessions or franchises required to be obtained from the relevant Governmental Authority, for the construction, Development and operation of the Project as such construction, Development and operation is contemplated by the Development Plan or Operating Plan, as applicable.

“Permitting Schedule” means the list set out in Part I of Schedule B, setting out all Permits identified to date as being required, the date that each is required and whether such Permit has been acquired, as amended from time to time and provided to the Purchaser in accordance with Sections 3.3(a)(i)3 or 7.6.

“Permitted Encumbrances” means: (A) in the case of any assets other than the Property, (i) Encumbrances on equipment (including mobile equipment) to secure indebtedness with respect to, or the unpaid purchase price of, such equipment (including refinancing thereof in an amount not to exceed the outstanding balance of the purchase price of such equipment and including capital leases), (ii) Encumbrances on the Infrastructure Assets, provided that in each case, the Seller has the continued right to use such equipment and/or Infrastructure Asset for the Project, (iii) Encumbrances on cash, receivables and inventory (other than concentrate) of the Seller to secure a working capital or receivables facility; and (iv) Customary Liens; (B) in the case of the Property, which is not Infrastructure Assets, Customary Liens; (C) in the case of the Property, including Infrastructure Assets, (i) Encumbrances on the Infrastructure Assets, provided that in each case the Seller has the continued right to use such Infrastructure Asset for the Project, and (ii) Customary Liens and (D) Encumbrances permitted under Section 8.9(m).

“Permitted Indebtedness” means any indebtedness for borrowed money owing to a person other than a Shareholder or an Affiliate of such a Shareholder.

“person” includes an individual, corporation, body corporate, limited or general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, Governmental Authority or any other type of organization, whether or not a legal entity.

“Petaquilla Minerals” means Petaquilla Minerals Ltd., a company existing under the laws of British Columbia.

“Pledges” has the meaning set out in Section 8.7(e).

“Processing Plant” means the processing plant substantially in the form contemplated in the Basic Engineering Report with an initial nominal capacity to mill 160,000 tpd of ore and capable of producing a copper-gold-silver and molybdenum concentrates.

“Produced Copper” means any and all copper in whatever form or state that is mined, produced, extracted or otherwise recovered from Minerals, including any copper derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from Minerals, and including copper contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from Minerals, including concentrates.

“Produced Gold” means any and all gold in whatever form or state that is mined, produced, extracted or otherwise recovered from Minerals, including any gold derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from Minerals, and including gold contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from Minerals, including concentrates and doré bars.

“Produced Silver” means any and all silver in whatever form or state that is mined, produced, extracted or otherwise recovered from Minerals, including any silver derived from any processing or reprocessing of any tailings, waste rock or other waste products originally derived from Minerals, and including silver contained in any ore or other products resulting from the further milling, processing or other beneficiation of minerals mined, produced, extracted or otherwise recovered from Minerals, including concentrates and doré bars.

“Project” means the Mina de Cobre Panama project comprised of the Cobre Panama porphyry copper deposit located in the District of Donoso, Colon Province, in the Republic of Panama, including the Property, the mining, production, processing, recovery, sale, transportation, storage and delivery operations and related assets and assets located on or at or used in connection with the Property or to mine the Minerals, including all Minerals, Permits, Regulatory Approvals, Other Rights, Material Contracts, fixtures, mines, facilities, equipment and inventory, to be developed, constructed and operated at or in respect of the Property and including the Infrastructure Assets, Tailings Management Facility and Processing Plant in accordance with the Basic Engineering Report.

“Project Costs” means the total costs for the construction and Development of the Project in accordance with the Development Plan, including capital costs, operating costs, working capital, interest costs and financing costs, as initially set out in Schedule D and as amended from time to time and provided to the Purchaser in accordance with Section 7.6.

“Project Investments” means any direct or indirect ownership of shares or units of, direct or indirect Shareholder Loans to, non-arm’s length marketing arrangements with or any other direct or indirect investment in, interest or contribution to, the Seller or Luxco2 and includes the right to receive re-payment from the Seller of any deemed loan made by IFC to KPMC, its direct or indirect shareholders or its Affiliates pursuant to Section 2.7 or 2.9 of the MPSA Shareholders’ Agreement.

“Project Net Asset Value” means the Project Net Present Value plus working capital less long term liabilities (excluding in both cases, Shareholder Pro-rata Loans (but not any other Shareholder Loans), both determined in accordance with IFRS based on the balance sheet of the Seller for the most recently completed fiscal quarter of the Seller.

“Project Net Present Value” means the amount determined by calculating the net present value of the future cash flows of the Project (other than from Infrastructure Assets that the Seller no longer owns or has the right to use for the Project) based on the then current Operating Plan (determined without regard to the existence of this Agreement) using a [Amount redacted]% discount rate during construction and an [Amount redacted]% discount rate after the Operations Start Date and published Selected Commodity Analyst consensus annual future Commodity Prices.

“Property” means the Concession, Surface Rights, property related Other Rights and other property related titles, rights or concessions in each case to the extent necessary for the construction, Development or operation of the Mina de Cobre Panama project comprised of the Cobre Panama porphyry copper deposit located in the District of Donoso, Colon Province, in the Republic of Panama, which are listed in Schedule E attached hereto and which shall be updated from time to time in accordance with Section 7.6, whether created privately or by the action of any Governmental Authority, and includes any extension, renewal, replacement, conversion or substitution of the Concession, Surface Rights, or other titles, rights or concessions or any other Surface Rights, property related Other Rights and other property related titles, rights or concessions, including any reacquired after abandonment or other disposition (but in the case of a Concession Termination Event (other than an Expropriation) only where reacquired by way of a Subsequent Acquisition), held or acquired by or on behalf of the Seller or its subsidiaries.

“Purchaser Caused Taxes” has the meaning set out in Section 14.1(c).

“Purchaser’s Collateral” means the assets over which a security interest is or is to be granted to the Purchaser from the Inmet Parties as in existence from time to time in accordance with the terms hereof and the other Transaction Documents.

“Purchaser Event of Default” has the meaning set out in Section 12.1.

“Purchaser Interest” means the rights and obligations of the Purchaser under this Agreement and the other Transaction Documents as of the date hereof.

“Purchaser Material Adverse Effect” means any event, circumstance, occurrence, change or effect that, when taken individually or in aggregate with any other events, circumstances, occurrences, changes or effects that are currently having an effect, is or could reasonably be expected to have a material adverse effect on (i) the financial condition of the Purchaser or Franco-Nevada Corporation, to the extent relevant to the Project, (ii) the ability of the Purchaser or Franco-Nevada Corporation to observe, perform or comply with its material obligations under the Transaction Documents or Parent Guarantee, respectively, or (iii) the rights and remedies of the Seller under any of the Transaction Documents.

“Purchaser Offer” has the meaning set out in Section 9.2(a).

“Purchaser Offer Period” has the meaning set out in Section [Section reference redacted].

“Purchaser Reason” means the Purchaser being subject to Covered Taxes (other than Covered Taxes referred to in clause (ii) of the definition thereof) by reason of [One reason redacted], carrying on business or having a connection to or an establishment in a jurisdiction, other than solely by reason of purchasing Refined Gold or Refined Silver under this Agreement, receiving or making payments under this Agreement, enforcing its rights under this Agreement and related Security Documents, being a party to this Agreement and related Security Documents or transactions contemplated herein and therein or establishing or locating its metal account in a Designated Jurisdiction.

“Purchaser’s Security” means Encumbrances in favour of the Purchaser.

“Purchaser’s Share of Funding” has the meaning set out in Section 3.3.

“Quarterly Delivery Amount” has the meaning set out in Section 5.1(a).

“Receiving Party” has the meaning set out in Section 8.6(a).

“Refined Gold” means marketable metal bearing material in the form of gold bars or coins that is refined to a minimum 995 parts per 1,000 fine gold.

“Refined Silver” means marketable metal bearing material in the form of silver bars or coins that is refined to a minimum 999 parts per 1,000 fine silver.

“Regulatory Approvals” means any grant of approval, permission, consent, authority or licence (but not including Permits) by any Governmental Authority or stock exchange, applicable to a person or any of its properties, assets, business or operations.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, emitting, emptying, dumping, escape, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater, and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

“Released Loans” has the meaning set out in Section 8.8(f).

“Released Percentage” has the meaning set out in Section 8.8(e).

“Released Shares” has the meaning set out in Section 8.8(e).

“Required Coverage Ratio” means two times the Coverage Ratio.

“Required Gold Amount” has the meaning set out in Section 2.2(b)(ii).

“Required Silver Amount” has the meaning set out in Section 2.2(b)(ii).

“Resettlement Action Plans” means the resettlement action plans as described in Schedule V.

“Restricted Amount” means, at any time, twice the aggregate value of the Refined Gold and Refined Silver calculated at Selected Commodity Analysts consensus Commodity Prices which would be required to be delivered by the Seller to the Purchaser under this Agreement (based upon the anticipated mining operations of the Project reflected in the Operating Plan and net of the payments to be made by the Purchaser to the Seller pursuant to Sections 2.4 and 2.5 in respect thereof) for the period commencing on the date on which the relevant event in Section 11.6(a) commenced and ending on the date of the relevant Distribution.

“Restricted Person” means any person or entity that:

(i)                                     is named, identified, described on or included on any of:

(1)                                 the lists maintained by the Office of the Superintendent of Financial Institutions Canada with respect to terrorism;

(2)                                 the Denied Persons List, the Entity List or the Unverified List, compiled by the Bureau of Industry and Security, U.S. Department of Commerce;

(3)                                 the List of Statutorily Debarred Parties compiled by the U.S. Department of State;

(4)                                 the Specially Designated Nationals Blocked Persons List compiled by the U.S. Office of Foreign Assets Control;

(5)                                 the annex to, or is otherwise subject to the provisions of, U.S. Executive Order No. 13324; or

(6)                                 the lists compiled by the U.S. Department of State of parties that have been sanctioned under various statutes;

(ii)                                  is subject to:

(1)                                 the International Emergency Economic Powers Act, 50 U.S.C.; or

(2)                                 the Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.; or any other enabling legislation or executive order relating thereto, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Title III of Pub. L. 107-56; or

(3)                                 any other trade restrictions under United States law of a similar nature as those included in (ii) (1) and (2) above; or

(iii)                               is a person or entity who is an Affiliate of a person or entity listed above.

“Right of First Offer” has the meaning set out in Section 9.1(d).

“Secured Value” means the Stream Secured Value plus, where the Pari Passu Option has been exercised, the amount of any claim by Third-Party Financing Lenders that is secured subject to the Pari Passu Option.

“Security Agreement” has the meaning set out in Section 8.7(c).

“Security Documents” means the Security Agreement, the Pledges, the Luxco Guarantees, the IFC Guarantee and such other security documents as the Purchaser may reasonably require to give to the Purchaser the security on the Purchaser’s Collateral as contemplated herein.

“Security Failure” has the meaning set out in Section 11.1(m).

“Selected Commodity Analysts” means the respective division, group or entity of each of the following which is responsible for forecasting metals prices of: (i) for gold and silver: Citigroup, UBS, Deutsche Bank, Credit Suisse, Macquarie, Morgan Stanley, Bank of America, Merrill Lynch, Toronto Dominion Bank and Bank of Nova Scotia, and (ii) for copper: the same analysts as for gold and silver together with Brook Hunt, as the same may be updated by the Parties, acting reasonably, in writing from time to time in order to remove and replace any institution that ceases to publish the relevant information.

“Seller Approved Purchaser” means a reputable entity that (i) is either (a) in the streaming business, or (b) is experienced in investing in major mining projects (but is not an operating mining company), in each case with the operational and administrative capabilities and financial capacity to fulfill the obligations it assumes under this Agreement, (ii) is domiciled and principally regulated in [List of jurisdictions redacted], with such jurisdictions to be updated by the parties (subject to the prior agreement of the Parties) from time to time to reflect jurisdictions that provide comparable transparency and rule of law, and (iii) if it acquired Control of the Seller, such acquisition would not cause the Seller or its Affiliates to be in breach of Applicable Laws, Regulatory Approvals or Permits, or the terms and conditions of Other Rights in any material respect.

“Seller Party Event of Default” has the meaning set out in Section 11.1.

“Senior Officer” has the meaning set out in Section 3.3(a)(i)5.

“Shared Security” has the meaning set out in Section 8.10(a).

“Shareholder Loans” means any loan advanced or deemed to be advanced directly to the Seller by a Shareholder or on its behalf or for its account.

“Shareholder Pro-rata Loans” means those Shareholder Loans which were made by the Seller’s Shareholders on a proportionate basis (based on their respective voting share ownership of the Seller) to the extent they remain outstanding on a proportionate basis.

“Shareholders” means the shareholders of the Seller, and includes Luxco2 and KPMC, being the only shareholders of the Seller as at the date of this Agreement, and each, individually, a “Shareholder”.

“Shortfall” has the meaning set out in Section 4.1(b)(i).

“Shortfall Buyback Amount” has the meaning set out in Section 4.1(b)(iii).

“Shortfall Buyback Percentage” has the meaning set out in Section 4.1(b)(ii).

“Shortfall Protection Option” has the meaning set out in Section 4.1(a).

“Silver Market Price” means, with respect to any day, the afternoon per ounce silver fixing price in U.S. dollars quoted by the London Bullion Market Association for Refined Silver on such day or, if such day is not a trading day, the immediately preceding trading day; provided that if, for any reason, the London Bullion Market Association is no longer in operation or the price of Refined Silver is not confirmed, acknowledged or quoted by the London Bullion Market Association, the Silver Market Price shall be determined by reference to the price of Refined Silver on a commodity futures exchange mutually acceptable to the Parties.

“Silver Purchase Price” has the meaning set out in Section 2.5.

“Silver Reference Amount” in respect of a Lot means, subject to amendment under Article 4:

(i)                                    1,376 ounces for each 1 million pounds of Produced Copper contained in such Lot (and a proportional number of ounces for any other amount of Produced Copper in such Lot), until 9,842,000 ounces of Refined Silver have been delivered to the Purchaser under this Agreement, and thereafter,

(ii)                                 1,776 ounces for each 1 million pounds of Produced Copper contained in such Lot (and a proportional number of ounces for any other amount of Produced Copper in such Lot), until 29,731,000 ounces of Refined Silver have been delivered to the Purchaser under this Agreement, and thereafter,

(iii)                              62.1% of the number of ounces of Produced Silver contained in such Lot, provided however, if in such Lot the average grade of Produced Silver in such delivered concentrate, as determined based on applicable Offtaker Settlement Sheets, is less than 30 grams of silver per tonne of concentrate, then, in respect of such Lot, the lesser of: (A) 62.1% of the number of ounces of Produced Silver contained in such Lot, and (B) 80% of the Payable Silver contained in such Lot as determined based on the applicable Offtaker Settlement Sheets, as determined in accordance with Section 2.1(b).

“Step-In Requirements” has the meaning set out in Section 8.8(c).

“Stream Area” means all of the area within the original Law 9 concession as illustrated and described in Schedule E.1.

“Stream Net Present Value” means the amount determined by calculating the net present value of: (i)  the value of the Refined Gold and Refined Silver to be delivered to the Purchaser under this Agreement, less (ii) the payments to be made to the Seller by the Purchaser with respect to Deliveries based on the then current Operating Plan using a [Amount redacted]% discount rate and published Selected Commodity Analyst consensus annual future Commodity Prices.

“Stream Secured Value” means (i) prior to the Operations Start Date, an amount equal to the then Uncredited Balance; and (ii) thereafter, at any time, an amount equal to the greater of the then Uncredited Balance and the Stream Net Present Value.

“Subordination Option” has the meaning set out in Section 8.10(a).

“Subsequent Acquisition” has the meaning set out in Section 6.4(b).

“Surface Rights” means all rights to use, enter and occupy the surface of the land necessary for the construction, Development and operation of the Mina de Cobre Panama project comprised of the Cobre Panama porphyry copper deposit located in the District of Donoso, Colon Province, in the Republic of Panama, pursuant to all leases, licenses, contracts, agreements, permits or other documents relating to such rights, including any and all surface tenures issued by a Governmental Authority such as investigative permits and temporary permits, and any lease to the surface area or license of occupation or other occupation right and includes any fee simple rights.

“Syndication” has the meaning set out in Section 9.2(a).

“Syndication Notice” has the meaning set out in Section 9.2(a).

“Syndication Proposal” has the meaning set out in Section 9.2(a).

“Tailings Management Facility” means the tailings management facility as contemplated by the Basic Engineering Report.

“Taxes” means all taxes, surtaxes, duties, levies, imposts, tariffs, fees, assessments, reassessments, withholdings, dues and other charges of any nature, whether disputed or not, by a Governmental Authority, and instalments in respect thereof, including such amounts imposed or collected on the basis of: income; capital; real or personal property;  payments, deliveries or transfers of property of any kind to residents or non-residents;  purchases, consumption, sales, use, import, export of goods and services; mining; distributions; equity; together with penalties, fines, additions to tax and interest thereon; and “Tax” shall have a corresponding meaning.

“Term” has the meaning set out in Section 6.1(a).

“Third-Party Financing Lender” has the meaning set out in Section 8.10(a).

“Time of Delivery” has the meaning set out in Section 2.2(c).

“tonne” means one metric tonne (1,000 kgs).

“Top-Up Delivery” has the meaning set out in Section 5.1(a).

“tpd” means tonnes per day.

“Transaction Approvals” means all authorizations, clearances, consents, orders and other approvals required to be obtained from any person, including any Governmental Authority or stock exchange, in connection with the execution, delivery and performance of the Transaction Documents.

“Transaction Documents” means this Agreement, all security and other documents to be provided by the Seller and Inmet Parties pursuant to the terms of this Agreement, including the Security Documents, and such other documents as may be necessary or appropriate to give effect to the terms hereof.

“Transfer” has the meaning set out in Section 8.8(a).

“Transfer Covenant” has the meaning set out in Section 8.10(b).

“Transferred Shareholder Loan” has the meaning set out in Section 8.7(e).

“Uncredited Balance” at any time means the uncredited balance determined in accordance with this Agreement of the Payment Deposit that has been paid to the Seller.

1.2                               Certain Rules of Interpretation

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

(a)                                 The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof.

(b)                                 References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement unless specifically stated otherwise.

(c)                                  Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(d)                                 Sample calculations contained in Schedule R are for illustrative purposes only and shall not affect the construction or interpretation of this Agreement.

(e)                                  Where the word “including” or “includes” is used in this Agreement, it means “including without limitation” or “includes without limitation”.

(f)                                   The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)                                  Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)                                 References to a person in this Agreement refer to such person and their legal successors, assigns (excluding any person who acquires any rights of the Seller through an Expropriation or other unlawful or involuntary method of a similar nature (and for greater certainty, a direct or indirect take-over bid or other acquisition of the Seller, including by way of exercise of creditor rights, shall not be considered an unlawful or involuntary method of acquisition)), heirs, executors, administrators, estate, trustees and personal or legal representatives.

(i)                                     Reference to (i) this Agreement is to be construed as a reference to this Agreement as it may be amended, modified, restated, supplemented or extended from time to time, and (ii) any other agreement is to be construed as a reference to that agreement as it may be amended, modified, restated, supplemented, extended, replaced or superceded from time to time.

(j)                                    A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

(k)                                 Time is of the essence in the performance of the Parties’ respective obligations under this Agreement.

(l)                                     In this Agreement a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. (Toronto, Canada time) on the last day of the period.  If, however, the last day of the period does not fall on a Business Day, the period shall terminate at 5:00 p.m. (Toronto, Canada time) on the next Business Day.

(m)                             Unless specified otherwise in this Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

(n)                                 The following schedules are attached to and form part of this Agreement:

Schedule A	-	Initial Operating Plan
Schedule B	-	Permitting and Other Rights Schedule
Schedule C	-	Seller, Luxco2, Luxco1 and IFC Representations and Warranties
Schedule D	-	Project Costs
Schedule E	-	Description of Property (with Maps)
Schedule E.1	-	Stream Area
Schedule F	-	Form of Advance Request
Schedule G	-	Form of Independent Engineer’s Advance Certificate
Schedule H	-	Purchaser Representations and Warranties
Schedule I	-	Dispute Resolution
Schedule J	-	Form of Guarantee to be executed by Luxco1
Schedule K	-	Form of Guarantee to be executed by Luxco2
Schedule L	-	Form of Guarantee to be executed by IFC

Schedule M	-	Form of Security Agreement to be executed by Luxco2
Schedule N	-	Form of Pledge to be executed by Luxco1
Schedule O	-	Form of Pledge to be executed by Luxco2
Schedule P	-	Form of Pledge to be executed by IFC
Schedule Q	-	Form of Parent Guarantee
Schedule R	-	Sample Calculations
Schedule S	-	Seller Structure
Schedule T	-	Form of Financial Certificate to be provided by a Senior Officer
Schedule U	-	Purchaser’s Collateral
Schedule V	-	Material Contracts
Schedule W	-	Form of Independent Engineer’s Operating Plan Certificate

ARTICLE 2
PURCHASE AND SALE

2.1                               Purchase and Sale of Refined Gold and Refined Silver

(a)                                 Subject to and in accordance with the terms of this Agreement, during the Term, for so long as the Seller or its Affiliates have a beneficial interest in the Project, the Seller hereby agrees to sell to the Purchaser, and the Purchaser hereby agrees to purchase from the Seller, in respect of each Lot:

(i)                                     an amount of Refined Gold equal to the Gold Reference Amount, free and clear of all Encumbrances; and

(ii)                                  an amount of Refined Silver equal to the Silver Reference Amount, free and clear of all Encumbrances,

together, the “Basic Deliveries” and each referred to as a “Basic Delivery”.

(b)                                 The amount of Produced Copper, Produced Gold and Produced Silver shall be measured by the amount of contained copper, gold and silver in the Minerals received by the Offtaker as determined by the Offtaker Settlement Sheets. Produced Copper, Produced Gold, Produced Silver, Payable Gold and Payable Silver shall not be reduced for, and the Purchaser shall not be responsible for, any refining charges, processing charges, treatment charges, penalties, insurance charges, transportation charges, settlement charges, financing charges or price participation charges, or other similar charges, penalties or deductions, regardless of whether such charges, penalties or deductions are expressed as a specific metal deduction, separate and apart from the recovery rate pursuant to the terms of the applicable Offtake Agreement (“Offtaker Charges”).

(c)                                  The Seller shall not sell or deliver to the Purchaser (for purposes of this Agreement and at any time during the term of this Agreement) any Refined Gold or Refined Silver that has been directly or indirectly purchased on a commodity exchange or from another similar source. For greater certainty, the Seller shall be permitted to acquire Refined Gold and Refined Silver from a refiner for delivery to the Purchaser.

(d)                                 The obligation of the Seller to make Deliveries to the Purchaser shall be an operating cost of the Seller due and payable to the Purchaser in accordance with the terms of this Agreement and due and payable regardless of any circumstance whatsoever.

2.2                               Delivery Obligations

(a)                                 Subject to Section 2.2(b), within five Business Days after the date of each Offtaker Payment, the Seller shall sell and deliver to the Purchaser Refined Gold in an amount equal to the Gold Reference Amount and Refined Silver in an amount equal to the Silver Reference Amount in respect of the Lot to which such Offtaker Payment relates.

(b)                                 If an Offtaker Payment consists of a provisional payment that may be adjusted upon final settlement of a Lot, then:

(i)            within five Business Days after the date of such provisional Offtaker Payment, the Seller shall sell and deliver to the Purchaser (A) Refined Gold in an amount equal to the Gold Reference Amount, and (B) Refined Silver in an amount equal to the Silver Reference Amount, in each case in respect of such Lot for which the Seller received a provisional Offtaker Payment (provided that, for this calculation of Refined Gold and Refined Silver, as applicable, the amount of copper, gold and silver in the Lot which the Offtaker uses in the calculation of its provisional payment shall be used to determine the amount of Produced Copper, Produced Gold and Produced Silver in the Lot) under the applicable Offtake Agreement, as supported by the documentation provided pursuant to Section 2.3 and in the applicable Monthly Report; and

(ii)           within five Business Days after the date of final settlement of the Lot with the Offtaker, the Seller shall sell and deliver to the Purchaser (A) Refined Gold in an amount equal to the amount by which the actual Gold Reference Amount (the “Required Gold Amount”) exceeds the amount of Refined Gold previously delivered to the Purchaser in respect of such Lot pursuant to Section 2.2(b)(i), and (B) Refined Silver in an amount equal to the amount by which the actual Silver Reference Amount (the “Required Silver Amount”) exceeds the amount of Refined Silver previously delivered to the Purchaser in respect of such Lot pursuant to Section 2.2(b)(i), in each case as supported by the documentation provided pursuant to Section 2.3 and the applicable Monthly Report; provided, however, if the Refined Gold or Refined Silver delivered pursuant to Section 2.2(b)(i) exceeds the Required Gold Amount or the Required Silver Amount, respectively, then the Seller shall be entitled to set off and deduct such excess amount of either or both of Refined Gold or Refined Silver, as applicable, from the next required deliveries by the Seller under this Agreement until it has been fully offset against deliveries to the Purchaser of either or both of Refined Gold or Refined Silver pursuant to this Section 2.2(b).

(c)                                  The Seller shall sell and deliver to the Purchaser all Refined Gold and Refined Silver to be sold or delivered under this Agreement by way of (x) credit (in metal) or physical allocation to (y) the metal account or accounts designated by the Purchaser, with both (x) and (y) to be specified by the Purchaser by electronic communication at least 10 Business Days in advance of the Operations Start Date and from time to time thereafter, provided any changes must be specified at least 10 Business Days in advance of any sale and delivery of Refined Gold or Refined Silver by the Seller to the Purchaser in order for such changes to be applicable in respect of such sale and delivery. Delivery of Refined Gold and Refined Silver to the Purchaser shall be deemed to have been made at the time and on the date Refined Gold and Refined Silver are respectively credited or physically allocated to a designated metal account of the Purchaser (the “Time of Delivery” on the “Date of Delivery”).

(d)                                 Title to, and risk of loss of, Refined Gold and Refined Silver shall pass from the Seller to the Purchaser at the Time of Delivery.

(e)                                  All costs and expenses pertaining to each delivery of Refined Gold and Refined Silver to the Purchaser shall be borne by the Seller so long as the Purchaser’s metal accounts are in a Designated Jurisdiction, otherwise, subject to Article 14 all such costs and expenses shall be borne by the Purchaser.  If a change in the Designated Jurisdiction is stipulated by the Seller pursuant to and in accordance with Article 14, the Seller shall indemnify the Purchaser for any incremental costs resulting therefrom.

(f)                                   The Seller hereby represents and warrants to and covenants with the Purchaser that, at each Time of Delivery (i) the Purchaser will be the sole legal and beneficial owner of the Refined Gold and Refined Silver credited or physically allocated to a metal account of the Purchaser, (ii) the Purchaser will have good, valid and marketable title to such Refined Gold and Refined Silver, and (iii) such Refined Gold and Refined Silver will be free and clear of all Encumbrances.

(g)                                  The Parties acknowledge that (i) the quantities of Refined Gold and Refined Silver to be sold and delivered to the Purchaser pursuant to this Agreement shall be determined with reference to the Gold Reference Amount and the Silver Reference Amount, respectively, and (ii) subject to Section 2.1(c), the Seller shall not be obliged to sell or deliver to the Purchaser the Refined Gold or Refined Silver physically produced from the gold or silver mined, produced, extracted or otherwise recovered from the Stream Area.

2.3                               Invoicing

The Seller shall notify the Purchaser in writing, within five Business Days after each delivery and credit to the account of the Purchaser, by delivery of an invoice to the Purchaser that shall include:

(a)                                 the calculation of the number of ounces of Refined Gold and Refined Silver credited or physically allocated, including confirmation of the basis on which the Gold Reference Amount and Silver Reference Amount were determined;

(b)                                 the Offtaker Settlement Sheets on which the calculation is based;

(c)                                  the expected Date of Delivery and expected Time of Delivery;

(d)                                 the Gold Purchase Price for Refined Gold and Silver Purchase Price for Refined Silver credited or physically allocated;

(e)                                  reference to the Offtake Agreement under which such delivery was made;

(f)                                   the aggregate number of ounces of Refined Gold and Refined Silver delivered to the Purchaser under this Agreement up to the Time of Delivery (including, the Refined Gold and Refined Silver subject to the invoice); and

(g)                                 such other information regarding the calculation of the amount of Refined Gold and/or Refined Silver delivered to the Purchaser as the Purchaser may reasonably request.

The calculation required by Section 2.3(a) shall be final and binding unless the Purchaser provides written objection to the Seller within 10 days after receipt of the applicable invoice. The foregoing shall in no way limit the Purchaser’s audit rights under Section 7.7(a) and any adjustments or recoveries arising therefrom.

2.4                               Gold Purchase Price

The Purchaser shall pay to the Seller a purchase price for each ounce of Refined Gold sold and delivered by the Seller to the Purchaser under this Agreement (the “Gold Purchase Price”) equal to:

(a)                                 until the Payment Deposit has been reduced to nil, the Gold Market Price on the Date of Delivery of such Refined Gold, payable in cash or by wire transfer up to the amount of the Fixed Gold Price, and, if such Gold Market Price is greater than the Fixed Gold Price, the balance will be payable by crediting an amount equal to the difference between such Gold Market Price and the Fixed Gold Price against the Payment Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)                                 after the Payment Deposit has been reduced to nil, the lesser of the Fixed Gold Price and the Gold Market Price on the Date of Delivery of such Refined Gold, payable in cash or by wire transfer.

For greater certainty, the Uncredited Balance shall not be reduced in respect of any Gross-Up Payment.

2.5                               Silver Purchase Price

The Purchaser shall pay to the Seller a purchase price for each ounce of Refined Silver sold and delivered by the Seller to the Purchaser under this Agreement (the “Silver Purchase Price”) equal to:

(a)                                 until the Payment Deposit has been reduced to nil, the Silver Market Price on the Date of Delivery of such Refined Silver, payable in cash or by wire transfer up to the amount of the Fixed Silver Price, and, if such Silver Market Price is greater than the Fixed Silver Price, the balance will be payable by crediting an amount equal to the difference between such Silver Market Price and the Fixed Silver Price against the Payment Deposit in order to reduce the Uncredited Balance until it has been credited and reduced to nil; and

(b)                                 after the Payment Deposit has been reduced to nil, the lesser of the Fixed Silver Price and the Silver Market Price on the Date of Delivery of such Refined Silver, payable in cash or by wire transfer.

For greater certainty, the Uncredited Balance shall not be reduced in respect of any Gross-Up Payment.

2.6                               Payment for Gold and Silver Deliveries

Payment by the Purchaser for each Basic Delivery shall be made (i) no later than five Business Days after the later of receipt of the invoice referenced in Section 2.3 and receipt of the Refined Gold or Refined Silver, as applicable, in the Purchaser’s metal account, and (ii) to a bank account of the Seller designated in accordance with Section 13.2.

2.7                               Molejon Agreement

The Purchaser acknowledges and agrees that the Molejon Agreement requires the Seller to transfer a “Gold Deposit” (as defined in the Molejon Agreement) to Petaquilla Minerals or an Affiliate thereof and any copper, gold or silver derived therefrom shall not be considered Produced Copper, Produced Gold or Produced Silver for purposes of this Agreement. The Seller acknowledges and agrees that any copper, gold or silver derived from a “Copper Deposit” (as defined in the Molejon Agreement) located on the Molejon Sub-Concession shall be considered Produced Copper, Produced Gold or Produced Silver for purposes of this Agreement, and together with any related infrastructure, facilities or other assets of the Seller used in connection with the Development or operation thereof, shall form part of the Project.

ARTICLE 3
PAYMENT DEPOSIT AND CONDITIONS TO COMMENCEMENT

3.1                               Payment Deposit

In connection with the respective promises and covenants contained herein, including the sale and delivery by the Seller to the Purchaser of an amount of Refined Gold equal to the Gold Reference Amount and an amount of Refined Silver equal to the Silver Reference Amount, the Purchaser hereby agrees to pay a deposit against the Gold Purchase Price and the Silver Purchase Price by way of a cash deposit of US$1,000,000,000 to be paid to the Seller by the Purchaser in instalments commencing on the Commencement Date, on and subject to the terms of this Agreement (the “Payment Deposit”).

The Payment Deposit will be paid to the Seller in instalments by the Purchaser such that for each Advance Request Luxco2 and/or IFC shall pay the Inmet Parties’ Share of Funding and the Purchaser shall pay an instalment on account of the Payment Deposit equal to the Purchaser’s Share of Funding up to the amount of the Payment Deposit, subject to the conditions set out in Sections 3.2 and 3.3.

3.2                               Conditions Precedent in Favour of the Purchaser for Commencement of Funding

The Purchaser shall be obliged to perform its obligations under Section 3.1 when each of the following conditions has been satisfied in full:

(a)                                 The Seller shall have delivered to the Purchaser, evidence to the satisfaction of the Purchaser, acting reasonably, that the Inmet Parties’ Initial Funding Requirement has been met.

(b)                                 Each of the Seller, Luxco2, Luxco1 and IFC shall have delivered to the Purchaser a certificate of status, good standing or compliance (or equivalent) for it issued by the relevant Governmental Authority dated as of the requested first Funding Date.

(c)                                  Each of the Seller, Luxco2, Luxco1 and IFC shall have executed and delivered to the Purchaser a certificate of a senior officer of it in form and substance satisfactory to the Purchaser, acting reasonably, dated as of the requested first Funding Date, as to its constating documents, the resolutions of its board of directors or other comparable authority authorizing the execution, delivery and performance of the Transaction Documents to which it is a party and the transactions contemplated thereby and the names, positions and true signatures of the persons authorized to sign the Transaction Documents to which it is a party on its behalf and such other matters pertaining to the transactions contemplated thereby as the Purchaser may reasonably require.

(d)                                 Each of the Seller, Luxco2, Luxco1 and IFC shall have executed and delivered to the Purchaser the Transaction Documents to which it is a party and, in the case of the Security Documents each of Luxco1, Luxco2 and IFC shall have executed and delivered same, as security for the performance of their obligations to the Purchaser under this Agreement, and the Security Documents shall have been registered, filed or recorded in all offices, and all actions shall have been taken, that may be prudent or necessary to preserve, protect or perfect the security interest of the Purchaser under the Transaction Documents. Each of Luxco2 and IFC, as applicable, and each financial institution holding a Luxco2 Blocked Account or an IFC Blocked Account shall have executed and delivered the Luxco2 Blocked Account Agreement and the IFC Blocked Account Agreement, as applicable.

(e)                                  Each of the Seller, Luxco2, Luxco1 and IFC shall have delivered to the Purchaser a favourable legal opinion, in form, substance and detail satisfactory to the Purchaser, acting reasonably, but substantially consistent with the equivalent opinions delivered as of the date of this Agreement, addressed to the Purchaser from external counsel to the Seller, Luxco2, Luxco1 and IFC dated as of the requested first Funding Date, as to (i) the legal status of the Seller, Luxco2, Luxco1 and IFC, (ii) the authorized and issued capital of the Seller, Luxco2, Luxco1 and IFC, including the legal and beneficial ownership of such securities, (iii) the corporate power and authority of each of the Seller, Luxco2, Luxco1 and IFC (and any other applicable Inmet Parties) to execute, deliver and perform the Transaction Documents to which it is a party, (iv) the authorization, execution and delivery of the Transaction Documents and the enforceability of the Transaction Documents against the Seller, Luxco2, Luxco1 and IFC (and any other applicable Inmet Parties) (where such parties are party to the applicable Transaction Documents), (v) the execution, delivery and performance of the Transaction Documents to which it is a party by the Seller, Luxco2, Luxco1 and IFC (and any other applicable Inmet Parties) not breaching or resulting in a default under (A) the constating documents of such entities, including the MPSA Shareholders’ Agreement, and (B) any applicable laws to which such entities are subject, (vi) the Transaction Documents, including the authorization of any security thereunder, having regard to any consents obtained prior to the date of such opinion, do not conflict with the constating documents of the Seller, including the MPSA Shareholders’ Agreement, (vii) the creation of valid liens and security interests pursuant to the Purchaser’s Security, (viii) the due registration or filing of the Transaction Documents and, where applicable, the perfection of the security interest of the Purchaser under the Transaction Documents, and (ix) that there are no registrations or filings of, or in respect of, Encumbrances, other than Permitted Encumbrances, against the property and assets of the Seller, Luxco2, Luxco1 or IFC or any other entity which owns assets which form part of the Purchaser’s Collateral.

(f)                                   The Seller shall have delivered to the Purchaser prior to the requested first Funding Date a written notice that all of the conditions in Section 3.5 have been satisfied or a written waiver of all the conditions that are not satisfied.

(g)                                  The Seller shall have delivered to the Purchaser a favourable legal opinion in a form, substance and detail satisfactory to the Purchaser, acting reasonably, but substantially consistent with the equivalent opinion delivered as of the date of this Agreement, addressed to the Purchaser from external counsel with respect to title dated as of the Commencement Date. The legal opinion shall be consistent with the representations and warranties pertaining to the Project in this Agreement being true and correct, including that no Encumbrances are registered against the Project (including executions) other than Permitted Encumbrances. Unless the Purchaser provides the Seller with written notice within 10 days of the date of delivery of such legal opinion that the Purchaser believes such legal opinion is not consistent in all material respects with such representations and warranties, the Purchaser shall be deemed to have accepted such legal opinion as delivered.

(h)                                 The Seller shall have delivered to the Purchaser both current and post-production closure cost estimates, and evidence of the posting of any bonds or similar instruments required at the time in connection therewith.

3.3                               Conditions Precedent to Draws on the Payment Deposit

In addition to the conditions set out in Section 3.2 which relate only to the initial payment, the obligations of the Purchaser to pay to the Seller as instalments on account of the Payment Deposit, including the initial payment, shall be subject to the following terms and conditions having been satisfied (except, if applicable, pursuant to a Final Balance Advance Request):

(a)                                 Each time payment of an instalment of the Payment Deposit is requested, the Purchaser shall have received in form, substance and detail satisfactory to it, and be satisfied with:

(i)                                     A duly completed and executed written notice substantially in the form of Schedule F (an “Advance Request” and the final such notice being a “Final Balance Advance Request”), with a copy to the Independent Engineer, in both cases no more than 30 days and no less than 15 days prior to the requested Funding Date, requesting payment of an instalment of the Payment Deposit, including the following:

1.                                      the amount that Luxco2 or its Affiliate as a Shareholder is required to pay for Project Costs pursuant to a cash call of the Seller (the “Funding”) to which the Advance Request relates, such Project Costs planned to be paid no more than 90 days after the Funding Date;

2.                                      the Purchaser’s Share of Funding to which the Advance Request relates and the Inmet Parties’ Share of Funding to which the Advance Request relates and the calculation of each such pro rata share;

3.                                      the then-current Permitting Schedule and Other Rights Schedule consistent with the requirements of Applicable Laws and Regulatory Approvals, together with evidence of the Permits and Other Rights obtained to such date;

4.                                      the most recent Monthly Construction Report and any other relevant Project documentation or information that may have a material impact on the Development Plan, Permitting Schedule or Other Rights Schedule;

5.                                      a certificate of a senior officer of the Seller with relevant knowledge and information relating to the subject matter (a “Senior Officer”) that as of the date of the submission of the Advance Request:

(A)                               all Permits and Other Rights required by Applicable Laws or Regulatory Approvals have been obtained (A) up to the date of the Advance Request, and (B) to the end of the period to which the Funding being provided pursuant to such Advance Request pertains have been obtained, unless with respect to such later period, it is reasonable to expect that any outstanding Permits or Other Rights not yet obtained will be obtained prior to the date they are required; and the Seller is in compliance in all material respects with Applicable Laws and Permits in the event that a material part of the Property has been designated a multiple use or protected area and such designation is in effect;

(B)                               no written notice of any construction lien (or claim therefor) against the Property has been received by the Seller, except for any Permitted Encumbrances;

(C)                               all of the representations and warranties made by the Seller, Luxco2, Luxco1 and IFC pursuant to the Transaction Documents are true and correct on and as of the date of the submission of such Advance Request;

(D)                               no Seller Party Event of Default has occurred and is continuing;

(E)                                no event which with notice or lapse of time or both would become a Seller Party Event of Default, having regard to the materiality that would be applicable were it to be a Seller Party Event of Default, has occurred and is continuing;

(F)                                 no breach of or default under the MPSA Shareholders’ Agreement by Inmet, Luxco2 and the Seller and to the best of its knowledge by any other party thereto, has occurred and is continuing;

(G)                               giving effect to the instalment to be paid, the Required Coverage Ratio will be met; and

(H)                              the construction and Development of the Project (at its then current stage of completion) is, in all material respects, in compliance with all applicable Permits (including the ESIA and the Seller’s obligations thereunder) and Other Rights and with Applicable Law (including Law 9 and the Seller’s obligations thereunder) and the Concession; and

6.                                       a certificate of a senior officer of each of Luxco2, Luxco1 and IFC that as of the date of the submission of the Advance Request:

(A)                               all of the representations and warranties made by the Seller, Luxco2, Luxco1 and IFC pursuant to the Transaction Documents are true and correct on and as of the date of the submission of such Advance Request;

(B)                               no Seller Party Event of Default has occurred and is continuing;

(C)                               no event which with notice or lapse of time or both would become a Seller Party Event of Default, having regard to the materiality that would be applicable were it to be a Seller Party Event of Default has occurred and is continuing;

(D)                               in the case of Luxco2 only, no breach of or default under the MPSA Shareholders’ Agreement by Inmet, Luxco2 and the Seller and to the best of its knowledge by any other party thereto, has occurred and is continuing; and

(E)                                in the case of Luxco2 and IFC, giving effect to the instalment to be paid, the Required Coverage Ratio will be met; and

(ii)                              A certificate of the Independent Engineer in the form of Schedule G, in respect of the date of submission of the Advance Request, confirming that all Permits and Other Rights required by Applicable Laws or Regulatory Approvals have been obtained (A) up to the date of the Advance Request, and (B) to the end of the period to which the Funding being provided pursuant to such Advance Request pertains, unless with respect to such later period, it is reasonable to expect that any outstanding Permits or Other Rights not yet obtained will be obtained prior to the date they are required; and

(b)                                 On each anniversary of the Commencement Date, the Seller shall have delivered to the Purchaser a favourable legal opinion in a form, substance and detail satisfactory to the Purchaser, acting reasonably, but substantially consistent with the equivalent opinion delivered pursuant to Section 3.2(g).

The “Purchaser’s Share of Funding” shall be 25% of each Funding and the “Inmet Parties’ Share of Funding” shall be 75% of each Funding.  For greater certainty, subject to Sections 3.1, 3.2 and 3.3, the Purchaser shall pay one dollar to the Seller on account of the Payment Deposit for every three dollars paid in respect of each applicable Funding by Luxco2 for Project Costs up to the maximum amount of the Payment Deposit.

3.4                               Use of Payment Deposit

The Seller shall use the proceeds of the Payment Deposit only to pay for Project Costs.  If the full amount of the Payment Deposit has not been paid by the Operations Start Date, the Seller may request a final payment of such unpaid amount on delivery to the Purchaser of a Final Balance Advance Request, together with evidence, satisfactory to the Purchaser, confirming that the Operations Start Date has occurred. The Purchaser shall pay to the Seller such final instalment no later than 15 days after receipt by the Purchaser of a Final Balance Advance Request and such payment shall not be subject to any condition. Except as specifically provided in the Transaction Documents (including pursuant to Section 6.3 of this Agreement), the Seller shall not be obliged to return any amount paid in respect of the Payment Deposit to the Purchaser in any circumstances.

3.5                               Conditions Precedent in Favour of the Seller for Commencement

The Seller shall not be obliged to perform its obligations under Sections 2.1(a) or 2.2 unless each of the following conditions has been satisfied in full on or before the Commencement Date:

(a)                                 The Purchaser shall have delivered to the Seller a certificate of status, good standing or compliance (or equivalent) for the Purchaser issued by the relevant Governmental Authority.

(b)                                 The Purchaser shall have executed and delivered to the Seller a certificate of a senior officer of the Purchaser, in form and substance satisfactory to the Seller, acting reasonably, as to the constating documents of the Purchaser, the resolutions of the board of directors of the Purchaser authorizing the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereby and the names, positions and true signatures of the persons authorized to sign the Transaction Documents on the Purchaser’s behalf, and such other matters pertaining to the transactions contemplated hereby as the Seller may reasonably require.

(c)                                  The Purchaser shall have delivered to the Seller, as security for the performance of its obligation to pay the Payment Deposit under this Agreement, the Parent Guarantee.

(d)                                 The Purchaser shall have delivered to the Seller, a favourable opinion, in form and substance satisfactory to the Seller, acting reasonably, from external legal counsel to the Purchaser as to (i) the legal status of the Purchaser, (ii) the corporate power and authority of the Purchaser to execute, deliver and perform the Transaction Documents, and (iii) the authorization, execution and delivery of the Transaction Documents and the enforceability of the Transaction Documents against the Purchaser.

(e)                                  The Purchaser shall have certified to the Seller that, as of the Commencement Date (i) all of the representations and warranties made by the Purchaser pursuant to the Transaction Documents are true and correct on and as of such date, except as would not have a Purchaser Material Adverse Effect, and (ii) no Purchaser Event of Default (or an event which with notice or lapse of time or both would become a Purchaser Event of Default) has occurred and is continuing.

3.6                               Satisfaction of Conditions Precedent

(a)                                 The Seller shall use all commercially reasonable efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in Sections 3.2 and 3.3 and the Purchaser shall use all commercially reasonable efforts and take all reasonable action as may be necessary or advisable, to satisfy and fulfil all the conditions set forth in Section 3.5, in each case by the date provided or, if no date is provided, as promptly as reasonably practicable.  The Parties shall co-operate in exchanging such information and providing such assistance as may be reasonably required in connection with the foregoing.

(b)                                 Each of the conditions set forth in Sections 3.2 and 3.3 is for the exclusive benefit of the Purchaser, and may be waived by the Purchaser in writing, in its sole discretion in whole or in part. Each of the conditions set forth in Section 3.5 is for the exclusive benefit of the Seller, and may be waived by the Seller in writing, in its sole discretion in whole or in part.

ARTICLE 4
SHORTFALL PROTECTION OPTION

4.1                               Shortfall Protection Option

(a)                                 In the event of a Shortfall of Produced Gold or Produced Silver, as applicable, the Seller shall have the option (the “Shortfall Protection Option”), exercisable once, either within 60 days of the third anniversary of the Operations Start Date, or, if not exercised at such time, then within 60 days of the fifth anniversary of the Operations Start Date (each such 60 day period, an “Option Period”), to reduce effective from or after the date of the Exercise Notice the Gold Reference Amount or the Silver Reference Amount, respectively, by the applicable Shortfall Buyback Percentage, by paying to the Purchaser the Shortfall Buyback Amount.  Schedule R contains sample calculations illustrating Shortfall calculations.

(b)                                 In this Article:

(i)            a “Shortfall” in respect of either Produced Gold or Produced Silver, as applicable, is deemed to occur where 80% of the Payable Gold or Payable Silver, as applicable, for which payment has been received within the two year period immediately prior to the exercise of the Shortfall Protection Option (as evidenced by Offtaker Settlement Sheets) is less than the amount of Refined Gold or Refined Silver, as applicable, which was required to be delivered and has been delivered to the Purchaser under this Agreement during the same period;

(ii)           the “Shortfall Buyback Percentage” for the applicable Shortfall period, shall be 100% minus a fraction expressed as a percentage determined by dividing 80% of the amount of Payable Gold or Payable Silver, as applicable, in respect of which Offtaker Payments have been made over such period (as evidenced by Offtaker Settlement Sheets) by the amount of Refined Gold or Refined Silver, as applicable, delivered to the Purchaser under this Agreement during the same period, provided such percentage is a positive percentage and up to a maximum of 10%. If the Seller elects to exercise the Shortfall Protection Option with respect to a percentage which is less than the percentage determined by the previous sentence, such lesser percentage shall be the Shortfall Buyback Percentage; and

(iii)          “Shortfall Buyback Amount” means such amount of cash so that the internal rate of return of the stream of payments and deliveries (i.e. (i) the amount of the Payment Deposit paid by the Purchaser and the amount paid by the Purchaser for deliveries of Refined Gold or Refined Silver, as applicable, (not including any Gross-Up Payments) under this Agreement (excluding any amount credited against the Payment Deposit) multiplied, in each case, by the applicable Shortfall Buyback Percentage, (ii) the payments received by the Purchaser to such date (i.e. the ounces of Refined Gold and Refined Silver deliveries under this Agreement (not including any Gross-Up Payments) multiplied by the applicable Gold Market Price or the Silver Market Price, respectively, on the Date of Delivery), in each case multiplied by the applicable Shortfall Buyback Percentage, and (iii) the Shortfall Buyback Amount to be received by the Purchaser) accounting for the timing of each payment or delivery is 8%. The Purchaser and the Seller acknowledge and agree that for the purposes of this Article 4, the portion of the Payment Deposit applicable to Refined Gold shall be US$800,000,000 and the portion of the Payment Deposit applicable to Refined Silver shall be US$200,000,000.

4.2                               Exercise of Shortfall Protection Option

To exercise the Shortfall Protection Option, the Seller shall deliver to the Purchaser within the applicable Option Period set out in Section 4.1(a) written notice of its intention to exercise the Shortfall Protection Option (the “Exercise Notice”), which notice shall include:

(a)                                 the calculation of the applicable Shortfall Buyback Percentage;

(b)                                 copies of the applicable Offtaker Settlement Sheets setting out the applicable amounts of Produced Gold or Produced Silver upon which the Shortfall Buyback Percentage was calculated;

(c)                                  the amount of Refined Gold and Refined Silver delivered during the applicable period;

(d)                                 the calculation of the applicable Shortfall Buyback Amount; and

(e)                                  the calculation of the applicable adjustments to be made to the Gold Reference Amount or the Silver Reference Amount and the Uncredited Balance;

together with payment of the Shortfall Buyback Amount in cash.

4.3                               Adjustments Arising From and Disputes Relating to Exercise of Shortfall Protection Option

From and after the receipt by the Purchaser of the Shortfall Buyback Amount specified by the Seller in the Exercise Notice, either or both of the Gold Reference Amount and the Silver Reference Amount, as applicable, shall be deemed to be adjusted and the Uncredited Balance shall be deemed to be adjusted in each case to reflect the corresponding amounts specified in the Exercise Notice. [Notice provision redacted]. The Parties will make appropriate adjustments to the Shortfall Buyback Amount, the Gold Reference Amount, the Silver Reference Amount or the Uncredited Balance, as applicable, to reflect the arbitrator’s decision or a settlement reached between the Parties [Payment of interest provision redacted].

4.4                               Implementation of Shortfall Protection Option

Upon the due exercise of the Shortfall Protection Option and determination of adjustments arising therefrom in accordance with Section 4.3, the Parties shall enter into an amending agreement to this Agreement and any other applicable Transaction Documents to evidence the adjustments contemplated in this Article 4 on a basis satisfactory to the Parties, acting reasonably.

ARTICLE 5
TOP-UP DELIVERY

5.1                               Top-Up Delivery

(a)                                 If the Expected Expansion has not occurred by the tenth anniversary of the Operations Start Date, the Seller shall deliver to the Purchaser on a quarterly basis, in accordance with Section 5.1(b), an additional number of ounces of Refined Gold and Refined Silver, as applicable, (a “Top-Up Delivery”) equal to (i) the number of ounces of Refined Gold and Refined Silver, as applicable, delivered to the Purchaser under this Agreement during such fiscal quarter of the Seller (the “Quarterly Delivery Amount”) multiplied by a fraction where the numerator is 240,000 and the denominator is the actual average daily Processing Plant capacity during such quarter (as determined by the Independent Engineer) minus (ii) the Quarterly Delivery Amount.  Schedule R contains sample calculations illustrating the Top-Up Deliveries in the event of a delay of the Expected Expansion.

(b)                                 Top-Up Deliveries shall be made within five Business Days of the end of each fiscal quarter of the Seller commencing the first completed fiscal quarter of the Seller after the tenth anniversary of the Operations Start Date, until and including the next fiscal quarter end which falls immediately after the Expected Expansion has occurred.  The Seller shall cause the Independent Engineer to make the necessary determinations in Sections 5.1(a) and 5.1(d) and provide the certificate in Section 5.2(d) to ensure that Top-Up Deliveries can be made by such date.

(c)                                  If the Expected Expansion is delayed as the result of a Force Majeure, subject to the Seller taking all commercially reasonable steps to eliminate such Force Majeure, the tenth anniversary referred to in Section 5.1(a) shall be delayed by the period of such Force Majeure.

(d)                                 The “Expected Expansion” shall be deemed to have occurred when the Processing Plant has achieved an average production rate of 240,000 tpd for a consecutive three month period as verified by the Independent Engineer.

5.2                               Top-Up Delivery Invoicing

The Seller shall notify the Purchaser in writing, within five Business Days after the Date of Delivery in respect of any Top-Up Delivery, by delivery of an invoice to the Purchaser that shall include:

(a)                                 the calculation of the Quarterly Delivery Amount;

(b)                                 the Date of Delivery and Time of Delivery of such Top-Up Delivery;

(c)                                  the Gold Purchase Price for the Refined Gold and the Silver Purchase Price for the Refined Silver credited or physically allocated pursuant to the Top-Up Delivery;

(d)                                 a certificate of the Independent Engineer confirming the actual average daily Processing Plant capacity during the fiscal quarter to which the Top-Up Delivery relates;

(e)                                  the aggregate number of ounces of Refined Gold and Refined Silver delivered to the Purchaser under this Agreement during the fiscal quarter to which the Top-Up Delivery relates; and

(f)                                   such other information regarding the calculation of the Quarterly Delivery Amount as the Purchaser may reasonably request.

5.3                               Payment for Top-Up Deliveries

(a)                                 The Gold Purchase Price and the Silver Purchase Price for each ounce of Refined Gold and Refined Silver in any Top-Up Delivery shall be determined in accordance with Sections 2.4, 2.5 and 2.6, respectively.

(b)                                 Payment by the Purchaser for each Top-Up Delivery shall be made (i) no later than five Business Days after the later of receipt of the invoice referred to in Section 5.2 and receipt of the Refined Gold and Refined Silver, as applicable, in the Purchaser’s metal account and (ii) to a bank account of the Seller designated in accordance with Section 13.2.

ARTICLE 6
TERM AND TERMINATION

6.1                               Term

(a)                                 The term of this Agreement shall commence on the date of this Agreement and, subject to the paragraphs below in this Section 6.1, shall continue until July 26, 2057 (the “Initial Term”) and thereafter shall automatically be extended for successive 10 year periods (each an “Additional Term” and, together with the Initial Term, the “Term”) unless there has been no material active mining operations or any exploration or development activities in relation to Minerals (excluding artisanal mining activities conducted by persons other than the Seller or its Affiliates) during the last 10 years of the Initial Term or throughout such Additional Term, as applicable, in which case this Agreement shall terminate at the end of the Initial Term or such Additional Term, as applicable.

(b)                                 Notwithstanding Section 6.1(a), the Purchaser may terminate this Agreement as of the expiry of the Initial Term or current Additional Term, as applicable, by written notice to the Seller within 10 Business Days prior to the date on which the then applicable Initial Term or Additional Term is to expire.

6.2                               Termination

(a)                                 Notwithstanding Sections 6.1(a) or 6.1(b), the Purchaser may terminate this Agreement, without liability, on 10 Business Days written notice to the Seller, given not later than 60 days following receipt by the Purchaser of written notification from the Seller of the occurrence of one of the following or, if no such notification is given by the Seller, at any time following the Purchaser becoming aware of the occurrence of one of the following:

(i)            the conditions in Sections 3.2 and 3.3 have not all been satisfied by the second anniversary of the date of this Agreement; provided however, that if such conditions have not been satisfied as a result of Force Majeure, such second anniversary shall be delayed by the period of such Force Majeure, and provided further that the Seller is taking all commercially reasonable steps to eliminate such Force Majeure;

(ii)           (A) the Seller abandons all or a material part of the Project for a period of 120 consecutive days or more (provided the Seller shall not be deemed to have abandoned the Project during a period of Force Majeure, so long as the Seller is taking all commercially reasonable steps to eliminate such Force Majeure), (B) all or a material part of the Property expires, lapses, or is otherwise terminated, is renewed in favour of a person other than the Seller, a subsidiary of the Seller, an Inmet Party or an Affiliate of an Inmet Party, or ceases to allow mining of Minerals by the Seller substantially in accordance with the Basic Engineering Report (as may be amended, restated, revised or superseded), or (C) all or a material part of the Property is subject to Expropriation, (each a “Concession Termination Event”). However, it shall not be a Concession Termination Event if the Seller, a subsidiary of the Seller, an Inmet Party or an Affiliate of an Inmet Party, or any other person who acquires Control of the Seller in accordance with the terms of this Agreement, is unable to renew the Concession beyond the original 60 year term of the Concession and, in such circumstances this Agreement shall, subject to Section 6.4, automatically terminate at the end of such 60 year term; and

(iii)          the Purchaser’s payment of the Payment Deposit has commenced but construction of the Project has been halted for a continuous period of at least [Time period redacted] months solely as a result of the Seller not having access to sufficient funds from the Inmet Parties to pay for its continuation and to fund the Inmet Parties’ share of the construction costs and Development of the Project in accordance with the MPSA Shareholders’ Agreement, and the Seller (A) does not provide evidence that the Seller or the Inmet Parties have sufficient funds to fund the Inmet Parties’ share of construction costs and Development of the Project in accordance with the MPSA Shareholders’ Agreement within 5 Business Days of the end of such [Time period redacted] month period, or (B) the Seller or the Inmet Parties otherwise acknowledge that they do not have sufficient funds to fund the Inmet Parties’ share of the construction costs of the Project in accordance with the MPSA Shareholders’ Agreement; provided further that this Section 6.2(a)(iii) shall no longer apply upon the occurrence of the Operations Start Date and provided further that, for the purposes of this Section 6.2(a)(iii):

(1)                                 such [Time period redacted] month period shall be extended for delays as a result of Force Majeure, provided the Seller is taking all commercially reasonable steps to eliminate such Force Majeure;

(2)                                 [Project halt test redacted];

(3)                                 at the end of any [Time period redacted] month period during which construction has halted, the Seller shall provide the Purchaser with evidence to the satisfaction of the Purchaser, acting reasonably, that the Seller or the Inmet Parties have sources of funds to fund the Inmet Parties’ share of the construction costs of the Project in accordance with the MPSA Shareholder’s Agreement, including funds to cover all capital costs, adequate contingency and working capital; and

(4)                                 sources of funds available to the Inmet Parties and the Seller for the purposes of this Section 6.2(a)(iii) shall include committed capital by third party providers and [Amount redacted]% of Inmet’s projected internal available cash flow based on Selected Commodity Analyst consensus Commodity Prices.

(b)                                 Notwithstanding Sections 6.1(a), 6.1(b) and 6.2(a), this Agreement may be terminated by the Parties on mutual written agreement or by the non-defaulting Party for an event of default in accordance with Article 11 or Article 12.

(c)                                  Upon or following termination of this Agreement in accordance with its terms and satisfaction by the Seller of all of its outstanding payment and delivery obligations hereunder (other than any future payment obligations in respect of an indemnity surviving the termination of this Agreement) the Purchaser shall forthwith release all of its security interests pursuant to the Transaction Documents.

6.3                               Repayment of Payment Deposit

Subject to Section 12.2, if by the expiry of the Initial Term or earlier termination of this Agreement, the Seller has not sold and delivered to the Purchaser an amount of Refined Gold or Refined Silver sufficient to reduce the Uncredited Balance to nil, then the Seller shall pay such Uncredited Balance to the Purchaser within 30 days after the termination date, and shall provide a detailed calculation of the Uncredited Balance.  Notwithstanding the foregoing, this Section shall not apply and the Seller shall not be obligated to pay the Uncredited Balance to the Purchaser if the Purchaser has previously received a payment in accordance with Sections 8.5(d) or 8.12(b).

6.4                               Re-instatement

(a)                                 In the event of (i) termination of this Agreement pursuant to Section 6.2(a)(ii) as the result of an Expropriation, and (ii) the Seller successfully overturning such Expropriation through arbitration with the Government of Panama under Law 9, and provided the terms of Law 9 remain substantially unchanged, this Agreement shall automatically be re-instated and returned to full force and effect.

(b)                                 In the event that, following a Concession Termination Event (other than an Expropriation), the Seller, a subsidiary of the Seller, an Inmet Party or an Affiliate of an Inmet Party reacquires or acquires all or a material part of the Project, in circumstances where, at the time of such re-acquisition, a material portion of the mining operations and related assets located at or used in connection with the Property continue to be owned by the Seller, a subsidiary of the Seller, an Inmet Party or an Affiliate of an Inmet Party and are relevant to the Project (a “Subsequent Acquisition”), the Purchaser shall, for a period until 60 days following receipt of written notification from the Seller, a subsidiary of the Seller, an Inmet Party or an Affiliate of an Inmet Party of such Subsequent Acquisition, have the option to have this Agreement re-instated and returned to full force and effect.

(c)                                  In the case of any re-instatement referred to in Section 6.4(a) and 6.4(b), the Purchaser shall promptly repay to the Seller all amounts which became owing and were paid to the Purchaser as a consequence of the event which gave rise to the applicable termination referred to in such Sections.

ARTICLE 7
REPORTING; BOOKS AND RECORDS; INSPECTIONS

7.1                               General

The Seller shall provide written notice to the Purchaser of the Operations Start Date.

7.2                               Monthly and Quarterly Reporting

(a)                                 Prior to the Operations Start Date, the Seller shall deliver to the Purchaser a Monthly Construction Report on or before the fifteenth day after the end of each calendar month.  The Seller shall make detailed reference to, and provide on request together with the Monthly Construction Reports, all other relevant Project documentation or information that may have a material impact on the Development Plan, the Operating Plan, the Permitting Schedule or the Other Rights Schedule.

(b)                                 Commencing with the first month after the Operations Start Date, the Seller shall deliver to the Purchaser a Monthly Report on or before the fifteenth day after the end of each calendar month. The Seller shall make detailed reference to, and provide on request together with the Monthly Reports, all other relevant Project documentation or information that may have a material impact on the Project, including the Operating Plan.

(c)                                  Concurrent with the quarterly delivery of each report to ANAM regarding the Seller’s compliance with its obligations under the ESIA and any potential or actual deficiencies, the Seller shall deliver to the Purchaser a copy of such report.

(d)                                 Within 20 days of the end of each quarter, the Seller shall provide to the Purchaser and the Independent Engineer a detailed calculation of the Coverage Ratio based on the Operating Plan together with a copy of the Seller’s quarterly financial statements prepared in English and a financial certificate of a Senior Officer in the form of Schedule T confirming there has been no change to the most recently approved Operating Plan and as to the validity of the calculation of the Coverage Ratio.

(e)                                  On or before the fifteenth day after the end of each calendar month, Luxco2 shall deliver to the Purchaser a report outlining (i) any and all declarations and/or payments of any dividends and any other Distributions made on any of its shares or other securities, and (ii) any resolutions effected or passed to approved a split, consolidation or reclassification of any of its shares or other securities.

(f)                                   Within 20 days of the end of each quarter, Luxco2 shall provide to the Purchaser a copy of Luxco2’s quarterly financial statements prepared in English.

7.3                               Annual Budgeting and Reporting

(a)                                 Within 30 days after the end of each calendar year or on an annual basis otherwise agreed upon by the Parties, the Seller shall provide to the Purchaser the annual life of mine forecast for the Project and reserve and resource statement for the Project (in each case including any Other Minerals processed through the Processing Plant), as approved by the Seller’s board of directors and to the extent not otherwise provided in such forecasts and statements for the Project:

(i)                                     a forecast, based on the Operating Plan, of the number of pounds of copper and ounces of gold and silver expected to be produced over the next year on a month by month basis and over the remaining life of the mine on a year by year basis, including:

(1)                                 tonnes and grades of Minerals to be mined;

(2)                                 tonnes and grades of Minerals to be stockpiled; and

(3)                                 with respect to the Processing Plant: the tonnes and grades of Minerals to be processed; recoveries for copper, gold and silver; and dry concentrate tonnage and copper, gold and silver grades;

(ii)           the Operating Plan assumptions, including exchange rates and metal prices used for short-term and long term planning purposes in developing the forecast referred to in Section 7.3(a)(i);

(iii)          a statement setting out the actual tonnes and grades of Minerals stockpiled as of the start of the period covered by the Operating Plan;

(iv)          a statement setting out the mineral reserves and mineral resources (by category) calculated in accordance with the standards of the Canadian Institute of Mining and Metallurgy and NI 43-101 for prospective Minerals and the assumptions used, including cut-off grade, metal prices and metal recoveries;

(v)           a statement setting out any Shortfall for such period with respect to the Produced Gold and Produced Silver; and

(vi)          a certificate of a Senior Officer listing the types of insurance coverages in effect for the Seller and stating the amounts of such insurance and the applicable deductibles under such insurance.

(b)                                 Within 90 days after the end of each calendar year or on an annual basis otherwise agreed upon by the Parties, the Seller shall provide to the Purchaser a copy of the Seller’s audited annual financial statements prepared in English.

(c)                                  Within 90 days after the end of each calendar year or on an annual basis otherwise agreed upon by the Parties, Luxco2 shall provide to the Purchaser a copy of Luxco2’s audited annual financial statements prepared in English.

7.4                               Ongoing Reporting

(a)                                 The Seller and Luxco2 shall promptly provide to the Purchaser copies of all reports, certificates, documents and notices which are delivered to the Seller or Luxco2 by or on behalf of any Governmental Authority or third-party consultant, including:

(i)            all monthly construction reports received from Joint Venture Panama Inc.;

(ii)           all monthly reports received from SK Engineering & Construction Co., Ltd. in respect of the power station and generation and from the applicable contractor with respect to the construction of the processing facilities;

(iii)          all compliance reports with respect to the ESIA; and

(iv)          all compliance certificates or similar documents delivered with respect to compliance with Law 9.

The Seller and Luxco2 shall also promptly provide to the Purchaser the construction agreement and notice to proceed for the Processing Plant, when entered into and issued, respectively, and all monthly reports relating thereto.

(b)                                 The Seller, Luxco2, Luxco1 and IFC shall promptly (and in any event before any Advance Request) provide the Purchaser with copies of all notices or other correspondence received from any Governmental Authority in respect of any breach, non-compliance or alleged breach or non-compliance by the Seller, Luxco2, Luxco1 or IFC, as applicable, of Applicable Laws, Regulatory Approvals or Permits, including in respect of any failure to fulfill any of its obligations under Law 9, the ESIA, or any Permit.

(c)                                  The Seller shall promptly (and in any event before any Advance Request) provide the Purchaser with copies of all notices or other correspondence received from any person in respect of any material breach, non-compliance or alleged material breach or non-compliance by the Seller of the terms and conditions of Other Rights, provided that such person has an interest in such Other Rights.

(d)                                 The Seller shall promptly (and in any event before any Advance Request) provide the Purchaser with written notice of any Force Majeure.

(e)                                  The Seller shall promptly (and in any event before any Advance Request) provide the Purchaser with written notice of any material damages suffered to its assets or property for which it has or plans to make any insurance claim.

(f)                                   The Seller shall promptly (and in any event before any Advance Request) provide the Purchaser with an update of Schedule U whenever changes are made to the Purchaser’s Collateral.

(g)                                  The Seller and Luxco2 shall provide to the Purchaser copies of any proposed amendments to the MPSA Shareholders’ Agreement or the articles of the Seller at least 30 days prior to the proposed approval thereof by the Seller’s board of directors and the Shareholders.

7.5                               Additional Information

To the extent not provided pursuant to Sections 7.2 and 7.3, concurrently with delivery to the Seller’s board of directors or the Shareholders, as applicable, whether required by the MPSA Shareholders’ Agreement or otherwise, the Seller shall provide:

(a)                                 to the Purchaser and the Independent Engineer a copy of any work plan or budget approved by the Seller’s board of directors or the Shareholders, as contemplated by Article 2 of the MPSA Shareholders’ Agreement; and

(b)                                 to the Purchaser copies of all reports, documents and notices delivered by the Seller to the Seller’s board of directors or the Shareholders that may be relevant to the Purchaser, including:

(i)            a summary of variances, including any variances expected to occur in respect of the then current work plan and budget in periodic reports prepared pursuant to Section 2.11 of the MPSA Shareholders’ Agreement, as discussed by management of the Seller on a quarterly basis with the Seller’s board of directors pursuant to Section 2.11.2 of the MPSA Shareholders’ Agreement;

(ii)           all periodic reports or the results of the then current work plan and budget to be prepared pursuant to Section 2.11.3 of the MPSA Shareholders’ Agreement, including a reconciliation of actual to budgeted costs and an explanation of any material derivation of actual results and costs to planned results and budgeted costs; and

(iii)          all quarterly reports with respect to the amount of Available Cash Flow (as defined in the MPSA Shareholders’ Agreement) for each fiscal quarter, prepared pursuant to Section 2.11.4 of the MPSA Shareholders’ Agreement, including reasonable details of the calculation thereof.

7.6                               Amendments to Plans, Schedules, Project Costs and Other Matters

(a)                                 If, at any time, the Development Plan, the Operating Plan, the Permitting Schedule, the Other Rights Schedule and/or Project Costs are subject to a material amendment or there is any update to the Property as described in Schedule E, then, within 15 days after such amendment or amendments is or are made, the amended plan, schedule or costs together with the information in Sections 7.3(a)(i), 7.3(a)(ii), 7.3(a)(iii) and 7.3(a)(iv) shall be provided by the Seller to the Purchaser and the Independent Engineer.  For the purposes of this Section 7.6, materiality shall mean (a) with respect to a variation in Project Costs, [Amount redacted]%; (b) with respect to operating volumes, [Amount redacted]%; and (c) with respect to timing delays, one month.

(b)                                 The list of Selected Commodity Analysts shall be updated by the Parties from time to time, acting reasonably, to remove and replace any institution that ceases to publish relevant information.

7.7                               Books and Records

(a)                                 The Seller, Luxco2,  Luxco1 and IFC shall keep true, complete and accurate books and records of all of their operations and activities, with respect to the Project, the mining, treatment, processing, milling, concentrating, transportation and sale of Minerals and with respect to financial matters, direct Project Investments in the Seller or Luxco2, as applicable, Distributions and amounts held in all accounts of Luxco2 and the IFC Blocked Accounts.  The Seller, Luxco2, Luxco1 and IFC shall each permit the Purchaser, its Affiliates and their authorized representatives and agents to perform audits or other reviews and examinations of its books and records and other information relevant to this Agreement, including the production, delivery and determination of Produced Copper, Produced Gold and Produced Silver and Payable Gold and Payable Silver from time to time at reasonable times at the Purchaser’s sole risk and expense and upon reasonable notice to confirm compliance with the terms of this Agreement.  The Purchaser and its Affiliates may avail itself of such right for each of the Seller, Luxco2, Luxco1 and IFC up to a maximum of four times per calendar year.  The expenses of any review or other examination permitted hereunder shall be paid by the Purchaser, unless the results of such review or other examination permitted hereunder discloses a discrepancy in calculations of equal to or greater than five percent, in which event the reasonable costs of such review or other examination shall be paid by the Seller, Luxco2, Luxco1 or IFC, as applicable.  The Purchaser and its Affiliates shall diligently complete any audit or other examination permitted hereunder.

(b)                                 If the Seller, Inmet or their respective Affiliates prepares any technical reports on all or part of the Project in accordance with NI 43-101, the Seller shall provide to the Purchaser an advanced draft copy of such technical report before it is filed on SEDAR or EDGAR, and in any event not less than five Business Days before it is so filed.  Prior to the filing by the Purchaser or its Affiliates of any such technical report, the Purchaser will give the Seller a reasonable opportunity to review and comment on such technical report, and shall provide to the Seller a final copy or an advance draft copy of any such technical report before it is filed on SEDAR or EDGAR, and in any event not less than five Business Days before it is so filed.  If so requested by the Purchaser and at the Purchaser’s cost, the Seller shall use its commercially reasonable efforts to assist the Purchaser and its Affiliates in obtaining:

(i)            qualified person consents, qualified person certificates and technical data, records or information pertaining to the Project in the possession or control of the Seller or its Affiliates or consultants;

(ii)           copies of any technical reports and to cause the authors of such reports to have such technical reports addressed to the Purchaser or any of its Affiliates; and

(iii)          such other scientific and technical information relating to the Project that in the Purchaser’s opinion is required by it to (i) prepare and file a technical report in respect of the Project, and (ii) comply with the disclosure obligations of the Purchaser or its Affiliates under Applicable Laws.

7.8                               Inspections

Subject at all times to the workplace rules and supervision of the Seller, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted on the Property, the Seller shall grant to the Purchaser and its Affiliates and their representatives and agents, including the Independent Engineer, at reasonable times and upon reasonable notice and at the Purchaser’s sole risk and, subject to Section 13.1, expense, the right to access the Property, the Processing Plant and other facilities of the Project, in each case to monitor the Seller’s mining and processing operations on the Project and to permit a qualified person to complete a personal inspection of the Project provided that such access is for a bona fide interest of the Purchaser or its Affiliates pursuant to this Agreement or in respect of their disclosure obligations, including the preparation on behalf of the Purchaser or its Affiliates of any technical report in accordance with NI 43-101 or any audit, accounting, tax or similar purpose pertaining to the corporate obligations of the Purchaser or its Affiliates, and, for greater certainty, not pertaining to any interest or potential interest of the Purchaser in any other mining or precious metals streaming agreement.  For the purposes of the foregoing, the Purchaser and its Affiliates shall have access to such employees and data of the Seller and the employees and data of the Seller’s consultants, and have an opportunity to conduct such comparative sampling tests and other activities as are reasonably required in its opinion.

ARTICLE 8
COVENANTS

8.1                               Conduct of Operations

(a)                                 All decisions regarding the Project, including all decisions concerning the methods, extent, times, procedures and techniques of any (i) exploration, Development and mining related to the Project, including spending on capital expenditures, (ii) leaching, milling, processing or extraction, (iii) materials to be introduced on or to the Project, and (iv) except as provided herein, the sales of Minerals and terms thereof shall be made by the Seller, in its sole discretion.  Without limiting the generality of the foregoing, the Seller shall be permitted to amend the Development Plan and Operating Plan for the Project at any time and from time to time in its sole discretion, provided that it is acting in a commercially reasonable manner and not inconsistent with accepted Canadian mining practice.

(b)                                 Notwithstanding Section 8.1(a), the Seller shall ensure that all construction, Development and mining operations and activities pertaining to or in respect of the Project (other than those related to Infrastructure Assets that the Seller no longer owns or has the right to use for the Project) are carried out and performed in a commercially reasonable manner and in compliance with Applicable Laws, including Law 9, Regulatory Approvals, Permits, including the ESIA, and the terms and conditions of Other Rights,  and accepted mining, processing, engineering and environmental practices prevailing in the mining industry.

(c)                                  Notwithstanding Section 8.1(a), the Seller shall ensure that (i) all cut-off grade, short term mine planning and production decisions concerning the Project and all Offtake Agreements entered into shall be based on copper, gold and silver prices typical of normal industry practice and consistent with the historical practices of the Seller and its ultimate parent operator’s other operations (and not on the Fixed Gold Price or Fixed Silver Price), and (ii) all longer term planning and resource and reserve calculations concerning the Project shall use copper, gold and silver prices based on normal industry practice and consistent with the historical practices of the Seller and its ultimate parent operator’s other operations (and not on the Fixed Gold Price or Fixed Silver Price) in connection with such planning and calculations.  For greater certainty, the intent of this provision is that the Seller shall operate the Project (including the sale of Minerals under Offtake Agreements) as planned at the time of entering into this Agreement as though the Seller had a full economic interest in all the gold, silver and copper contained in Minerals, other than for decisions to construct, cease or suspend all operations, explore or incur capital expenditures to expand the Project beyond the planned scope of the Project as set out in the Basic Engineering Report.

(d)                                 Notwithstanding 8.1(a), the Seller shall and shall cause its subsidiaries to:

(i)            use all commercially reasonable and lawful efforts to apply for and obtain any and all available renewals and extensions of the Property, Permits, Other Rights and any and all other necessary rights in respect of the Project and not abandon any of the Project or allow or permit any of the Property, Permits or Other Rights, to terminate or lapse or to cause a substantial default under Law 9 or the ESIA;

(ii)           use (A) all lawful efforts to maintain the Concession, and (B) all commercially reasonable and lawful efforts to maintain the Project to the extent of the Seller’s interest at the time, including the Property, Permits and Other Rights,  in the case of both (A) and (B) in good condition and standing in all material respects (including paying all applicable Taxes, including any royalties imposed by any Governmental Authority, making all necessary filings and fulfil work obligations and complying with all obligations required to maintain the Concession) and at all times comply with the requirements of the Property and Law 9 including:

(1)                                 complying with Environmental Laws, the ESIA and all environmental feasibility studies (including implementing all mitigation measures as identified in such studies and complying with all undertakings and commitments made or given in such studies) in respect of the Project, including meeting all its obligations under the ESIA;

(2)                                 submitting all requested reports, filings, feasibility studies, submissions, operational reports, technical reports, reports of professional training, and other documents to the applicable Governmental Authority including all required annual reports on the required work plans covering estimated cost projections for the corresponding year;

(3)                                 paying all fees to the applicable Governmental Authority, including annual surface rates per hectare on the Property;

(iii)          except as otherwise permitted pursuant to this Agreement or under any other Transaction Documents, remain the only owner (or lessee with respect to leased assets and with respect to the Property (other than the Concession) only to the extent of the Seller’s interest at the time), of the Project and all of the assets, property, and undertaking used in connection with the Project, and except as otherwise permitted pursuant to this Agreement or under any other Transaction Documents, ensure that no other person (other than a lessor with respect to leased assets or the Purchaser pursuant to the Security Documents) holds or acquires any ownership right, title or interest in or to such assets; and

(iv)          ensure that any relocation or resettlement of any persons, communities or settlements, including any indigenous persons, communities or settlements, in connection with the Development or operation of the Project will be conducted in accordance with:

(1)                                 all Applicable Laws;

(2)                                 all applicable Regulatory Approvals, Permits and Resettlement Action Plans; and

(3)                                 the ESIA.

(e)                                  The Seller, Luxco2, Luxco1 and IFC shall comply, and shall cause their subsidiaries, if any, and all operations and activities conducted on or in respect of the Project (other than those relating to Infrastructure Assets that the Seller no longer owns or has the right to use for the Project) to comply with:

(i)            all Applicable Laws, Regulatory Approvals and Permits;

(ii)           the terms and conditions of Other Rights; and

(iii)          Canadian and American anti-corruption legislation, including the Foreign Corrupt Practices Act (United States) and Corruption of Foreign Public Officials Act (Canada) and applicable conflict minerals legislation, including Title XV of the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States) and related rules of the United States Securities and Exchange Commission and the World Gold Council’s Conflict-Free Gold Standard if, as and when implemented;

and the Seller confirms that as of the date hereof, Inmet is a member of the International Council on Mining and Metals Sustainable Development Framework.

8.2                               Preservation of Corporate Existence and Related Matters

(a)                                 The Seller, Luxco2, Luxco1 and IFC shall at all times during the term of this Agreement do and cause to be done all things necessary or advisable to maintain their respective corporate existence, including the making of all filings necessary in connection therewith.

(b)                                 [Additional covenant relating to Inmet Parties redacted].

(c)                                  The Purchaser shall at all times during the term of this Agreement do and cause to be done all things necessary or advisable to maintain its corporate existence, including the making of all filings necessary in connection therewith.

(d)                                 [Additional covenant relating to Purchaser redacted].

(e)                                  Each of the Parties agree to take commercially reasonable steps to cooperate and assist each other Party in the event that a Party is economically prejudiced by another Party’s holding structure.

(f)                                   Luxco1 shall only carry on business as a holding and investment vehicle with no indebtedness or material financial obligations or liabilities other than:

(i)            indebtedness obligations which form part of the Purchaser’s Collateral from another Inmet Party;

(ii)           ordinary course obligations for employees, administrative expenses and tax liabilities consistent with the nature of its business;

(iii)          contingent liabilities as a guarantor of the obligations of its Affiliates, other than an Inmet Party, but without any security on Luxco1’s Project Investments, except as expressly provided for and permitted in the Transaction Documents; and

(iv)          indebtedness in connection with the Transaction Documents to which Luxco1 is party.

Except as expressly permitted hereunder, in no circumstance shall Luxco1 grant any Encumbrance on its Project Investments.

(g)                                  IFC shall only carry on business as a holding and investment vehicle with no indebtedness or material financial obligations or liabilities other than:

(i)            indebtedness obligations which form part of the Purchaser’s Collateral from another Inmet Party;

(ii)           ordinary course obligations for employees, administrative expenses and tax liabilities consistent with the nature of its business;

(iii)          contingent liabilities as a guarantor or credit support of the obligations of its Affiliates, other than an Inmet Party, but without any security on IFC’s Project Investments, except as expressly provided for and permitted in the Transaction Documents; and

(iv)          indebtedness in connection with the Transaction Documents to which IFC is party.

Except as expressly permitted hereunder, in no circumstance shall IFC grant any Encumbrance on its Project Investments.

(h)                                Other than as specified in the Transaction Documents, Luxco2 shall not carry on any business other than investing in and holding Project Investments and shall have no right, title or interest in any property, assets or undertaking other than Project Investments in the Seller and no indebtedness,  liabilities or undertakings except as arising from holding Project Investments in the Seller or pursuant to a guarantee and related security provided in connection with a Third Party Financing in accordance with Section 8.10. Except as expressly permitted hereunder, in no circumstance shall Luxco2 grant any Encumbrance on its Project Investments.

8.3                               Processing/Commingling

(a)                                 All Minerals shall be processed through the Processing Plant in a manner consistent or similar with the processing methods described in the Initial Development Plan. The Seller shall not sell unprocessed Minerals from the Stream Area without the consent of the Purchaser, acting reasonably.

(b)                                 The Seller shall ensure that Other Minerals are not processed through the Processing Plant unless the Seller enters into a commingling agreement with the Purchaser on terms satisfactory to the Purchaser, acting reasonably, to be confirmed by the Independent Engineer, provided that such commingling agreement shall ensure that there is no negative impact to the amount of Refined Gold and Refined Silver to be sold and delivered to the Purchaser under this Agreement in any period.  Notwithstanding anything contained herein, the Parties acknowledge and agree that any Other Minerals shall not be subject to the provisions of this Agreement unless specifically agreed to in a commingling agreement.

8.4                               Offtake Agreements

(a)                                 The Seller shall ensure that all Minerals that contain Produced Copper, Produced Gold or Produced Silver are sold or delivered by the Seller to an Offtaker pursuant to an Offtake Agreement.

(b)                                 During the Term, the Seller shall ensure that all Offtake Agreements entered into by the Seller with arm’s length third parties (including any Offtake Agreement entered into by the Seller with KPMC or its Affiliates in accordance with the MPSA Shareholders’ Agreement) shall be on commercially reasonable arm’s length terms and conditions for concentrates similar in make-up and quality to those derived from Minerals, and shall include industry standard reporting and payment settlement protocols and provisions that require the delivery of Offtaker Settlement Sheets and appropriate and separate sampling and assaying so that the Seller and the applicable Offtaker can determine the grade and content of Produced Copper, Produced Gold,  Produced Silver and other metals in each delivery to an Offtaker. In the case of an Offtake Agreement entered into by the Seller with an Affiliate or other non-arm’s length party (excluding any Offtake Agreement entered into by the Seller with KPMC or its Affiliates in accordance with the MPSA Shareholders’ Agreement), in addition, the Offtake Agreement shall be (i) on terms consistent with the average of terms of the Seller’s Offtake Agreements with arm’s length third parties, or (ii) at current market rates, as approved by the Purchaser, acting reasonably. For greater certainty, settlement in physical gold and silver under an Offtake Agreement may be permitted.

(c)                                  The Seller shall be responsible for delivering all Minerals that include Produced Copper, Produced Gold and Produced Silver to each Offtaker, in such quantity, description and amounts and at such times and places as required under and in accordance with each Offtake Agreement.  The Seller shall notify the Purchaser by electronic communication of each delivery of Minerals to an Offtaker at least one Business Day before the Minerals leave the Stream Area.  The Seller shall deliver by electronic communication to the Purchaser, within five Business Days after such are available and/or prepared, copies of all documents, certificates and instruments pertaining to each delivery of Minerals to an Offtaker, including, all invoices, credit notes, bills of lading, certificates indicating the Seller’s provisional shipped moisture content and provisional shipped assays and any and all documentation prepared or produced by the Offtaker in respect of the Produced Copper, Produced Gold and Produced Silver, including, all analyses and assays.

(d)                                 The Seller shall provide the Purchaser with a final signed copy of each Offtake Agreement within five Business Days after the execution thereof.

(e)                                  The Seller shall take commercially reasonable steps to enforce its rights and remedies under each such Offtake Agreement with respect to any breaches of the terms thereof relating to the timing and amount of Offtaker Payments to be made thereunder.  The Seller shall notify the Purchaser in writing when any dispute in respect of a material matter arising out of or in connection with any such Offtake Agreement is commenced in respect of Produced Copper, Produced Gold or Produced Silver and shall provide the Purchaser with timely updates of the status of any such dispute and the final decision and award of the court or arbitration panel with respect to such dispute, as the case may be.

8.5                               Insurance

(a)                                 The Seller shall maintain with reputable insurance companies insurance with respect to the Project (other than for Infrastructure Assets that the Seller no longer owns or has the right to use for the Project) and the operations conducted on and in respect thereof against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations (provided in no event shall the Seller be required to purchase or maintain political risk insurance).

(b)                                 The Seller shall ensure that each shipment of Produced Copper, Produced Gold and Produced Silver is adequately insured in such amounts and with such coverage as is customary in the mining industry, until the time that risk of loss and damage for such Produced Copper, Produced Gold and Produced Silver is transferred to the Offtaker. The copper, gold or silver content of doré, concentrate or other product, as applicable, containing copper, gold or silver, as applicable, shall be considered Produced Copper, Produced Gold or Produced Silver, as applicable at the time it leaves the Stream Area.

(c)                                  Where the Seller or any of its Affiliates receives payment under any insurance policy in respect of a shipment of Produced Copper, Produced Gold and Produced Silver that is lost or damaged after leaving the Stream Area and before the risk of loss or damage is transferred to the Offtaker, the Seller shall sell and deliver to the Purchaser (without duplication to the extent previously sold and delivered to the Purchaser by the Seller) an amount of either or both Refined Gold or Refined Silver, as applicable, equal to the Gold Reference Amount or Silver Reference Amount, as applicable, of the portion of such shipment that was lost or damaged, as determined by the insurance settlement documents, or in the event the Parties cannot agree on that amount, then as determined by the Independent Engineer.

(d)                                 In the event of any loss or damage to all or part of the Project causing substantial shortfall under the Operating Plan and the asset subject to such loss or damage is insured prior to the Payment Deposit being reduced to nil in accordance with Sections 2.4 and 2.5, and the Seller does not use all insurance proceeds to rebuild or repair all damaged facilities forming part of the Project, then the Purchaser shall have the option to terminate this Agreement. [Consequential Seller payment provisions redacted].

8.6                               Confidentiality

(a)                                 Each Party (a “Receiving Party”) agrees that it shall only use Confidential Information for the purposes of this Agreement and shall maintain as confidential and shall not disclose, and shall cause its Affiliates, and its and their respective employees, officers, directors, advisors, agents and representatives to maintain as confidential and not to disclose, the terms contained in the Transaction Documents and all information (whether written, oral or in electronic format) received or reviewed by it as a result of or in connection with the Transaction Documents, including any draft or final technical reports provided under Section 7.7(b), any Offtake Agreement provided under Section 8.4(c) and the information received by it pursuant to the confidentiality agreement dated March 14, 2012 between the Franco-Nevada Corporation and Inmet (“Confidential Information”), provided that a Receiving Party may use or disclose Confidential Information in the following circumstances:

(i)            with the prior written consent of the Seller or the Purchaser, as applicable, which shall not be unreasonably withheld, a Receiving Party may use Confidential Information where the Receiving Party or its Affiliates is considering or intends to enter into a transaction for which such Confidential Information would be relevant;

(ii)           with the prior written consent of the Seller or the Purchaser, as applicable, which shall not be unreasonably withheld, a Receiving Party may disclose Confidential Information to its or its Affiliates’ auditor, legal counsel, lenders, brokers, underwriters and investment bankers and to persons with which it or any of its Affiliates is considering or intends to enter into a transaction for which such Confidential Information would be relevant;

(iii)          subject to Section 8.6(c), where that disclosure by it or its Affiliates is necessary to comply with Applicable Laws or Regulatory Approvals or court order, provided that such disclosure is limited to only the Confidential Information so required to be disclosed and that the Receiving Party will have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled as is reasonable in the circumstances;

(iv)          in a technical report filed on SEDAR or EDGAR to support the public disclosure of the Receiving Party;

(v)           for the purposes of any arbitration proceeding commenced under Section 13.4 of this Agreement, any arbitration proceeding commenced under any other Transaction Document, or any judicial proceeding before a court of competent jurisdiction related to any Transaction Document;

(vi)                              where such information is already widely known by the public other than by a breach of the confidentiality terms of this Agreement, is publicly disclosed by the disclosing Party, or is known by the Receiving Party prior to the entry into of this Agreement or obtained independently of this Agreement and the disclosure of such information would not breach any other confidentiality obligations;

(vii)         with the consent of the disclosing Party; and

(viii)        to those of its and its Affiliates’ directors, officers, employees, representatives and agents who need to have knowledge of the Confidential Information.

(b)                                 Each Party shall ensure that its and its Affiliates’ employees, directors, officers, representatives and agents and those persons listed in Section 8.6(a)(ii) are made aware of this Section 8.6 and comply with the provisions of this Section 8.6.  Each Party shall be liable to the other Party for any improper use or disclosure of such terms or information by such persons.

(c)                                  Upon entering into this Agreement, the Parties shall file this Agreement on SEDAR and EDGAR in compliance with Applicable Laws and Regulatory Approvals. Notwithstanding the foregoing, the Parties shall consult with each other with respect to, and agree upon, any proposed redactions to the Agreement in compliance with Applicable Laws and Regulatory Approvals before it is filed on SEDAR and EDGAR.  Neither Party nor any of its Affiliates shall file this Agreement on SEDAR and EDGAR without reasonable prior consultation with the other Party, provided that such reasonable prior consultation shall not prohibit a Party or its Affiliates from filing this Agreement on SEDAR and EDGAR redacted only to the extent such Party considers permitted pursuant to Applicable Laws and Regulatory Approvals.

(d)                                 The Parties will consult with each other before any Party or its Affiliates issues any press release or otherwise makes any public disclosure regarding this Agreement or the transactions contemplated hereby and shall not, and shall cause its Affiliates to not, issue any such press release or make any such public disclosure before receiving the consent of the other Party, provided, however, that the Purchaser and its Affiliates shall be permitted to make normal quarterly and annual disclosures regarding operations and deliveries under this Agreement and the Seller’s production outlook for the Project without the consent of the Seller. Nothing in this Section 8.6(d) prohibits any Party or its Affiliates from making a press release or other disclosure required by Applicable Laws or Regulatory Approvals or by the policies of any stock exchange if the Party or its Affiliate making the disclosure has first consulted with the other Party hereto.

8.7                               Security

(a)                                 Luxco 1 covenants and agrees that it shall deliver a guarantee in favour of the Purchaser dated as of the date of this Agreement duly executed by Luxco1 of all of the Seller’s obligations under this Agreement and all obligations of Luxco2 under the Transaction Documents and an indemnity from and against all losses, damages, liabilities, costs and expenses arising from a breach of such obligations, such guarantee and indemnity limited in recourse to Luxco1’s Project Investments and in the form attached as Schedule J and Luxco 2 covenants and agrees that it shall deliver a guarantee in favour of the Purchaser dated as of the date of this Agreement duly executed by Luxco 2 of all of the Seller’s obligations under this Agreement and an indemnity from and against all losses, damages, liabilities, costs and expenses arising from a breach of such obligations in the form attached as Schedule K (collectively, the “Luxco Guarantees”).

(b)                                 IFC covenants and agrees that it shall deliver a guarantee dated as of the date of this Agreement duly executed by IFC of the Seller’s obligations under this Agreement and an indemnity from and against all losses, damages, liabilities, costs and expenses arising from a breach of such obligations in favour of the Purchaser such guarantee and indemnity limited in recourse to IFC’s Project Investments and in the form attached as Schedule L (the “IFC Guarantee”).

(c)                                  Luxco2 covenants and agrees that it shall deliver (i)  a security agreement dated as of the date of this Agreement duly executed by Luxco2 in favour of the Purchaser in the form attached as Schedule M (the “Security Agreement”); and (ii) in respect of each bank account into which Distributions are paid or payable by the Seller to Luxco2 (collectively “Luxco2 Blocked Accounts”) a blocked account agreement (a “Luxco2 Blocked Account Agreement”) dated as of the date of this Agreement duly executed by the Purchaser, Luxco2 and each financial institution where such Luxco2 Blocked Accounts are held, together with such notices and acknowledgements required by the Purchaser to perfect its first ranking charge and security interest therein. Such Luxco2 Blocked Account Agreement shall provide, among other things, the Purchaser with the right to instruct any such financial institution to block any withdrawals or transfers or other instructions by Luxco2 and to be the sole party that can give instructions in respect of withdrawals and transfers from such Luxco2 Blocked Account upon the occurrence and continuation of a Distribution Stop or a Seller Party Event of Default provided that the Distribution Stop shall not apply to a transfer of funds from the Luxco2 Blocked Accounts to the Seller to fund a Project Investment and any such financial institution may continue to take instructions from Luxco2 with respect to such transfers. Upon a Seller Party Event of Default, the Purchaser may realize its security interest in the Luxco2 Blocked Accounts.

(d)                                 Luxco1 and Luxco2 covenant and agree that they shall deliver pledges or assignments of their Project Investments dated as of the date of this Agreement duly executed by Luxco1 and Luxco2, respectively, in favour of the Purchaser in the form attached as Schedule N and Schedule O, respectively, (collectively, the “Luxco Pledges”), together with, in respect of such Project Investments, delivery of certificated or instrumented Project Investments endorsed to the Purchaser.

(e)                                  IFC covenants and agrees that it shall deliver (i) assignments or pledges in respect of all of IFC’s Project Investments dated as of the date of this Agreement duly executed by IFC in favour of the Purchaser in the form attached as Schedule P (the “IFC Pledge” and together with the Luxco Pledges, the “Pledges”), together with delivery of certificated or instrumented Project Investments of IFC endorsed to the Purchaser; and (ii) in respect of each bank account into which Distributions comprised of Shareholder Loans are paid or payable by the Seller to IFC (collectively “IFC Blocked Accounts”) a blocked account agreement (an “IFC Blocked Account Agreement”) dated as of the date of this Agreement duly executed by the Purchaser, IFC and each financial institution where such IFC Blocked Accounts are held, together with such notices and acknowledgements required by the Purchaser to perfect its first ranking charge and security interest therein. Such IFC Blocked Account Agreement shall provide, among other things, the Purchaser with the right to instruct any such financial institution to block any withdrawals or transfers or other instructions from IFC and to be the sole party that can give instructions in respect of withdrawals and transfers from such IFC Blocked Account upon the occurrence and continuation of a Distribution Stop or a Seller Party Event of Default provided that the Distribution Stop shall not apply to: (i) a transfer of funds from the IFC Blocked Accounts to the Seller to fund a Project Investment and any such financial institution may continue to take instructions from IFC with respect to such transfers or (ii) payments made by the Seller to KPMC or its direct or indirect shareholders or Affiliates in respect of IFC’s Inmet Loans pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement and any such financial institution may continue to take instructions from IFC with respect to such payments (but the Distribution Stop shall apply to payments made by the Seller to IFC in respect of the Class B special shares of the Seller pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement). Upon a Seller Party Event of Default, the Purchaser may realize its security interest in the IFC Blocked Accounts. The Purchaser agrees that the Purchaser’s Collateral and the Purchaser’s Security shall not apply to such portion of IFC’s Shareholder Loans up to the amount which is required to be assigned to KPMC pursuant to Section 3.6.7.1 of the MPSA Shareholders’ Agreement (the “Transferred Shareholder Loan”) and upon notification from the Seller or KPMC that KPMC is the assignee of such Transferred Shareholder Loan, the Purchaser shall do all things necessary or reasonably requested by the Seller, IFC or KPMC (at IFC’s cost) to confirm such non-application. If a Transferred Shareholder Loan is reassigned from KPMC to IFC pursuant to Section 3.6.7.2 of the MPSA Shareholders’ Agreement, the Purchaser’s Collateral and the Purchaser’s Security shall immediately thereafter apply to such Transferred Shareholder Loan and the Seller and IFC shall do all things necessary or reasonably requested by the Purchaser to confirm such reassignment.

(f)                                    If at any time any Inmet entity other than Luxco1, Luxco2 or IFC directly owns any Project Investments in the Seller or Luxco2 (such ownership only being permissible in accordance with this Agreement if approved by the Purchaser, acting reasonably), and (i) such Inmet entity is a direct or indirect subsidiary of Luxco1 or holds no other assets, property or undertaking other than such Project Investments, then such Inmet entity shall as a condition of owning such Project Investments provide a guarantee and indemnity on substantially the same terms as the Luxco Guarantee delivered by Luxco2 in favour of the Purchaser, such guarantee and indemnity shall be secured by a pledge of the Project Investments owned by such Inmet entity and a security agreement substantially similar to the Security Agreement, or (ii) such Inmet entity is not a direct or indirect subsidiary of Luxco1, then such Inmet entity shall as a condition of owning such Project Investments provide a guarantee and indemnity on substantially the same terms as the IFC Guarantee delivered by IFC in favour of the Purchaser, such guarantee and indemnity shall be secured by a pledge of the Project Investments and recourse under such guarantee and indemnity shall be limited to such security and further provided for both (i) and (ii), with respect to any such Inmet entity which owns Project Investments in the Seller, such Inmet entity shall enter into a blocked account arrangement on terms and conditions substantially similar to the terms and conditions of the Luxco2 Blocked Account Agreement and/or the IFC Blocked Account Agreement, as applicable.

8.8                               Restrictions on Transfer of Project Investments

(a)                                  It shall be a Seller Party Event of Default in the event that Inmet, directly or indirectly, sells, assigns, transfers, agrees to hold in trust for the benefit of a third party or otherwise disposes of (a “Transfer”) all or any portion of its Project Investments that constitute a direct or indirect interest in Luxco1 unless the following conditions, if any, are satisfied:

(i)                                     if immediately prior to such proposed Transfer by Inmet, Inmet has Control of the Seller, but upon completion of such proposed Transfer Inmet would no longer Control the Seller, the proposed purchaser, assignee or transferee (an “Acquirer”) of Project Investments must be an Approved Purchaser. An “Approved Purchaser” means (A) KPMC, KORES or LS-Nikko, or (B) any entity [Condition redacted] and which satisfies all of the following conditions (i) it is, or is Controlled by, a reputable, widely-held, publicly-listed entity with experience owning, developing or operating one or more projects which individually or in the aggregate are of similar or greater size and scope to the Project, with the operational and administrative capabilities and financial capacity to fulfill the obligations it assumes and whose long-term indebtedness is rated at least investment grade by Moody’s Corporation, Standard & Poor’s or Fitch Ratings or a wholly-owned subsidiary of such an entity, (ii) it is, or is Controlled by, an entity that is, domiciled and principally regulated in [List of jurisdictions redacted], with such jurisdictions to be updated by the Parties (subject to their prior agreement) from time to time to reflect jurisdictions that provide comparable transparency and rule of law, and (iii) if it acquired Control of the Seller, such acquisition would not cause, the Seller, the Purchaser or their Affiliates to be in breach of Applicable Laws, Regulatory Approvals, Permits or the terms and conditions of Other Rights (the conditions in (i), (ii) and (iii) being referred to as the “Minimum Consent Conditions”). [Approval mechanics redacted]; and

(ii)                                  if immediately after such proposed Transfer by Inmet, Inmet would continue to have Control of the Seller or immediately prior to such proposed Transfer Inmet did not have Control of the Seller, then if the Transfer occurs prior to the Operations Start Date, the proposed Acquirer must be (A) KPMC, KORES or LS-Nikko, or (B) approved by the

Purchaser, acting reasonably, provided that such approval shall not be withheld if the proposed Acquirer or any entity which Controls it has demonstrable financial capacity on a proportionate basis (having regard to its proportionate direct or indirect equity ownership interest in the Seller, as compared with Inmet’s interest at the date of this Agreement) at least equivalent to Inmet at the date of this Agreement; and

(iii)          if immediately after such proposed Transfer by Inmet, Inmet would continue to have Control of the Seller or immediately prior to such proposed Transfer Inmet did not have Control of the Seller, then if the Transfer occurs after the Operations Start Date, no approval by the Purchaser shall be required.

(b)                                 Luxco1 may sell or issue an interest in Luxco1 to: (i) an Inmet entity other than an Inmet Party or (ii) to a third party Acquirer, in which latter case, the following conditions must be satisfied:

(i)                                     if immediately prior to such proposed sale or issuance by Luxco1, Luxco1 has Control of the Seller, but upon completion of such proposed sale or issuance Luxco1 would no longer Control the Seller, the proposed Acquirer of such interest must be an Approved Purchaser. [Approval mechanics redacted]; and

(ii)                                  if immediately after such proposed sale or issuance by Luxco1, Luxco1 would continue to have Control of the Seller or immediately prior to such proposed sale or issuance Luxco1 did not have Control of the Seller, then the proposed Acquirer must be (A) KPMC, KORES or LS-Nikko, or (B) approved by the Purchaser, acting reasonably, provided that such approval shall not be withheld if the proposed Acquirer or any entity which Controls it has demonstrable financial capacity on a proportionate basis (having regard to its proportionate direct or indirect equity ownership interest in the Seller, as compared with Inmet’s interest as at the date of this Agreement) at least equivalent to Inmet at the date of this Agreement.

(c)                                     Luxco1 shall not, directly or indirectly, Transfer all or any portion of its Project Investments unless the following conditions are satisfied:

(i)                                     if immediately prior to such proposed Transfer by Luxco1, Luxco1 has Control of the Seller, but upon completion of such proposed Transfer Luxco1 would no longer Control the Seller, the proposed Acquirer of Project Investments must be an Approved Purchaser. [Approval mechanics redacted]; and

(ii)                                  if immediately after such proposed Transfer by Luxco1, Luxco1 would continue to have Control of the Seller or immediately prior to such proposed Transfer Luxco1 did not have Control of the Seller, then the proposed Acquirer must be (A) KPMC, KORES or LS-Nikko, or (B) approved by the Purchaser, acting reasonably, provided that such approval shall not be withheld if the proposed Acquirer or any entity which Controls it has demonstrable financial capacity on a proportionate basis (having regard to its proportionate direct or indirect equity ownership interest in the Seller, as compared with Inmet’s interest at the date of this Agreement) at least equivalent to Inmet at the date of this Agreement.

Any Acquirer of Project Investments in accordance with this Section 8.8(c) (whether by voluntary sale, pursuant to the MPSA Shareholders’ Agreement or as a result of a Transfer as part of a realization process) shall acquire such Project Investments subject to a guarantee, pledge and other security in favour of the Purchaser according to a security structure with terms and provisions functionally equivalent to the Transaction Documents entered into by Luxco1 or Luxco2, as applicable, but without the requirement for the Acquirer to hold its Project Investments through Luxco1 or Luxco2, as applicable, or other Luxembourg holding companies, provided that there is no material adverse distinction between the rights and remedies of the Purchaser in accordance with the terms of the Transaction Documents and the rights and remedies of the Purchaser under such documents as a result of the Acquirer maintaining a different structure for holding the Project Investments and provided that there is otherwise no material adverse impact on the Purchaser (the “Step-In Requirements”).

(d)                                 Luxco2 may sell or issue additional Project Investments to (i) Luxco1 or non-equity Project Investments to an Affiliate of Luxco2 (other than the Seller) or to IFC (in which case, such Project Investments sold or issued will form part of the Purchaser’s Collateral) or (ii) to a third party Acquirer, in which latter case, the following conditions must be satisfied:

(i)                                     if immediately prior to such proposed sale or issuance by Luxco2, Luxco1 has Control of the Seller, but upon completion of such proposed sale or issuance Luxco1 would no longer Control the Seller, the proposed Acquirer of Project Investments must be an Approved Purchaser. [Approval mechanics redacted]; and

(ii)                                  if immediately after such proposed sale or issuance by Luxco2, Luxco1 would continue to have Control of the Seller or immediately prior to such proposed sale or issuance Luxco1 did not have Control of the Seller, then the proposed Acquirer must be (A) KPMC, KORES or LS-Nikko, or (B) approved by the Purchaser, acting reasonably, provided that such approval shall not be withheld if the proposed Acquirer or any entity which Controls it has demonstrable financial capacity on a proportionate basis (having regard to its proportionate direct or indirect equity ownership interest in the Seller, as compared with Inmet’s interest as at the date of this Agreement) at least equivalent to Inmet at the date of this Agreement.

Any Acquirer of such Project Investments in accordance with this Section 8.8(d) (whether by voluntary sale, pursuant to the MPSA Shareholders’ Agreement or as a result of a transfer as part of a realization process) will acquire such Project Investments subject to and in accordance with the Step-In Requirements.

(e)                                  Luxco2 shall not, directly or indirectly, Transfer all or any portion of its Project Investments unless the following conditions are satisfied:

(i)                                     if immediately prior to such proposed Transfer by Luxco2, Luxco2 has Control of the Seller, but upon completion of such proposed Transfer Luxco2 would no longer Control the Seller, the proposed Acquirer of Project Investments must be an Approved Purchaser. [Approval mechanics redacted]; and

(ii)                                  if immediately after such proposed Transfer by Luxco2, Luxco2 would continue to have Control of the Seller or immediately prior to such proposed Transfer Luxco2 did not have Control of the Seller as a result of selling to a third party (i.e. not as a result of dilution due to an Inmet funding shortfall under the MPSA Shareholders’ Agreement), then the proposed Acquirer must be (A) KPMC, KORES or LS-Nikko, or (B) approved by the Purchaser, acting reasonably, provided that such approval shall not be withheld if the proposed Acquirer or any entity which Controls it has demonstrable financial capacity on a proportionate basis (having regard to its proportionate direct or indirect equity ownership interest in the Seller, as compared with Inmet’s interest as at the date of this Agreement) at least equivalent to Inmet at the date of this Agreement.

In connection with any such approved Transfer, the Purchaser shall agree to release from the Purchaser’s Collateral and the Purchaser’s Security: (i) all or any portion of the class A common shares of the Seller that Luxco2 owns which have voting rights in excess of 60% of the aggregate voting rights of the class A common shares and class B common shares of the Seller combined (with the actual percentage within such limit determined by Luxco2 but not to exceed the percentage of Project Investments transferred) (the percentage of the class A common shares of the Seller being transferred which are so released being the “Released Percentage”) and (ii) the Released Percentage of the class A special shares of the Seller being transferred (the class A common shares and the class A special shares of the Seller so released being the “Released Shares”); provided that all or a portion of the proceeds from the Transfer attributable to the Released Shares may only be distributed out of Luxco2 if the Required Coverage Ratio is and will continue to be met after the Transfer. For the avoidance of doubt, any portion of Luxco2’s Project Investments which is purchased by an Acquirer in excess of the Project Investments so released will be and continue to be subject to a pledge in favour of the Purchaser pursuant to the Security Documents and such other documentation as the Purchaser may reasonably require.

(f)                                    IFC shall not directly or indirectly Transfer all or a portion of its Shareholder Loans except to a transferee of Luxco2’s Project Investments permitted hereunder or an Affiliate thereof, provided that IFC shall transfer to such transferee the same proportion of its Shareholder Loans as the proportion of Luxco2’s Project Investments which are transferred to such transferee.  In connection with any such Transfer of IFC’s Shareholder Loans, the Purchaser shall agree to release from the Purchaser’s Collateral and the Purchaser’s Security the Released Percentage of the Shareholder Loans transferred to such transferee (the “Released Loans”); provided that all of the proceeds from the Transfer attributable to the Released Loans must be deposited in the IFC Special Collateral Account and only all or a portion of such funds may be disbursed out of such account if the Required Coverage Ratio is and will be continued to be met after such disbursement.  Except with respect to the Released Loans, the transferee of such Shareholder Loans (whether by voluntary sale, pursuant to the MPSA Shareholders’ Agreement or as a result of a Transfer as part of a realization process) shall only acquire such Shareholder Loans subject to a guarantee, pledge and other security in favour of the Purchaser according to a security structure with terms and provisions functionally equivalent to Transaction Documents entered into by IFC. Notwithstanding the foregoing, IFC shall be permitted to Transfer all or a portion of IFC’s Shareholder Loans in accordance with and pursuant to Section 3.6.7.1 of the MPSA Shareholders’ Agreement (such Shareholder Loans being Transferred Shareholder Loans).

(g)                                 The Seller may sell or issue additional Project Investments to one or more of its Shareholders or their Affiliates (including IFC) in the circumstances contemplated by the MPSA Shareholders’ Agreement and Project Investments sold or issued pursuant to the MPSA Shareholders’ Agreement directly to (i) Luxco2 or IFC or to an Affiliate of Luxco2 or IFC will be subject to the Purchaser’s Security, or (ii) KPMC or other Shareholders of the Seller (other than Luxco2, or IFC or any Acquirer of Project Investments from Luxco2 or IFC) will not be subject to a pledge or other Encumbrance in favour of the Purchaser. For the avoidance of doubt, the Seller may enter into a KPMC Offtake Agreement and such KPMC Offtake Agreement will not be subject to a pledge or other Encumbrance in favour of the Purchaser.

(h)                                The Seller may sell or issue additional Project Investments to a third party which is not already a Shareholder, in which case, the following conditions must be satisfied:

(i)                                     if immediately prior to such proposed sale or issuance by the Seller, Luxco2 has Control of the Seller, but upon completion of such proposed sale or issuance Luxco2 would no longer Control the Seller, the proposed Acquirer of Project Investments must be an Approved Purchaser. [Approval mechanics redacted]; and

(ii)                                  if immediately after such proposed sale or issuance by the Seller, Luxco2 would continue to have Control of the Seller or immediately prior to such proposed sale or issuance Luxco2 did not have Control of the Seller as a result of a third party Acquirer having acquired Project Investments from any Inmet Party or the Seller and not as a result of dilution due to an Inmet funding shortfall under the MPSA Shareholders’ Agreement, then the proposed Acquirer must be approved by the Purchaser, acting reasonably, provided that such approval shall not be withheld if the proposed Acquirer or any entity which Controls it has demonstrable financial capacity on a proportionate basis (having regard to its proportionate direct or indirect equity ownership interest in the Seller, as compared with Inmet’s interest as at the date of this Agreement) at least equivalent to Inmet at the date of this Agreement.

(i)                                     The completion of all proposed Transfers and sales and issuances under Sections 8.8(c) through 8.8(h) shall be conditional upon satisfaction of all the applicable conditions set out under those Sections including to the extent so required, the Acquirer agreeing to be bound by the applicable Transaction Documents or entering into such functionally equivalent documentation with the Purchaser as may be acceptable to the Purchaser acting reasonably.

(j)                                     Any change of Control of Inmet is not subject to this Section 8.8 and no consent of the Purchaser shall be required for any change of Control of Inmet.

(k)                                  The Parties and the transferee to a proposed Transfer under Sections 8.8(c) through 8.8(h) shall execute and deliver (i) such documentation and agreements and deliver such registrations, legal opinions and other deliveries as required by the Purchaser, acting reasonably, to give effect to the applicable conditions for such proposed Transfer, including, to the extent so required, so that the Acquirer agrees to, and acknowledges that it is bound by, the applicable Transaction Documents, and (ii) such documentation and agreements and delivery of such registrations, legal opinions and other deliveries, so that (A) the applicable transferor shall be released of its obligations under the Transaction Documents to the extent of the Project Investments transferred in accordance with the conditions for such proposed Transfer, provided that all such obligations are assumed by the party acquiring such Project Investments or otherwise guaranteed by a party who is a person with sufficient financial resources to perform such obligations (as determined by the Purchaser, acting reasonably), and (B) appropriate amendments to the Transaction Documents acceptable to the Purchaser, acting reasonably, having been made to reflect such proposed Transfer.

(l)                                     In all cases other than as expressly permitted by Section 8.8, the Seller, Luxco2, Luxco1 and IFC, as applicable, shall each take all such action as is legally available to each of them to prevent such Transfer, sale or issuance, and shall not register, approve or authorize any such Transfer, sale or issuance.

(m)                               Notwithstanding the foregoing, the provisions of Sections 8.8(a) through (l), inclusive shall not apply to Third-Party Financing Lenders to whom a Transfer of Project Investments has been made as a result of such Third-Party Financing Lenders enforcing their rights under any security granted in connection with any Third-Party Financing provided that such Third-Party Financing Lenders shall be required to (i) take all commercially reasonable actions necessary to transfer any Project Investments obtained by way of such enforcement, and shall be required to transfer such

Project Investments, to an Approved Purchaser, and (ii) comply with the requirements set out in Section 8.10, including those relating to the intercreditor agreement.

(n)                                 Notwithstanding the foregoing, the provisions of Sections 8.8(a) through (l) inclusive shall not apply to any change in shareholding structure permitted pursuant to Section 8.2(b)(i) and (ii).

8.9                               Other Covenants

(a)                                  The Seller shall not incur any indebtedness for borrowed money except (i) as permitted by Sections 8.8(g), 8.8(h) and 8.9(m), or (ii) Permitted Indebtedness, provided that, in all circumstances, the Required Coverage Ratio will be met at the time of the incurrence thereof.

(b)                                 The Seller shall not grant or allow to exist any Encumbrances in respect of any of its assets of any nature whatsoever, other than Permitted Encumbrances.

(c)                                  (i)           The Seller shall not sell, assign, transfer, convey, grant any right, title or interest in or to, abandon or surrender, or otherwise dispose (collectively, a “Disposition”) of any assets except (i) in the Ordinary Course of Business, or (ii) all or any portion or interest in any Infrastructure Assets (to the extent owned by the Seller) if, in the case of (ii), (A) immediately after such Disposition the Required Coverage Ratio would be satisfied, or (B) immediately after such Disposition the Required Coverage Ratio would not be satisfied, but such sale is to an arm’s length party and the proceeds of such sale are not used to fund a Distribution by the Seller to either Luxco2 or IFC or by Luxco2 to Luxco1 until such time the Required Coverage Ratio would be met after such Distribution, except in accordance with Section 11.6.

(ii)          The Seller shall not sell, assign, transfer convey, grant any right, title or interest in or to, abandon or surrender or otherwise dispose of, all or any part of the Property, except with the prior written consent of the Purchaser, such consent not to be unreasonably withheld. If the Purchaser consents to any such transfer of all or any part of the Property pursuant to this Section 8.9(c)(ii), then the Purchaser shall release the Seller from its obligations under this Agreement to the extent transferred provided such obligations are assumed by the transferee or guaranteed by a person who is a person with sufficient financial resources to perform such obligations (as determined by the Purchaser, acting reasonably) by an instrument in writing in favour of the Purchaser.

If the Seller, Inmet or any of their Affiliates reacquires any such assets or acquires any mining rights, leases, mineral claims, titles or other rights to Minerals that cover or relate to any previously released assets or portion of the Project, the applicable provisions of this Agreement shall apply fully to such acquired or reacquired interests (but in the case of a Concession Termination Event (other than an Expropriation) only where acquired or reacquired by way of a Subsequent Acquisition).

(d)                                 Under no circumstances shall the Seller (i) sell or issue Project Investments (other than in accordance with this Agreement), or (ii) sell, assign, transfer, convey, grant any right, title in or to, or otherwise dispose of all or any part of the Project, in each case to a Restricted Person.

(e)                                  The Seller shall not pay or remit (other than to KPMC in accordance with the MPSA Shareholders’ Agreement, including payments pursuant to a KPMC Offtake Agreement or Transferred Shareholder Loan), and Luxco2 and IFC shall not accept any Distributions that are not first made or deposited to the IFC Blocked Account, the Luxco2 Blocked Account or

accounts subject to blocked accounts pursuant to Section 8.7(f), as applicable. The foregoing shall not apply to payments or remittances to KPMC or its direct or indirect shareholders or Affiliates in respect of IFC’s Inmet Loans pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement (but shall apply to payments or remittances made by the Seller to IFC in respect of the Class B special shares of the Seller pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement).

(f)                                    The Seller shall:

(i)            comply with its obligations under the MPSA Shareholders’ Agreement;

(ii)           not permit without obtaining the prior written consent of the Purchaser (acting reasonably), the termination of, or any amendment to, the MPSA Shareholders’ Agreement or the articles of the Seller, other than (w) as contemplated herein, (x) where such amendment is immaterial, or (y) where such amendment, individually or in the aggregate with other amendments, would not reasonably be likely to (A) prejudice the Purchaser’s rights as the purchaser of Refined Gold and Refined Silver from the Seller in accordance with the terms and conditions of this Agreement, (B) impede the ability of the Purchaser to enforce the security required to be granted to the Purchaser pursuant to this Agreement and the Security Documents, including the pledge of class A common shares of the Seller in favour of the Purchaser in an amount at least equal to 60% of the aggregate class A common shares and class B common shares issued and outstanding of the Seller, or (C) result in a transfer of Luxco2’s Control of the Seller (including any amendment to Section 2.4 of the MPSA Shareholders’ Agreement), provided for greater certainty that in the case of (y), the prior written consent of the Purchaser shall not be required if the amendment to the MPSA Shareholders’ Agreement solely impacts the monetary value of Project Investments held by the Inmet Parties; and

(iii)          not take any actions under the MPSA Shareholders’ Agreement that would materially and adversely prejudice or impair the Purchaser’s rights under the Transaction Documents, unless required by Applicable Laws or by the MPSA Shareholders’ Agreement.

(g)                                 Luxco2 shall:

(i)            comply with the terms of the MPSA Shareholders’ Agreement;

(ii)           take all actions and make all payments to ensure that the provisions relating to the Project Investments applicable to it in Section 8.9(q) are complied with, except to the extent permitted under the Transaction Documents;

(iii)          not permit without obtaining the prior written consent of the Purchaser (acting reasonably), the termination of, or any amendment to, the MPSA Shareholders’ Agreement or the articles of the Seller, other than (w) as contemplated herein, (x) where such amendment is immaterial, or (y) where such amendment, individually or in the aggregate with other amendments, would not reasonably be likely to (A) prejudice the Purchaser’s rights as the purchaser of Refined Gold and Refined Silver from the Seller in accordance with the terms and conditions of this Agreement, (B) impede the ability of the Purchaser to enforce the security required to be granted to the Purchaser pursuant to this Agreement and the Security Documents, including the pledge of class A common shares of the Seller in favour of the Purchaser in an amount at least equal to 60% of the aggregate class A common shares and class B common shares issued and outstanding of the Seller, or (C) result in a transfer of Luxco2’s Control of the Seller (including any amendment to Section 2.4 of the MPSA Shareholders’ Agreement), provided for greater certainty that in the case of (y), the prior written consent of the Purchaser shall not be required if the amendment to the MPSA Shareholders’ Agreement solely impacts the monetary value of Project Investments held by the Inmet Parties; and

(iv)                              not take any actions under the MPSA Shareholders’ Agreement that would materially and adversely prejudice or impair the Purchaser’s rights under the Transaction Documents, unless required by Applicable Laws or by the MPSA Shareholders’ Agreement.

(h)                                 Luxco1 shall:

(i)            take all actions and make all payments to ensure that the provisions relating to the Project Investments applicable to it in Section 8.9(q) are complied with; and

(ii)           to the extent its board of directors is permitted by Applicable Laws, not consent to the transfer of any Luxco1 shares, where such transfer would result in a disposition of Control of Luxco1 without the consent of the Purchaser (which consent will be subject to the same conditions as a change of Control of Luxco2).

(i)                                     IFC shall, to the extent its board of directors is permitted by Applicable Laws, not consent to the transfer of any IFC shares, where such transfer would result in a disposition of Control of IFC without the consent of the Purchaser (which consent will be subject to the same conditions as a change of Control of Luxco2).

(j)                                     IFC shall not forgive any principal or interest or waive any rights or remedies in respect of its Project Investments (subject to the Purchaser’s consent, acting reasonably) and shall take all commercially reasonable steps to defend and preserve the legal, valid and binding nature and enforceability of its Project Investments.

(k)                                  It shall be a Seller Party Event of Default in the event that Inmet designates or permits or consents to the designation of any of the Cobre Panama Subsidiaries being designated a “Restricted Subsidiary” pursuant to the terms of the Inmet Note Indenture without the prior written consent of the Purchaser, acting reasonably.

(l)                                     All Shareholder Loans advanced to the Seller by Inmet Parties shall be on terms required by the MPSA Shareholders’ Agreement and shall be fully subordinated in all respects in favour of the Purchaser in accordance with their terms. The documents evidencing such Shareholder Loans shall be in form and substance satisfactory to the Purchaser, acting reasonably. The Seller, Luxco2, Luxco1 and IFC shall, and shall cause any other Inmet Parties to, provide the Purchaser with all such documents and instruments as may be reasonably necessary to evidence or give effect to the subordination of all such Shareholder Loans in favour of the Purchaser.

(m)                               Shareholder Loans may be secured on the assets of the Seller provided that:

(i)            all Shareholder Loans so secured which do not form part of the Purchaser’s Collateral (the “Non-Collateral Shareholder Loans”) rank pari passu with Shareholder Loans which do form part of the Purchaser’s Collateral (the “Collateral Shareholder Loans”); and

(ii)           at the time the security is granted with respect to any Shareholder Loans, the ratio of Collateral Shareholder Loans to Non-Collateral Shareholder Loans is the same as the ratio of voting shares of the Seller which form part of the Purchaser’s Collateral to those voting shares of the Seller which are not part of the Purchaser’s Collateral.

(n)                                 The Seller shall not permit any amendments to the Molejon Agreement, other than such amendments that are immaterial and otherwise not prejudicial to the Purchaser, without obtaining the prior written consent of the Purchaser, acting reasonably, or take any actions under such agreement that a prudent operator of the Project would not take or that would materially and adversely prejudice or impair the Purchaser’s rights under the Transaction Documents.

(o)                                 [Obligations of Seller relating to a third party redacted].

(p)                                 At all times, the Required Coverage Ratio shall be met. At the end of each fiscal quarter of the Seller, the Coverage Ratio shall be calculated and reported to the Purchaser in accordance with Section 7.2(d). No Distribution shall be made from Luxco2 or IFC if, prior to such Distribution, the Required Coverage Ratio is not met or would not be met as a result of paying such Distribution or if the Purchaser is otherwise entitled to impose a Distribution Stop in accordance with Section 11.6; provided that this restriction shall not apply to the transfer of funds from Luxco2 or IFC to the Seller to fund a Project Investment. For the avoidance of doubt, the foregoing shall not apply to payments or remittances to KPMC or its direct or indirect shareholders or Affiliates in respect of (i) IFC’s Inmet Loans pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement (but shall apply to payments or remittances made by the Seller to IFC in respect of the Class B special shares of the Seller pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement) or (ii) Transferred Shareholder Loans.

(q)                                 The only Project Investments directly or indirectly owned by an Inmet entity (other than any direct or indirect ownership of shares or units of, direct or indirect Inmet Loans to, or any other direct or indirect investment, interest or contribution to, Luxco1 or IFC from Inmet or one or more subsidiaries of Inmet that are direct or indirect shareholders of Luxco1 or IFC) are and shall be (i) all of the outstanding shares in the capital of Luxco2, legally and beneficially owned by Luxco1, (ii) at least 60% of the outstanding voting shares in the capital of the Seller, legally and beneficially owned by Luxco2, and (iii) indebtedness, liabilities and obligations in the form of cash loans advanced to the Seller by IFC, subject in each case to Transfers permitted by and made in accordance with Section 8.8.

(r)                                    If requested by the Purchaser, the Seller and Luxco2 shall issue shares in respect of capital contributed for shares not yet issued, within 15 Business Days of such request.

(s)                                  If the Shareholders become Affiliates or there is only one Shareholder, the Parties acknowledge and agree that amendments to this Agreement will be required to eliminate any adverse effect to the rights or interests of the Purchaser hereunder that may otherwise arise in relation to provisions of this Agreement which refer to the MPSA Shareholders’ Agreement as a result of the non-arm’s length relationship (or single identity) of such Shareholders (the  “Conflicted Provisions”).  The Parties shall negotiate such changes in good faith and acting reasonably for 60 days, and failing any such agreement on any material Conflicted Provision (a “Disputed Provision”) such disagreement shall be resolved by arbitration pursuant to Section 13.4, provided that the arbitrator shall be required to choose either the Purchaser’s version of the Disputed Provision or the other Parties’ version on the basis of which of such versions best gives effect to the intent and purpose of the required amendments.

(t)                                    Each of the Seller, Luxco2, Luxco1 and IFC shall conduct its operations at all times in material compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its respective jurisdiction of incorporation and in each other jurisdiction in which it conducts business.

(u)                                 The Purchaser shall conduct its operations at all times in material compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which it conducts business.

(v)                                 The Purchaser shall comply, and shall cause its subsidiaries, if any, to comply with Canadian and American anti-corruption legislation, including the Foreign Corrupt Practices Act (United States) and Corruption of Foreign Public Officials Act (Canada).

(w)                               The Purchaser acknowledges that KPMC, Inmet and Luxco2 intend that KPMC be protected from Adverse Impact (as defined in the MPSA Shareholders’ Agreement) that would not have been suffered but for the entering into or performance of this Agreement by the Seller. To achieve this intention, KPMC, Inmet and Luxco2 have (i) made certain amendments to the MPSA Shareholders’ Agreement and provided for the creation of the MPSA Special Shares (as defined in the MPSA Shareholders’ Agreement) and (ii) agreed to make Curing Amendments (as defined in the MPSA Shareholders’ Agreement) provided for in Section 3.6.11 thereof to eliminate any Adverse Impact that is identified by KPMC to Inmet in writing on or prior to the second anniversary of the Operations Start Date, subject to the Purchaser providing any required consents pursuant to Sections 8.9(f)(ii) and 8.9(g)(iii).

8.10                        Third-Party Financing

It shall be a Seller Party Event of Default if any Inmet Party grants a security interest to a third-party financing lender in respect of any of the Purchaser’s Collateral, except as provided in this Section 8.10, and further provided that no such security interest may be granted if a Seller Party Event of Default exists:

(a)                                  In the event that the Payment Deposit has been fully credited to the Purchaser or the Purchaser has been provided with cash or cash equivalent collateral in the amount of the then Uncredited Balance (which cash shall be returned on a dollar-for-dollar basis as the Uncredited Balance is reduced), the Purchaser agrees that, with respect to any third-party secured financing of borrowed money to Inmet as borrower or any Affiliate of Inmet other than an Inmet Party (“Third-Party Financing”), the Inmet Parties may grant a security interest to the Third-Party Financing lenders (the “Third-Party Financing Lenders”) and to which the Third-Party Financing Lenders shall, prior to advancing the Third-Party Financing, elect to either (i) subordinate the Purchaser’s Security to the Third-Party Financing Lenders’ security (the “Subordination Option”) or (ii) allow the Purchaser to share the Purchaser’s Security pari passu with the Third-Party Financing Lender’s security (the “Pari Passu Option”) and the Purchaser’s Security and the security held by the Third-Party Financing Lenders under the Pari Passu Option is the “Shared Security”). The Purchaser acknowledges that the Shared Security shall be limited to security granted to the Purchaser pursuant to the Transaction Documents or in accordance herewith and under no circumstances shall the Purchaser be entitled to any additional security, whether or not granted to the Third-Party Financing Lenders.

(b)                                 For the Subordination Option, the Third-Party Financing shall provide that the Purchaser and the Third-Party Financing Lenders shall enter into an inter-creditor arrangement which shall, among other things, include (i) an acknowledgement that all obligations of the Seller with respect to payments or deliveries of Refined Gold or Refined Silver pursuant to this Agreement are to be treated as normal-course operating expenses of the Seller (the “Operating Covenant”), and (ii) that the Third-Party Financing Lenders may sell after enforcement, (x) that portion of the Shared Security required to repay all of the indebtedness of the Third-Party Financing Lenders, if the Third-Party Financing Lenders first satisfy all requirements and consents set out in Section 8.8 of this Agreement, and (y) Control of the Seller, if the acquirer agrees to be bound by the obligations of the Seller and/or the Inmet Parties under the relevant Transaction Documents necessary to assume the Seller’s and Inmet Parties’ obligations under the Transaction Documents (the “Transfer Covenant”). In each case the Security Documents, other Encumbrances held by the Purchaser and this Agreement shall remain in full force and effect.

(c)                                  For the Pari Passu Option, the Third-Party Financing shall provide that the Purchaser and the Third-Party Financing Lenders shall enter into an inter-creditor arrangement which shall, among other things, include (i) that the Third-Party Financing Lenders provide the Operating Covenant, and (ii) that the Third-Party Financing Lenders share the Shared Security with the Purchaser on a pari passu basis, and (iii) that the Purchaser agrees that any Project acquirer need not be bound by the obligations under the Transaction Documents necessary to give effect to the Seller’s obligations under this Agreement and the Purchaser’s Security shall be released upon such sale to such Project acquirer.

(d)                                 In both the Subordination Option and the Pari Passu Option, the terms of the inter-creditor agreement with the Third-Party Financing Lenders shall also contain an acknowledgement that the Purchaser shall not amend the terms of this Agreement and the Third-Party Financing Lenders (or their respective representatives) shall not amend the terms of the agreements governing the Third-Party Financing, without the consent of the other, acting reasonably, including in circumstances where the Purchaser or the Third-Party Financing Lenders have exercised their respective enforcement rights under their security.

(e)                                  The terms of the inter-creditor agreement with the Third-Party Financing Lenders under both of the Pari Passu Option and the Subordination Option (except as noted) shall:

(i)            include a 180 day standstill period during which the Purchaser shall not, other than as may be necessary to preserve its rights (other than documents, filings, proofs of claim, notices and other actions necessary to preserve its rights and remedies):

(A)          take any enforcement action or action to bring insolvency proceedings;

(B)           in the case of the Subordination Option only, take any action to make its lien pari passu with the Third-Party Financing Lenders;

(C)           take any action to delay enforcement actions by the Third-Party Financing Lenders;

(D)          direct the Third-Party Financing Lenders in respect of the Shared Security; or

(E)           not contain terms inconsistent with or prejudicial to the Operating Covenant;

(ii)           in the case of the Subordination Option, not contain terms which are inconsistent with or prejudicial to the Transfer Covenant; and

(iii)          otherwise be on terms reasonable in the then-prevailing syndicated secured lending market.

8.11                        Force Majeure

In the event of a Force Majeure, the Seller shall endeavour with due diligence to resume compliance with its obligations under this Agreement and shall take all commercially reasonable steps to overcome or mitigate the effects of any such Force Majeure upon the regular operation of this Agreement.  Notwithstanding the foregoing, the settlement of any strike or other labour trouble shall be entirely in the discretion of the Seller and there shall be no obligation on the Seller to test or refrain from testing the validity of any order, regulation or law relating to such strike or other labour trouble.

8.12                        Expropriation

(a)                                  In the event of an Expropriation, the Seller and the Inmet Parties shall use all commercially reasonable efforts to repudiate, void, stay or overturn such Expropriation and, if unsuccessful, to obtain compensation for such Expropriation. For greater certainty, the Seller and the Inmet Parties shall be entitled to control any such process for obtaining compensation for any such Expropriation.

(b)                                 The Seller and the Inmet Parties shall deliver to the Purchaser the Purchaser’s proportionate share of any compensation received by the Seller or any of the Inmet Parties for such Expropriation within 30 days after receipt of such compensation by the Seller or any of the Inmet Parties, [Calculation and process provisions redacted].

8.13                        Additional Luxco2 Covenants

Luxco2 shall cause the Seller to observe, satisfy, perform and pay all actions, covenants, indebtedness, liabilities and obligations of the Seller to the Purchaser in accordance with the terms of this Agreement. The Parties acknowledge and agree that any breach by Luxco2 of its obligations under this Section would cause the Purchaser irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore the Purchaser may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil law against Luxco2 with respect thereto as a court of competent jurisdiction or an arbitrator under Section 13.4 may see fit to grant with respect to any such breach and neither the Seller nor any Inmet Party shall oppose or seek to deny any such remedies.

ARTICLE 9
ASSIGNMENT; SYNDICATION; RIGHT OF FIRST OFFER

9.1                               Assignment and Syndication

(a)                                  This Agreement shall enure for the benefit of and shall be binding on and enforceable by the Parties.

(b)                                 None of the Seller, Luxco2, Luxco1 or IFC shall sell, assign or transfer, in whole or in part, any of its rights, obligations or interest under this Agreement or any of the other Transaction Documents without the prior written consent of the Purchaser, such consent not to be unreasonably withheld. Any such sale, assignment or transfer shall be subject to the purchaser, assignee or transferee assuming, by agreement with the Purchaser (in a form satisfactory to the Purchaser, acting reasonably), the obligations of the Seller, Luxco2, Luxco1 and IFC, as applicable, under this Agreement and the other Transaction Documents to the extent of the interest being sold, assigned or transferred or syndicated, as applicable.

(c)                                  Subject to Sections 9.1(e), 9.1(f) and 9.2, while any portion of the Payment Deposit has not been paid by the Purchaser to the Seller, the Purchaser may only sell, assign, transfer, grant sub-participations in or syndicate up to [Amount redacted]% of the Purchaser Interest, provided that:

(i)                                     [Subparagraphs (i) though (iv) relating to assignment redacted].

(d)                                 Subject to Sections 9.1(e), 9.1(f) and 9.2, once the Payment Deposit has been fully paid to the Seller, the Purchaser may only sell, assign, transfer, grant sub-participations in or syndicate either (i) no less than [Amount redacted]%, or (ii) no more than [Amount redacted]% of the Purchaser Interest, in its sole discretion (other than to an entity that is an operating mining company), [Details relating to assignment redacted].

(e)                                  This Agreement, or any right, title or interest herein or arising hereunder, may not be sold, assigned or transferred, in whole or in part, to any Restricted Person.

(f)                                    For greater certainty, the Purchaser shall be permitted to sell, assign, transfer, grant sub-participation in or syndicate its right to purchase Refined Gold or Refined Silver separately, provided that the Seller agrees, acting reasonably, that it will not be prejudiced by the terms of such sale, assignment, sub-participation or syndication.

(g)                                 Notwithstanding any provision of this Agreement, the Purchaser may (i) mortgage, pledge, charge or grant a security interest in all but not less than all of its interest under this Agreement, or (ii) subject to Section 8.2(d), conduct an internal corporate reorganization of the Purchaser and its Affiliates, and the restrictions in this Section 9.1 shall not apply in such circumstances, provided that, in the case of (i), any such mortgage, pledge, charge or grant of a security interest by the Purchaser in all of its interests under this Agreement shall be conditional upon the relevant secured party agreeing that they shall be subject to the terms of this Agreement and, upon any realization, such secured party shall use commercially reasonable efforts, and shall sell, transfer and assign its interest in this Agreement pursuant to Section 9.1(d), and, in respect of (ii), if the internal corporate reorganization would impact the arrangements between the Purchaser and Seller under Article 14, the Purchaser shall obtain the prior written consent of the Seller, such consent not to be unreasonably withheld.

(h)                                 In the case of more than one sale, assignment, transfer, grant of sub-participation in, or syndication of, the Purchaser Interest by the Purchaser, in determining whether a subsequent such transaction meets the percentage restrictions set out in Section 9.1, all such prior transactions shall be considered to be part of the subsequent transaction.

9.2                               Seller’s Right of First Offer on Syndication/Participation/Assignment

The Purchaser hereby grants the Seller a right of first offer (the “Right of First Offer”) to acquire the Purchaser Interest in accordance with the following terms:

(a)                                 In the event that after the Payment Deposit has been fully paid by the Purchaser, the Purchaser wishes to enter into a bona fide agreement to syndicate, grant a participation interest in, or sell in a cash only transaction no less than [Amount redacted]% and no more than [Amount redacted]% of the Purchaser Interest in aggregate to, any person, other than a Restricted Person, at arm’s length to the Purchaser (a “Syndication Proposal”), the Purchaser shall give the Seller written notice thereof (the “Purchaser Offer”), including the terms and conditions of such Syndication Proposal, such Purchaser Offer being deemed to be an offer to sell such Purchaser Interest on the terms and conditions set out therein.

(b)                                 [Process provisions redacted].

(c)                                  The Right of First Offer shall not apply to the Purchaser mortgaging, pledging, charging or granting a security interest in all or any part of its interest in and to this Agreement or to any internal reorganization of the Purchaser and its Affiliates.

(d)                                 If the Seller does not exercise the Right of First Offer within the Purchaser Offer Period or confirm it has obtained the necessary financing and confirm its acceptance of the Purchaser Offer within the Financing Period, then the Seller shall be deemed to have rejected the Purchaser Offer and the Purchaser shall be free, subject to compliance with Section 9.1, to sell, assign, transfer, grant a sub-participation or syndicate all or any part of the Purchaser Interest to the applicable third-party on terms and conditions that are, in aggregate, no more favourable to such party as those contained in the Syndication Proposal, provided that such sale, assignment, transfer or syndication of all or any part of the Purchaser Interest is completed within [Time period redacted] days of the earlier of:

(i)                                     the Seller confirming its decision not to accept the Purchaser Offer;

(ii)                                  the Seller being deemed to have rejected the Purchaser Offer; or

(iii)                               the Seller failing to close the acquisition within the 40 day period referred to in Section 9.2(e).

If the Purchaser Interest is not so sold, assigned, transferred or syndicated during such [Time period redacted] day period, the Right of First Offer shall once again come into effect in relation to any such syndication, sale, assignment, transfer or syndication and the Purchaser shall be required to offer such Purchaser Interest to the Seller prior to any sale, assignment, transfer or syndication thereof in accordance with Section [Section reference redacted].

(e)                                  If the Seller accepts the Purchaser Offer, the acquisition of such Purchaser Interest shall be completed in accordance with the terms of the Purchaser Offer, provided that such transaction shall be completed within 40 days of the date of acceptance of the Purchaser Offer.

(f)                                    For the avoidance of doubt, the Purchaser shall be entitled at any time to negotiate with any third party the potential terms upon which such third party may purchase all or any part of the Purchaser Interest, provided that before such terms are accepted, the Purchaser first complies with its obligations pursuant to the Right of First Offer. Nothing in this Section 9.2 shall preclude the Purchaser from selling, transferring, assigning or syndicating its entire Purchaser Interest, the sale, transfer, assignment or syndication of which, for greater certainty, shall not be subject to the Seller’s Right of First Offer. [Process provisions redacted].

ARTICLE 10
REPRESENTATIONS AND WARRANTIES

10.1                        Representations and Warranties of Seller, Luxco2, Luxco1 and IFC

Each of the Seller, Luxco2, Luxco1 and IFC acknowledging that the Purchaser is entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule C to the Purchaser on and as of the date of this Agreement.

10.2                        Representations and Warranties of the Purchaser

The Purchaser, acknowledging that the Seller, Luxco2, Luxco1 and IFC are entering into this Agreement in reliance thereon, hereby makes the representations and warranties set forth in Schedule H to the Seller, Luxco2, Luxco1 and IFC on and as of the date of this Agreement.

10.3                        Survival of Representations and Warranties

The representations and warranties set forth in Schedules C and H shall survive the execution and delivery of this Agreement.

10.4                        Knowledge

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the “knowledge” of the Seller, Luxco2, Luxco1, IFC or the Purchaser, it shall be deemed to refer to the actual knowledge of the President/CEO, CFO and COO or the functional equivalent thereof, of the Seller, Luxco2, Luxco1, IFC or the Purchaser respectively, and all knowledge which such persons would have if such persons made due enquiry into the relevant subject matter having regard to the role and responsibilities of such person.

ARTICLE 11
SELLER EVENTS OF DEFAULT

11.1                        Seller Party Events of Default

In addition to any default under Sections 8.8(a), 8.9(k) and 8.10, each of the following events or circumstances constitutes an event of default (each, a “Seller Party Event of Default”):

(a)                                  the Seller fails to make a Basic Delivery on the terms and conditions set forth in this Agreement, within 10 Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

(b)                                 the Seller fails to make a Top-Up Delivery, pay the Shortfall Buyback Amount or pay a Gross-Up Payment to the Purchaser on the terms and conditions set forth in this Agreement within 10 Business Days after receipt of notice from the Purchaser notifying the Seller of such default;

(c)                                  Luxco2 or IFC fails to stop any Distributions during a Distribution Stop or any other Inmet Party subject to a Distribution Stop fails to stop any Distributions, in each case as required pursuant to the Transaction Documents and Luxco2 or IFC or such Inmet Party fails to cure such default including return of such improperly paid Distributions within a period of 10 Business Days;

(d)                                 the Purchaser is at any time not secured by a pledge of at least: (i) class A common shares in an amount equal to 60% of the aggregate class A common shares and class B common shares issued and outstanding of the Seller, (ii) 60% of the Class A special shares issued and outstanding of the Seller, and (iii) 60% of any capital contributions for such shares not issued;

(e)                                 the Seller fails to provide notice and documentation of concentrate sales or deliver Offtaker Settlement Sheets to the Purchaser in accordance with the terms of this Agreement and the Seller fails to cure such default within a period of 10 Business Days following delivery by the Purchaser to the Seller of written notice of such default;

(f)                                    the Seller, Luxco2, Luxco1, IFC or any other Inmet Party, as applicable, (or in the case of Section,  8.9(k), Inmet) is in breach or default of Sections 8.9(f), 8.9(g), 8.9(h), 8.9(i) or 8.9(k) hereof and the same could have a Material Adverse Effect or the Required Coverage Ratio is not met, unless the applicable person cures such breach or default, where such breach or default is capable of being cured, prospectively within a period of 10 Business Days following delivery by the Purchaser to the Seller of written notice of such breach or default, as may be extended in the Purchaser’s sole discretion if such person is diligently proceeding to cure such default;

(g)                                 the Seller, Luxco2, Luxco1, IFC or any other Inmet Party, as applicable, (or in the case of Section 8.8(a), Inmet) is in breach or default of Sections 2.1(c), 7.7, 7.8, 8.8, 8.9(a), 8.9(b), 8.9(c) or 8.10 hereof, unless the applicable person cures such breach or default, where such breach or default is capable of being cured, prospectively within a period of 30 Business Days following delivery by the Purchaser to the Seller of written notice of such breach or default, as may be extended in the Purchaser’s sole discretion if such person is diligently proceeding to cure such default;

(h)                                 other than as provided elsewhere in this Section 11.1, the Seller, Luxco2, Luxco1, IFC or any other Inmet Party, as applicable, is in breach or default of any terms or conditions, or any of its covenants or obligations, set forth in this Agreement or the Transaction Documents to which it is party and the same could have a Material Adverse Effect, unless the applicable person cures such breach or default, where such breach or default is capable of being cured, prospectively within a period of 30 Business Days following delivery by the Purchaser to the Seller of written notice of such breach or default, as may be extended in the Purchaser’s sole discretion if such person is diligently proceeding to cure such default;

(i)                                     any of the representations or warranties given by the Seller, Luxco2, Luxco1, IFC or any other Inmet Party in any Transaction Document or certificate delivered thereunder is inaccurate as of the date given and if such inaccuracy is capable of being remedied the Seller, Luxco2, Luxco1, IFC or such applicable Inmet Party prospectively remedies such inaccuracy within a period of 30 Business Days following delivery by the Purchaser to the Seller of written notice of such inaccuracy (as may be extended in the Purchaser’s sole discretion if such inaccuracy is capable of being remedied but is not reasonably capable of being remedied within such 30 day period, and the Seller, Luxco2, Luxco1, IFC or such applicable Inmet Party, is proceeding diligently to cure such inaccuracy);

(j)                                     if, while any Uncredited Balance remains outstanding or is not cash collateralized, the Seller, Inmet or any Inmet Party defaults under any indebtedness for borrowed money in excess of US$30,000,000 and such default is not remedied or waived within the cure period permitted under such indebtedness for borrowed money; provided that, in the case of Inmet, such default shall not be a Seller Party Event of Default unless and until the relevant creditor has accelerated the payment of such indebtedness (an “Acceleration Event”) and [Time period redacted] days from the date of such Acceleration Event has passed and such Acceleration Event has either not been remedied or waived or Inmet (or a trustee, receiver or other custodian) has not provided the Purchaser with evidence satisfactory to the Purchaser, acting reasonably, that the relevant creditor has commenced bona fide, good faith commercial negotiations with an acquirer that has satisfied the Minimum Consent Conditions (“Evidence of a Bona Fide Sale Process”);

(k)                                  an Insolvency Event affecting the Seller, Inmet or any Inmet Party occurs; provided that, in the case of Inmet, it shall not be a Seller Party Event of Default unless and until [Time period redacted] days from the date of such Insolvency Event has passed and the Insolvency Event has either not been remedied or waived or Inmet (or a trustee, receiver or other custodian) has not provided the Purchaser with Evidence of a Bona Fide Sale Process;

(l)                                     [Provisions relating to Acceleration Event or Insolvency Event redacted];

(m)                               any security in favour of the Purchaser becomes invalid or unenforceable or otherwise ceases to be a first ranking (or such other ranking as otherwise agreed in connection with Third-Party Financing entered into in accordance with the terms hereof) security interest (a “Security Failure”) on the relevant Purchaser’s Collateral and the same has not been cured within 10 Business Days of the date that the Seller or any Inmet Party becomes aware of such invalidity, unenforceability or failure to maintain ranking; provided that it shall not be a Seller Party Event of Default hereunder if (i) such invalidity, unenforceability or failure to maintain ranking is a direct or indirect result of any act or omission of the Purchaser (including any act or omission caused by the negligence or wilful misconduct of the Purchaser), provided any such Purchaser act or omission shall not prohibit the Purchaser from remedying the invalidity or enforceability if it can be so remedied, or (ii) the Security Failure is limited to assets of immaterial value, as determined by the Purchaser acting reasonably; or

(n)                                 other than as a result of Expropriation, a Concession Termination Event occurs prior to the Purchaser receiving the Uncredited Balance and it is not cured within 30 days.

Where a Seller Party Event of Default is caused by an act or omission of an Inmet Party that is an Affiliate of Luxco2, Luxco1, IFC or Inmet, such Seller Party Event of Default shall be deemed to be a default of Luxco2, Luxco1 and IFC on a joint basis.

11.2                        Remedies

(a)                                  Upon each occurrence of a Seller Party Event of Default, and for so long as such Seller Party Event of Default is continuing:

(i)            the obligations of the Seller under the Transaction Documents shall become immediately due and payable;

(ii)           the Purchaser shall be entitled to enforce its security under the Transaction Documents;

(iii)          the Purchaser shall be entitled to impose a Distribution Stop in accordance with Section 11.6;

(iv)          the Purchaser shall have no further obligation to fund any unpaid portion of the Payment Deposit; and

(v)           the Purchaser shall be entitled to such other rights and remedies as are available to it at law, subject to Section 11.3.

(b)                                 If a Seller Party Event of Default occurs and is continuing, the Purchaser shall have the right, upon written notice to the Seller, at its option, and in addition to and not in substitution for any other remedies available to it at law or in equity, to terminate this Agreement and demand from the Seller the repayment of the Uncredited Balance, if any, calculated under Sections 2.4(a), 2.5(a), and 4.3 without interest until demand is made therefor, after which such payment shall be considered an Overdue Payment.  For greater certainty, in the event the Seller is required to pay the Uncredited Balance under this Section 11.2(b), any creditor who realized on the Project and any transferee of such creditor, shall be bound by this Section 11.2(b).

(c)                                  For greater certainty, if the Purchaser does not exercise a right under Section 11.2(a), the obligations of the Seller on a realization hereunder shall continue in full force and effect and the Purchaser’s lack of action shall not be construed as a waiver of Seller Party Event of Default.

(d)                                 Subject to Sections 11.3, 11.4 and 11.5, the Seller, Luxco2, Luxco1 and IFC acknowledge and agree that any breach of their obligations under this Agreement would cause the Purchaser irreparable harm for which monetary damages alone would not be a sufficient remedy and that therefore Purchaser may seek and obtain orders of specific performance, injunctions and other equitable remedies and remedies available under civil law with respect thereto as a court of competent jurisdiction or an arbitrator under Section 13.4 may see fit to grant with respect to any such breach, provided such remedies shall not include the payment of monetary damages by the Seller, except awards of damages against the Seller that are permitted under Section [Section reference redacted].

11.3                        Limited Recourse to the Seller

[Recourse provisions redacted. Recourse against Inmet for the stream obligation is limited to Inmet’s interests in Seller, which have been pledged to the Purchaser in support of such obligations. Further, except as described below, there is no monetary recourse against the Seller as the Purchaser’s recourse will be against such pledged interests.  Where the Purchaser is entitled to repayment from the Seller of the balance remaining on the $1 billion deposit, its recourse against the Seller and its assets will be limited to the actual funds paid by Inmet to the Seller solely for the purpose of satisfying such obligation of the Seller.]

11.4                        Limited Recourse to Luxco1

[Recourse provisions redacted. See above.]

11.5                        Limited Recourse to IFC

[Recourse provisions redacted. See above.]

11.6                        Distribution Stop

(a)                                  In the event that:

(i)            any payment or amount due to the Purchaser has not been paid or remitted, whether by way of a Basic Delivery, a Top-Up Delivery, the Shortfall Buyback Amount, any Gross-Up Payment due to the Purchaser or otherwise, in each case as and when due, or if any Offtaker Settlement Sheets have not been provided when due; or

(ii)           the Required Coverage Ratio has not been met or if the payment made by the Seller or Luxco2 in respect of any Project Investments would result in the Required Coverage Ratio not being met; or

(iii)          a Security Failure occurs (until such time as the obligations of the Seller to the Purchaser are 100% cash collateralized); or

(iv)          one or more Seller Party Events of Default (other than as caused by the events in (i), (ii) or (iii) above) has occurred and is continuing;

the Purchaser may by written notice to Luxco2 and IFC declare that a Distribution Stop is imposed.

(b)                                 Once the Distribution Stop is declared in accordance with Section 11.6(a), (i) the Purchaser shall have rights under the Luxco2 Lock-up Account and, subject to Section 11.6(c), the Luxco2 Special Collateral Account, to instruct Luxco2 to, and Luxco2 shall, cease to pay, remit, transfer, transmit, dividend or otherwise distribute or make any payments (whether in cash or otherwise) that are derived from Distributions made by the Seller to Luxco2 or declare any of the foregoing with respect to Project Investments owned by any Inmet Party or other Inmet entity (whether or not forming part of the Purchaser’s Collateral), and (ii) the Purchaser shall have rights under the IFC Blocked Account Agreement to instruct IFC to, and IFC shall, cease to pay, remit, transfer, transmit, dividend or otherwise distribute or make any payments (whether in cash or otherwise) that are derived from Distributions made by the Seller to IFC or declare any of the foregoing with respect to Project Investments owned by any Inmet Party or other Inmet entity (whether or not forming part of the Purchaser’s Collateral) (each of (i) and (ii) a “Distribution Stop”).

(c)                                  Subject to Sections 11.6(e) and 11.6(f), all Distributions paid by the Seller to Luxco2 after a Distribution Stop in respect of Luxco2 has been declared in accordance with Section 11.6(a) shall be deposited in a Luxco2 Blocked Account (“Luxco2 Lock-Up Account”), except that cash that is subject to a Distribution Stop in respect of the event set out in Section 11.6(a)(ii) above shall be deposited into a separate Luxco2 Blocked Account (the “Luxco2 Special Collateral Account”), (each such deposit requirement and each deposit requirements in Section 11.6(d) being, a “Deposit Requirement”).  Luxco2 shall enter into and deliver such instruments, documents and agreements and registrations and other deliveries as may be reasonably required to give effect to the Distribution Stop and creation and protection of the Purchaser’s security interest in the Luxco2 Lock-Up Account and Luxco2 Special Collateral Account, including control agreements, blocked account agreements and acknowledgements from the institution holding the Luxco2 Lock-up Account and Luxco2 Special Collateral Account.

(d)                                 Subject to Sections 11.6(e) and 11.6(f), all Distributions paid by the Seller to IFC after a Distribution Stop in respect of IFC has been declared in accordance with Section 11.6(a) shall be deposited in an IFC Blocked Account (“IFC Lock-Up Account”), except cash that is subject to a Distribution Stop in respect of the event set out in Section 11.6(a)(ii) above shall be deposited into a separate IFC Blocked Account (the “IFC Special Collateral Account”), each of such IFC Blocked Accounts shall be secured by the Purchaser’s Security, and IFC shall enter into and deliver such instruments, documents and agreements and registrations and other deliveries as may be reasonably required to give effect to such Distribution Stop and creation and protection of the Purchaser’s security interest in the IFC Lock-Up Account and the IFC Special Collateral Account, including control agreements, blocked account agreements and acknowledgements from the institution holding the IFC Lock-Up Account and the IFC Special Collateral Account.

(e)                                  A Deposit Requirement and a Distribution Stop shall not apply to any Distributions to the extent that the aggregate cash in the Luxco2 Lock-Up Account, the Luxco2 Special Collateral Account, the IFC Lock-Up Account and the IFC Special Collateral Account is equal to or greater than: (i) that amount necessary to provide collateral coverage equal to 100% of the Stream Secured Value with respect to the event set out in Section 11.6(a)(iii) and, (ii) the Restricted Amount, with respect to the events set out in Section 11.6(a)(iv).

(f)                                    If the event that caused the Distribution Stop is cured, waived or no longer continuing, the Deposit Requirements and the Distribution Stop shall cease and all funds shall be released from the IFC Lock-Up Account, the IFC Special Collateral Account, the Luxco2 Lock-Up Account and the Luxco2 Special Collateral Account.

(g)                                 Any Distribution Stop shall not apply to the transfer of funds from the Luxco2 Blocked Accounts to the Seller or from the IFC Blocked Accounts to the Seller, in each case to fund a Project Investment.

(h)                                 In the event that any payments are made to any Inmet entity in contravention of this Section 11.6, the recipient of such payments shall be deemed to hold such payments in trust for the Purchaser.

(i)                                     For the avoidance of doubt, payments made by the Seller to: (i) KPMC or its direct or indirect shareholders or Affiliates in respect of IFC’s Inmet Loans pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement shall not be subject to this Section 11.6, and (ii) IFC in respect of the Class B special shares of the Seller pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement shall be subject to this Section 11.6.

(j)                                     At any time and from time to time, Luxco2 may transfer cash into a Luxco2 Special Collateral Account whether or not a Distribution Stop is then in effect.  Further, Luxco2 shall be able to withdraw funds from such account at any time provided that after such withdrawal the Coverage Ratio would be met.

ARTICLE 12
PURCHASER EVENTS OF DEFAULT

12.1                        Purchaser Events of Default

Each of the following events or circumstances constitutes an event of default by the Purchaser (each, a “Purchaser Event of Default”):

(a)                                  if, before the Seller has received the entire Payment Deposit (i) an Insolvency Event affecting the Purchaser or Franco-Nevada Corporation occurs, or (ii) the Purchaser or Franco-Nevada Corporation defaults under any indebtedness for borrowed money in excess $30,000,000 and such default is not remedied or waived within the cure period permitted under such indebtedness for borrowed money;

(b)                                 the Purchaser fails to pay for Refined Gold or Refined Silver delivered to the Purchaser in accordance with Section 2.6 within 10 days of receipt of notice from the Seller notifying the Purchaser of such default;

(c)                                  the Purchaser fails to pay any portion of the Payment Deposit to the Seller in accordance with Sections 3.1, 3.2 and 3.3 within 10 days of receipt of notice from the Seller notifying the Purchaser of such default;

(d)                                 the Purchaser is in breach or default of any of its covenants or obligations set forth in this Agreement in any material respect (other than a breach or default of the covenants or obligations referenced in Sections 12.1(a), 12.1(b) or 12.1(c) above), and such breach or default would have a Purchaser Material Adverse Effect, unless the Purchaser cures such breach or default, where such breach or default is capable of being cured, prospectively within a period of 30 Business Days following delivery by the Seller to the Purchaser of written notice of such breach or default, as may be extended in the Seller’s sole discretion if the Purchaser is diligently proceeding to cure such default; or

(e)                                  any of the representations or warranties given by the Purchaser is inaccurate in any material respect as of the date given, and has or would reasonably be expected to have a Purchaser Material Adverse Effect and if such inaccuracy is capable of being remedied the Purchaser prospectively remedies such inaccuracy within a period of 30 Business Days following delivery by the Seller to the Purchaser of written notice of such inaccuracy (as may be extended in the Seller’s sole discretion if such inaccuracy is capable of being remedied but is not reasonably capable of being remedied within such 30 day period, and the Purchaser, is proceeding diligently to cure such inaccuracy);

12.2                        Remedies

In addition to the Seller’s rights and remedies available to it at law or in equity, if a Purchaser Event of Default described in Section 12.1(a), 12.1(b) or 12.1(c) occurs and is continuing, the Seller shall have the right, upon written notice to the Purchaser, at its option, to terminate this Agreement. In the event that the Seller elects to terminate this Agreement in accordance with this Section 12.2, the Seller shall refund to the Purchaser any Uncredited Balance within 90 days of the termination date for a Purchaser Event of Default described in Sections 12.1(b) and within 2 years of the Operations Start Date for a Purchaser Event of Default described in Sections 12.1(a) or 12.1(c), provided in both cases that the Seller shall pay interest on the Uncredited Balance, which interest shall be incurred from the termination date until payment is made in full at a per annum rate equal to [Amount redacted]%, calculated and compounded monthly in arrears. If a Purchaser Event of Default under Sections 12.1(d) or 12.1(e) has occurred and is continuing, then the Seller shall have no right to terminate this Agreement, but it shall be entitled to all other remedies available to it at law or in equity.

ARTICLE 13
INDEPENDENT ENGINEER; ADDITIONAL PAYMENT TERMS; DISPUTES AND ARBITRATION

13.1                        Independent Engineer

(a)                                  The Parties agree that certain services as set out in this Agreement shall be performed by an independent engineer (the “Independent Engineer”). The Parties agree that the initial Independent Engineer shall be Haystead Consulting Services.  To the extent Haystead Consulting Services is no longer available to perform such services or if agreed by the Purchaser and the Seller, a replacement Independent Engineer will be selected by mutual agreement of the Purchaser and the Seller. If the Purchaser and the Seller cannot agree upon a replacement Independent Engineer within 15 days after the Independent Engineer ceases to perform such services, the replacement Independent Engineer shall be selected by the following procedure: the Purchaser will nominate three Qualified Candidates, one of which the Seller will select within 10 days after the Seller shall have received notice of the Purchaser’s nomination, failing which the Purchaser shall appoint one of its three nominees as the Independent Engineer. For purposes hereof, a “Qualified Candidate” shall mean an individual with not less than 15 years of mining engineering expertise with respect to assets comparable to the Project. The Qualified Candidate will not have been a director, officer, employee of, or contractor or service provider to, or director, officer, beneficial owner or close relative of a beneficial owner of any contractor or service provider to the Purchaser or the Seller or any Affiliate thereof for a period of three years preceding his or her nomination by the Purchaser unless mutually agreed between the Purchaser and the Seller.

(b)                                 The regular retainer of the Independent Engineer shall be paid in equal amounts by the Seller and the Purchaser. All incremental fees, costs and expenses of the Independent Engineer, including, the costs related to reviewing data resulting from a proposed change to Project Costs or plans, calculations related to Top-Up Deliveries and review of commingling agreements, will be borne equally by the Seller and the Purchaser.  In performing his duties, the Independent Engineer may visit the Project at any time when he is reasonably requested by either Party to address an issue pursuant to the terms of this Agreement and the Seller shall grant to the Independent Engineer such access to the Project and its site, facilities and employees, and to construction and other contractors at such times and on such notice as the Independent Engineer considers reasonable for the performance of the Independent Engineer’s duties with respect to this Agreement. In performing his duties, the Independent Engineer may also engage consultants to assist him in his duties.

(c)                                  Subject to Section 13.1(d), in the event that the Seller and Purchaser dispute any matter as determined by the Independent Engineer under this Agreement, they shall agree upon an additional two independent experts, both of whom shall be acceptable to the Independent Engineer, and the Independent Engineer and such two independent experts shall then determine such matter in their sole discretion, which absent manifest error, shall be substituted in such matter and shall be binding on the Parties. In the event that the Independent Engineer and such two independent experts are unable to unanimously agree upon a determination, the dispute between the Purchaser and the Seller shall be referred to arbitration pursuant to Section 13.4.

(d)                                 In connection with the calculation of the Project Net Present Value and the Stream Net Present Value, the Independent Engineer shall be required by the Parties to verify the Operating Plan within 30 days of receipt of a new Operating Plan and from time to time in the event of a material change in the performance of the Project and provide a certificate in the form attached hereto as Schedule W. In the event that the Independent Engineer determines that the Operating Plan does not reflect the likely future performance of the Project, he shall notify the Seller and the Purchaser and they shall all work in good faith with the operating staff of the Seller to agree upon an alternative Operating Plan. In the event that the Seller and the Purchaser cannot agree upon an alternative Operating Plan, they shall agree upon an additional two independent experts, both of whom shall be acceptable to the Independent Engineer, and the Independent Engineer and such two independent experts shall then determine a new Operating Plan in their sole discretion, which absent manifest error shall be substituted in the calculation of Project Net Present Value and Stream Net Present Value and shall be binding on the Parties. In the event that the Independent Engineer and such two independent experts are unable to unanimously agree upon a determination of a new Operating Plan, the dispute between the Purchaser and the Seller shall be referred to arbitration pursuant to Section 13.4.

13.2                        Payments

All payments of funds due by one Party to another under this Agreement shall be made in U.S. Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by the receiving Party in writing from time to time.

13.3                        Overdue Payments

Any payment or delivery of Refined Gold or Refined Silver not made by the Seller on or by any applicable delivery or payment date referred to in this Agreement shall incur interest from the due date until such delivery or payment is paid or made in full at a per annum rate equal to [Amount redacted]%, calculated and compounded monthly in arrears.  Any Refined Gold or Refined Silver or dollar amount owing by a Party to any other Party under this Agreement may be set off against any Refined Gold or Refined Silver or dollar amount owed to such Party by the other Party.  Any amount of Refined Gold or

Refined Silver set off and withheld against any non-payment by a Party shall be valued at the Gold Market Price or Silver Market Price, as applicable, as of the first trading day that such amount of Refined Gold or Refined Silver, as applicable, became payable to such Party.

13.4                        Disputes and Arbitration

(a)                                  Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or invalidity thereof which has not been resolved by the Parties within the time frames specified herein (or where no time frames are specified, within 15 days of the delivery of written notice by either Party of such dispute, controversy or claim to the other Party), including the determination of the scope or applicability of this Agreement to arbitrate, shall be settled by binding arbitration, and any Party may so refer such dispute, controversy or claim to binding arbitration.  Such referral to binding arbitration shall be to a qualified single arbitrator pursuant to the Arbitration Rules, as may be amended from time to time, which rules shall govern such arbitration proceeding except to the extent modified by the rules for arbitration set out in Schedule I.  The determination of such arbitrator shall be final and binding upon the Parties and the costs of such arbitration shall be as determined by the arbitrator, subject to the Arbitration Rules and Schedule I.  Judgment on the award may be entered in any court having jurisdiction.  The Parties covenant and agree that they shall conduct all aspects of such arbitration having regard at all times to expediting the final resolution of such arbitration.

(b)                                 Section 13.4(a) shall not preclude the Parties from seeking provisional remedies.  However, the Purchaser shall not seek or obtain any provisional remedy which is inconsistent with the provisions of Sections 11.3, 11.4 or 11.5 (whether or not such Sections are enforceable in the jurisdiction in which such remedy is sought) and the Purchaser consents to a court of competent jurisdiction in the Province of Ontario or the arbitrator referred to in Section 13.4(a) above enjoining it from so doing or if already sought or obtained, requiring the Purchaser to take all appropriate steps so as to become compliant with this provision.  The Purchaser shall promptly forfeit or disgorge to, or reimburse, the Seller, Luxco1, or IFC, as applicable, all amounts received by it as a result of having sought provisional remedies prohibited by this Section 13.4(b).

ARTICLE 14
TAXES

14.1                        Taxes

(a)                                  All deliveries of Refined Gold and Refined Silver and all payments and transfers of property of any kind made under this Agreement and related Security Documents by the Seller or any of its Affiliates to the Purchaser shall be made without any deduction, withholding, charge or levy on account of any Covered Taxes, all of which shall be for the sole account of the Seller, except for Purchaser-Caused Taxes (as defined below). Except for Purchaser-Caused Taxes, all Covered Taxes, if any, as are required to be so deducted, withheld, charged or levied by the Seller or any of its Affiliates on any such delivery or payment, shall be paid by the Seller delivering or paying to the Purchaser or on its behalf, in addition to such delivery or payment, such additional delivery or payment as is necessary to ensure that the net amount received by the Purchaser (net of any such Covered Taxes, including any Covered Taxes required to be deducted, withheld, charged or levied on any such additional amount) equals the full amount that the Purchaser would have received had no such deduction, withholding, charge or levy been required (each a “Gross-Up Payment”).

(b)                                 To the extent required by Applicable Laws, the Purchaser may deduct, withhold, charge or levy any Taxes imposed by any Governmental Authority of Barbados on the Seller or any of its Affiliates in respect of any payment made by the Purchaser to the Seller or any of its Affiliates under this Agreement.

(c)                                  The Purchaser shall be responsible for, and the Seller and its Affiliates shall be entitled to deduct, withhold, charge or levy, any additional Covered Taxes in respect of deliveries of Refined Gold and Refined Silver or payments and transfers of property of any kind made by any of them pursuant to this Agreement and related Security Documents where such additional Covered Taxes arise because (i) of a Purchaser Reason, (ii) [Additional reason redacted], or (iii) the location of the Purchaser’s metal account is not in a Designated Jurisdiction (collectively “Purchaser-Caused Taxes”). For greater certainty, additional Covered Taxes referred to herein shall be limited to the amount by which the Covered Taxes required to be deducted, withheld, charged or levied on deliveries of Refined Gold and Refined Silver and payments and transfers of property of any kind because (i) of a Purchaser Reason, (ii) [Additional reason redacted], or (iii) the location of the Purchaser’s metal account is not in a Designated Jurisdiction exceeds the Covered Taxes that would have been deducted, withheld, charged or levied on such deliveries or payments and transfers of property of any kind had the (i) Purchaser Reason not occurred, (ii) [Additional reason redacted], or (iii) the location of the Purchaser’s metal account been in a Designated Jurisdiction, as the case may be.

(d)                                 The Seller or the Purchaser, as applicable, shall notify the other in writing promptly upon becoming aware of any Taxes for which either of them is or becomes responsible hereunder.

(e)                                  If, as a result of a change in law or in the interpretation of any law by the relevant tax authorities or courts having competent jurisdiction (a “Change in Law”), the Seller is required to deduct, withhold, charge or levy a material amount of Taxes on deliveries of Refined Gold or Refined Silver or on payments and transfers of property of any kind made under this Agreement and related Security Documents, to the Purchaser which Taxes are materially in excess of the Taxes which would have been deducted, withheld, charged or levied on such deliveries or payments and transfers of property of any kind prior to the Change in Law, the Seller may request that [Ameliorating provision redacted].  Compliance by the Purchaser with such request made by the Seller would be on a commercially reasonable efforts basis and would be undertaken by the Purchaser only if the Seller cooperates with the Purchaser in undertaking such steps, and only if the requested steps:

(i)            [Nature of step redacted]; and

(ii)           do not result, either absolutely or contingently, immediately or in the future, in adverse consequences of any kind to the Purchaser or its Affiliates, or the Seller fully indemnifies the Purchaser or the relevant Affiliates for such consequences in a manner reasonably satisfactory to the Purchaser.

(f)                                    If, as a result of a Change in Law, the Purchaser becomes liable for a material amount of Taxes on deliveries of Refined Gold or Refined Silver or on payments and transfers of property of any kind made under this Agreement and related Security Documents, to the Purchaser, which Taxes are materially in excess of the Taxes that the Purchaser would have been liable for on such deliveries or payments and transfers of property of any kind prior to the Change in Law, the Purchaser may request that [Ameliorating provision redacted].  Compliance by the Seller with such request made by the Purchaser would be on a commercially reasonable efforts basis and would be undertaken by the Seller only if the Purchaser cooperates with the Seller in undertaking such steps, and only if the requested steps:

(i)            [Nature of step redacted]; and

(ii)           do not result, either absolutely or contingently, immediately or in the future, in adverse consequences of any kind to the Seller or its Affiliates, or the Purchaser fully indemnifies the Seller or the relevant Affiliates for such consequences in a manner reasonably satisfactory to the Seller.

(g)                               Where the Seller has paid or the Purchaser has withheld and paid any Taxes to a Governmental Authority which are the subject of a dispute with that Governmental Authority, in respect of any delivery of Refined Gold or Refined Silver under this Agreement and related Security Documents, or in respect of any payment and transfers of property of any kind made thereunder, the Purchaser shall, at the request and cost of the Seller, cooperate and act on behalf of the Seller to seek the recovery of such disputed Taxes and to the extent that such Taxes were for the account of the Seller will pay over to the Seller any such Taxes that are refunded or credited to the Purchaser.

(h)                               Where the Purchaser has paid or the Seller has withheld and paid any Taxes to a Governmental Authority which are the subject of a dispute with that Governmental Authority, in respect of any delivery of Refined Gold or Refined Silver under this Agreement and related Security Documents, or in respect of any payment and transfers of property of any kind made thereunder, the Seller shall, at the request and cost of the Purchaser, cooperate and act on behalf of the Purchaser to seek the recovery of such disputed Taxes and to the extent that such Taxes were for the account of the Purchaser will pay over to the Purchaser any such Taxes that are refunded or credited to the Seller.

ARTICLE 15
GENERAL

15.1                        Further Assurances

Each Party shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

15.2                        Survival

Termination of this Agreement shall be without prejudice to any rights of a Party with respect to breaches that occurred or obligations which were required to be performed prior to, or as a result of, such termination.  In addition, the rights and obligations of the Parties pertaining to gold or silver delivered (or required to be delivered) prior to the date of termination shall survive until such rights are satisfied and such obligations are fully performed, even if such rights or obligations are not required to be satisfied or performed prior to the date of such termination (including, the payment for, delivery of and set off against such gold or silver, representations and warranties relating to such gold or silver, delivery of reports relating to such gold or silver deliveries, and maintenance of and access to the books and records as provided for in Section 7.7(a) (but only for a period of seven years from the date of termination) in respect of such gold or silver deliveries). Further, the rights and obligations of a Party in respect of payment obligations owing on or after such termination where the event giving rise to the payment obligation occurred prior to the date of such termination (including, in respect of losses or damages referred to in Sections 8.5(c) and 8.5(d) which occurred prior to the date of such termination) shall survive.  Without limiting any other provision of this Agreement which contemplates survival following termination, the following provisions shall survive termination of this Agreement: Sections 6.2(c), 6.3 and 6.4 (Term and Termination); 8.6 (Confidentiality); Section 8.12 (Expropriation) in relation to an Expropriation that occurred prior to the date of termination; Section 8.13 (Additional Luxco2 Covenants) with respect to surviving obligations of the Seller; Section 11.2 (Remedies); Section 11.3 (Limited Recourse to the Seller); Section 11.4 (Limited Recourse to Luxco1); Section 11.5 (Limited Recourse to IFC); Section 12.2 (Remedies); Section 13.4 (Disputes and Arbitration); Article 14 (Taxes); Article 15 (General); Schedule I (Dispute Resolution); and such other provisions of this Agreement as are required to give effect thereto.  In addition, Section 14 of the First-Ranking Receivables Pledge Agreement dated the date hereof made by IFC in favour of Purchaser, Section 14 of the Share Pledge Agreement dated the date hereof made by Luxco1 in favour of Purchaser, Section 6.04 of the Pledge Agreement dated the date hereof made by Luxco2 in favour of Purchaser and Section 9 of each guarantee agreement made by Luxco1, Luxco2 and IFC in favour of the Purchaser dated the date hereof, shall survive the termination of such agreements.

15.3                        No Joint Venture

Nothing herein shall be construed to create, expressly or by implication, a joint venture, mining partnership, commercial partnership, agency relationship, fiduciary relationship, or other partnership relationship between the Purchaser and the Seller.

15.4                        Governing Law

This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).  The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

15.5                        Notices

Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand to an officer or other responsible employee of the addressee or transmitted by facsimile transmission or other electronic communication, addressed to:

(i)                                     If to the Seller to:

Minera Panama, S.A.
c/o Torys LLP
Suite 3000

79 Wellington Street West
Toronto, Ontario
M5K 1N2

Attention:                                         Christopher Fowles
Facsimile:                                            (416) 865-7380

with copies to:

Inmet Mining Corporation

330 Bay Street, Suite 1000

Toronto, Ontario

M5H 2S8

Attention:                                         Vice-President, Legal and Corporate Affairs

Facsimile:                                            (416) 361-0884

Morgan & Morgan

MMG Tower, 16th Floor, 53rd E Street

Marbella Panama

P.O. Box 0832-00232

Attention:                                         Inocencio Galindo

Facsimile:                                            (507) 265-7700

(ii)                                  If to Luxco2 to:

Inmet Panama II S.A.
16 avenue Pasteur
L-2310 Luxembourg

Attention:                                         Emmanuel Reveillaud
Facsimile:                                            (352) 44 17 53

with a copy to:

Kaufold Ossala & Associes

20, avenue Marie-Therese

b.p. 477

L-2014 Luxembourg

Attention:                                         Emmanuel Reveillaud

Facsimile:                                            (352) 444.222.333

(iii)                               If to Luxco1 to:

Inmet Panama I Sàrl
16 avenue Pasteur
L-2310 Luxembourg

Attention:                                         Emmanuel Reveillaud
Facsimile:                                            (352) 44 17 53

with a copy to:

Kaufold Ossala & Associes

20, avenue Marie-Therese

b.p. 477

L-2014 Luxembourg

Attention:                                         Emmanuel Reveillaud

Facsimile:                                            (352) 444.222.333

(iv)                              If to IFC to:

Inmet Finance Company Sàrl
16 avenue Pasteur
L-2310 Luxembourg

Attention:                                         Emmanuel Reveillaud
Facsimile:                                            (352) 44 17 53

with a copy to:

Kaufold Ossala & Associes

20, avenue Marie-Therese

b.p. 477

L-2014 Luxembourg

Attention:                                         Emmanuel Reveillaud

Facsimile:                                            (352) 444.222.333

(v)                                 If to the Purchaser, to:

Franco-Nevada (Barbados) Corporation
Second Floor, Cedar Court, Wildey Business Park
Wildey St. Michael
Barbados, West Indies

Attention:                                         S. James Gardiner
E-mail:                                                             gardiner@franco-nevada.com

with a copy to:

Franco-Nevada Corporation
Exchange Tower
130 King Street West, Suite 740

P.O. Box 467
Toronto, Ontario M5X 1E4

Attention:                                         Paul Brink and Jacqueline A. Jones
E-mail:                                                             brink@franco-nevada.com and jones@franco-nevada.com

Any notice or other communication given in accordance with this Section, if delivered by hand as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery is such date is a Business Day and such delivery is received before 4:00 p.m. at the place of delivery; otherwise, it shall be deemed to be validly and effectively given on the Business Day next following the date of delivery. Any notice of communication which is transmitted by facsimile transmission or electronic mail as aforesaid, shall be deemed to have been validly and effectively given on the date of transmission if such date is a Business Day and such transmission was received before 4:00 p.m. at the place of receipt;

otherwise it shall be deemed to have been validly and effectively given on the next Business Day following such date of transmission.

The Seller hereby agrees in favour of the Purchaser and its Affiliates and each of the other Parties hereto that, notwithstanding that the Seller’s address for service of notice in Panama is Minera Panama, S.A., Torre Las Américas, Punta Pacifica, Calle Punta Darién y Punta Coronado, Torre A, Piso 20, Apdo. 0830-00576 Panama, Rep. de Panama,  Torys LLP is, and shall be throughout the Term of this Agreement, the Seller’s duly designated and appointed attorney for service and receipt in Canada of any and all notices and other communications required or permitted to be given to the Seller hereunder including, for certainty, all notices of arbitral or judicial proceedings related to this Agreement, and the Seller hereby covenants and agrees that service of any of the aforementioned notices and communications on such person in Canada in accordance with this Agreement and the laws of Ontario, Canada is and shall be sufficient for all purposes, including for the enforcement of any arbitral or judicial awards in Panama.

15.6                        Amendments

This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties.

15.7                        Beneficiaries

This Agreement is for the sole benefit of the Parties and, except as expressly contemplated herein, nothing herein is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature or kind whatsoever under or by reason of this Agreement.

15.8                        Entire Agreement

This Agreement and the Transaction Documents together constitute the entire agreement between the Parties with respect to the subject matter hereof and cancel and supersede any prior understandings and agreements between the Parties with respect thereto.  There are no representations, warranties, terms, conditions, opinions, advice, assertions of fact, matters, undertakings or collateral agreements, express, implied or statutory, by or between the Parties (or by any of their respective employees, directors, officers, representatives or agents) other than as expressly set forth in this Agreement and the Transaction Documents.

15.9                        Waivers

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given.  No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right.  No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

15.10                 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.

15.11                 Counterparts

This Agreement may be executed in one or more counterparts, and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by telecopy or electronic scan shall be effective as delivery of a manually executed counterpart of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY BLANK]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

FRANCO-NEVADA (BARBADOS) CORPORATION

Per:	“Dr. Trevor Carmichael”
Name:	Dr. Trevor Carmichael
Title:	Director

Per:
Name:
Title:

MINERA PANAMA, S.A.

Per:	“Steven D. Botts”
Name:	Steven D. Botts
Title:	President

Per:
Name:
Title:

INMET PANAMA I Sàrl

Per:	“Emmanuel Reveillaud”
Name:	Emmanuel Reveillaud
Title:	Manager

Per:
Name:
Title:

INMET PANAMA II S.A.

Per:	“Emmanuel Reveillaud”
Name:	Emmanuel Reveillaud
Title:	Director

Per:
Name:
Title:

INMET FINANCE COMPANY SARL

Per:	“Emmanuel Reveillaud”
Name:	Emmanuel Reveillaud
Title:	Manager

Per:
Name:
Title:

This is Schedule A to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

INITIAL OPERATING PLAN

[Redacted]

This is Schedule B to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

PERMITTING AND OTHER RIGHTS SCHEDULE

[Redacted]

This is Schedule C to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I Sàrl, Inmet Panama II S.A. and Inmet Finance Company Sàrl
dated as of August 20, 2012

Representations and Warranties of the Seller and the Inmet Parties

1.                                       General Representations and Warranties of the Seller and each Inmet Party

The Seller, Luxco2, Luxco1 and IFC each hereby represent and warrant to the Purchaser as follows:

(a)                                  Due Incorporation. It is a company validly existing under the laws of its respective jurisdiction of incorporation, is in good standing under Applicable Laws of such jurisdiction as to its existence, and is in good standing under Regulatory Approvals with respect to its existence.

(b)                                 Corporate Power and Capacity to Carry on Business.  It has full corporate power, capacity and authority to own its property and assets and conduct its business as currently conducted and as currently anticipated to be conducted.

(c)                                  Status.  It is qualified, and has made all filings or registrations required by Applicable Laws and Regulatory Approvals to maintain its corporate existence, own its property and assets and to conduct its business except where failure to be so qualified or to make such filings or registrations, in each case, individually or in the aggregate, would not result in a Material Adverse Effect.

(d)                                 Due Authorization. The execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on its part and this Agreement and the other Transaction Documents to which it is a party have been duly and validly executed and delivered by it, and constitute legal, valid and binding obligations of such person, enforceable against it in accordance with their terms subject to applicable bankruptcy and insolvency laws and other Applicable Laws limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(e)                                  Power, Capacity and Authority to Enter into Transaction Documents. It has the requisite corporate power, capacity and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and complete the transactions contemplated hereby and thereby and enter into and perform this Agreement and the other Transaction Documents to which it is a party on its own account and not as trustee or a nominee of any other person.

(f)                                    No Conflicts or Default. None of the execution and delivery of this Agreement or the other Transaction Documents by it, the performance of its obligations hereunder or thereunder, or the completion of the transactions contemplated hereby or thereby will:

(i)                conflict with or result in or constitute a breach of any term or provision of, or constitute a default under, its constating or constitutive documents, including in the case of the Seller its Articles of Incorporation, by-laws of the Seller or the MPSA Shareholders’ Agreement;

(ii)             conflict with or result in or constitute a breach of any material term or provision of any agreement that it is a party to or bound by or constitute an event which would permit any party to any such agreement to amend, cancel, terminate or sue for damages with respect to that agreement, or accelerate the maturity of any indebtedness of the Seller or any Inmet Party, or other obligation of any such person under such agreement or;

(iii)          conflict with or contravene any material term of any Applicable Laws, Regulatory Approvals, Permits or any material terms and conditions of any Other Rights, or result in any modification, revocation, alteration or transfer of any Permit, Regulatory Approval or Other Right;

(iv)         contravene any judgment, order, writ, injunction or decree of any Governmental Authority;

(v)            contravene the terms of any Project Investment; or

(vi)         result in the imposition of any Encumbrance other than as contemplated by the Transaction Documents, upon the Purchaser’s Collateral,

except where in the cases of clauses (ii), (iii) and (iv) any such violations, conflicts, breaches, defaults, amendments cancellations, terminations, right to sue for damages, modifications, revocations, alterations, transfers, accelerations, obligations, individually or in the aggregate, would not result in a Material Adverse Effect.

(g)                                 Insolvency.  It is not suffering an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it.

(h)                                 Litigation and Proceedings. There are no claims, actions, suits, proceedings, hearings, investigations or inquiries commenced, or to its knowledge, threatened or contemplated, against it or to its knowledge, affecting the Project which, individually or in the aggregate, would:

(i)                prevent or hinder the consummation of this Agreement or the other Transaction Documents to which it is a party or the transactions or its other obligations contemplated herein or in the Transaction Documents to which it is a party;

(ii)             reasonably be expected to impact the ability of the Seller to conduct its business in the Ordinary Course of Business in a manner which would result in a Material Adverse Effect; or

(iii)          reasonably be expected to result in a decision, judgment, order, writ, injunction, regulatory ruling or decree against it which would result in a Material Adverse Effect,

2

and it is not subject to or affected by any outstanding decision, judgment, order, writ, injunction, regulatory ruling or decree which, individually or in the aggregate, would result in a Material Adverse Effect.

(i)                                     Regulatory Approvals. No Regulatory Approvals are required to be obtained nor filings made with any Governmental Authority by it in connection with the execution and delivery by it of this Agreement and the other Transaction Documents to which it is a party, or in respect of the performance of its obligations hereunder or thereunder or completion of the transactions contemplated hereunder or thereunder except where failure to obtain such Regulatory Approval or make such filing would not result in a Material Adverse Effect.

(j)                                     Anti-Corruption and Conflict Minerals. Neither it, nor any director, officer, agent, employee, representative, or person acting on behalf of it, is aware of or has taken any action, directly or indirectly, that could result in a material violation or breach by such persons of the Foreign Corrupt Practices Act (United States), Corruption of Foreign Public Officials Act (Canada), Title XV of the Dodd-Frank Wall Street Reform and Consumer Protection Act (United States), if and when in effect, and related rules of the United States Securities and Exchange Commission, the World Gold Council’s Conflict-Free Gold Standard, if and when in effect, or any provisions of Applicable Laws covering a similar subject matter and it has policies and procedures in place in respect thereof.

(k)                                  Anti-Money Laundering. Its operations, and to its knowledge operations in relation to the Project, are and have been conducted at all times in material compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its respective jurisdiction of incorporation and in each other jurisdiction in which it conducts business and no action, suit or proceeding by or before any court, arbitrator or other Governmental Authority involving it with respect to such laws is pending or, to its knowledge, threatened or contemplated.

(l)                                     Taxes. It has filed on a timely basis all Tax returns that were required to be filed by or with respect to it pursuant to any Applicable Laws and it has not requested an extension of time within which to file any Tax return where such request would result in a Material Adverse Effect, and all Tax returns filed by it are complete and correct and comply, in each case in all material respects, with Applicable Laws.  It has paid, or made provisions for the payment of, all Taxes that have been or could have become due for all periods covered by any Tax return or otherwise, it has withheld or collected and paid to the proper Governmental Authority or other person all Taxes required to be withheld, collected or paid by it, except for any such Taxes or charges which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS shall have been set aside on its books. No claim has been made by any Governmental Authority in a jurisdiction where it does not file Tax returns that it is subject to Taxes imposed or levied by that jurisdiction, no Tax return is currently under audit by any Governmental Authority, except where such claim or audit would not reasonably be expected to result in a Material Adverse Effect and to its knowledge there are no pending proceedings before any Governmental Authority with respect to Taxes which would result in a Material Adverse Effect.

2.                                       General Representations and Warranties of the Seller

The Seller hereby represents and warrants to the Purchaser as follows:

3

(a)                              Capitalization. As of the date hereof,  the authorized capital of the Seller consists of (i) 1,000,000 common shares, each without par value, divided into 500,000 Class A Common Shares and 500,000 Class B Common Shares and (ii) 1,000,000 special shares, each without par value, divided into 500,000 Class A Special Shares and 500,000 Class B Special Shares and of which 10,000 Class A Common Shares and 10,000 Class A Special Shares are issued and outstanding on the date hereof and legally and beneficially owned by Luxco2 free and clear of any Encumbrances other than as contemplated by the Transaction Documents and of which 2,500 Class B Common Shares and 2,500 Class B Special Shares are issued and outstanding on the date hereof and legally and beneficially owned by KPMC and there are no options, warrants, debentures, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Seller to issue or sell any shares of the Seller or any securities or obligations of any kind convertible or exchangeable for shares of the Seller, other than pursuant to the MPSA Shareholders’ Agreement.

(b)                             Shareholders’ Agreement. There is no shareholders’ agreement or shareholders’ declaration in effect with respect to it, its shares or its assets, other than the MPSA Shareholders’ Agreement and it has not, and to its knowledge, none of the other parties to the MPSA Shareholders’ Agreement has, assigned or otherwise transferred its interest therein.

(c)                              Shareholder Loans. There are no shareholder loans outstanding to the Seller from any Shareholder other than loans from KPMC or an Inmet Party in accordance with the MPSA Shareholders’ Agreement and there are no Inmet Loans outstanding other than Project Investments which form part of the Purchaser’s Collateral.

(d)                             Corporate Records and Minute Books. Its corporate records and minute books have been maintained substantially in accordance with all Applicable Laws and are complete, up to date and accurate in all material respects and respectively contain full, true and correct copies of the constating documents of the Seller, copies of all minutes of all meetings and all written resolutions of the directors, committees of directors and shareholders of the Seller, including all special approvals required under the MPSA Shareholders’ Agreement, and all such meetings were duly called and properly held and all written resolutions were properly adopted under Applicable Laws and the constating documents.

(e)                              Financial Books and Records. Its financial books and records and accounts in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of the Seller, and (iii) accurately and fairly reflect the basis for the financial statements of the Seller.

(f)                                Financial Statements. Its financial statements, for the financial period most recently provided to the Purchaser, including the notes thereto, were prepared in accordance with IFRS, consistently applied, and fairly present in all material respects its financial condition, at the respective dates indicated and the results of operations for the periods covered, reflect adequate provisions in respect of all material liabilities and except as disclosed to the Purchaser in a Monthly Report, it has not effected any material change in its accounting methods, principles or practices since the date of the respective financial statements most recently provided to the Purchaser.  As of the date of its financial statements for the financial period most recently provided to the Purchaser it was neither a

4

party to, nor had a commitment to become a party to, any “off balance sheet arrangements” where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction or material liability.

(g)                                 Conduct of Business. Since the end date of the fiscal period of the Seller with respect to which audited financial statements have most recently been provided to the Purchaser:

(i)                The Seller has conducted its business only in the Ordinary Course of Business and has not conducted any other business, other than as a result of the full notice to proceed issued by the Seller on May 18, 2012;

(ii)             no Seller Party Event of Default has occurred and is continuing;

(iii)          there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, result in a Material Adverse Effect;

(iv)         it has not made any Disposition of any assets except as permitted by Section 8.9(c)(i) of the Agreement;

(v)            it has not incurred any indebtedness for borrowed money except (a) as permitted by Sections 8.8(g), 8.8(h) and 8.9(m) of the Agreement, or (b) Permitted Indebtedness;

(vi)         The Seller has not declared or paid any dividends or made any other Distribution on any of its shares or other securities (other than (a) distributions in the aggregate amount of approximately US$[Amount redacted] million on or about April 24, 2012, such aggregate amount consisting of returns of capital, payment of interest and repayment of intercompany loans, or (b) as permitted in accordance with this Agreement and the Transaction Documents and disclosed to the Purchaser in a Monthly Construction Report or Monthly Report); and

(vii)      The Seller has not effected or passed any resolution to approve a split, consolidation or reclassification of any of its shares or other securities, other than (a) the reorganization of the capital of the Seller effected on February 23, 2012, and (b) a reorganization of its share capital to provide for Class A Special Shares, Class A Common Shares, Class B Special Shares and Class B Common Shares effected on the date of this Agreement.

3.                                       General Representations and Warranties of Luxco2

Luxco2 hereby represents and warrants to the Purchaser as follows:

(a)                              Luxco2 Capitalization.  As of the date hereof Luxco2 has wholly paid-up share capital amounting to US$[Amount redacted], represented by [Amount redacted] fully paid-up shares with a par value of US$[Amount redacted] per share, all of which are legally and beneficially owned by Luxco1 free and clear of any Encumbrances other than as contemplated by the Transaction Documents and there are no options, warrants, debentures, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Luxco2 to issue or sell any shares of Luxco2 or any securities or obligations of any kind convertible or exchangeable for shares of Luxco2.

5

(b)                             MPSA Shareholders’ Agreement and Voting Trusts.  There is no shareholders’ agreement, shareholders’ declaration, voting trust or similar arrangement in effect with respect to the shares or assets of the Seller, other than the MPSA Shareholders’ Agreement and it has not, and to its knowledge none of the other parties to the MPSA Shareholders’ Agreement has, assigned or otherwise transferred its interest therein.

(c)                              Business of Luxco2. The only business carried on by Luxco2 is investing in and holding Project Investments and Luxco2 does not have any right, title or interest in any property, assets or undertaking other than Project Investments in the Seller and no indebtedness, liabilities or undertakings except as arising from holding Project Investments in the Seller or pursuant to a guarantee and related security provided in connection with a Third Party Financing in accordance with Section 8.10.

(d)                             Financial Books and Records. Its financial books and records and accounts in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Luxco2, and (iii) accurately and fairly reflect the basis for the financial statements of Luxco2.

(e)                              Financial Statements. Its financial statements, for the financial period most recently provided to the Purchaser, including the notes thereto, were prepared in accordance with IFRS, consistently applied, and fairly present in all material respects its financial condition, at the respective dates indicated and the results of operations for the periods covered, reflect adequate provisions in respect of all material liabilities and except as disclosed to the Purchaser in a Monthly Report, it has not effected any material change in its accounting methods, principles or practices since the date of the respective financial statements most recently provided to the Purchaser.  As of the date of its financial statements for the financial period most recently provided to the Purchaser it was neither a party to, nor had a commitment to become a party to, any “off balance sheet arrangements” where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction or material liability.

(f)                                Conduct of Business.  Since the later of Luxco2’s date of incorporation and the end date of the fiscal period of Luxco2 with respect to which audited financial statements have most recently been provided to the Purchaser:

(i)                Luxco2 has conducted its business only in the ordinary and regular course of business as a holding company;

(ii)             no Seller Party Event of Default has occurred and is continuing;

(iii)          there has not occurred any destruction or loss that is not covered by insurance that would, individually or in the aggregate, result in Material Adverse Effect;

(iv)         there has not been a sale by Luxco2 of any material property or assets thereof;

(v)                                 except as permitted by the Transaction Documents, there has not been any incurrence, assumption or guarantee by Luxco2 of any debt for borrowed money, any creation or assumption by Luxco2 of any Encumbrance, any making by Luxco2 of any loan, advance or capital contribution to or investment in any other person (other than loans or advances made in the ordinary course of business, consistent with past practice, including, for

6

greater certainty, on August 7, 2012 an $[Amount redacted] USD capital contribution to the account of MPSA without the issuance of new shares of MPSA) or any entering into, amendment of, relinquishment, termination or non-renewal by Luxco2 of any contract, agreement, licence, lease transaction, commitment or other right or obligation;

(vi)           Luxco2 has not declared or paid any dividends or made any other Distribution on any of its shares or other securities (other than as permitted in accordance with this Agreement and the Transaction Documents and disclosed to the Purchaser in a monthly report under Section 7.2(e) of the Agreement); and

(vii)      Luxco2 has not effected or passed any resolution to approve a split, consolidation or reclassification of any of its shares or other securities (other than as permitted in accordance with this Agreement and the Transaction Documents and disclosed to the Purchaser in a monthly report under Section 7.2(e) of the Agreement).

(g)                                 Location of Assets.  The address of the location where it maintains books and records relating to any accounts, contract rights, chattel paper, intangibles or equipment or inventory or where it issues accounts or invoices is the address set out in Section 15.5 of the Agreement in respect Luxco2 or such other as address as has more recently been provided to the Purchaser by Luxco2 pursuant to such section.

4.                                       General Representations and Warranties of Luxco1

Luxco1 hereby represents and warrants to the Purchaser as follows:

(a)                                  Luxco1 Capitalization.  As of the date hereof Luxco1 has wholly paid-up corporate capital amounting to US$[Amount redacted], represented by [Amount redacted] fully paid-up units with a par value of US$[Amount redacted] per unit, all of which are legally and beneficially owned by Inmet free and clear of any Encumbrances other than as contemplated by the Transaction Documents and there are no options, warrants, debentures, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Luxco1 to issue or sell any units of Luxco1 or any securities or obligations of any kind convertible or exchangeable for units of Luxco1.

(b)                                 Business of Luxco1. The only business carried on by Luxco1 is as a holding and investment vehicle with no indebtedness or material financial obligations or liabilities other than:

(i)                indebtedness obligations which form part of the Purchaser’s Collateral from another Inmet Party;

(ii)             ordinary course obligations for employees, administrative expenses and tax liabilities consistent with the nature of its business;

(iii)          contingent liabilities as guarantor of the obligations of its Affiliates, other than an Inmet Party, but without security on any of Luxco1’s Project Investments, except as expressly provided for and permitted in the Transaction Documents; and

(iv)         indebtedness in connection with the Transaction Documents to which Luxco1 is a party.

7

5.                                       General Representations and Warranties of IFC

(a)                                  IFC Capitalization. As of the date hereof, the wholly paid-up corporate capital of IFC consists of €[Amount redacted], divided into and represented by[Amount redacted] ordinary shares and [Amount redacted] mandatory redeemable preferred shares, in each case having a par value of €1 per share. All shares have been issued in registered form and vested with voting rights regardless as to their nature and to which class they belong.  As of the date hereof, all of the shares are legally and beneficially owned by Inmet, through Inmet Luxembourg, its Luxembourg branch free and clear of any Encumbrances other than as contemplated by the Transaction Documents and there are no options, warrants, debentures, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating IFC to issue or sell any shares of IFC or any securities or obligations of any kind convertible or exchangeable for shares of IFC.

(b)                                 Business of IFC. The only business carried on by IFC is as a holding and investment vehicle with no indebtedness or material financial obligations or liabilities other than:

(i)                indebtedness obligations which form part of the Purchaser’s Collateral from another Inmet Party;

(ii)             ordinary course obligations for employees, administrative expenses and tax liabilities consistent with the nature of its business;

(iii)          contingent liabilities as a guarantor or credit support of the obligations of its Affiliates, other than an Inmet Party, but without any security on IFC’s Project Investments, except as expressly provided for and permitted in the Transaction Documents; and

(iv)         indebtedness in connection with the Transaction Documents to which IFC is party.

6.                                       General Representations and Warranties of Luxco2, Luxco1, and IFC

Luxco2, Luxco1 and IFC each hereby represent and warrant to the Purchaser as follows:

(a)                                  Shareholders’ Agreement and Voting Trusts. There is no shareholders’ agreement, shareholders’ declaration, voting trust or similar arrangement in effect with respect to it, its shares or its assets.

(b)                                 Residency.  It is resident in Luxembourg for tax purposes and is not resident in any other jurisdiction.

(c)                                  Title to Assets.  It owns, possesses and has good title to all of its undertakings, property and assets and the undertakings are free and clear of all Encumbrances other than as expressly contemplated by the Transaction Documents to which it is a party, and its property and assets comprise all of the undertakings, property and assets necessary for it to carry on its business as it is currently conducted.

(d)                                 Jurisdiction of Business.  The only jurisdiction in which either it has any place of business or stores any tangible personal property is the Grand Duchy of Luxembourg.  The address of its chief executive office, registered office and municipal place of

8

business is the address set out in Section 15.5 of the Agreement in respect of such person or such other address as has more recently been provided to the Purchaser by such person pursuant to such section.

(e)                                  Security.  Upon execution, delivery and registration and/or notification of the Security Documents, and, if applicable, payment of associated fees, the Security Documents will create a first ranking Encumbrance over the Purchaser’s Collateral, subject to Permitted Encumbrances.

7.                                       Operational and Structural Representations of the Seller and Luxco2

The Seller represents and warrants to the Purchaser, and Luxco2, to its knowledge, jointly and severally represents and warrants to the Purchaser, as follows:

(a)                                  Corporate Structure of the Seller.  The corporate structure and organization chart of the Seller attached hereto as Schedule S accurately reflects, as of the date of this Agreement, the direct and indirect equity ownership interest of the Shareholders, their Affiliates and each Inmet Party in the Seller and each Inmet Party and such holding structure and ownership interest is not in breach of any Applicable Laws or Regulatory Approvals.

(b)                                 Purchaser’s Collateral. Schedule U accurately describes all of the Purchaser’s Collateral outstanding as of the date hereof.

(c)                                  Material Contracts. True and complete copies of all Material Contracts have been provided to the Purchaser, including all material amendments, renewals, supplements, variations or terminations in respect thereof. Each Material Contract is in full force and effect, and the Seller is not nor to its knowledge is any counterparty to a Material Contract, in breach or default of such Material Contract where such breach or default would result in a Material Adverse Effect, and the Seller has not received notice of any alleged breach or default on its part from such counterparty.

(d)                                 Interest in the Property. Other than with respect to the Concession (which is addressed in paragraph 7(f) below), the Seller is the beneficial owner or holder of the Property listed in Schedule E, free and clear of all Encumbrances except Permitted Encumbrances.  The Seller’s interests and rights in the Property are in good standing and to the extent required have been properly registered and recorded in compliance with Applicable Laws, Regulatory Approvals, and Permits, and, subject to the rights of any Governmental Authority having jurisdiction, no person has any adverse or competing claim in the Property except in each case where failure to have such standing, to make such registrations and recordings, or such adverse or competing claim would not result in a Material Adverse Effect.

(e)                                  Project. The construction and Development of the Project is in compliance with all Applicable Laws, Permits, including the ESIA, Regulatory Approvals and Other Rights, except where failure to so comply would not result in an Material Adverse Effect.

(f)                                    Concession.  The Concession has been validly granted to the Seller, is held by it and is in full force and effect, unamended. No person other than the Seller has any right, title or interest in or to the Concession and there are no adverse or competing claims in respect thereof, except where such right, title or interest in, or adverse or competing claim would not materially impair the Seller’s ability to use or exploit the Concession as contemplated

9

by the Development Plan.  No Person (other than a Governmental Authority in accordance with Law 9) has any written or oral agreement, option, understanding or commitment or any right or privilege capable of becoming an agreement, for the purchase, transfer or reconveyance by the Seller of the Concession or any interest therein.  The Concession, as currently in effect, has the duration specified in Law 9.  Other than as set out in Law 9 there are no royalties payable by the Seller in respect of its use or exploitation of the Concession. The Seller has made all filings necessary in connection with, and paid when due and payable all fees, royalties and other amounts required to maintain the Concession in good standing, except where the failure to do so would not be reasonably expected to result in a revocation or termination of the Concession, an Expropriation or a Concession Termination Event. The Seller is in compliance with Law 9 and its obligations thereunder, including compliance with Environmental Laws and Permits applicable to the Concession as specified by Law 9, except where the failure to do so would not reasonably be expected to result in a revocation or termination of the Concession, an Expropriation or a Concession Termination Event. The Seller has not received notice from any Governmental Authority of any violation or non-compliance with, Law 9 or its obligations thereunder.  None of the execution and delivery of this Agreement or the other Transaction Documents by the Seller, the performance of its obligations hereunder or thereunder and completion of the transactions contemplated hereunder or thereunder will conflict with or contravene the Concession or Law 9. For the purposes of this representation and warranty, all references to the “Concession” shall also include any other concession or rights to the area covered by the Concession to the extent such other concession or rights extends the term of, renews, replaces, converts or is in substitution of the Concession.

(g)                                 Options, Royalties, Earnings and Other Interests of Others. Subject only to the rights of any Governmental Authority having jurisdiction, this Agreement and the Molejon Agreement, none of the metal bearing material within the Stream Area capable of becoming Minerals upon being mined, produced or otherwise extracted, is subject to or bound by, and no person is entitled to, has been granted by or entered into an agreement with the Seller containing or granting any option, back-in right, earn-in right, right of first refusal, royalty, royalty interest, rent payment or any similar interest, right or payment or right capable of becoming a similar interest right or payment, whether registered or unregistered.

(h)                                 Permits, Other Rights and Surface Rights.  The Permits, Other Rights and Surface Rights required as at the date this representation is made: (i) are accurately listed in the Permitting Schedule, in the case of Permits, the Other Rights Schedule in the case of Other Rights, and in either the Permitting Schedule or the Other Rights Schedule, as applicable, in the case of Surface Rights, and (ii) have been obtained and are in good standing in compliance with the terms thereof, except where the failure to so obtain or maintain in good standing or such non-compliance does not result in a Material Adverse Effect.  The Seller has not received notice from any Governmental Authority or person from whom it has obtained Surface Rights, Permits or Other Rights of any non-compliance with same where such non-compliance would result in a Material Adverse Effect.  The dates by which Permits, Other Rights and Surface Rights which are required, but which have not yet been obtained, are required are, to the knowledge of the Seller, accurately disclosed in the most recently provided Permitting Schedule and Other Rights Schedule, and such Permits, Other Rights and Surface Rights are expected to be obtained by the time they are required.

10

(i)                                     Notices to Proceed.  The FNTP (as defined in the MPSA Shareholders’ Agreement) has been duly and validly issued by the Seller in accordance with the MPSA Shareholders’ Agreement, notice of the commencement of construction of the Project has been provided to ANAM pursuant to the ESIA, the full notice to proceed with respect to the engineering, procurement and management services for all aspects of the Project as contemplated by the Engineering, Procurement and Construction Management Agreement dated November 1, 2010 between the Seller and Joint Venture Panama Inc. has been provided to Joint Venture Panama Inc., and the full notice to proceed with respect to the Punta Rincon power generating facility as contemplated by the Power Generation Facilities Turnkey Engineering, Procurement and Construction Contract dated July 14, 2011 between the Seller and SK Engineering & Construction Co., Ltd. has been provided to SK Engineering & Construction Co., Ltd.

(j)                                     Basic Engineering Report. The Basic Engineering Report has been prepared in a manner which is consistent with accepted practice in the mining industry, the statements, assumptions and projections contained therein are fair and reasonable as and when produced and, to the Seller’s knowledge have been arrived at after reasonable inquiry having been made in good faith by the persons responsible therefor.

(k)                                  Production and Cash Flow Projections.  The Initial Operating Plan is consistent with the Basic Engineering Report in all material respects, has been prepared in good faith and is fair and reasonable as and when produced.

(l)                                     Expropriation and Concession Termination Events.  The Seller has not received notice of any Expropriation, provided or received notice of any other Concession Termination Event and to its knowledge, there is no pending or threatened Expropriation or other Concession Termination Event, where in each case, other than an Expropriation of all or any part of the Concession or other Concession Termination Event in respect of the Concession, such Expropriation or Concession Termination Event would result in a Material Adverse Effect.

(m)                               Access. The employees, agents and representatives of the Seller have free and unrestricted access to the Project and have not been prevented or restrained from exercising their rights of access in any manner which could reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect.

(n)                                 Compliance with Applicable Laws, Regulatory Approvals and Permits. The Seller is, and the construction, Development and operation of the Project is and has been conducted, in compliance with Applicable Laws, Regulatory Approvals and Permits, except where non-compliance would not, individually or in the aggregate, result in a Material Adverse Effect.

(o)                                 Insurance. The Seller has in place insurance with reputable insurance companies with respect to the Project and the operations conducted on and in respect of the Project against such casualties and contingencies and of such types and in such amounts as is customary in the case of similar operations (excluding political risk insurance) and in accordance with any requirements of any Governmental Authority and the Transaction Documents.

(p)                                 Mineralization.  Material information in the control or possession of the Seller, its Affiliates or any Inmet Party relating to Project mineralization has been made available to the Purchaser and such information has been prepared in a manner which is consistent

11

with accepted practice in the mining industry, the statements, assumptions and projections contained therein are fair and reasonable as and when produced and, to the knowledge of the Seller have been arrived at after reasonable inquiry having been made in good faith by the persons responsible therefor.

(q)                                 Reserves and Resources.  Estimated mineral reserves and estimated mineral resources relating to the Project are at least as stated in (i) the most recently filed technical report prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects with respect to the Project or (ii) the most recently publicly stated reserves and resources with respect to the Project as publicly disclosed by Inmet.

(r)                                    Absence of “Gold Deposits” or Disputes Regarding “Copper Deposits”.  The Seller has not received any notice pursuant to the Molejon Agreement that a “Gold Deposit” exists on the “Concession Remainder” (as such term is defined in the Molejon Agreement), nor has it received any notice of any dispute with respect to the existence of any existing “Copper Deposit” on the “Molejon Deposit” (as such terms are defined in the Molejon Agreement).

(s)                                  Environmental Laws.  The Seller is, and the construction, Development and operation of the Project is, in compliance with Environmental Laws, except where non-compliance would not, individually or in the aggregate, result in a Material Advance Effect.

(t)                                    Relocation and Resettlement. Any relocation or resettlement of any persons, communities or settlements, including any indigenous persons, communities or settlements, in connection with the Development or operation of the Project has been conducted in compliance with all Applicable Laws (including Law 9), Regulatory Approvals, Permits (including the ESIA) and the Resettlement Action Plans, except where such non-compliance would not, either individually or in the aggregate, result in a Material Adverse Effect.

(u)                                 Strikes and Work Stoppages. There are no strikes, slowdowns, work stoppages, applications or petitions for union certification, unfair labour practice claims, or other labour actions or disputes pending, threatened or in effect in respect of the Seller or the Project which could reasonably be expected to result in, either individually or in the aggregate, a Material Adverse Effect.

(v)                                 Information Provided to Purchaser.  The information located in the data room to which the Purchaser has been provided access (the “Data Room”) has been prepared in good faith and made available to the Purchaser for the purposes of assisting it in making an assessment of the terms and conditions of this Agreement and the Seller has not deliberately omitted any material information from the Data Room or deliberately included any materially misleading information in the Data Room.

12

This is Schedule D to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Project Costs

[Redacted]

This is Schedule E to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Description of  Property (with Maps)

Please see attached

525,000 mE
530,000 mE
535,000 mE
540,000 mE
545,000 mE
985,000 mN
980,000 mN
975,000 mN
N
W
E
S
Mar Caribe
Punta Rincon
Rio Caimito
Legend
Registered MPSA Properties
MPSA Possessory Rights in process to be Registered
Assignable Coastline in Renting Process
Surface Rights secured by MPSA as per article 3.A.6 of Law 9/1997
Rio Caimito S.A. Private Natural Reserve (RNPRC)
Indigenous Land Reposition
Infraestructure
Indigenous Land Reposition
Nueva Petaquilla
Surface Rights secured by MPSA as per article 3.A.6 of Law 9/1997
River del Medio
Tailing
Lata Camp
Indigenous Land Reposition
Nuevo Chicheme
Dump
Dump
Dump
Camp. Site
Camp. Petaquilla
Colina Pit
Botija Pit
Plant Site
Botija Camp
Colina Camp
MPSA Camp
Valle Grande Pit
Dump
Dump
MPSA Gate
Mining Concession - Minera Panama S.A.
Mining Concession Petaquilla Gold S.A.
Petaquilla Gold Gate
0
2
4
Kilometers
Scale 1: 50,000
Minera Panamá
COBRE PANAMA PROJECT
MINING CONCESSION
PROJECT LANDS
AND LAND REPOSITION

532,000 mE
533,000 mE
534,000 mE
535,000 mE
536,000 mE
997,000 mN
996,000 mN
995,000 mN
994,000 mN
993,000 mN
992,000 mN
991,000 mN
990,000 mN
N
S
E
W
Punta Rincón
CARIBBEAN SEA
Rio Caimito
RIO CAIMITO
Legend
Registered MPSA Properties
MPSA Possessory Rights in process to be Registered
Assignable Coastline in Renting Process
Rio Caimito S.A. Private Natural Reserve (RNPRC)
Expediente AL 7-2011 MPSA Has.: 2.62 Has.: 43.81
Derecho Posesorio de MPSA Plano N°: 302-02-3595 Has.: 50.30
Finca N°: 13950 Plano N°: 302-02-3393 Has.: 38.16
Derecho Posesorio de MPSA Has.: 11.00
Finca N°: 14661 Plano N°: 302-02-3332 Has.: 23.64
Expediente AL 572-08 MPSA Has.: 2.33 Has.: 13.79
Finca N°: 13942 Plano N°: 302-02-3321 Has.: 36.42
Alfonso Mora
Benjamin Boyd
Finca N°: 16104 Plano N°: 302-02-3490 Has.: 36.76
Finca N°: 27464 MPSA Has.: 61.58
Finca N°: 13981 Plano N°: 302-02-3317 Has.: 78.62
Finca N°: 13941 Plano N°: 302-02-3220 Has.: 22.99
Derecho Posesorio (RNPRC) Has.: 11.45
Finca N°: 15363 (RNPRC) Has.: 73.90
Finca N°: 15810 Plano N°: 302-02-89719 Has.: 65.34
Derecho Posesorio (RNPRC) Has.: 13.61
Finca N°: 24007 (RNPRC) Has.: 27.36
Finca N°: 15296 (RNPRC) Has.: 54.38
Finca N°: 16114 (RNPRC) Has.: 56.84
Finca N°: 13943 (RNPRC) Has.: 34.04
Finca N°: 15364 (RNPRC) Has.: 187.44
LTE 230 kV.
Finca N°: 15362 (RNPRC) Has.: 102.20
(RNPRC) Has.: 87.14
(RNPRC) Has.: 96.20
Carretera a la Costa
(RNPRC) Has.: 90.85
(RNPRC) Has.: 39.51
Derecho Posesorio (RNPRC) Has.: 62.52
Derecho Posesorio (RNPRC) Has.: 95.19
Derecho Posesorio (RNPRC) Has.: 93.93
Derecho Posesorio (RNPRC) Has.: 90.25
(RNPRC) Has.: 1,740
0
0.5
1
kilometers
Minera Panamá
Autor:
Fecha: Junio/2012
Escala: 1: 20,000
País: PMA
Dibujo: J.C.
Codigo:
PUNTA RINCON PROPERTIES LOCATION MAP
Referencia:
Revisión:
Proyección: WGS84 Zona 17N
Figura: 1

This is Schedule E.1to the Purchase and Sale Agreement between

Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Stream Area

Please see attached

(Translation)

ANNEX I

Description of the Concession Area

The Concession, as defined in this Contract, has a total area of 13,600 Hs. and its description is as follows:

Zone No. 1: Starting from Point No. 1, which geographical coordinates are 80°41’59,02” of western length and 8°51’25.11” of north latitude, a straight line is followed in eastern direction by a distance of 8,000 meters until finding Point No. 2, which geographical coordinates are 80°37’38.15” of western length and 8°51’25.11” north latitude; from there a straight line is followed in south direction by a distance of 5,000 meters until reaching Point No. 3, which geographical coordinates are 80°37’38.15” of west length and 8°48’42.07” of north latitude, from there a straight line is followed of west direction by a distance of 8,000 meters until reaching Point No. 4, which geographical coordinates are 80°41’59.02” of west length and 8°48’42.097” of north latitude; from there a straight line is followed in north direction by a distance of 5,000 meters until finding the starting Point 1.

This zone has a total surface of four thousand (4,000) Hs. and it is located in the Jurisdiction of Northern Cocle and San Jose del General, Donoso District, Province of Colon.

Zone No. 2: Starting from Point No. 1, which geographical coordinates are 80°45’14.67” of west length and 8°54’40.76” of north latitude, a straight line is followed in east direction by a distance of 6,000 meters until finding Point No. 2, which geographical coordinates are 80°41’59.02” of west length an 8°54’40.76” of north latitude, from there a straight line is followed in south direction by a distance of 11,000 meters until reaching Point No. 3, which geographical coordinates are 80°41’59.02” of west length and 8°48’42.07” of north latitude, from there a straight line is followed in western direction by a distance of 6,000 meters until reaching Point No. 4, which geographical coordinates are 80°45’14.67” of western length and 8°48’42.07” of north latitude, from where a straight line is followed in north direction until reaching Point 1 which is the starting point. This zone has a total area of 6,600 Hs., it is located in the Jurisdiction of Northern Cocle, Donoso District, Province of Colon, and adjoins in the east with the Zone No. 1.

Zone No. 3: Starting from Point No. 1, which geographical coordinates are 80°40’53.8” of west length and 8°48’42.07” of north latitude a straight line is followed in east direction by a distance of 6,000 meters until finding Point No. 2, which geographical coordinates are 80°37’38.15” of west length and 8°48’42.07” of north latitude, from there a straight line is followed in south direction by a distance of 2,000 meters until reaching Point No. 3, which geographical coordinates are 80°37’38.15 of west length and 8°47’36.85” of north latitude, from there a straight line is followed in western direction by a distance of 6,000 meters until reaching Point No. 4, which geographical coordinates are 80°40’53.8” of western length and 8°47’36.85” of northern latitude, from there a straight line is followed in northern direction until finding point 1, which is the starting point. This zone has a total area of 1,200 Hs, and it is located in the Jurisdiction of San José del General, Donoso District, Province of Colon, and adjoins on the north with the Zone No. 1 granted to GEO-RECURSOS INTERNACIONAL, S.A., according to Contract No. 27-A of August 7, 1991.

Zone No. 4: Starting from Point No. 1, which geographical coordinates are 80°37’38.15” of west length and 8°50’52.55” of north latitude a straight line is followed in east direction by a distance of 3,000 meters until reaching Point No. 2, which geographical coordinates are 80°36’0.48” of west length and 8°50’52.55” of north latitude; from there a straight line is followed in south direction at a distance of 6,000 meters until finding Point No. 3, which geographical coordinates are 80°36’0.48” of west length and 8°47’36.85” of north latitude, from there a straight line is followed in west direction by a distance of 3,000 meters until finding Point No. 4, which geographical coordinates are 80°37’38.15” of west length and 8°47’36.85” of north latitude, from where a straight line is followed in north direction by a distance of 6,000 meters until finding point 1, which is the starting point. This zone has a total area of 1,800 Hs. It is located in the Jurisdiction of San Jose del General, Donoso District, Province of Colon, Republic of Panama and adjoins on the west with the Zone No. 1 granted to the company, GEO-RECURSOS INTERNACIONAL, S.A., according to Contract No. 27-A of August 7, 1991 and to the Zone No. 3 requested by the Company of the same name.

2

This is Schedule F to the Purchase And Sale Agreement between

Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,

Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL

dated as of August 20, 2012

Form of Advance Request

ADVANCE REQUEST

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          THE INDEPENDENT ENGINEER

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement. The Seller irrevocably requests that the Purchaser pay an instalment of the Payment Deposit in an amount of US$                              (the “Deposit Instalment”) on                                              (the “Funding Date”) and represents and warrants that:

1.                                       The requested Deposit Instalment relates to a portion of the Project Costs equal to US$                  and such costs are planned to be paid no more than 90 days after the Funding Date.

2.                                       The Purchaser’s Share of Funding to be paid on the Funding Date is            %, being US$               and the Inmet Parties’ Share of Funding is                %, being US$                    , as calculated in Appendix A hereto.

3.                                       The amount contributed to Project Costs by the Inmet Parties to the date hereof, including the Inmet Parties’ Share of Funding contributed to the portion of the Project Costs to which the requested Deposit Instalment relates, is US$                 .

4.                                       As of the date of the most recent Monthly Construction Report, the amount of Project Costs to complete the Development of the Project in accordance with the Development Plan is US$                        and attached as Appendix B hereto is a reconciliation to the Project Costs at the date of submission of the first Advance Request.

5.                                       [No changes have been made to the Permitting Schedule, Other Rights Schedule or the Project Costs, as previously provided to the Purchaser OR; Changes have been made to the Permitting Schedule/Other Rights Schedule/Project Costs, consistent with Applicable Laws, Regulatory Approvals, Permits and Other Rights, and evidence of the Permits and Other Rights obtained to date are attached hereto in Appendix C.]

6.                                       Attached as Appendix D, is the most recent Monthly Construction Report and any other relevant Project documentation or information that may have a material impact on the Development Plan, Operating Plan, Permitting Schedule or Other Rights Schedule.

Enclosed herewith are:

1.             a certificate executed by a Senior Officer attached hereto as Appendix E;

2.             a certificate executed by a senior officer of Luxco1 attached hereto as Appendix F;

3.             a certificate executed by a senior officer of Luxco2 attached hereto as Appendix G; and

4.             a certificate executed by a senior officer of IFC attached hereto as Appendix H.

DATED as of                                 , 20         .

MINERA PANAMA, S.A.

Per:
Name:
Title:

Appendix A

Appendix B

Appendix C

Appendix D

Appendix E

CERTIFICATE OF A SENIOR OFFICER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          THE INDEPENDENT ENGINEER

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.

The undersigned,                                             , the                                            of the Seller hereby certifies for and on behalf of the Seller, as an officer of the Seller and not in a personal capacity, as follows:

1.                                       All Permits and Other Rights required by Applicable Laws or Regulatory Approvals, as required by the most recent Permitting Schedule and Other Rights Schedule, respectively, to have been obtained to the date hereof or by the end of the 90 day period following the Funding Date, have been obtained by the Seller [other than those Permits and Other Rights described in Appendix I hereto which the Seller reasonably expects will be obtained prior to the date they are required] [and, if any material part of the Property has been designated a multiple use or protected area and such designation is in effect, the Seller is in compliance in all material respects with Applicable Laws and Permits].

2.                                       No written notice of any construction lien (or claim therefor) against the Property has been received by the Seller, except for any Permitted Encumbrances.

3.                                       All of the representations and warranties made by the Seller pursuant to the Transaction Documents are true and correct on and as of the date hereof.

4.                                       No Seller Party Event of Default, as it relates to the Seller, has occurred and is continuing.

5.                                       No event which with notice or lapse of time or both would become a Seller Party Event of Default, as it relates to the Seller, having regard to the materiality that would be applicable were it to be a Seller Party Event of Default, has occurred and is continuing.

6.                                       No breach of or default under the MPSA Shareholders’ Agreement by Inmet, Luxco2 and the Seller, and to the best of its knowledge by any other party thereto, has occurred and is continuing.

7.                                       Giving effect to the instalment of the Payment Deposit to be paid, the Required Coverage Ratio will be met.

8.                                       The construction and Development of the Project (at its current stage of completion) is, in all material respects, in compliance with all applicable Permits (including the ESIA and the Seller’s obligations thereunder) and Other Rights and with Applicable Laws (including Law 9 and the Seller’s obligations thereunder) and the Concession.

DATED as of                               , 20      .

Name:
Title:
Minera Panama, S.A.

Appendix F

CERTIFICATE OF A SENIOR OFFICER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          THE INDEPENDENT ENGINEER

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.

The undersigned,                                      , the                                        of Luxco1 hereby certifies for and on behalf of Luxco1, as an officer of Luxco1 and not in a personal capacity, as follows:

1.                                       All of the representations and warranties made by Luxco1pursuant to the Transaction Documents are true and correct on and as of the date hereof.

2.                                       No Seller Party Event of Default has occurred and is continuing.

3.                                       No event which with notice or lapse of time or both would become a Seller Party Event of Default, as it relates to Luxco1, having regard to the materiality that would be applicable were it to be a Seller Party Event of Default, has occurred and is continuing.

DATED as of                               , 20      .

Name:
Title:
Inmet Panama I SARL

Appendix G

CERTIFICATE OF A SENIOR OFFICER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          THE INDEPENDENT ENGINEER

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.

The undersigned,                               , the                              of Luxco2 hereby certifies for and on behalf of Luxco2, as an officer of Luxco2 and not in a personal capacity, as follows:

1.                                       All of the representations and warranties made by Luxco2 pursuant to the Transaction Documents are true and correct on and as of the date hereof.

2.                                       No Seller Party Event of Default has occurred and is continuing.

3.                                       No event which with notice or lapse of time or both would become a Seller Party Event of Default), as it relates to Luxco2, having regard to the materiality that would be applicable were it to be a Seller Party Event of Default, has occurred and is continuing.

4.                                       No breach of or default under the MPSA Shareholders’ Agreement by Luxco2, and to the best of its knowledge by any other party thereto, has occurred and is continuing.

5.                                       Giving effect to the instalment of the Payment Deposit to be paid, the Required Coverage Ratio will be met.

DATED as of                               , 20      .

Name:
Title:
Inmet Panama II S.A.

Appendix H

CERTIFICATE OF A SENIOR OFFICER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          THE INDEPENDENT ENGINEER

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.

The undersigned,                                            , the                                         of IFC hereby certifies for and on behalf of IFC, as an officer of IFC and not in a personal capacity, as follows:

1.                                       All of the representations and warranties made by IFC pursuant to the Transaction Documents are true and correct on and as of the date hereof.

2.                                       No Seller Party Event of Default has occurred and is continuing.

3.                                       No event which with notice or lapse of time or both would become a Seller Party Event of Default), as it relates to IFC, having regard to the materiality that would be applicable were it to be a Seller Party Event of Default, has occurred and is continuing.

4.                                       Giving effect to the instalment of the Payment Deposit to be paid, the Required Coverage Ratio will be met.

DATED as of                               , 20      .

Name:
Title:
Inmet Finance Company SARL

Appendix I

This is Schedule G to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Independent Engineer’s Advance Certificate

CERTIFICATE OF INDEPENDENT ENGINEER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          MINERA PANAMA, S.A.

Capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.  The Seller has delivered to the undersigned and to the Purchaser an Advance Request dated                                                  and accordingly, having reviewed, among other things, the Advance Request and the materials provided therewith in accordance with Section 3.3 of the Purchase Agreement, the undersigned is of the opinion that all Permits and Other Rights required by Applicable Laws or Regulatory Approvals, as required by the most recent Permitting Schedule and Other Rights Schedule, respectively, to have been obtained to the date hereof or by the end of the 90 day period following the Funding Date pursuant to such Advance Request, have been obtained by MPSA [other than those Permits and Other Rights described in Appendix I to the Advance Request which are reasonably expected to be obtained prior to the date they are required].

DATED as of , 20 .

Per:
Name:

This is Schedule H to the Purchase and Sale Agreement between

Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,

Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL

dated as of August 20, 2012

Purchaser Representations and Warranties

The Purchaser hereby represents and warrants to the Seller as follows:

(a)                                 Due Incorporation. It is a company validly existing under the laws of its jurisdiction of incorporation, is in good standing under Applicable Laws of such jurisdiction as to its existence, and is in good standing under Regulatory Approvals with respect to its existence.

(b)                                 Corporate Power and Capacity to Carry on Business. It has full corporate power, capacity and authority to own its property and assets and conduct its business as currently conducted and as currently anticipated to be conducted.

(c)                                  Status. It is qualified, and has made all filings or registrations required by Applicable Laws and Regulatory Approvals to maintain its corporate existence, own its property and assets and to conduct its business except where failure to be so qualified or to make such filings or registrations, in each case, individually or in the aggregate, would not result in a Purchaser Material Adverse Effect.

(d)                                 Due Authorization. The execution and delivery of this Agreement and the other Transaction Documents to which it is a party and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on its part and this Agreement and the other Transaction Documents to which it is a party have been duly and validly executed and delivered by it, and constitute legal, valid and binding obligations of such person, enforceable against it in accordance with their terms subject to applicable bankruptcy and insolvency laws and other Applicable Laws limiting the enforcement of creditors’ rights generally and to the fact that equitable remedies, including specific performance, are discretionary and may not be ordered in respect of certain defaults.

(e)                                  Power, Capacity and Authority to Enter into Transaction Documents. It has the requisite corporate power, capacity and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and complete the transactions contemplated hereby and thereby and enter into and perform this Agreement and the other Transaction Documents to which it is a party on its own account and not as trustee or a nominee of any other person.

(f)                                   No Conflicts or Default. None of the execution and delivery of this Agreement or the other Transaction Documents by it, the performance of its obligations hereunder or thereunder, or the completion of the transactions contemplated hereby or thereby will:

(i)            conflict with or result in or constitute a breach of any term or provision of, or constitute a default under, its constating or constitutive documents;

(ii)           conflict with or result in or constitute a breach of any material term or provision of any agreement that it is a party to or bound by or constitute an event which would permit any party to any such agreement to amend, cancel, terminate or sue for damages with respect to that agreement, or accelerate the maturity of any indebtedness of the Purchaser, or other obligation of the Purchaser under such agreement or;

(iii)          conflict with or contravene any material term of any Applicable Laws, Regulatory Approvals, Permits or any material terms and conditions of any Other Rights or result in any modification, revocation, alternation or transfer of any Permit, Regulatory Approval or Other Right;

(iv)          contravene any judgment, order, writ, injunction or decree of any Governmental Authority;

except where in the cases of clauses (ii), (iii) and (iv) any such violations, conflicts, breaches, defaults, amendments cancellations, terminations, right to sue for damages, modifications, revocations, alterations, transfers, accelerations, obligations, individually or in the aggregate, would not result in a Purchaser Material Adverse Effect.

(g)                                  Insolvency. It is not suffering an Insolvency Event and it is not now aware of any circumstance which, with notice or the passage of time, or both, would give rise to an Insolvency Event with respect to it.

(h)                                 Regulatory Approvals. No Regulatory Approvals are required to be obtained nor filings made with any Governmental Authority by it in connection with the execution and delivery by it of this Agreement and the other Transaction Documents to which it is a party, or in respect of the performance of its obligations hereunder or thereunder or completion of the transactions contemplated hereunder or thereunder except where failure to obtain such Regulatory Approval or make such filing would not result in a Purchaser Material Adverse Effect.

(i)                                     Anti-Corruption. Neither it, nor any director, officer, agent, employee, representative, or person acting on behalf of it, is aware of or has taken any action, directly or indirectly, that could result in a material violation or breach by such persons of the Foreign Corrupt Practices Act (United States), Corruption of Foreign Public Officials Act (Canada), or any provisions of Applicable Laws covering a similar subject matter and it has policies and procedures in place in respect thereof.

(j)                                    Anti-Money Laundering. Its operations, are and have been conducted at all times in material compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its respective jurisdiction of incorporation and in each other jurisdiction in which it conducts business and no action, suit or proceeding by or before any court, arbitrator or other Governmental Authority involving it with respect to such laws is pending or, to its knowledge, threatened or contemplated.

(k)                                 Litigation and Proceedings. There are no claims, actions, suits, proceedings, hearings, investigations or inquiries commenced, or to its knowledge, threatened or contemplated, against it which, individually or in the aggregate, would:

(i)            prevent or hinder the consummation of this Agreement or the other Transaction Documents to which it is a party or the transactions or its other obligations contemplated herein or in the Transaction Documents to which it is a party; or

2

(ii)           reasonably be expected to result in a decision, judgment, order, writ, injunction, regulatory ruling or decree against it which would result in a Purchaser Material Adverse Effect,

(iii)          and it is not subject to or affected by any outstanding decision, judgment, order, writ, injunction, regulatory ruling or decree which, individually or in the aggregate, would result in a Purchaser Material Adverse Effect.

(l)                                     Cash and Credit Resources. It has at this time and will continue to have until the Payment Deposit is paid in full or this Agreement is terminated, sufficient cash and credit resources to fully fund the Payment Deposit to the Seller as advances become due hereunder.

3

This is Schedule I to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Dispute Resolution

The following rules (the “Rules”) and procedures shall apply with respect to all matters to be arbitrated by the Parties under the terms of the Agreement.  The law of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to conflicts of laws) will apply to the substance of all such matters.  The United Nations Vienna Convention on Contracts for the International Sale and Goods shall not apply to any such matters.  All notices given in respect of any matter to be arbitrated by the Parties under the terms of the Agreement shall be deemed validly given if given in accordance with Section 15.5 of the Agreement.

1.                                      Initiation of Arbitration Proceedings

(a)                                 If any Party or Parties to this Agreement wishes to have any matter under this Agreement arbitrated in accordance with the provisions of this Agreement, it shall give notice to the other Party or Parties hereto specifying particulars of the matter or matters in dispute and proposing the name of the person it wishes to be the single arbitrator.  Within 20 days after receipt of such notice, the other Party or Parties to this Agreement shall give notice to the first Party or Parties advising whether such Party or Parties accept the arbitrator proposed by the first Party or Parties.  If such notice is not given within such 20-day period, the other Parties shall be deemed to have accepted the arbitrator proposed by the first Party or Parties.  If the Parties do not agree upon a single arbitrator within such 20-day period such arbitrator shall be chosen by ADR Chambers Inc., Toronto, Ontario at the written request of any Party.

(b)                                 The individual selected as Arbitrator shall be qualified by education and experience to decide the matter in dispute.  The Arbitrator shall be at arm’s length from all Parties and shall not be a member of the audit or legal firm or firms who advise any Party or a person who is otherwise regularly retained by any of the Parties.  No individual will be appointed to arbitrate any matter under the Agreement unless he or she agrees in writing to be bound by this Schedule.

2.                                      Submission of Written Statements

Within 20 days of the appointment of the Arbitrator, the Party or Parties initiating the arbitration (the “Claimant”) shall send the other Party or Parties (the “Respondent”) a statement of claim setting out in sufficient detail the facts and any contentions of law on which it relies, and the relief that it claims.

(i)            Within 15 days of the receipt of the statement of claim, the Respondent shall send the Claimant a statement of defence stating in sufficient detail which of the facts and contentions of law in the statement of claim it admits or denies, on what grounds, and on what other facts and contentions of law it relies.

(ii)           Within ten days of receipt of the statement of defence, the Claimant may send the Respondent a statement of reply.

(iii)          All statements of claim, defence and reply shall be accompanied by copies (or, if they are especially voluminous, lists) of all essential documents on which the Party concerned relies and which have not previously been submitted by any Party, and (where practicable) by any relevant samples.

(iv)          After submission of all the statements, the Arbitrator will give directions for the further conduct of the arbitration.

3.                                      Meetings and Hearings

(a)           The place of arbitration shall be Toronto, Ontario and the hearing of the arbitration shall be held in Toronto, Ontario or in such other place as the Claimant and the Respondent shall agree upon in writing.  The arbitration shall be conducted in English unless otherwise agreed by such Parties and the Arbitrator.  Subject to any adjournments which the Arbitrator allows, the final hearing will be continued on successive working days until it is concluded.

(b)           Any Party may be represented at any meetings or hearings by legal counsel.

(c)           Any witness may be examined by the party calling the witness, may be cross-examined by the other party, and following such cross-examination may be re-examined by the party calling the witness.

4.                                      The Decision

(a)           The Arbitrator will make a decision in writing and, unless the Parties otherwise agree, will set out reasons for the decision in the decision.

(b)           The Arbitrator will send the decision to the Parties as soon as practicable after the conclusion of the final hearing, but in any event no later than 60 days thereafter, unless that time period is extended for a fixed period by the Arbitrator on written notice to each Party because of illness or other cause beyond the Arbitrator’s control.

(c)           Subject to section 11.3 of the Agreement, the decision shall determine and award costs.

(d)           Subject to Article 33 of the schedule to the Arbitration Rules, all decisions of the Arbitrator will be final and binding on the Parties.

5.                                      Jurisdiction and Powers of the Arbitrator

(a)           By submitting to arbitration under these Rules, the Parties shall be taken to have conferred on the Arbitrator the following jurisdiction and powers, to be exercised at the Arbitrator’s discretion subject only to these Rules, the Arbitration Rules as modified by these Rules, and the relevant law with the object of ensuring the just, expeditious, economical and final determination of the dispute referred to arbitration.

(b)           Without limiting the jurisdiction of the Arbitrator at law, the Parties agree that the Arbitrator shall have jurisdiction to:

(i)            determine any question of law arising in the arbitration;

2

(ii)           determine any question as to the Arbitrator’s jurisdiction;

(iii)          determine any question of good faith, dishonesty or fraud arising in the dispute;

(iv)          order any Party to furnish further details of that Party’s case, in fact or in law;

(v)           proceed in the arbitration notwithstanding the failure or refusal of any Party to comply with these Rules or with the Arbitrator’s orders or directions, or to attend any meeting or hearing, but only after giving that Party written notice that the Arbitrator intends to do so;

(vi)          receive and take into account such written or oral evidence tendered by the Parties as the Arbitrator determines is relevant;

(vii)         subject to section 11.3 of the Agreement, make one or more interim awards;

(viii)        hold meetings and hearings, and make a decision (including a final decision) in Toronto, Ontario or elsewhere with the concurrence of the Parties thereto;

(ix)          retain experts pursuant to Article 26 of the schedule to the Arbitration Rules;

(x)           order the Parties to produce to the Arbitrator, and to each other for inspection, and to supply copies of, any documents or other evidence or classes of documents in their possession or power which the Arbitrator determines to be relevant; and

(xi)          subject to section 11.3 of the Agreement, make interim orders to secure all or part of any amount in dispute in the arbitration.

6.                                      Confidentiality

(a)           Subject to Section 6(b) and Section 6(c) of this Schedule, the arbitration, including any settlement discussions between the Parties related to the subject matter of the arbitration, shall be conducted on a private and confidential basis and any and all information exchanged and disclosed during the course of the arbitration shall be used only for the purposes of the arbitration.  No Party shall communicate any information obtained or disclosed during the course of the arbitration to any third party except to those experts or consultants employed or retained by, or consulted about retention on behalf of, such Party in connection with the arbitration and solely to the extent necessary for assisting in the arbitration, and only after such persons have agreed to be bound by these confidentiality conditions.  In the event that disclosure of any information related to the arbitration is required to comply with Applicable Laws or court order, the disclosing Party or Parties, shall promptly notify the other Party or Parties of such disclosure, shall limit such disclosure limited to only that information so required to be disclosed and shall have availed itself of the full benefits of any laws, rules, regulations or contractual rights as to disclosure on a confidential basis to which it may be entitled.

(b)           The award of the Arbitrator and any reasons for the decision of the Arbitrator shall be kept confidential except (i) as may reasonably be necessary to obtain enforcement thereof; (ii) for any Party to comply with its disclosure obligations under Applicable Laws; (iii) to permit the Parties to exercise properly their rights under the Arbitration

3

Rules; and (iv) to the extent that disclosure is required to allow the Parties to consult with their professional advisors.

(c)           With the exception of any information that is reasonably designated by the Parties as being commercially sensitive during the arbitration, the information described in Section 6(a) and Section 6(b) of this Schedule may be disclosed by any Party as required in connection with an application of a Party under Article 34 or Article 35 of the schedule to the Arbitration Rules.

7.                                      Limitations

The law of the Province of Ontario, Canada with respect to limitations periods that would apply to a court proceeding also applies to each arbitration as if the arbitration were an action and as if a claim made in the arbitration were a cause of action.

4

This is Schedule J to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Guarantee to be executed by Luxco1

Please see attached

Execution

GUARANTEE AGREEMENT

BETWEEN

INMET PANAMA I S.àrl

as Guarantor

AND

FRANCO-NEVADA (BARBADOS)

CORPORATION

as Beneficiary

Dated August 20, 2012

18-20, rue Edward Steichen

L - 2540 LUXEMBOURG

This GUARANTEE AGREEMENT (contrat de cautionnement, the Agreement) is dated August 20, 2012 and is made

BETWEEN

(1)                          INMET PANAMA I S.àrl, a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B-168.740, having a share capital of              (the Guarantor);

AND

(2)                          FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation governed by the laws of Barbados, having its registered office at 2nd Floor, Cedar Court, Wildey Business Park, Wildey, St. Michael, registered with the Corporate Affairs and Intellectual Property Office, under number 30944 (the Beneficiary).

(the Guarantor and the Beneficiary are hereafter referred to as the Parties and, individually, as a Party)

WHEREAS

For the purpose of securing the obligations of Minera Panama, S.A., a Corporation existing under the laws of the Republic of Panama (the Seller) owed to the Beneficiary under the Purchase and Sale Agreement, the Guarantor has agreed to enter into this Agreement and grant to the Beneficiary a guarantee (cautionnement), in accordance with the following terms and conditions.

IT IS AGREED AS FOLLOWS:

1.                                      INTERPRETATION

1.1.                              Recital

The recitals above form an integral part of this Agreement.

1.2.                              Definitions

In this Agreement, terms defined in the Purchase and Sale Agreement have the same meaning when used in this Agreement, terms defined above have the same meaning when used in this Agreement, and the following terms have the following meanings:

Enforcement Event means a Seller Party Event of Default.

Guarantee means the guarantee (cautionnement) created by, and in accordance with, this Agreement and granted by the Guarantor.

Luxembourg means the Grand Duchy of Luxembourg.

Obligor means any Inmet Party and/or MPSA.

Purchase and Sale Agreement means the purchase and sale agreement, dated on or about the date hereof, entered into between, inter alia, the Beneficiary as purchaser and the Seller.

Reorganisation and Winding-up means amalgamation, merger, consolidation or any other type of corporate reconstruction, suspension of payments (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), bankruptcy (faillite), liquidation, dissolution or any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

Request has the meaning ascribed to such term in clause 3.1 below.

Secured Obligations means all present and future debts, obligations and liabilities, in any currency (whether actual or contingent, owed jointly or jointly and severally or in any other capacity whatsoever and whether in principal, interest, costs, expenses or otherwise) due, owing or incurred to the Beneficiary by the Seller under the Purchase and Sale Agreement and/or Inmet Panama II S.A. and/or by the Guarantor under the Transaction Documents.

1.3.                              Unless otherwise stated or the context requires otherwise, any reference in this Agreement to:

(a)         any document or agreement are references to that document or agreement as amended, supplemented, novated, restated or re-enacted from time to time;

(b)        including is not to be construed restrictively, but should be construed as being without limitation, and the word include and its derivatives are construed accordingly;

(c)         a Party includes its successors, permitted assignees and transferees or novated parties;

(d)        a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(e)         a law is a reference to that law as amended or re-enacted; and

(f)         any reference to the Agreement is a reference to this Agreement including its recitals and schedules (if any).

1.4.                              The principles of construction set out in article 1.2 of the Purchase and Sale Agreement shall apply to this Agreement.

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1.5.                              Luxembourg legal concepts are expressed in English terms which may not correspond to the original French or German terms related thereto.

1.6.                              Clause and Schedule headings are for reference purposes only and references to Clauses and Schedules are references to Clauses and Schedules of this Agreement.

1.7.                              Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

2.                                      GUARANTEE AND INDEMNITY

2.1.                              Subject to Section 2.3 below, the Guarantor guarantees to the Beneficiary the due and full payment and discharge of the Secured Obligations in accordance with the terms and conditions set out in this Agreement.

2.2.                              Subject to Section 2.3 below, the Guarantor shall indemnify and hold harmless the Beneficiary for any losses, liabilities or damages (including legal fees) suffered by the Beneficiary arising under the Transaction Documents, including but not limited to those due to: (a) any non-performance, breach or default (including but not limited to any Seller Party Event of Default) of the Seller under the Transaction Documents, (b) the Transaction Documents becoming void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Beneficiary; or (c) the Transaction Documents being released or discharged by operation of law, except insofar as they have been caused by the Beneficiary’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

2.3                                 The recourse of the Beneficiary against the Guarantor pursuant to this Agreement and in respect of the Secured Obligations, shall be strictly limited to (A) the security interest granted by the Guarantor in respect of its Project Investments, as such Project Investments may vary from time to time, and (B) the Beneficiary enforcing its rights under the share pledge agreement provided by the Guarantor in favour of the Beneficiary dated on or around the date hereof. For greater certainty, the Beneficiary will have a claim only in respect of the Project Investments of the Guarantor and will not have any claim, by operation of law or otherwise, against, or recourse to any of the Guarantor’s assets (other than its Project Investments) or its contributed share capital.

3.                                      REQUEST

3.1.                              Immediately upon the occurrence of an Enforcement Event, the Beneficiary may request payment under this Agreement to the Guarantor in the form set out in clause 11 (Notices) in part or in the aggregate by one or more Requests (each a “Request”) to the Guarantor for as long as this Agreement has not been terminated in accordance with Section 7 (Termination).

3.2.                              As of and from the due date of the payment to which such Request relates, the amount corresponding to such Secured Obligations shall bear interest at the applicable rate per annum equal to the rate set out in the Purchase and Sale Agreement, subject to article 1154 of the Luxembourg Civil Code.

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4.                                      DUTIES, BENEFITS AND RIGHTS

4.1.                              The Guarantor waives its right to the benefit of discussion (bénéfice de discussion) and the benefit of division (bénéfice de division) set forth in articles 2021 et seq. of the Luxembourg Civil Code.

4.2.                              The Guarantor acknowledges that it has sufficient information to assess the financial position of the Seller. It declares that this Guarantee is not conditional on the financial position of the Seller and/or on the existence and maintenance of other guarantees and/or sureties. The Guarantor additionally declares that its guarantee is subject to the limitations of liability and recourse set out in Section 2.3.

4.3.                              The Guarantor declares that it has been informed of and is therefore fully aware of all the conditions governing the Secured Obligations, in particular the terms and provisions of the Purchase and Sale Agreement, which, if in conflict herewith, shall prevail, unless contrary to Luxembourg Law.

4.4.                              The Guarantor hereby undertakes not to invoke the provisions of articles 2037 and 2038 of the Luxembourg Civil Code.

5.                                      EFFECTIVENESS

5.1                                 The Guarantee shall not be considered as satisfied, discharged or prejudiced by an intermediate payment, satisfaction or settlement of any part of the Secured Obligations, but shall remain in full force until it has been released in accordance with this Agreement.

5.2                                 The Beneficiary’s rights pursuant to this Agreement are cumulative, additional to and independent of those provided by law or by any agreement with, or any other security in favour of, the Beneficiary in respect of the Secured Obligations. The Guarantee shall not be prejudicial to, or prejudiced by, any other right, security interest or remedy which the Beneficiary may have, now or at any time in the future, in respect of the Secured Obligations.

5.3                                 The Guarantee shall not be prejudiced by:

(a) any period of time, concession, right of abstention or delay granted to anyone by the Beneficiary for perfecting or enforcing any security interests, rights or remedies that the Beneficiary may have, now or at any time in the future, from or against the Guarantor or any other party; OR

(b) any present or future guarantee, indemnity, mortgage, set-off, charge, pledge, lien or other security or right or remedy, held by, given or available to, the Beneficiary, being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever, and by any failure to perfect, enforce or record, from time to time any of the rights arising therefrom.

5.4                                 No failure or delay by the Beneficiary to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any

4

such rights or remedies preclude any other or future exercise thereof or the exercise of any other right or remedy.

5.5                                 It is the intention of the Guarantor and the Beneficiary that this Agreement is a continuing guarantee and shall remain in full force and effect notwithstanding the bankruptcy, insolvency and liquidation or any other incapacity or any change in the constitution or the name of the Guarantor or any other person, or any settlement of account or other matter whatsoever.

5.6                                 Neither the Guarantor’s obligations, nor the rights, powers and remedies granted to the Beneficiary by this Agreement or by law, nor the Guarantee, shall be discharged, impaired or otherwise affected by:

(a)         any amendment, novation, waiver or release of any Secured Obligations or any Transaction Documents;

(b)                         any failure to take, or to take in full, any security contemplated by the Transaction Documents or otherwise agreed to be taken in respect of the obligations of the Guarantor, or any other Obligor under the Transaction Documents;

(c)         any failure to realise or to realise in full the value of any security taken in respect of the obligations of the Guarantor or any other Obligor under the Transaction Documents;

(d)                         any release (in full or in part), exchange or substitution of any security taken in respect of the obligations of the Guarantor or any other party under the Transaction Documents;

(e)         any other act, event or omission which might discharge or affect any of the obligations of the Guarantor and any other Obligor under this Agreement, or any of the rights and remedies conferred upon the Beneficiary by the Transaction Documents, this Agreement or by any applicable law; or

(f)         any irregularity or defect in the obligations under, or any flawed provision of, the Purchase and Sale Agreement, whether or not the Beneficiary has knowledge thereof.

6.                                      FURTHER ASSURANCES

The Guarantor and the Seller shall execute and perform forthwith whatever the Beneficiary may require:

(a)         for the perfection, protection or exercise of any right, power, authority or discretion conferred on the Beneficiary under this Agreement; or

(b)        to facilitate the enforcement of any such rights or any part thereof.

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7.                                      TERMINATION

If after the release of this Agreement and the Guarantee created hereunder in accordance with the terms of the Purchase and Sale Agreement, the Purchase and Sale Agreement is re-instated in accordance with Article 6.4 of the Purchase and Sale Agreement, the Guarantor shall immediately grant a new guarantee subject to the same terms and conditions as this Agreement and the Guarantee created hereunder, until the Secured Obligations have been irrevocably and unconditionally paid and discharged in full.

8.                                      WAIVERS

The Guarantor hereby expressly waives any rights of recourse or any other similar rights (including by way of provisional measures such as provisional attachment (saisie-conservatoire) or by way of set-off), except as permitted by the Beneficiary. This Clause shall remain in full force and effect, notwithstanding any discharge or release (whether partial or in full) of the Secured Obligations or any termination of this Agreement. No delay in or non-exercise of any right by the Beneficiary shall constitute a waiver of this Agreement.

9.                                      LIABILITY

The Beneficiary shall not be liable for any losses, liabilities, costs, expenses and damages (including legal fees) suffered by the Guarantor arising under the Transaction Documents, except insofar as they have been caused by the Beneficiary’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

10.                               AMENDMENTS

Any amendments and modifications to this Guarantee are subject to the written approval of the Beneficiary and the Guarantor.

11.                               NOTICES

Any notice or other communication in connection with this Agreement shall be given in accordance with the relevant provisions of the Purchase and Sale Agreement.

12.                               SUCCESSORS

This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Beneficiary. In the case of an assignment, transfer or novation by the Beneficiary to one or several transferees, of all or any part of its rights or obligations under the Transaction Documents, the Beneficiary shall preserve all its rights under this Agreement, as expressly permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the Guarantee shall automatically, and without any formality, benefit to any such transferees.

6

13.                               ASSIGNMENT

This Agreement may only be assigned in accordance with the assignment provisions set out in the Purchase and Sale Agreement.

14.                               SEVERABILITY

14.1.                        The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

(a)           in that jurisdiction, of any other provision of this Agreement, or

(b)           in any other jurisdiction, of that or any other provisions of this Agreement.

14.2.                        The illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

14.3.                        This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

15.                               CONFLICTING PROVISIONS

This Agreement shall be construed in accordance with the Purchase and Sale Agreement. If any provision of this Agreement conflicts with the Purchase and Sale Agreement, the Purchase and Sale Agreement shall prevail unless contrary to Luxembourg Law.

16.                               GOVERNING LAW AND JURISDICTION

16.1.                        This Agreement is governed by, and shall be construed in accordance with, Luxembourg law.

16.2.                        Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the Purchase and Sale Agreement.

17.                               MISCELLANEOUS

This Agreement may be executed in any number of counterparts, which constitute together one and the same document.

7

IN WITNESS THEREOF the parties hereto have executed this Agreement in two original counterparts in Luxembourg, on August 20, 2012.

INMET PANAMA I S.À R.L

(as the Guarantor)

Represented by:

Title:

The Beneficiary

FRANCO-NEVADA (BARBADOS) CORPORATION
(as the Beneficiary)

By:	By:

Name:	Name:

Title:	Title:

8

This is Schedule K to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Guarantee to be executed by Luxco2

Please see attached

Execution

GUARANTEE AGREEMENT

BETWEEN

INMET PANAMA II S.A.

as Guarantor

AND

FRANCO-NEVADA (BARBADOS)

CORPORATION

as Beneficiary

Dated August 20, 2012

18-20, rue Edward Steichen

L - 2540 LUXEMBOURG

This GUARANTEE AGREEMENT (contrat de cautionnement, the Agreement) is dated August 20, 2012 and is made

BETWEEN

(1)           INMET PANAMA II S.A., a Luxembourg public limited liability company (société anonyme), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B-168.868 (the Guarantor);

AND

(2)           FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation governed by the laws of Barbados, having its registered office at 2nd Floor Cedar Court, Wildey Business Park, Wildey, St. Michael, registered with the Corporate Affairs and Intellectual Property Office, under number 30944 (the Beneficiary).

(the Guarantor and the Beneficiary are hereafter referred to as the Parties and, individually, as a Party)

WHEREAS

For the purpose of securing the obligations of Minera Panama, S.A., a Corporation existing under the laws of the Republic of Panama (the Seller)  owed to the Beneficiary under the Purchase and Sale Agreement, the Guarantor has agreed to enter into this Agreement and grant to the Beneficiary a guarantee (cautionnement), in accordance with the following terms and conditions.

IT IS AGREED AS FOLLOWS:

1.            INTERPRETATION

1.1.          Recital

The recitals above form an integral part of this Agreement.

1.2.          Definitions

In this Agreement, terms defined in the Purchase and Sale Agreement have the same meaning when used in this Agreement, terms defined above have the same meaning when used in this Agreement, and the following terms have the following meanings:

Enforcement Event means a Seller Party Event of Default.

Guarantee means the guarantee (cautionnement) created by, and in accordance with, this Agreement and granted by the Guarantor.

Luxembourg means the Grand Duchy of Luxembourg.

Obligor means any Inmet Party and/or MPSA.

Purchase and Sale Agreement means the purchase and sale agreement, dated on or about the date hereof, entered into between, inter alia, the Beneficiary as purchaser and the Seller.

Reorganisation and Winding-up means amalgamation, merger, consolidation or any other type of corporate reconstruction, suspension of payments (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), bankruptcy (faillite), liquidation, dissolution or any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

Request has the meaning ascribed to such term in clause 3.1 below.

Secured Obligations means all present and future debts, obligations and liabilities, in any currency (whether actual or contingent, owed jointly or jointly and severally or in any other capacity whatsoever and whether in principal, interest, costs, expenses or otherwise) due, owing or incurred to the Beneficiary by the Seller under the Purchase and Sale Agreement and/or by the Guarantor under the Transaction Documents.

1.3.          Unless otherwise stated or the context requires otherwise, any reference in this Agreement to:

(a)        any document or agreement are references to that document or agreement as amended, supplemented, novated, restated or re-enacted from time to time;

(b)        including is not to be construed restrictively, but should be construed as being without limitation, and the word include and its derivatives are construed accordingly;

(c)        a Party includes its successors, permitted assignees and transferees or novated parties;

(d)        a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(e)        a law is a reference to that law as amended or re-enacted; and

(f)         any reference to the Agreement is a reference to this Agreement including its recitals and schedules (if any).

1.4.          The principles of construction set out in article 1.2 of the Purchase and Sale Agreement shall apply to this Agreement.

1.5.          Luxembourg legal concepts are expressed in English terms which may not correspond to the original French or German terms related thereto.

1.6.          Clause and Schedule headings are for reference purposes only and references to Clauses and Schedules are references to Clauses and Schedules of this Agreement.

2

1.7.          Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

2.             GUARANTEE AND INDEMNITY

2.1.         The Guarantor guarantees to the Beneficiary the due and full payment and discharge of the Secured Obligations in accordance with the terms and conditions set out in this Agreement.

2.2.         The Guarantor shall indemnify and hold harmless the Beneficiary for any losses, liabilities or damages (including legal fees) suffered by the Beneficiary arising under the Purchase and Sale Agreement, including but not limited to those due to: (a) any non-performance, breach or default (including but not limited to any Seller Party Event of Default) of the Seller under the Purchase and Sale Agreement, (b) the Purchase and Sale Agreement becoming void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Beneficiary; or (c) the Transaction Documents being released or discharged by operation of law, except insofar as they have been caused by the Beneficiary’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

3.             REQUEST

3.1.         Immediately upon the occurrence of an Enforcement Event, the Beneficiary may request payment under this Agreement to the Guarantor in the form set out in clause 11 (Notices) in part or in the aggregate by one or more Requests (each a Request) to the Guarantor for as long as this Agreement has not been terminated in accordance with Section 7 (Termination).

3.2.         Any and all payments claimed by the Beneficiary under or in connection with this Agreement shall be paid by the Guarantor within 2 (two) Business Days of receipt of the Request by the Guarantor (in accordance with the provisions of Clause 11) by wire transfer to the bank account of the Beneficiary specified in the Request.

3.3.         As of and from the due date of the payment to which such Request relates, the amount corresponding to such Secured Obligations shall bear interest at the applicable rate per annum equal to the rate set out in the Purchase and Sale Agreement, subject to article 1154 of the Luxembourg Civil Code.

4.             DUTIES, BENEFITS AND RIGHTS

4.1.         The Guarantor waives its right to the benefit of discussion (bénéfice de discussion) and the benefit of division (bénéfice de division) set forth in articles 2021 et seq. of the Luxembourg Civil Code.

4.2.         Therefore, any payment will be made by the Guarantor without the Beneficiary first being required (i) to sue the Seller or (ii) to sue any other person standing surety for the Seller (except the Guarantor pursuant to article 4.3 below) or (iii) to execute or enforce, as the case may be, any other guarantees and/or sureties against the Seller.

4.3.         The Guarantor acknowledges that it has sufficient information to assess the financial

3

position of the Seller. It declares that this Guarantee is not conditional on the financial position of the Seller and/or on the existence and maintenance of other guarantees and/or sureties.

4.4.          The Guarantor declares that it has been informed of and is therefore fully aware of all the conditions governing the Secured Obligations, in particular the terms and provisions of the Purchase and Sale Agreement, which, if in conflict herewith, shall prevail, unless contrary to Luxembourg law.

4.5.          The Guarantor hereby undertakes not to invoke the provisions of articles 2037 and 2038 of the Luxembourg Civil Code.

5.             EFFECTIVENESS

5.1           The Guarantee shall not be considered as satisfied, discharged or prejudiced by an intermediate payment, satisfaction or settlement of any part of the Secured Obligations, but shall remain in full force until it has been released in accordance with this Agreement.

5.2           The Beneficiary’s rights pursuant to this Agreement are cumulative, additional to and independent of those provided by law or by any agreement with, or any other security in favour of, the Beneficiary in respect of the Secured Obligations. The Guarantee shall not be prejudicial to, or prejudiced by, any other right, security interest or remedy which the Beneficiary may have, now or at any time in the future, in respect of the Secured Obligations.

5.3           The Guarantee shall not be prejudiced by:

(a)   any period of time, concession, right of abstention or delay granted to anyone by the Beneficiary for perfecting or enforcing any security interests, rights or remedies that the Beneficiary may have, now or at any time in the future, from or against the Guarantor or any other party; OR

(b)   any present or future guarantee, indemnity, mortgage, set-off, charge, pledge, lien or other security or right or remedy, held by, given or available to, the Beneficiary, being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever, and by any failure to perfect, enforce or record, from time to time any of the rights arising therefrom.

5.4           No failure or delay by the Beneficiary to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such rights or remedies preclude any other or future exercise thereof or the exercise of any other right or remedy.

5.5           It is the intention of the Guarantor and the Beneficiary that this Agreement is a continuing guarantee and shall remain in full force and effect notwithstanding the bankruptcy, insolvency and liquidation or any other incapacity or any change in the constitution or the name of the Guarantor or any other person, or any settlement of account or other matter whatsoever.

4

5.6           The Beneficiary may set off any claim of the Guarantor against the Beneficiary with any claim that the Beneficiary may have against the Guarantor under this Agreement.

5.7           Neither the Guarantor’s obligations, nor the rights, powers and remedies granted to the Beneficiary by this Agreement or by law, nor the Guarantee, shall be discharged, impaired or otherwise affected by:

(a)         any amendment, novation, waiver or release of any Secured Obligations or any Transaction Documents;

(b)        any failure to take, or to take in full, any security contemplated by the Transaction Documents or otherwise agreed to be taken in respect of the obligations of the Guarantor, or any other Obligor under the Transaction Documents;

(c)         any failure to realise or to realise in full the value of any security taken in respect of the obligations of the Guarantor or any other Obligor under the Transaction Documents;

(d)        any release (in full or in part), exchange or substitution of any security taken in respect of the obligations of the Guarantor or any other party under the Transaction Documents;

(e)         any other act, event or omission which might discharge or affect any of the obligations of the Guarantor and any other Obligor under this Agreement, or any of the rights and remedies conferred upon the Beneficiary by the Transaction Documents, this Agreement or by any applicable law; or

(f)         any irregularity or defect in the obligations under, or any flawed provision of, the Purchase and Sale Agreement, whether or not the Beneficiary has knowledge thereof.

6.             FURTHER ASSURANCES

The Guarantor and the Seller shall execute and perform forthwith whatever the Beneficiary may require:

(a)         for the perfection, protection or exercise of any right, power, authority or discretion conferred on the Beneficiary under this Agreement; or

(b)        to facilitate the enforcement of any such rights or any part thereof.

7.            TERMINATION

If after the release of this Agreement and the Guarantee created hereunder in accordance with the terms of the Purchase and Sale Agreement, the Purchase and Sale Agreement is re-instated in accordance with Article 6.4 of the Purchase and Sale Agreement, the Guarantor shall immediately grant a new guarantee subject to the same terms and conditions as this Agreement and the Guarantee created hereunder, until the Secured Obligations have been irrevocably and unconditionally paid and discharged in full.

5

8.            WAIVERS

The Guarantor hereby expressly waives any rights of recourse or any other similar rights (including by way of provisional measures such as provisional attachment (saisie-conservatoire) or by way of set-off), except as permitted by the Beneficiary. This Clause shall remain in full force and effect, notwithstanding any discharge or release (whether partial or in full) of the Secured Obligations or any termination of this Agreement. No delay in or non-exercise of any right by the Beneficiary shall constitute a waiver of this Agreement.

9.            LIABILITY

The Beneficiary shall not be liable for any losses, liabilities, costs, expenses and damages (including legal fees) suffered by the Guarantor arising under the Transaction Documents, except insofar as they have been caused by the Beneficiary’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

10.          AMENDMENTS

Any amendments and modifications to this Guarantee are subject to the written approval of the Beneficiary and the Guarantor.

11.          NOTICES

Any notice or other communication in connection with this Agreement shall be given in accordance with the relevant provisions of the Purchase and Sale Agreement.

12.          SUCCESSORS

This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Beneficiary. In the case of an assignment, transfer or novation by the Beneficiary to one or several transferees, of all or any part of its rights or obligations under the Transaction Documents, the Beneficiary shall preserve all its rights under this Agreement, as expressly permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the Guarantee shall automatically, and without any formality, benefit to any such transferees.

13.          ASSIGNMENT

This Agreement may only be assigned in accordance with the assignment provisions set out in the Purchase and Sale Agreement.

14.          SEVERABILITY

14.1.       The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

6

(a)        in that jurisdiction, of any other provision of this Agreement, or

(b)        in any other jurisdiction, of that or any other provisions of this Agreement.

14.2.       The illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

14.3.       This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

15.          CONFLICTING PROVISIONS

This Agreement shall be construed in accordance with the Purchase and Sale Agreement. If any provision of this Agreement conflicts with the Purchase and Sale Agreement, the Purchase and Sale Agreement shall prevail unless contrary to Luxembourg Law.

16.          GOVERNING LAW AND JURISDICTION

16.1.        This Agreement is governed by, and shall be construed in accordance with, Luxembourg law.

16.2.       Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the Purchase and Sale Agreement.

17.          MISCELLANEOUS

This Agreement may be executed in any number of counterparts, which constitute together one and the same document.

7

IN WITNESS THEREOF the parties hereto have executed this Agreement in two original counterparts in Luxembourg, on August 20, 2012.

INMET PANAMA II S.A

(as the Guarantor)

Represented by:

Title:

The Beneficiary

FRANCO-NEVADA (BARBADOS) CORPORATION

(as the Beneficiary)

By:	By:

Name:	Name:

Title:	Title:

8

This is Schedule L to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Guarantee to be executed by IFC

Please see attached

Execution

GUARANTEE AGREEMENT

BETWEEN

INMET FINANCE COMPANY S.àrl

as Guarantor

AND

FRANCO-NEVADA (BARBADOS)

CORPORATION

as Beneficiary

Dated August 20, 2012

18-20, rue Edward Steichen

L - 2540 LUXEMBOURG

This GUARANTEE AGREEMENT (contrat de cautionnement, the Agreement) is dated August 20, 2012 and is made

BETWEEN

(1)                                 INMET FINANCE COMPANY S.àrl, a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B-155.174, having a share capital of EUR 679,152,854 (the Guarantor);

AND

(2)                                 FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation governed by the laws of Barbados, having its registered office at 2nd Floor Cedar Court, Wildey Business Park, Wildey, St. Michael, registered with the Corporate Affairs and Intellectual Property Office, under number 30944 (the Beneficiary).

(the Guarantor and the Beneficiary are hereafter referred to as the Parties and, individually, as a Party)

WHEREAS

For the purpose of securing the obligations of Minera Panama, S.A., a Corporation existing under the laws of the Republic of Panama (the Seller) owed to the Beneficiary under the Purchase and Sale Agreement, the Guarantor has agreed to enter into this Agreement and grant to the Beneficiary a guarantee (cautionnement), in accordance with the following terms and conditions.

IT IS AGREED AS FOLLOWS:

1.                                      INTERPRETATION

1.1.                              Recital

The recitals above form an integral part of this Agreement.

1.2.                              Definitions

In this Agreement, terms defined in the Purchase and Sale Agreement have the same meaning when used in this Agreement, terms defined above have the same meaning when used in this Agreement, and the following terms have the following meanings:

Enforcement Event means a Seller Party Event of Default.

Guarantee means the guarantee (cautionnement) created by, and in accordance with, this Agreement and granted by the Guarantor.

Luxembourg means the Grand Duchy of Luxembourg.

Obligor means any Inmet Party and/or MPSA.

Purchase and Sale Agreement means the purchase and sale agreement, dated on or about the date hereof, entered into between, inter alia, the Beneficiary as purchaser and the Seller.

Reorganisation and Winding-up means amalgamation, merger, consolidation or any other type of corporate reconstruction, suspension of payments (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), bankruptcy (faillite), liquidation, dissolution or any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

Request has the meaning ascribed to such term in clause 3.1 below.

Secured Obligations means all present and future debts, obligations and liabilities, in any currency (whether actual or contingent, owed jointly or jointly and severally or in any other capacity whatsoever and whether in principal, interest, costs, expenses or otherwise) due, owing or incurred to the Beneficiary by the Seller under the Purchase and Sale Agreement and/or by the Guarantor under the Transaction Documents.

1.3.                              Unless otherwise stated or the context requires otherwise, any reference in this Agreement to:

(a)                             any document or agreement are references to that document or agreement as amended, supplemented, novated, restated or re-enacted from time to time;

(b)                            including is not to be construed restrictively, but should be construed as being without limitation, and the word include and its derivatives are construed accordingly;

(c)                             a Party includes its successors, permitted assignees and transferees or novated parties;

(d)                            a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(e)                             a law is a reference to that law as amended or re-enacted; and

(f)                               any reference to the Agreement is a reference to this Agreement including its recitals and schedules (if any).

1.4.                              The principles of construction set out in article 1.2 of the Purchase and Sale Agreement shall apply to this Agreement.

1.5.                              Luxembourg legal concepts are expressed in English terms which may not correspond to the original French or German terms related thereto.

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1.6.                             Clause and Schedule headings are for reference purposes only and references to Clauses and Schedules are references to Clauses and Schedules of this Agreement.

1.7.                             Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

2.                                      GUARANTEE AND INDEMNITY

2.1.                             Subject to Section 2.3 below, the Guarantor guarantees to the Beneficiary the due and full payment and discharge of the Secured Obligations in accordance with the terms and conditions set out in this Agreement.

2.2.                             Subject to Section 2.3 below, the Guarantor shall indemnify and hold harmless the Beneficiary for any losses, liabilities or damages (including legal fees) suffered by the Beneficiary arising under the Transaction Documents, including but not limited to those due to: (a) any non-performance, breach or default (including but not limited to any Seller Party Event of Default) of the Seller under the Transaction Documents, (b) the Transaction Documents becoming void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Beneficiary; or (c) the Transaction Documents being released or discharged by operation of law, except insofar as they have been caused by the Beneficiary’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

2.3.                             The recourse of the Beneficiary against the Guarantor pursuant to this Agreement and in respect of the Secured Obligations, shall be strictly limited to (A) the security interest granted by the Guarantor in respect of its Project Investments, as such Project Investments may vary from time to time, and (B) the Beneficiary enforcing its rights under (i) the receivables pledge agreement provided by the Guarantor in favour of the Beneficiary dated on or around the date hereof, (ii) the account pledge agreement provided by the Guarantor in favour of the Beneficiary, (ii) the charge over account agreement provided by the Guarantor in favour of the Beneficiary. For greater certainty, the Beneficiary will have a claim only in respect of the Project Investments of the Guarantor and will not have any claim, by operation of law or otherwise, against, or recourse to any of the Guarantor’s assets (other than its Project Investments) or its contributed share capital.

3.                                      REQUEST

3.1.                             Immediately upon the occurrence of an Enforcement Event, the Beneficiary may request payment under this Agreement to the Guarantor in the form set out in clause 11 (Notices) in part or in the aggregate by one or more Requests (each a “Request”) to the Guarantor for as long as this Agreement has not been terminated in accordance with Section 7 (Termination).

3.2.                             As of and from the due date of the payment to which such Request relates, the amount corresponding to such Secured Obligations shall bear interest at the applicable rate per annum equal to the rate set out in the Purchase and Sale Agreement, subject to article 1154 of the Luxembourg Civil Code.

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4.                                      DUTIES, BENEFITS AND RIGHTS

4.1.                              The Guarantor waives its right to the benefit of discussion (bénéfice de discussion) and the benefit of division (bénéfice de division) set forth in articles 2021 et seq. of the Luxembourg Civil Code.

4.2.                              The Guarantor acknowledges that it has sufficient information to assess the financial position of the Seller. It declares that this Guarantee is not conditional on the financial position of the Seller and/or on the existence and maintenance of other guarantees and/or sureties. The Guarantor additionally declares that its guarantee is subject to the limitations of liability and recourse set out in Section 2.3.

4.3.                              The Guarantor declares that it has been informed of and is therefore fully aware of all the conditions governing the Secured Obligations, in particular the terms and provisions of the Purchase and Sale Agreement, which, if in conflict herewith, shall prevail, unless contrary to Luxembourg law.

4.4.                              The Guarantor hereby undertakes not to invoke the provisions of articles 2037 and 2038 of the Luxembourg Civil Code.

5.                                      EFFECTIVENESS

5.1.                              The Guarantee shall not be considered as satisfied, discharged or prejudiced by an intermediate payment, satisfaction or settlement of any part of the Secured Obligations, but shall remain in full force until it has been released in accordance with this Agreement.

5.2.                              The Beneficiary’s rights pursuant to this Agreement are cumulative, additional to and independent of those provided by law or by any agreement with, or any other security in favour of, the Beneficiary in respect of the Secured Obligations. The Guarantee shall not be prejudicial to, or prejudiced by, any other right, security interest or remedy which the Beneficiary may have, now or at any time in the future, in respect of the Secured Obligations.

5.3.                              The Guarantee shall not be prejudiced by:

(a)                   any period of time, concession, right of abstention or delay granted to anyone by the Beneficiary for perfecting or enforcing any security interests, rights or remedies that the Beneficiary may have, now or at any time in the future, from or against the Guarantor or any other party; OR

(b)                  any present or future guarantee, indemnity, mortgage, set-off, charge, pledge, lien or other security or right or remedy, held by, given or available to, the Beneficiary, being or becoming wholly or in part void, voidable or unenforceable on any ground whatsoever, and by any failure to perfect, enforce or record, from time to time any of the rights arising therefrom.

5.4.                              No failure or delay by the Beneficiary to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any

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such rights or remedies preclude any other or future exercise thereof or the exercise of any other right or remedy.

5.5.                             It is the intention of the Guarantor and the Beneficiary that this Agreement is a continuing guarantee and shall remain in full force and effect notwithstanding the bankruptcy, insolvency and liquidation or any other incapacity or any change in the constitution or the name of the Guarantor or any other person, or any settlement of account or other matter whatsoever.

5.6.                             Neither the Guarantor’s obligations, nor the rights, powers and remedies granted to the Beneficiary by this Agreement or by law, nor the Guarantee, shall be discharged, impaired or otherwise affected by:

(a)                          any amendment, novation, waiver or release of any Secured Obligations or any Transaction Documents;

(b)                          any failure to take, or to take in full, any security contemplated by the Transaction Documents or otherwise agreed to be taken in respect of the obligations of the Guarantor, or any other Obligor under the Transaction Documents;

(c)                           any failure to realise or to realise in full the value of any security taken in respect of the obligations of the Guarantor or any other Obligor under the Transaction Documents;

(d)                          any release (in full or in part), exchange or substitution of any security taken in respect of the obligations of the Guarantor or any other party under the Transaction Documents;

(e)                           any other act, event or omission which might discharge or affect any of the obligations of the Guarantor and any other Obligor under this Agreement, or any of the rights and remedies conferred upon the Beneficiary by the Transaction Documents, this Agreement or by any applicable law; or

(f)                             any irregularity or defect in the obligations under, or any flawed provision of, the Purchase and Sale Agreement, whether or not the Beneficiary has knowledge thereof.

6.                                      FURTHER ASSURANCES

The Guarantor and the Seller shall execute and perform forthwith whatever the Beneficiary may require:

(a)                           for the perfection, protection or exercise of any right, power, authority or discretion conferred on the Beneficiary under this Agreement; or

(b)                          to facilitate the enforcement of any such rights or any part thereof.

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7.                                      TERMINATION

If after the release of this Agreement and the Guarantee created hereunder in accordance with the terms of the Purchase and Sale Agreement, the Purchase and Sale Agreement is re-instated in accordance with Article 6.4 of the Purchase and Sale Agreement, the Guarantor shall immediately grant a new guarantee subject to the same terms and conditions as this Agreement and the Guarantee created hereunder, until the Secured Obligations have been irrevocably and unconditionally paid and discharged in full.

8.                                      WAIVERS

The Guarantor hereby expressly waives any rights of recourse or any other similar rights (including by way of provisional measures such as provisional attachment (saisie-conservatoire) or by way of set-off), except as permitted by the Beneficiary. This Clause shall remain in full force and effect, notwithstanding any discharge or release (whether partial or in full) of the Secured Obligations or any termination of this Agreement. No delay in or non-exercise of any right by the Beneficiary shall constitute a waiver of this Agreement.

9.                                      LIABILITY

The Beneficiary shall not be liable for any losses, liabilities, costs, expenses and damages (including legal fees) suffered by the Guarantor arising under the Transaction Documents, except insofar as they have been caused by the Beneficiary’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

10.                               AMENDMENTS

Any amendments and modifications to this Guarantee are subject to the written approval of the Beneficiary and the Guarantor.

11.                               NOTICES

Any notice or other communication in connection with this Agreement shall be given in accordance with the relevant provisions of the Purchase and Sale Agreement.

12.                               SUCCESSORS

This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Beneficiary. In the case of an assignment, transfer or novation by the Beneficiary to one or several transferees, of all or any part of its rights or obligations under the Transaction Documents, the Beneficiary shall preserve all its rights under this Agreement, as expressly permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the Guarantee shall automatically, and without any formality, benefit to any such transferees.

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13.                               ASSIGNMENT

This Agreement may only be assigned in accordance with the assignment provisions set out in the Purchase and Sale Agreement.

14.                               SEVERABILITY

14.1.                        The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

(a)        in that jurisdiction, of any other provision of this Agreement, or

(b)        in any other jurisdiction, of that or any other provisions of this Agreement.

14.2.                        The illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

14.3.                        This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

15.                               CONFLICTING PROVISIONS

This Agreement shall be construed in accordance with the Purchase and Sale Agreement. If any provision of this Agreement conflicts with the Purchase and Sale Agreement, the Purchase and Sale Agreement shall prevail unless contrary to Luxembourg Law.

16.                               GOVERNING LAW AND JURISDICTION

16.1.                        This Agreement is governed by, and shall be construed in accordance with, Luxembourg law.

16.2.                        Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the Purchase and Sale Agreement.

17.                               MISCELLANEOUS

This Agreement may be executed in any number of counterparts, which constitute together one and the same document.

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IN WITNESS THEREOF the parties hereto have executed this Agreement in two original counterparts in Luxembourg, on August 20, 2012.

INMET FINANCE COMPANY S.À R.L

(as the Guarantor)

Represented by:

Title:

The Beneficiary

FRANCO-NEVADA (BARBADOS) CORPORATION

(as the Beneficiary)

By:	By:

Name:	Name:

Title:	Title:

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This is Schedule M to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Security Agreement to be executed by Luxco2

Please see attached

Execution

GENERAL SECURITY AGREEMENT

THIS AGREEMENT is dated as of August 20, 2012

BETWEEN:

INMET PANAMA II S.A., a Luxembourg public limited liability company (société anonyme), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with Luxembourg Register of Commerce and Companies under number B-168.868

(“Luxco2”)

- and -

FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation governed by the laws of Barbados, having its registered office at 2nd Floor, Cedar Court, Wildey Business Park, Wildey, St. Michael, registered with the Corporate Affairs and Intellectual Property Office, under number 30944

(the “Secured Party”)

CONTEXT:

A.                                    The Secured Party has entered into a purchase and sale agreement dated as of August 20, 2012 (as amended restated or replaced, the “Purchase and Sale Agreement”) with Minera Panama, S.A. (the “Seller”), Inmet Panama I SARL, Luxco2 and Inmet Finance Company SARL.

B.                                    Pursuant to a guarantee from Luxco2 in favour of the Secured Party dated as of August 20, 2012 (as amended, restated or replaced, the “Guarantee”) Luxco2 guaranteed the obligations of the Seller to the Secured Party under the Purchase and Sale Agreement.

C.                                    Luxco2 has agreed to execute and deliver this Agreement to and in favour of the Secured Party as security for the payment and discharge of the Secured Obligations.

THEREFORE, Luxco2 agrees with the Secured Party as follows:

ARTICLE 1
INTERPRETATION

1.1                                                       Definitions

1.1.1                                                Capitalized terms used but not otherwise defined herein have the meanings given to those terms in the Purchase and Sale Agreement.

1.1.2                                                In this Agreement, the following words and expressions will have the following meanings:

1.1.2.1                                       “Books and Records” means all books, books of account, records, files, papers, disks, documents, correspondence, plans, ledgers, electronically recorded data and other repositories of data recorded in any form or medium, evidencing or relating to the Collateral, which are at any time owned or held by Luxco2 or to which Luxco2 (or any person on Luxco2’s behalf) has access.

1.1.2.2                                       “Collateral” means all present and after-acquired personal property owned, leased, licensed, possessed or acquired by Luxco2, or in which Luxco2 has rights, including all present and after-acquired Goods (including Equipment and Inventory), Investment Property, Instruments, Documents of Title, Chattel Paper, Intangibles (including Accounts), Money, crops and fixtures, owned, leased, licensed, possessed or acquired by Luxco2, or in which Luxco2 has rights, and all Proceeds of that property, but specifically excludes the Excluded Collateral.

1.1.2.3                                       “Contracts” means all contracts, licenses and agreements to which Luxco2 is at any time a party or pursuant to which Luxco2 has at any time acquired rights, as those contracts, licenses and agreements may be amended, restated, supplemented or replaced, and includes all rights of Luxco2:

1.                                       to receive money due and to become due to it in connection with a contract, licence or agreement;

2.                                       to damages arising out of, or for breach or default in respect of, a contract, licence or agreement; and

3.                                       to perform and exercise all remedies in connection with a contract, licence or agreement.

1.1.2.4                                       “Excluded Collateral” means Consumer Goods, the last day of the term of any real property lease and any Intellectual Property Right, Permit or Contract which would be breached or terminated if a Security Interest was

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granted in it without the consent of a third party, unless that consent is obtained, but does not include any Accounts.

1.1.2.5                                       “Intellectual Property Rights” means all industrial and intellectual property rights, including copyrights, patents, trade-marks, industrial designs, know how and trade secrets, and all Contracts related to those industrial and intellectual property rights.

1.1.2.6                                       “Parties” means Luxco2 and the Secured Party, and “Party” means any one of them.

1.1.2.7                                       “Permits” means all authorizations, registrations, permits, licenses, consents, quotas, grants, approvals, franchises, rights-of-way, easements and entitlements that Luxco2 has, or is required to have, to own, possess or operate any of its property, or to operate and carry on any part of its business.

1.1.2.8                                       “PPSA” means the Personal Property Security Act of the Province of Ontario, as amended, supplemented or replaced and includes all regulations made under that legislation.

1.1.2.9                                       “Purchase and Sale Agreement” is defined in the preamble, and includes that agreement as it may be amended, restated, supplemented or replaced.

1.1.2.10                                 “Receivables” means all present and future debts, regardless of the nature thereof (including interest, default interest, commissions, expenses, costs, indemnities and any other amounts due thereunder), whether actual, future or contingent, whether owed jointly or severally, and whether subordinated or not, owed to Luxco2 governed or deemed to be governed by Luxembourg law or due by a debtor located in Luxembourg.

1.1.2.11                                 “Receiver” means a receiver or receiver-manager of the Collateral.

1.1.2.12                                 “Secured Party” is defined in the recital of the Parties, above.

1.1.2.13                                 “Security Interests” is defined in Section 2.3.

1.1.2.14                                 “Secured Obligations” is defined in the Guarantee.

1.1.2.15                                 “STA” means the Securities Transfer Act (2006) (Ontario) .

1.2                                                       Incorporated Definitions

Capitalized terms not otherwise defined in this Agreement have the definitions set out in the PPSA and the STA, as applicable.

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1.3                   Governing Law

This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province, except for the pledge over the Receivables which is governed by the laws of the Grand Duchy of Luxembourg.

1.4                   Entire Agreement

This Agreement, together with the Transaction Documents, constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and, together with the Transaction Documents, supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement or in the Transaction Documents. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement or in the Transaction Documents.

ARTICLE 2
GRANT OF SECURITY INTEREST

2.1                   Security Interests

As security for the payment and performance of the Secured Obligations, Luxco2 mortgages and charges to the Secured Party, and grants to the Secured Party a security interest in, and the Secured Party takes a security interest in, all of Luxco2’s right, title and interest in and to the Collateral.

2.2                   Gage de premier rang

2.2.1                As further security for the due and full payment and discharge of the Secured Obligations, Luxco2 hereby grants a continuing first ranking pledge (“gage de premier rang”) over the Receivables in favour of the Secured Party.  Such gage de premier rang is governed by and subject to the law of August 5, 2005 on financial collateral arrangements of Luxembourg, as amended.

2.2.2                Luxco2 irrevocably (i) authorises and empowers the Secured Party (with full power of substitution) to take or cause any and all steps to be taken to perfect this pledge, and (ii) undertakes to take any such steps at its own costs and expenses if so requested by the Secured Party.

2.2.3                Until the Security Interest become enforceable, Luxco2 shall remain entitled to receive any amount in respect of the Receivables, in accordance with and subject to the Transaction Documents.

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2.2.4                                                If the Security Interest become enforceable, (i) Luxco2 shall no longer be entitled to receive any amount under the Receivables and (ii) the Secured Party will inform the debtors of the security interest in the Receivables and/or the gage de premier rang over the Receivables and request such debtors to direct any payments under the Receivables directly to the Secured Party.

2.3                                                       Limitations on Grant of Security

The mortgages, charges and security interests granted and created in this Agreement (collectively the “Security Interests”) do not apply or extend to:

2.3.1                                                Excluded Collateral, but Luxco2 will stand possessed of the reversion remaining in Luxco2 of any leasehold premises in trust for the Secured Party to assign and dispose of it as the Secured Party or any buyer of those leasehold premises directs; and

2.3.2                                                any lease or other agreement which contains a provision which provides in effect that that lease or agreement may not be assigned, subleased, charged or encumbered without the leave, licence, consent or approval of the lessor or other party until that leave, licence, consent or approval is obtained, and the Security Interests will attach and extend to that lease or agreement as soon as the leave, licence, consent or approval is obtained.

2.4                                                       Intellectual Property

Nothing in Section 2.1 is to be construed as constituting an absolute transfer or assignment of any present or future Intellectual Property Rights, but that Section is to be construed as granting to the Secured Party a Security Interest in and a charge on all of Luxco2’s present and after-acquired Intellectual Property Rights.

2.5                                                       Attachment

Luxco2 and the Secured Party do not intend to postpone the attachment of the Security Interests or the gage de premier rang, except as provided in Section 2.3, and except as provided in that Section the Security Interests and the gage de premier rang will attach when:

2.5.1                                                this Agreement has been executed, or in the case of after-acquired property, that property has been acquired by Luxco2;

2.5.2                                                value has been given; and

2.5.3                                                Luxco2 has rights in the Collateral, or in the case of after-acquired property, acquires rights in the Collateral.

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ARTICLE 3
COVENANTS

3.1                   Covenants

Luxco2 covenants with the Secured Party that:

3.1.1                except for the Security Interests and the security interests created by the other Transaction Documents, Luxco2 is (and as to Collateral to be acquired after the date of this Agreement, will be) the owner of the Collateral free and clear of all liens, charges, claims, encumbrances, taxes or assessments;

3.1.2                except as permitted by the Purchase and Sale Agreement, Luxco2 will not sell, offer to sell, transfer, pledge or mortgage the Collateral, nor will Luxco2 permit the creation of any other security interest in the Collateral in favour of any person other than the Secured Party, without the prior written consent of the Secured Party;

3.1.3                Luxco2 will provide, upon request from the Secured Party, written information relating to any part of the Collateral, and the Secured Party will be entitled to inspect the tangible Collateral, including the Books and Records, wherever located. For this purpose the Secured Party will have access to all places where any part of the Collateral is located, and to all premises occupied by Luxco2; and

3.1.4                the Collateral, to the extent that it consists of tangible property, is and will be kept at the locations listed in Schedule 1, and none of the Collateral will be removed from those locations without the prior written consent of the Secured Party.

ARTICLE 4
RIGHTS UPON DEFAULT

4.1                   Security Interests Enforceable

The occurrence of a Seller Party Event of Default that is continuing will cause the Security Interests to become enforceable without the need for any action or notice by the Secured Party.

4.2                   Remedies

If the Security Interests become enforceable, the Secured Party will have, in addition to any other rights and remedies provided by law or in equity, the rights and remedies of a secured party under the PPSA, and those rights and remedies provided by this Agreement. In addition, the Secured Party may exercise any one or more of the following remedies:

4.2.1                the Secured Party may, either directly or indirectly or through its agents or nominees, exercise any or all of the powers and rights given to a Receiver pursuant to Section 4.2.3 of this Agreement, inclusive, and further may take possession of, collect, realize on, or enforce against the Collateral, and may sell, lease or otherwise

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dispose of the Collateral either as a whole or in separate parcels, at public auction, by public tender or by private sale, either for cash or on credit, and on such terms and conditions as the Secured Party may determine;

4.2.2                                                the Secured Party may take proceedings in any court of competent jurisdiction for the appointment of a Receiver, may sell or foreclose on the Collateral, and may take any other action, suit, remedy or proceeding authorized or permitted under this Agreement or by law or in equity in order to enforce the Security Interests;

4.2.3                                                the Secured Party may by instrument in writing appoint a Receiver on any terms as to remuneration and otherwise as the Secured Party thinks fit, and may remove and appoint a replacement for any Receiver, and any Receiver so appointed will have the power:

4.2.3.1                                       to take possession of, collect, demand, sue on, recover, receive, realize on or enforce against the Collateral, and for that purpose to give valid and binding receipts and discharges for and in respect of it, and take any proceedings in the name of Luxco2 or otherwise as may seem expedient;

4.2.3.2                                       to carry on or manage all or any part of the business of Luxco2;

4.2.3.3                                       to borrow money on the security of the Collateral in priority to this Agreement or otherwise for the purpose of the maintenance, preservation or protection of the Collateral, for carrying on or managing all or any part of the business of Luxco2 or for exercising any other power under this Agreement;

4.2.3.4                                       to sell, lease, accept surrenders of leases of or otherwise dispose of the Collateral in whole or in part, at public auction, by public tender or by private sale, either for cash or upon credit, at the time and upon any terms and conditions as the Receiver may determine; and

4.2.3.5                                       to make any arrangement or compromise which the Receiver thinks expedient.

4.2.4                                                If the Security Interests become enforceable, the Secured Party shall be entitled, without any prior notice (mise en demeure), to enforce the security over the Receivables by any means provided by the law of August 5, 2005 on financial collateral arrangements of Luxembourg, as amended.

4.2.5                                                In particular, the Secured Party may subject to the terms of the Purchase and Sale Agreement:

4.2.5.1                                       Appropriate any of the Receivables at their fair value as determined by the Secured Party or by an external auditor (réviseur d’entreprises agréé) appointed by the Secured Party , whose valuation shall be binding, save in case of manifest error.

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1.                             The Secured Party may, at its sole discretion, determine the date of appropriation of the Receivables, which, for the avoidance of doubt, may be a date before or after the date of evaluation of the Receivables.

2.                             The Secured Party may elect, at its sole discretion and in accordance with the terms of the Purchase and Sale Agreement, appoint another person to which the ownership of the receivables shall be transferred in lieu of the Secured Party, it being understood that such appointment shall not affect the Secured Party’s rights and obligations against Luxco2.

4.2.5.2                                       sell or cause the sale of any of the Receivables:,

or realise the Receivables in any other manner permitted by the law of August 5, 2005 on financial collateral arrangements of Luxembourg, as amended.

4.3                                                       Proceeds of Disposition

The Proceeds of the sale, lease or other disposition of the whole or any part of the Collateral will be applied to pay the amounts owed to the Secured Party under Section 5.13 and the Secured Obligations, and, if any surplus remains in the hands of the Receiver or the Secured Party, that surplus will be distributed as required by the PPSA.

4.4                                                       Deficiency

If the Proceeds of the realization of the Collateral are insufficient to fully pay the Secured Obligations to the Secured Party, Luxco2 will be liable to pay, and will immediately pay or cause to be paid, the deficiency to the Secured Party.

4.5                                                       Appointment of Attorney

Luxco2 appoints the Secured Party, and any officer or agent of the Secured Party, with full power of substitution, effective upon the occurrence of an Seller Party Event of Default, to be the attorney of Luxco2 with full power and authority in the place of Luxco2 and in the name of Luxco2 or in its own name, to take all appropriate action and to execute all documents and instruments as, in the opinion of the attorney acting reasonably, may be necessary or desirable to accomplish the purposes of this Agreement, and generally to use the name of Luxco2 and to do all things as may be necessary or incidental to the exercise of all or any of the powers conferred on the Secured Party under this Agreement. These powers are coupled with an interest and are irrevocable until this Agreement is terminated and the Security Interests are released. Nothing in this Section affects the right of the Secured Party or any other person, to sign and file or deliver (as applicable) all financing statements, financing change statements, notices, verification agreements and other documents relating to the Collateral and this Agreement as the Secured Party or the other person considers appropriate.

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4.6                                                       MPSA Shareholders’ Agreement

The Secured Party acknowledges and agrees that any enforcement and/or realization of any security interest created hereunder in respect of Luxco2’s Project Investments shall be subject to sections 5.5 and 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement) and the Secured Party further agrees that upon such enforcement and realization the Secured Party shall be bound by section 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as section 5.12.5 of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement), if it acquires such Project Investments.

ARTICLE 5
GENERAL

5.1                                                       No Automatic Discharge

This Agreement will not be or be considered to have been discharged by reason only of Luxco2 ceasing to be indebted or under any liability, direct or indirect, absolute or contingent, to the Secured Party.

5.2                                                       No Obligation to Advance

None of the preparation, execution or registration of notice of this Agreement will bind the Secured Party to advance the monies secured by this Agreement, nor will the advance of a part of the monies secured by this Agreement bind the Secured Party to advance any unadvanced portion of it.

5.3                                                       Security Additional

The Security Interests are in addition to and not in substitution for any other security now or in the future held by the Secured Party.

5.4                                                       Realization

Luxco2 acknowledges and agrees that the Secured Party may realize upon various securities securing the Secured Obligations or any part of them in any order that it sees fit, and realization by any means upon any security or part of it will not bar realization upon any other security or the Security Interests or any part of them.

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5.5                                                       Notices

Any notice, demand, request, consent, approval or other communication which is required or permitted under this Agreement will be made or given by the Parties on the terms set out in the Purchase and Sale Agreement.

5.6                                                       Severability

Each provision of this Agreement is distinct and severable. If any provision of this Agreement, in whole or in part, is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that provision will not affect the legality, validity or enforceability of the remaining provisions of this Agreement, or the legality, validity or enforceability of that provision in any other jurisdiction.

5.7                                                       Dispute Resolution

Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the Purchase and Sale Agreement.

5.8                                                       Amendment and Waiver

No supplement, modification, amendment, waiver, discharge or termination of this Agreement is binding unless it is executed in writing by the Party to be bound. No waiver of, failure to exercise or delay in exercising, any provision of this Agreement constitutes a waiver of any other provision (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

5.9                                                       Further Assurances

Each Party will, at the requesting Party’s cost, execute and deliver any further agreements and documents and provide any further assurances as may be reasonably required by the other Party to give effect to this Agreement and, without limiting the generality of the foregoing, will do or cause to be done all acts and things, execute and deliver or cause to be executed and delivered all agreements and documents and provide any assurances, undertakings and information as may be required from time to time by all Governmental Authorities having jurisdiction over the affairs of a Party or as may be required from time to time under applicable securities legislation.

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5.10                                                Conflicting Provisions

This Agreement shall be construed in accordance with the Purchase and Sale Agreement. If any provision of this Agreement conflicts with the Purchase and Sale Agreement, the Purchase and Sale Agreement shall prevail.

5.11                                                Assignment

Neither this Agreement nor any rights or obligations under this Agreement may be assigned by Luxco2 or the Secured Party without the prior consent of the other Party or in accordance with the Purchase and Sale Agreement.

5.12                                                Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

5.13                                                Payment of Costs

Luxco2 agrees to pay on demand all costs and expenses incurred (including legal costs and disbursements on a 100 percent, complete indemnity basis) and fees charged by Secured Party in connection with obtaining or discharging this Agreement, establishing or confirming the priority of the charges created by this Agreement or by law, or complying with any demand by any person under the PPSA to amend or discharge any registration relating to this Agreement, and by the Secured Party or any Receiver in exercising any remedy under this Agreement (including preserving, repairing, processing, preparing for disposition and disposing of the Collateral by sale, lease or otherwise) and in carrying on Luxco2’s business. All of those amounts will bear interest from time to time at the highest interest rate then applicable to any of the Secured Obligations, and Luxco2 will reimburse Secured Party upon demand for any amount so paid.

5.14                                                Extensions

The Secured Party may grant extensions of time and other indulgences, take and give up security, accept compositions, compound, compromise, settle, grant releases and discharges, refrain from perfecting or maintaining perfection of security interests and otherwise deal with Luxco2, account debtors of Luxco2, sureties and others and with the Collateral and other security interests as the Secured Party may see fit without prejudice to the liability of Luxco2 or to the Secured Party’s right to hold and realize on the security constituted by this Agreement.

5.15                                                Electronic Delivery

This Agreement may be executed and delivered by facsimile or functionally equivalent electronic means.

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5.16                                                Acknowledgment and Waiver

Luxco2 acknowledges receiving a copy of this Agreement.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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Each of the Parties has executed and delivered this Agreement, as of the date noted at the beginning of the Agreement.

INMET PANAMA II S.A.

Per:
Name:
Title:

FRANCO-NEVADA (BARBADOS) CORPORATION

Per:
Name:
Title:

13

Execution

SCHEDULE 1

LOCATIONS OF COLLATERAL

This is Schedule N to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Pledge to be executed by Luxco1

Please see attached

SHARE PLEDGE AGREEMENT

August 20, 2012

between

INMET PANAMA I S.à rl

as Pledgor

and

FRANCO-NEVADA (BARBADOS)

CORPORATION

as Secured Party

and

INMET PANAMA II S.A.

as Company

TABLE OF CONTENTS

Clause		Page

1	DEFINITIONS	3

2	CONSTRUCTION	5

3	PLEDGE	6

4	PERFECTION AND REGISTRATION	6

5	VOTING AND DIVIDEND RIGHTS	6

6	EFFECTIVENESS	7

7	REPRESENTATIONS AND WARRANTIES	8

8	UNDERTAKINGS	8

9	FURTHER ASSURANCES	10

10	ENFORCEMENT	10

11	APPLICATION OF PROCEEDS	11

12	RELEASE	12

13	WAIVERS	12

14	LIABILITY AND INDEMNITY	12

15	COSTS AND EXPENSES	13

16	POWER OF ATTORNEY	13

17	DELEGATION	13

18	AMENDMENT	13

19	NOTICES	13

20	SUCCESSORS	13

21	SEVERABILITY	14

22	ENTIRE AGREEMENT	14

23	CONFLICTING PROVISIONS	14

24	GOVERNING LAW	14

25	JURISDICTION	14

26	COUNTERPARTS	14

THIS SHARE PLEDGE AGREEMENT (the Agreement, as defined below) is dated August 20, 2012 and made between:

(1)                                  INMET PANAMA I S.à rl, a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg), under number B-168.740 (the Pledgor); and

(2)                                  FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation governed by the laws of Barbados, having its registered office at 2nd Floor, Cedar Court, Wildey Business Park, Wildey, St. Michael, registered with the Corporate Affairs and Intellectual Property Office, under number 30944, (the Secured Party); and

(3)                                  INMET PANAMA II S.A., a Luxembourg public limited company (société anonyme), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B-168.868 (the Company).

WHEREAS:

(A)                              The Pledgor owns [Number of shares redacted] ( ) shares in the Company, having a nominal value of USD 1.- each, representing 100% of the issued share capital of the Company.

(B)                                The Pledgor has guaranteed the obligations of the Seller and the Company in connection with the Purchase and Sale Agreement (as defined below) pursuant to a guarantee dated on or around the date hereof granted by the Pledgor in favour of the Secured Party (the Guarantee).

(C)                                The Pledgor has agreed to enter into this Agreement in connection with the Purchase and Sale Agreement (as defined below) as security for its obligations under the Guarantee.

IT IS AGREED as follows:

1                                         DEFINITIONS

1.1                                 Capitalised terms used but not defined in this Agreement (including in the recitals hereto) shall have the same meaning as in the Purchase and Sale Agreement.

1.2                                 In this Agreement, unless otherwise indicated or the context requires otherwise:

Agreement	means this share pledge agreement.

Business Day	means a day (other than a Saturday or a Sunday) on which banks are open for general business in Luxembourg.

Dividends

means, in relation to any Share, all present and future dividends and distributions of any kind and any other sums received or receivable in respect of that Share (including any redemption amounts, payments of share premium, reserves and liquidation proceeds) as well as any other rights, title, interest or other payments accruing or offered in respect of that Share.

Enforcement Event	means a Seller Party Event of Default.

Law	means the Luxembourg law of 5 August 2005 on financial collateral arrangements.

Luxembourg	means the Grand Duchy of Luxembourg.

Obligor	means any Inmet Party and/or MPSA.

Party	means the Pledgor, the Secured Party and the Company.

Pledge	means the first ranking pledge (gage de premier rang) granted by the Pledgor over the Pledged Assets in favour of the Secured Party in accordance with the terms of this Agreement.

Pledged Assets	means the Shares and the Dividends.

Purchase and Sale Agreement	means the purchase and sale agreement, dated on or about the date hereof, entered into between, inter alia, the Secured Party as purchaser and the Seller.

Register	means the Company’s register of shares.

Reorganisation and Winding-up

means amalgamation, merger, consolidation or any other type of corporate reconstruction, suspension of payments (sursis de paiement), controlled management (gestion contrôlée), composition with creditors (concordat préventif de la faillite), bankruptcy (faillite), liquidation, dissolution or any similar Luxembourg or foreign proceedings affecting the rights of creditors generally.

Rights of Recourse

means any right, action or claim the Pledgor may have (whether by way of subrogation, indemnification or otherwise) against any other Obligor which has granted security or guarantee, or is liable, for all or part of the Secured Obligations, including the Pledgor’s right of recourse against any such Obligor under articles 1251 3° and 2028 et seq. of the Luxembourg Civil Code and any other right, action, claim or defence the Pledgor may have under articles 2037 et seq. of the Luxembourg Civil Code.

Secured Obligations

means all present and future debts, obligations and liabilities, in any currency (whether actual or contingent, owed jointly or jointly and severally or in any other capacity whatsoever and whether in principal, interest, costs, expenses or otherwise) due, owing or incurred by the Pledgor to the Secured Party under the Guarantee.

Shares

means all present and future shares or other interests in the Company, held now or at any time by the Pledgor, including all the [Number of shares redacted] ( ) shares (actions), and any other shares of capital stock,securities, interests or instruments, and assignments of any amounts due or to become due, and all other instruments issued by the Company and held by the Pledgor.

2                                         CONSTRUCTION

2.1                                 Unless otherwise stated or the context requires otherwise, any reference in this Agreement to:

(a)                    any document or agreement are references to that document or agreement as amended, supplemented, novated, restated or re-enacted from time to time;

(b)                   including is not to be construed restrictively, but should be construed as being without limitation, and the word include and its derivatives are construed accordingly;

(c)                    a Party includes its successors, permitted assignees and transferees or novated parties;

(d)                   a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(e)                    a law is a reference to that law as amended or re-enacted; and

(f)                      any reference to the Agreement is a reference to this Agreement including its recitals and schedules (if any).

2.2                                 The principles of construction set out in article 1.2 of the Purchase and Sale Agreement shall apply to this Agreement.

2.3                                 Luxembourg legal concepts are expressed in English terms which may not correspond to the original French or German terms related thereto.

2.4                                 Clause and Schedule headings are for reference purposes only and references to Clauses and Schedules are references to Clauses and Schedules of this Agreement.

2.5                                 Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

3                                         PLEDGE

3.1                                 As security for the due and full payment, performance and discharge of the Secured Obligations, the Pledgor hereby grants a continuing first-ranking pledge (gage de premier rang) over the Pledged Assets, in favour of the Secured Party.

3.2                                 The Secured Party and the Company hereby accept the Pledge.

4                                         PERFECTION AND REGISTRATION

4.1                                 In accordance with article 5 of the Law, the Pledgor shall enter the Pledge in the Register on the date of this Agreement by using the following wording:

“Pursuant to a share pledge agreement (the Share Pledge Agreement) dated • and entered into by Inmet Panama I S.à rl as pledgor (the Pledgor), Franco-Nevada (Barbados) Corporation as Secured Party (the Secured Party) and Inmet Panama II S.A., the Pledgor has granted a first-ranking pledge (gage de premier rang) over the Pledged Assets (as defined in the Share Pledge Agreement), including the shares numbered 1 through [Number of shares redacted], in favour of the Secured Party.”

4.2                                 On the date of this Agreement, the Pledgor shall provide the Secured Party, with a copy of the Register evidencing the above entry. If any Shares are issued to the Pledgor after the date of this Agreement, the Company shall immediately reiterate the above formalities and provide the Secured Party with an updated copy of the Register.

4.3                                 The Parties appoint and instruct any director of the Company or any lawyer or employee of Kaufhold Ossola & Associés, each acting and signing individually (with full power of substitution) to enter the Pledge in the Register.

4.4                                 Without prejudice to the above, the Pledgor irrevocably authorises and empowers the Secured Party (with full power of substitution) to take or cause any steps to be taken to perfect this Pledge.

5                                         VOTING AND DIVIDEND RIGHTS

5.1                                 Prior to the occurrence of an Enforcement Event

Until the occurrence of an Enforcement Event which is continuing and subject to the

Purchase and Sale Agreement which, if in conflict herewith, shall prevail, the Pledgor shall be entitled to exercise or direct the exercise of the voting rights and any other rights attached to the Shares, provided that no vote shall be cast which would:

(a)                    adversely affect the validity or enforceability of the Pledge or the rights of the Secured Party under this Agreement; or

(b)                   be in breach of, or conflict with, the Transaction Documents.

5.2                                 After the occurrence of an Enforcement Event

Upon the occurrence of an Enforcement Event which is continuing, only the Secured Party shall be entitled to exercise or direct the exercise of the voting rights or any other rights attached to the Shares (including but not limited to the right to receive and retain all Dividends) in any way it deems fit for the purpose of protecting or enforcing its rights under this Agreement and in connection therewith the Secured Party shall be entitled to send a notice to the Company (with a copy to the Pledgor) to that effect. Upon the occurrence of an Enforcement Event which is continuing, the Pledgor shall no longer be entitled to exercise or direct the exercise of the voting rights or any other rights attached to the Shares, unless authorised by the Secured Party.

6                                         EFFECTIVENESS

6.1                                 The Pledge shall be a continuing first ranking pledge (gage de premier rang) and shall not be considered as satisfied, discharged or prejudiced by an intermediate payment, satisfaction or settlement of any part of the Secured Obligations, but shall remain in full force until it has been released in accordance with this Agreement.

6.2                                 The Secured Party’s rights pursuant to this Agreement are cumulative, additional to and independent of those provided by law or by any agreement with, or any other security in favour of, the Secured Party in respect of the Secured Obligations. The Pledge shall not be prejudicial to, or prejudiced by, any other right, security interest or remedy which the Secured Party may have, now or at any time in the future, in respect of the Secured Obligations.

6.3                                 The Pledge shall not be prejudiced by any period of time, concession, right of abstention or delay granted to anyone by the Secured Party for perfecting or enforcing any security interests, rights or remedies that the Secured Party may have, now or at any time in the future, from or against the Pledgor, the Company or any other party.

6.4                                 No failure or delay by the Secured Party to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such rights or remedies preclude any other or future exercise thereof or the exercise of any other right or remedy.

6.5                               Neither the Pledgor’s obligations, nor the rights, powers and remedies granted to the Secured Party by this Agreement or by law, nor the Pledge, shall be discharged, impaired or otherwise affected by:

(a)                                 any amendment, novation, waiver or release of any Secured Obligations or any Transaction Documents;

(b)                                 any failure to take, or to take in full, any security contemplated by the Transaction Documents or otherwise agreed to be taken in respect of the obligations of the Pledgor, the Company or any other Obligor under the Transaction Documents;

(c)                                  any failure to realise or to realise in full the value of any security taken in respect of the obligations of the Pledgor, the Company or any other Obligor under the Transaction Documents;

(d)                                 a partial enforcement of this Pledge;

(e)                                  any release (in full or in part), exchange or substitution of any security taken in respect of the obligations of the Pledgor, the Company or any other party under the Transaction Documents; or

(f)                                   any other act, event or omission which might discharge or affect any of the obligations of the Pledgor, the Company and any other Obligor under this Agreement, or any of the rights and remedies conferred upon the Secured Party by the Transaction Documents, this Agreement or by any applicable law.

7                                         REPRESENTATIONS AND WARRANTIES

The Pledgor represents and warrants to the Secured Party that:

(a)                                 the Shares are validly issued, subscribed and fully paid-up and constitute, on the date of this Agreement, one hundred percent (100%) of the Company’s share capital;

(b)                                 the Shares are and shall remain in registered form; and

(c)                                  the Register is and shall remain at the registered office of the Company in Luxembourg.

8                                         UNDERTAKINGS

8.1                               The Pledgor hereby undertakes, save as otherwise permitted under the Transaction Documents:

(a)                                 to subscribe for every increase in the Company’s share capital such that it always holds 100% of the issued and outstanding shares in the Company, subject to the Purchase and Sale Agreement;

(b)                                 to assist the Secured Party in exercising any of its rights and powers under this Agreement;

(c)                                  to assist the Secured Party in obtaining any necessary approvals and authorisations from any relevant persons in order to enforce the Pledge;

(d)                                 not to amend the Company’s articles of association without the Secured Party’s prior written consent;

(e)                                  not to lease, sell, dispose of, pledge or otherwise encumber, all or any part of the Pledged Assets or any interest therein to anyone other than (i) pursuant to this Agreement; and (ii) pursuant to and in accordance with the Purchase and Sale Agreement;

(f)                                   to take whatever action necessary to maintain the validity, perfection and enforceability of the Pledge and to enable the Secured Party to exercise its rights under this Agreement;

(g)                                  not to take or permit to be taken, any action which could potentially adversely affect the validity, perfection or enforceability of the Pledge and to immediately inform the Secured Party of any event which could potentially have the same effect;

(h)                                 not to distribute any Dividends if prohibited under the Purchase and Sale Agreement;

(i)                                     to notify the Secured Party of any future Shares to be issued by the Company; and

(j)                                    until the release of this Agreement in accordance with the Purchase and Sale Agreement, the Pledgor shall not, after a claim has been made or by virtue of any payment made, security realised or moneys received hereunder for the account of the liabilities of any other party:

i.                                          be subrogated to any rights, security or moneys held, received or receivable by the Secured Party or be entitled to any right of contribution or indemnity;

ii.                                      receive claims or have the benefit of payments, distributions or security from or on account of any party to this Agreement, or exercise any rights of set-off as against such other party to this Agreement, other than as permitted by the Purchase and Sale Agreement or this Agreement;

iii.                                   exercise any Rights of Recourse or any other rights against any person, company and/or entity in any manner (including for the avoidance of doubt, by way of provisional measures such as provisional attachment (saisie arret conservatoire) or by way of set off) or take any action or do anything in relation to such Rights of Recourse or other similar rights, for as long as any amount under the Secured Obligations remains outstanding.

8.2                               The Company hereby undertakes to:

(a)                                 maintain the up-to-date Register at its registered office;

(b)                                 assist the Secured Party in exercising any of its rights and powers under this Agreement;

(c)                                  assist the Secured Party in obtaining any necessary approvals and authorisations from any relevant persons in order to enforce the Pledge; and

(d)                                 not to distribute any Dividends if prohibited under the Purchase and Sale Agreement.

9                                         FURTHER ASSURANCES

The Pledgor and the Company shall execute and perform forthwith whatever the Secured Party may require:

(a)                                 for the perfection, protection or exercise of any right, power, authority or discretion conferred on the Secured Party under this Agreement; or

(b)                                 to facilitate the enforcement of any such rights or any part thereof.

10                                  ENFORCEMENT

10.1                        Upon the occurrence of an Enforcement Event which is continuing, in addition to the remedies set out in Article 11 of the Purchase and Sale Agreement, the Secured Party shall be entitled, subject to the terms of the Purchase and Sale Agreement and Section 5.5 MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as section 5.5 of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement), without any prior notice (mise en demeure), to enforce the Pledge by any means provided by the Law.

10.2                        In particular, the Secured Party may, subject to the terms of the Purchase and Sale Agreement and Section 5.5 and Section 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement):

(a)                                 appropriate any of the Pledged Assets:

(i)                                    at their fair value as determined by the Secured Party or by an external auditor (réviseur d’entreprises agréé) appointed by the Secured Party, whose valuation shall be binding, save in case of manifest error; or

(ii)                                 in respect of all other Pledged Assets that constitute financial instruments admitted to trading on the Luxembourg Stock Exchange or a foreign stock exchange, or are traded on a regulated market which operates regularly and is recognised and open to the public, at their prevailing market price.

In respect of any such appropriation, the Secured Party may, at its sole discretion, determine the date of appropriation of the Pledged Assets, which, for the avoidance of doubt, may be a date before or after the date of evaluation of the Pledged Assets.

In addition, subject to the terms of the Purchase and Sale Agreement and Section 5.5 MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as section 5.5 of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement), the Secured Party may elect, at its sole discretion, to appoint another person to which the ownership of the Pledged Assets shall be transferred in lieu of the Secured Party, it being understood that such appointment shall not affect the Secured Party’s rights and obligations against the Pledgor;

(b)                                 sell or cause the sale of any of the Pledged Assets:

(i)                                     on the Luxembourg Stock Exchange or any foreign stock exchange;

(ii)                                  by public sale; or

(iii)                               in a private transaction at arm’s length conditions (conditions commerciales normales);

(c)                                  enforce the Pledged Assets by way of set-off;

(d)                                 request a Luxembourg court to be assigned title to the Pledged Assets for discharge of all or part of the Secured Obligations as determined by an expert; or

(e)                                  realise the Pledged Assets in any other manner permitted by the Law.

10.3                        The Secured Party acknowledges and agrees that any enforcement and/or realization of any security interest created hereunder in respect of Pledgor’s Project Investments shall be subject to sections 5.5 and 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement) and the Secured Party further agrees that upon such enforcement and realization the Secured Party shall be bound by section 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as section 5.12.5 of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement), if it acquires such Project Investments.

11                                   APPLICATION OF PROCEEDS

Any monies received by the Secured Party upon enforcement of the Pledge or otherwise pursuant to this Agreement shall be applied against any outstanding Secured Obligations in accordance with the Transaction Documents.

12                                  RELEASE

12.1                        If the Secured Party is satisfied that all the Secured Obligations have been irrevocably and unconditionally paid and discharged in full, the Secured Party shall, upon written request by the Pledgor, release the Pledge and discharge the Pledgor from its obligations under this Agreement. The Secured Party and the Pledgor shall inform the Company of the release and instruct it to record the release of the Pledge in the Register.

12.2                        If after the release of the Pledge (i) any payment made by the Pledgor in respect of the Secured Obligations is declared null and void or (ii) the Purchase and Sale Agreement is re-instated in accordance with Article 6.4 of the Purchase and Sale Agreement, the Pledgor shall immediately grant a new pledge over the Pledged Assets subject to the same terms and conditions as the Pledge, until the Secured Obligations have been irrevocably and unconditionally paid and discharged in full.

12.3                        The Secured Party agrees that, in the event that any of the Pledged Assets are transferred pursuant to and in accordance with Section 8.8(b) of the Purchase and Sale Agreement, the Secured Party shall release such transferred Pledged Assets from the security interest created by this Pledge provided that Section 8.8 of the Purchase and Sale Agreement is complied with.

13                                  WAIVERS

13.1                        The Pledgor hereby expressly waives any Rights of Recourse or any other similar rights (including by way of provisional measures such as provisional attachment (saisie-conservatoire) or by way of set-off) and any claim, rank, prove or vote as creditor of any party to this Agreement for its estate in competition with the Secured Party, except as permitted by the Secured Party. This Clause shall remain in full force and effect, notwithstanding any discharge or release (whether partial or in full) of the Secured Obligations or any termination of this Agreement.

13.2                        The Pledgor expressly waives any right it may have of first requiring the Secured Party to proceed against any other Obligor or enforce any guarantee or any other security taken in respect of the Secured Obligations before enforcing the Pledge, including any rights and defences under articles 2021 et seq. (including for the avoidance of doubt, article 2037) of the Luxembourg Civil Code.

14                                  LIABILITY AND INDEMNITY

The Secured Party shall not be liable for any losses, liabilities or damages (including legal fees) (i) suffered by the Pledgor arising under this Agreement or (ii) arising in connection with the exercise of any of its rights, powers or discresions under this Agreement, except insofar as they have been caused by the Secured Party’s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

15                                  COSTS AND EXPENSES

The Pledgor shall bear all costs, fees, duties and other amounts arising under this Agreement (including legal fees), in particular expenses regarding the negotiation, preparation, execution, enforcement, preservation of any rights or release under or in connection with this Agreement.

16                                  POWER OF ATTORNEY

16.1                        The Pledgor irrevocably and unconditionally grants the Secured Party power of attorney (with full power of substitution) to execute all documents and perform whatever actions the Secured Party may deem necessary to (i) carry out any of the Pledgor’s obligations under this Agreement, or (ii) exercise any of the rights conferred on the Secured Party under this Agreement or by law.

16.2                        The Pledgor hereby agrees to ratify and confirm all actions performed and all documents executed by the Secured Party in the exercise of this power of attorney.

17                                  DELEGATION

The Secured Party may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discresions which are for the time being exercisable by the Secured Party under this Agreement in relation to the Pledged Assets or any part thereof. Any such delegation may be made upon such terms (including power to sub-delegate) and subject to such regulations as the Secured Party may think fit.

18                                  AMENDMENT

None of the provisions of this Agreement may be waived, altered or amended, except by a written agreement, duly executed by all Parties.

19                                  NOTICES

Any notice or other communication in connection with this Agreement shall be given in accordance with the relevant provisions of the Purchase and Sale Agreement.

20                                  SUCCESSORS

20.1                        This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Secured Party. In the case of an assignment, transfer or novation by the Secured Party to one or several transferees, of all or any part of its rights or obligations under the Transaction Documents, the Secured Party shall preserve all its rights under this Agreement, as expressly permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the Pledge shall automatically, and without any formality, benefit to any such transferees.

20.2                        The Pledgor may not assign any of its rights under this Agreement. The Secured Party may assign the benefit of the Pledge and, in general, all or any part of its rights and obligations under this Agreement without affecting the Pledge. Such assignment shall be enforceable towards the Pledgor and the Company in accordance with to article 1690 of the Luxembourg Civil Code. Upon notification by the Secured Party to the Company of the assignment of the Pledge, the Company undertakes to immediately register, as the case may be, the new beneficiary of the Pledge (as new Secured Party) in the Register.

21                                  SEVERABILITY

21.1                        The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

(a)                                 in that jurisdiction, of any other provision of this Agreement, or

(b)                                 in any other jurisdiction, of that or any other provisions of this Agreement.

21.2                        The illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

22                                  ENTIRE AGREEMENT

This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

23                                  CONFLICTING PROVISIONS

This Agreement shall be construed in accordance with the Purchase and Sale Agreement. If any provision of this Agreement conflicts with the Purchase and Sale Agreement, the Purchase and Sale Agreement shall prevail unless contrary to Luxembourg law.

24                                  GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with, Luxembourg law.

25                                  JURISDICTION

Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the Purchase and Sale Agreement.

26                                  COUNTERPARTS

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same Agreement.

SIGNATURE PAGE OF THE SHARE PLEDGE AGREEMENT

The Parties have executed this Agreement in three original copies on the day and year first above written.

Pledgor
INMET PANAMA I S.À R.L.

By:

Title:

Secured Party
FRANCO-NEVADA (BARBADOS) CORPORATION

By:

Title:

Company
INMET PANAMA II S.A.

By:

Title:

This is Schedule O to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Pledge to be executed by Luxco2

Please see attached

EXECUTION VERSION

PLEDGE AGREEMENT

dated as of

August       , 2012

between

INMET PANAMA II S.A.

as Collateral Guarantor,

and

FRANCO-NEVADA (BARBADOS) CORPORATION

As Purchaser

08/16/2012

PLEDGE AGREEMENT (hereinafter, the “Pledge Agreement”), dated as of August    , 2012 entered into between:

a)              EMMANUEL REVEILLAUD, acting for and on behalf of INMET PANAMA II S.A., a limited company existing under the laws of the Grand Duchy of Luxembourg (hereinafter “LUXCO2” or the “Collateral Guarantor”); and

b)             TREBOL CARMICHAEL, acting for and on behalf of FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation existing under the laws of Barbados (hereinafter the “Purchaser”),

WHEREAS

1.               That on August        , two thousand twelve (2012), the Seller entered into a Purchase and Sale Agreement (as amended, restated, modified, supplemented or replaced, hereinafter, the “PSA”) with FRANCO-NEVADA (BARBADOS) CORPORATION as Purchaser, whose terms, conditions and modifications, form or will form, an integral part of the Transaction Documents (as said term is defined below) and of this Pledge Agreement.

2.               That Minera Panamá, S.A. (the “Seller”) is the sole owner of the Concession as defined in the PSA and is developing the Project “Mina de Cobre Panamá” as is described in the PSA;

3.               That Collateral Guarantor owns 80% of the outstanding shares of MPSA; and

4.               That it is a condition under the PSA that the Collateral Guarantor, and the Purchaser shall have entered into this Pledge Agreement dated as of the date of the PSA.

THE PARTIES, HEREBY enter into this Pledge Agreement and constitute a pledge subject to the following terms and conditions:

ARTICLE I

DEFINITIONS

SECTION 1.01 Definition of Certain Terms.  Capitalized terms used and not otherwise defined in this Pledge Agreement and in the recitals to this Pledge Agreement have the meanings given to them in the PSA. In addition to the terms already described in the recitals of this Pledge Agreement and unless the context requires otherwise, for the purposes of this Pledge Agreement, the following terms written with initial capital letters shall have the following meanings:

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“Pledge Agreement” means this Pledge Agreement entered into by the Purchaser and the Collateral Guarantor.

“Pledged Collateral” means, the Collateral Guarantor’s present and future rights, title and interest in and to all of the following property:

(a)     All issued and outstanding shares of capital stock or other interests in the Seller identified in Schedule “A” to this Pledge Agreement;

(b)    All other Pledged Shares issued from time to time;

(c)     All other shares of capital stock, all other securities, all assignments of any amounts due or to become due, and all other instruments, which are now delivered by the Collateral Guarantor to the Purchaser or may in future be delivered by the Collateral Guarantor to the Purchaser for the purpose of pledge under this Pledge Agreement;

(d)    All Distributions, interest, and other payments and rights with respect to any of the above; and

(e)     All proceeds of any of the above.

“Pledged Shares” means, [Number of shares redacted] Class A Common Shares, representative of the capital stock of the Seller owned by the Collateral Guarantor and represented by Share Certificate No. 16, dated August         , 2012 and 10,000 Class A Special Shares representative of the capital stock of the Seller owned by the Collateral Guarantor and represented by Share Certificate No. 18, dated August        , 2012, together with all other shares of the capital stock of the Seller or other interests in the Seller now owned or hereafter acquired by the Collateral Guarantor from time to time. “Secured Obligations” means all indebtedness, liabilities and obligations (including but not limited to performance obligations) of the Seller and/or the Collateral Guarantor owed to the Purchaser, however, whenever and wherever incurred, whether direct, indirect, present or future, liquidated or unliquidated, matured or unmatured, absolute or contingent, under the PSA and the guarantee from the Collateral Guarantor in favour of the Purchaser (the “Collateral Guarantee”), including (and without duplication), in the event of any proceeding for the collection or enforcement of the Secured Obligations after a Seller Party Event of Default shall have occurred and be continuing and unwaived, the expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on the Pledged Collateral or any other collateral under the Security Agreements, or of any exercise by the Purchaser of its rights under the PSA, together with attorneys’ fees and court costs.

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SECTION 1.02 Certain Rules of Interpretation. Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires:

a)          The terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Pledge Agreement in its entirety and not to any particular provision hereof.

b)         References to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Pledge Agreement unless specifically stated otherwise.

c)          Headings of Articles and Sections are inserted for convenience of reference only and shall not affect the construction or interpretation of this Pledge Agreement.

d)         Where the word “including” or “includes” is used in this Pledge Agreement, it means “including without limitation” or “includes without limitation”.

e)          The language used in this Pledge Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

f)            Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

g)         References to a person in this Pledge Agreement refer to such person and their legal successors, assigns (excluding any person who acquires any rights of MPSA through an Expropriation or other unlawful seizure), heirs, executors, administrators, estate, trustees and personal or legal representatives.

h)         Reference to (i) this Pledge Agreement is to be construed as a reference to this Agreement as it may be amended, modified, restated, supplemented or extended from time to time, and (ii) any other agreement is to be construed as a reference to that agreement as it may be amended, modified, restated, supplemented, extended, replaced or superseded from time to time.

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i)             A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, any reference to a statute or regulation includes the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

j)             Time is of the essence in the performance of the Parties’ respective obligations under this Pledge Agreement.

k)          Unless specified otherwise in this Pledge Agreement, all statements or references to dollar amounts in this Agreement are to United States of America dollars.

l)             The following Annexes are attached to and form part of this Agreement:

a.               Annex A (Form of Share Endorsement)

ARTICLE II

SECURED OBLIGATIONS

SECTION 2.01 Obligations Secured by the Pledge. This pledge is made for the benefit of the Purchaser in order to secure the complete and timely compliance, payment and performance by the Seller and/or the Collateral Guarantor of the Secured Obligations.

ARTICLE III

EXTENSION OF THE PLEDGE

SECTION 3.01 Constitution of the Pledge. In order to secure the strict fulfillment, and the complete and timely performance of any and all of the Secured Obligations, the Collateral Guarantor hereby pledges in favor of the Purchaser the Pledged Collateral.

SECTION 3.02 Completion of the Pledge. With the purpose of completing the pledge of the Pledged Collateral, on the date of the execution of this Pledge Agreement:

a)                                                              the Collateral Guarantor shall deliver to the Purchaser the original share certificates representing the Pledged Shares, which certificates shall be accompanied by an endorsement by way of a separate instrument, duly executed using the draft attached as Annex A to this Pledge Agreement;

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b)                                                             the Collateral Guarantor shall deliver to the Purchaser a certification issued by the Secretary of the Seller in which the Seller shall confirm that it has noted the pledge of the Pledged Shares in the Seller’s Share Register; and

c)                                                              The Collateral Guarantor shall deliver a certified copy of the Register of Shares of the Seller to the Purchaser with entries corresponding to the creation of this pledge.

SECTION 3.03 Additional Shares.  If, following the date of this Pledge Agreement, (whether due to the purchase of additional shares or the issuance of new shares by the Seller), the Collateral Guarantor acquires additional Pledged Collateral said additional Pledged Collateral shall automatically be subject to the present Pledge Agreement and the Collateral Guarantor will be bound to issue any documents and do anything requested by the Purchaser in order to complete the pledge of said additional Pledged Collateral stating that the same are Pledged Collateral for the purposes of this Pledge Agreement, including but not limited to the following:

a)                                                              the Collateral Guarantor shall deliver to the Purchaser any additional share certificates representing the Pledged Collateral, which certificates shall be accompanied by an endorsement by way of a separate instrument, duly executed using the draft attached as Annex A to this Pledge Agreement;

b)                                                             the Collateral Guarantor shall deliver to the Purchaser a certification issued by the Secretary of the Seller in which the Seller shall confirm that it has noted the pledge of the additional Pledged Collateral in the Seller’s Share Register; and

c)                                                              The Collateral Guarantor shall deliver a certified copy of the Register of Shares of the Seller to the Purchaser with entries corresponding to the creation of this pledge and the additional Pledged Collateral.

SECTION 3.05 Voting Rights.  Prior to the occurrence of a Seller Party Event of Default or until the occurrence and continuance of a Seller Party Event of Default which is continuing and, subject to the PSA which, if in conflict herewith, shall prevail, the Collateral Guarantor shall be entitled to exercise or direct the exercise of the voting rights and any other rights attached to the Pledged Shares, provided that no vote shall be case which would: (a) adversely affect the validity or enforceability of the Pledge or the rights of the Purchaser under this Agreement; or (b) be in breach of, or conflict with, the Transaction Documents.

SECTION 3.06 Continuity of the Pledge.  The pledge of the Pledged Collateral pursuant to this Pledge Agreement:

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a)              shall be binding upon the Collateral Guarantor and their successors and assigns; and

b)             shall enure to the benefit of the Purchaser, as well as in favor of and to the benefit of their respective successors and assigns.

SECTION 3.07 Obligations are Absolute.  All the obligations of the Collateral Guarantor pursuant to this Pledge Agreement are absolute and unconditional and shall remain in full force and effect and shall not be discharged, cancelled, suspended, terminated or in any other way negated by any fact, circumstance or condition, including:

a)              the renewal, extension, amendment or modification of the PSA or any other Transaction Documents, or the assignment thereof;

b)             the waiver of any right or consent to the partial performance of any obligations of the Seller or the Collateral Guarantor pursuant to the PSA, the other Transaction Documents and this Pledge Agreement;

c)              the constitution of any additional security or the discharge of any other security;

d)             the invalidity or unenforceability of the Secured Obligations, up to the maximum permitted by law; and

e)              the insolvency, bankruptcy, arrangement with creditors, dissolution or liquidation, or restructuring of the Purchaser, the Seller and/or the Collateral Guarantor.

SECTION 3.08 Termination of the Pledge.

a)              This Pledge Agreement shall terminate (except for any obligations acquired pursuant to Sections 6.04 and 8.01 of this Pledge Agreement, which shall survive said termination) when all the Secured Obligations are irrevocably and unconditionally paid and discharged in full and completed to the satisfaction of the Purchaser or upon termination of the PSA in accordance with Section 6.2 of the PSA, and from said moment, at the request of the Collateral Guarantor, if any Pledged Collateral exists which has not been enforced such Pledged Collateral shall be returned by the Purchaser to the Collateral Guarantor, and the Purchaser shall sign (without incurring any liability on there for and at the expense of the Collateral Guarantor) any document and do anything reasonably required in the opinion of the Purchaser in order to release the pledge of the

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Pledged Collateral, including, to inform the Seller of the release of the pledge.

b)             If after the termination of this Pledge Agreement (i) any payment made by the Collateral Guarantor and/or the Seller in respect of the Secured Obligations is declared null and void, or (ii) the PSA is re-instated in accordance with Article 6.4 of the PSA, the Collateral Guarantor shall immediately grant a new pledge over the Pledged Collateral subject to the same terms and conditions as this Pledge Agreement, until the Secured Obligations have been irrevocably and unconditionally paid and discharged in full.

ARTICLE IV

ENFORCEMENT OF THE PLEDGE

SECTION 4.01 Enforcement of the Pledge. Subject to the terms and conditions of the PSA (including, without limitation Section 8.8 thereof) and Section 5.5 and Section 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as Sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the PSA), the Purchaser shall be entitled to take any or all of the following actions following the occurrence and during the continuance of a Seller Event of Default (and the Seller and the Collateral Guarantor hereby irrevocably authorizes the Purchaser to take any and all such action) and without limitation to any other rights or remedies set out in the PSA:

a)             Receive and apply according to the contents of the PSA, any dividends in cash or kind and any other Distributions and payments that the Collateral Guarantor are entitled to receive in relation to the Pledged Collateral.

b)             Exercise any shareholders’ rights in relation to the Pledged Collateral, as if he were the sole owner of said shares, including, the right to be notified of any shareholders’ meetings, to attend such meetings and to exercise voting rights in respect of the Pledged Collateral and to commence legal proceedings for the enforcement of any of their rights.

c)              At any time and from time to time, sell, assign, transfer and in any other way dispose of all or any part of the Pledged Collateral, by way of judicial or extra-judicial enforcement proceedings, and in the latter case, by public auction or private sale, in accordance to the following procedure:

i.                  The Purchaser shall give at least ten (10) Business days prior notice to the Collateral Guarantor and the Seller stating the date and place of sale,

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assignment, transfer and disposal of the Pledged Collateral and giving any other person, the opportunity to bid thereon. Notwithstanding the foregoing, the Purchaser shall not be obliged to carry out the sale, assignment, transfer or disposal of the Pledged Collateral, even after giving the aforementioned notice to the Collateral Guarantor and to the Seller.

ii.               For the purpose of complying with the provisions of Article 821 of the Code of Commerce of the Republic of Panama, the Collateral Guarantor, the Seller and the Purchaser hereby agree that:

a)                              The first time the Pledged Collateral is offered for sale by the Purchaser in accordance with the provisions contained herein, said sale shall be for not less than an average price per share resulting from written fair market value bona fide appraisals carried out by two (2) independent experts, one of which shall be chosen by the Purchaser and the other by the Collateral Guarantor.  Such experts shall be chosen by each party within the fifteen (15) Business Days period following notice of the occurrence of a Seller Party Event of Default sent by the Purchaser to the Seller. Each party shall notify the other party in writing of its choice of expert.  The expert appointed by the Collateral Guarantor must be acceptable to the Purchaser.  The Purchaser may object to the Seller’s expert only with reasonable cause, in which case Collateral Guarantor shall appoint a different expert within such fifteen (15) Business Day period.

b)                              If the Collateral Guarantor does not appoint an acceptable expert within such fifteen (15) Business Day period, the Purchaser will appoint the Collateral Guarantor’s expert;

c)                               The aforementioned appraisals shall be delivered in writing to the Seller and the Buyer within thirty (30) calendar days after both the Collateral Guarantor’s and Purchaser’s expert have been appointed.  It is an obligation of each of the Purchaser and the Collateral Guarantor to cause their expert to deliver such appraisals; and

d)                              If no bids are submitted for the Pledged Collateral within thirty (30) calendar days, counted from the date of the sale described in paragraph 4.01(c)(i) above, the Purchaser may: a) sell, transfer or, dispose of the Pledged Collateral for any price and in accordance with any procedure, without any type of limitation or restriction to these effects (but in this case the price cannot be less than the

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average price per share of the appraisals issued by the two (2) experts), or; b) foreclose, take possession and own the Shares Collateral free and clear of any encumbrances, liens, charges or security interests.  Purchaser may foreclose and take possession at any time of the Pledged Collateral but if the aggregate value of the Pledged Collateral which the Purchaser forecloses on would be greater than the Secured Obligations owed by Seller to Purchaser (based on the average price per share of the appraisals issued by the two (2) experts), the Purchaser may only foreclose on and retain such Pledged Collateral as would equal the Secured Obligations owed by Seller to Purchaser (based on the average price per share of the appraisals issued by the two (2) experts) and the remaining Pledge Collateral shall be returned to the Collateral Guarantor.

iii.    The selling price of the Pledged Collateral as determined by the experts referred to in item a.) above, or as determined by the Purchaser as provided in item c.) above shall not be challenged or questioned in any way by the Collateral Guarantor, each of whom waive in advance any rights that they may have with respect to such effects to the maximum extent possible under the laws of Panama.

SECTION 4.02 Allocation of Proceeds resulting from the Enforcement of the Pledge; Deficiencies. Any sums received following the enforcement, sale, assignment, transfer, disposal or appropriation of the Pledged Collateral, net of any expenses relating to the protection and execution of the Pledged Collateral and any other fees and expenses contemplated in this Pledge Agreement, shall be deposited into the bank accounts provided by the Purchaser for the benefit of the Purchaser and be applied to the outstanding Secured Obligations.

SECTION 4.03 Effects of the Enforcement of the Pledge. If the Pledged Collateral is sold in accordance with Section 4.01 of this Pledge Agreement, the provisions of Section 5.5 and 5.12.5 of the MPSA Shareholders’ Agreement, (or any relevant successor provision dealing with the same subject matter as Sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the PSA), shall apply to the Purchaser (if it acquires the Pledged Collateral) and to any third person acquiring the Pledged Collateral pursuant hereto. The Purchaser, without giving rise to any claim against him or without incurring any liability, shall endorse the share certificates with the name of the person acquiring the Pledged Collateral and shall deliver the corresponding share certificates to the Seller and shall instruct the Seller that, within five (5) business days following the date of receipt to the share certificates, the transfer of

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said Pledged Collateral shall be annotated in the Share Register and new share certificates shall be issued to the person acquiring said Pledged Collateral.  The Pledged Collateral transferred in such manner shall be delivered to the buyer free of any pledge, lien or third party claim, and the Collateral Guarantor and the Seller may not submit claims against the buyer and undertake to defend the buyer against any third party claim or action.

ARTICLE V

REPRESENTATIONS

SECTION 5.01 Representations of the Collateral Guarantor. From the date of this Pledge Agreement, the Collateral Guarantor makes the following representations to the Purchaser:

a)             Execution of the Pledge.  Any actions required by law for the execution of the pledge of the Pledged Collateral pursuant to this Pledge Agreement for the benefit of the Purchaser have been duly carried out and the Purchaser shall have, in relation to the Pledged Collateral, all rights, privileges and priority of credit corresponding to a pledgee in accordance with the law.

b)             Liabilities and Security.  None of the assets of the Collateral Guarantor are subject to any Security other than that constituted or permitted in accordance with the Transaction Documents.

c)              No obligation to Issue Shares.  The Seller has not entered into any agreement conferring on any person the right to demand that the Seller issue additional shares for the benefit of such person, except for those permitted in accordance with the Transaction Documents.

SECTION 5.02 Defense of Ownership and Rights. The Collateral Guarantor shall defend and is under the obligation to defend the rights of the Purchaser (as pledgee) of the Pledged Collateral, pursuant to this Pledge Agreement, against any claim or suit brought by any third party.  Likewise, the Collateral Guarantor shall do and is under the obligation to do anything reasonably requested from time to time by the Purchaser with the purpose of protecting and exercising the rights of the Purchaser under this Pledge Agreement.

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SECTION 5.03 Subrogation. The Collateral Guarantor shall not exercise, and hereby irrevocably waives any right to exercise any claim, right or remedy they may have now or in the future against the Seller in relation to this Pledge Agreement, including, without limitation, any claim, right or remedy of subrogation, contribution, reimbursement, waiver, indemnity or interest in accordance with any agreement, with any applicable law or otherwise in any claim, right or remedy of the Collateral Guarantor against the Seller or any other Person. In the event that, notwithstanding the foregoing sentence, any sum is paid to the Collateral Guarantor pursuant to any right of subrogation existing during such time that the Secured Obligations have not been paid in full, said sum shall be separated from the rest of the funds of the Collateral Guarantor and delivered to the Purchaser in exactly the same way as they were received (duly endorsed by the Collateral Guarantor to the Purchaser, if necessary) to be used as provided in the Transaction Documents.

SECTION 5.04 Release. The Purchaser agrees that, in the event that any of the Pledged Assets are transferred pursuant to and in accordance with Section 8.8(e) of the PSA, the Purchaser shall release such transferred Pledged Assets from the security interest created by this Pledge Agreement provided that Section 8.8of the PSA is complied with to the extent applicable.

ARTICLE VI

PURCHASER

SECTION 6.01 Purchaser Appointed as Attorney-in-Fact. The Collateral Guarantor hereby irrevocably appoints the Purchaser throughout the duration of this Pledge Agreement as their attorney-in-fact with the widest powers permitted by the law, so that for and on behalf of the Collateral Guarantor, they may execute and deliver any document and do anything which, in the opinion of the Purchaser is necessary or convenient for the performance of the terms and purposes of this Pledge Agreement, in particular, without limitation, to negotiate, sell and dispose of the Pledged Collateral and establish the terms of sale and the price; to obtain if required, the approval of any Governmental Authority, with regard to any sale or disposal of the Pledged Collateral; to receive the sales price for the Pledged Collateral; to instruct the Seller to register the transfer of the Pledged Collateral in the share register; to receive any dividends paid on the Pledged Collateral; to exercise any voting rights or other shareholders’ rights in relation to the Pledged Collateral; and to commence any legal proceedings to defend their rights in and ownership of the Pledged Collateral; it being understood, nevertheless, that the abovementioned powers shall be exercised in accordance with the provisions of this Pledge Agreement.

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SECTION 6.02 Powers and Duties Do Not Impose Any Obligation to Act. The exclusive purpose of the powers and duties conferred upon the Purchaser pursuant to this Pledge Agreement is to protect the rights of the Purchaser with regard to the Pledged Collateral and the same do not impose any obligation upon the Purchaser to exercise said powers and duties. Therefore, the Purchaser shall be relieved from any liability or obligation of having to exercise its powers and duties to protect any rights in relation to the Pledged Collateral vis-a-vis third parties and to take any action corresponding to the shareholder of the Pledged Collateral in relation to any redemption, conversion, expiration and acceptance of offers.

SECTION 6.03 Diligences and Care. Subject to the provisions of Section 6.02 of this Pledge Agreement, the Purchaser shall safeguard the Pledged Collateral and perform any obligations assumed in accordance with this Pledge Agreement with the same care and diligence used or employed by the Purchaser in the care and execution of the Pledged Collateral for its own benefit. Notwithstanding the foregoing, the Purchaser shall not incur any liability, except for gross negligence, willful misconduct or fraud on its part.

SECTION 6.04 Indemnity. The Collateral Guarantor shall indemnify the Purchaser and its successors, assigns, directors, employees, agents and affiliates against any claim, suit, loss, damage or liability, and shall reimburse any reasonable expenses incurred by them, including reasonable attorneys’ fees and expenses, in relation to this Pledge Agreement or which may arise there from or from the exercise by the Purchaser of its rights pursuant to this Pledge Agreement, other than such claims, suits, losses, damages and liability as may result from the gross negligence or willful misconduct of said person.

ARTICLE VII

CUSTODIAN AND AGENT

SECTION 7.01 Appointment of the Custodian and the Attorney-in-Fact. The Purchaser shall be entitled to appoint a custodian (such as a bank institution or a trustee)  or attorney-in-fact in connection with the Pledged Collateral (hereinafter, the “Custodian”) who shall have sufficient powers to exercise any rights pertaining to the Purchaser as pledgee under this Pledge Agreement, including, without limitation, the right to physically safeguard the share certificates of the Pledged Collateral and any other Pledged Collateral and the right to enforce the pledge of the Pledged Collateral with the same powers, rights, privileges, right to indemnity and any other rights of the Purchaser under this Pledge Agreement, including, without limitation, the right to set the terms and the sales price and the procedure for the enforcement of the Pledged Collateral and the hiring of advisers, appraisers and agents, and the Custodian may act as the lawful representative of the Purchaser before the Collateral Guarantor, the Seller and any third

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parties for all purposes of this Pledge Agreement. The Purchaser shall notify the Collateral Guarantor and the Seller of the appointment of the Custodian and the powers conferred thereon.

SECTION 7.02 Removal of the Custodian and Attorney-in-Fact.  The Purchaser may remove the Custodian at any time, with or without cause, and shall send notice thereof to the Collateral Guarantor and the Seller.

SECTION 7.03 Fees and Expenses of the Custodian.  Any fees and expenses of the Custodian shall be deemed fees of the Purchaser for the performance of its obligations under this Pledge Agreement and shall be reimbursed by the Seller to the Purchaser, upon demand by the latter, in accordance with the provisions of this Pledge Agreement.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.01 Fees and Expenses of the Purchaser. The Collateral Guarantor shall pay any reasonable expenses incurred by the Purchaser in connection with any amendment or modification to the Pledge Agreement and/or relating to the exercise and defense of any rights conferred by this Pledge Agreement and any expenses incurred in order to release the pledge of the Pledged Collateral, including, without limitation, notarial and registration fees, stamp duty and taxes, court costs and expenses, reasonable advisers’, values’ and agents’ fees and reasonable attorneys’ fees.

SECTION 8.02 Notices. Any notices or other communications required in connection with this Pledge Agreement shall be furnished in accordance with Section 15.5 of the PSA.

SECTION 8.03 Amendments and Waivers. This Pledge Agreement shall only be amended or its clauses waived by written document; all parties shall make amendments to this Pledge Agreement, and waivers by the waiving party.

SECTION 8.04 Successors and Assigns. This Pledge Agreement is binding upon the Purchaser and the Collateral Guarantor and their respective assigns, but the rights and obligations of the Collateral Guarantor shall not be assigned by it without the prior written consent of the Purchaser.

SECTION 8.05 Nullity of Certain Sections. If any clause or provision of this Pledge Agreement is declared null and void and without effect, it shall be understood that this does not affect in any way whatsoever the full validity, enforceability and effect of

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the remaining clauses and provisions thereof, which shall be interpreted so as to confer upon them the maximum validity, enforceability and effect, as agreed.

SECTION 8.06 Partial Performance. Notwithstanding the fact that any of the parties may allow the other to default on its obligations once or more than once, or may allow the other to partially perform or perform their obligations under this Pledge Agreement, in any way other or later than as agreed, or does not demand full performance of said obligations or does not to exercise its corresponding contractual or legal rights, shall not be deemed to be or interpreted as an amendment of this Pledge Agreement, and shall not, in the future prevent the parties from demanding full and specific performance of each party’s obligations or the exercise of their conventional or legal rights.

SECTION 8.07 Conflict with the PSA.  In the event that it should be determined that any of the terms and conditions of this Pledge Agreement are in breach of or are contrary to the terms and conditions of the PSA, the terms and conditions of the PSA shall prevail over the terms of this Pledge Agreement.

SECTION 8.08 Enforcement of Project Investments. The Purchaser acknowledges and agrees that any enforcement and/or realization of any security interest created hereunder in respect of the Collateral Guarantor’s Project Investments shall be subject to section 5.5 and 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as Sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the PSA),  and the Purchaser further agrees that upon such enforcement and realization the Purchaser shall be bound by section 5.12.5 of the MPSA Shareholders´Agreement (or any relevant successor provision dealing with the same subject matter as Section 5.12.5, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the PSA), if it acquires such Project Investments.

SECTION 8.09 Venue. Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Pledge Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the PSA.

SECTION 8.10 Applicable Law. The laws of Panama, excluding its conflict of law rules, shall govern the validity, interpretation and performance of this Pledge Agreement and the pledge there under of the Pledged Collateral.

15

IN WITNESS WHEREOF, the Purchaser and the Collateral Guarantor have each caused this Pledge Agreement to be executed and delivered by their authorized representatives in the place and date set forth on the first page hereof.

FRANCO-NEVADA (BARBADOS)
CORPORATION,
as Purchaser

By:

INMET PANAMA II, S.A.,
as Collateral Guarantor

By:
Na

16

ANNEX A

ENDORSEMENT TEXT

For value received, the undersigned, [                             ], a company incorporated and existing in accordance with the laws of [                         ], hereby assigns and transfers to [                                 ], [          ] ordinary shares of MINERA PANAMA, S.A., represented by share certificate No. [    ], dated [     ] [                  ] 20[    ].

Date:               , 20[    ].

[ ]

By:
Name:
Title:

This is Schedule P to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Pledge to be executed by IFC

Please see attached

FIRST-RANKING RECEIVABLES PLEDGE
AGREEMENT

August 20, 2012

between

INMET FINANCE COMPANY S.àrl

as Pledgor

and

FRANCO-NEVADA (BARBADOS)
CORPORATION

as Secured Party

TABLE OF CONTENTS

Clause		Page

1	DEFINITIONS	1

2	CONSTRUCTION	3

3	PLEDGE	3

4	PERFECTION	4

5	RIGHT TO RECEIVE PAYMENTS	4

6	EFFECTIVENESS	4

7	REPRESENTATIONS AND WARRANTIES	5

8	UNDERTAKINGS	5

9	FURTHER ASSURANCES	6

10	ENFORCEMENT	6

11	APPLICATION OF PROCEEDS	7

13	WAIVERS	8

14	LIABILITY	8

15	COSTS AND EXPENSES	8

16	POWER OF ATTORNEY	8

17	DELEGATION	8

18	AMENDMENT	9

19	NOTICES	9

20	SUCCESSORS	9

21	SEVERABILITY	9

22	ENTIRE AGREEMENT	9

23	CONFLICTING PROVISIONS	9

24	GOVERNING LAW	9

25	JURISDICTION	10

SCHEDULE 2		14

THIS FIRST-RANKING RECEIVABLES PLEDGE AGREEMENT (the Agreement) is dated August 20, 2012 and made between:

(1)                                           INMET FINANCE COMPANY S.àrl, a Luxembourg private limited liability company (société à responsabilité limitée), having its registered office at 16 avenue Pasteur, L-2310 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B-155.174  and with a share capital of EUR 679,152,854 (the Pledgor); and

(2)                                           FRANCO-NEVADA (BARBADOS) CORPORATION, a corporation governed by the laws of Barbados, having its registered office at 2nd Floor, Cedar Court, Wildey Business Park, Wildey, St. Michael registered with the Corporate Affairs and Intellectual Property Office, under number 30944, (the Secured Party).

WHEREAS:

The Pledgor has agreed to enter into this Agreement in connection with the Purchase and Sale Agreement (as defined below).

IT IS AGREED as follows:

1                                                  DEFINITIONS

1.1                                          Capitalised terms used but not defined in this Agreement shall have the same meaning as in the Purchase and Sale Agreement.

1.2                                          In this Agreement, unless otherwise indicated or the context requires otherwise:

Debtor	means Minera Panama, S.A., a corporation governed by the laws of the Republic of Panama .

Default Notice

means the default notice, substantially in the form set out in Schedule 2, pursuant to which the Secured Party notifies the Debtor (with a copy to the Pledgor) of the revocation of the Pledgor’s right to receive payments from the Debtor in respect of the Pledged Assets.

Enforcement Event	means a Seller Party Event of Default.

Guarantee

means the guarantee from the Pledgor in favour of the Secured Party dated on or about the date hereof whereby the Pledgor guaranteed the obligations of the Seller to the Secured Party under the Purchase and Sale Agreement.

Law	means the Luxembourg law of 5 August 2005 on financial collateral arrangements.

Luxembourg	means the Grand Duchy of Luxembourg.

Obligor	means any Inmet Party and/or MPSA.

Party	means the Pledgor and the Secured Party.

Pledge	means the first-ranking pledge (gage de premier rang) granted by the Pledgor over the Pledged Assets in favour of the Secured Party in accordance with the terms of this Agreement.

Pledged Assets

means the Receivables, together with, to the largest extent permitted by applicable law, all accessory rights, claims or actions, under whatever law, attaching to such claims or granted to the Pledgor as security for such claims and all proceeds therefrom and all the proceeds resulting from the enforcement of such rights, claims or actions.

Purchase and Sale Agreement	means the purchase and sale agreement, dated on or about the date hereof, entered into between, inter alia, the Secured Party, as purchaser, and the Seller.

Receivables

means all present and future debts (other than Released Loans, Transferred Shareholder Loans (unless the Transferred Shareholder Loans are reassigned to the Pledgor pursuant to Section 3.6.7.2 of the MPSA Shareholders’ Agreement) and any amounts required to be directed to a member of the KPMC Group (as defined in the MPSA Shareholders’ Agreement) pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement) regardless of the nature thereof (including interest, default interest, commissions, expenses, costs, indemnities and any other amounts due thereunder), whether actual, future or contingent, whether owed jointly or severally, and whether subordinated or not, owed by the Debtor to the Pledgor under any present and future loan agreement or note and including any amounts paid or due by the Debtor to the Pledgor pursuant to Section 3.6.7.3 of the MPSA Shareholders’ Agreement.

Rights of Recourse

means any right, action or claim the Pledgor may have (whether by way of subrogation, indemnification or otherwise) against any other Obligor which has granted security or guarantee, or is liable, for all or part of the Secured Obligations, including the Pledgor’s right of recourse against any such Obligor under articles 1251 3° and 2028 et seq. of the Luxembourg Civil Code and any other right, action, claim or defence the Pledgor may have under articles 2037 et seq. of the Luxembourg Civil Code.

Secured Obligations

means all present and future debts, obligations and liabilities, in any currency (whether actual or contingent, owed jointly or jointly and severally or in any other capacity whatsoever and whether in principal, interest, costs, expenses or otherwise) due, owing or incurred by the Pledgor to the Secured Party under or in connection with the Guarantee.

Transferred Shareholder Loans	means any Shareholder Loan transferred in accordance with Section 8.8 of the Purchase and Sale Agreement.

2                                                  CONSTRUCTION

2.1                                          Unless otherwise stated or the context requires otherwise, any reference in this Agreement to:

(a)                        any document or agreement are references to that document or agreement as amended, supplemented, novated, restated or re-enacted from time to time;

(b)                       including is not to be construed restrictively, but should be construed as being without limitation, and the word include and its derivatives are construed accordingly;

(c)                        a Party includes its successors, assignees, transferees or novated parties;

(d)                       a person means any individual, firm, company, corporation, government or state, or any association, trust, partnership or other entity;

(e)                        a law is a reference to that law as amended or re-enacted; and

(f)                          any reference to the Agreement is a reference to this Agreement including its recitals and schedules (if any).

2.2                                          The principles of construction set out in article 1.2 of the Purchase and Sale Agreement shall apply to this Agreement.

2.3                                          Luxembourg legal concepts are expressed in English terms which may not correspond to the original French or German terms related thereto.

2.4                                        Clause and Schedule headings are for reference purposes only and references to Clauses and Schedules are references to Clauses and Schedules of this Agreement.

2.5                                          Words denoting the singular include the plural and vice versa, and words denoting either gender include the other.

3                                                 PLEDGE

3.1                                          As security for the due and full payment and discharge of the Secured Obligations, the Pledgor hereby grants a continuing first-ranking pledge (gage de premier rang) over the Pledged Assets, in favour of the Secured Party. For greater certainty, the Pledge shall not create a security interest in:

(a)          Released Loans,

(b)         Transferred Shareholder Loans (unless the Transferred Shareholder Loans are reassigned to the Pledgor pursuant to Section 3.6.7.2 of the MPSA Shareholders’ Agreement)  or

(c)          any amounts required to be directed to a member of the KPMC Group (as defined in the MPSA Shareholders’ Agreement) pursuant to Section 3.6.6 of the MPSA Shareholders’ Agreement,

at any time.

3.2                                          The Secured Party hereby accepts the Pledge according to the terms hereof.

4                                                  PERFECTION

4.1                                          In accordance with article 5(4) of the Law, the Pledgor has notified the Debtor by sending a Notice in the form set out in Schedule 1 hereto of the Pledge and the Debtor has accepted the Pledge.

4.2                                          The Pledgor irrevocably (i) authorises and empowers the Secured Party (with full power of substitution) to take or cause any and all steps to be taken to perfect this Pledge, and (ii) undertakes to take any such steps at its own costs and expenses if so requested by the Secured Party .

5                                                  RIGHT TO RECEIVE PAYMENTS

5.1                                          Until the occurrence of an Enforcement Event which is continuing, the Pledgor shall remain entitled to receive any amount under the Pledged Assets, in accordance with and subject to the Purchase and Sale Agreement.

5.2                                          Following the occurrence of an Enforcement Event which is continuing, (i) the Pledgor shall no longer be entitled to receive any amount under the Pledged Assets and (ii) the Secured Party may send a Default Notice.

6                                                  EFFECTIVENESS

6.1                                          The Pledge shall be a continuing first ranking pledge (gage de premier rang) and shall not be considered as satisfied, discharged or prejudiced by an intermediate payment, satisfaction or settlement of any part of the Secured Obligations, but shall remain in full force until it has been released in accordance with this Agreement.

6.2                                          The Secured Party’s rights pursuant to this Agreement are cumulative, additional to and independent of those provided by law or by any agreement with, or any other security in favour of, the Secured Party in respect of the Secured Obligations. The Pledge shall not be prejudicial to, or prejudiced by, any other right, security interest or remedy which the Secured Party may have, now or at any time in the future, in respect of the Secured Obligations.

6.3                                          The Pledge shall not be prejudiced by any period of time, concession, right of abstention or delay granted to anyone by the Secured Party for perfecting or enforcing any security interests, rights or remedies that the Secured Party may have, now or at any time in the future, from or against the Pledgor, the Debtor or any other party.

6.4                                          No failure or delay by the Secured Party to exercise any rights or remedies under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such rights or remedies preclude any other or future exercise thereof or the exercise of any other right or remedy.

6.5                                          Neither the Pledgor’s obligations, nor the rights, powers and remedies granted to the Secured Party by this Agreement or by law, nor the Pledge, shall be discharged, impaired or otherwise affected by:

(a)                                 any amendment, novation, waiver or release of any Secured Obligations or any Transaction Documents;

(b)                                any failure to take, or to take in full, any security contemplated by the Transaction Documents or otherwise agreed to be taken in respect of the obligations of the Pledgor or any other Obligor under the Transaction Documents;

(c)                                 any failure to realise or to realise in full the value of any security taken in respect of the obligations of the Pledgor or any other Obligor under the Transaction Documents;

(d)                                a partial enforcement of this Pledge;

(e)                                 any release (in full or in part), exchange or substitution of any security taken in respect of the obligations of the Pledgor, the Debtor or any other party under the Transaction Documents; or

(f)                                   any other act, event or omission which might discharge or affect any of the obligations of the Pledgor under this Agreement, or any of the rights and remedies conferred upon the Secured Party by the Transaction Documents, this Agreement or by any applicable law.

7                                                 REPRESENTATIONS AND WARRANTIES

7.1                                          Representations and warranties by the Pledgor

The Pledgor represents and warrants to the Secured Party that there are no restrictions to the transfer of the Pledged Assets other than those set out in the MPSA Shareholders’ Agreement;

7.2                                          The representations and warranties set out in this Clause are made on the date of this Agreement and are deemed to be repeated each day until the irrevocable and unconditional payment and discharge in full of the Secured Obligations.

8                                                  UNDERTAKINGS

8.1                                          The Pledgor hereby undertakes, subject to the terms and conditions of the Purchase and Sale Agreement:

(a)                        to assist the Secured Party in exercising any of its rights and powers under this Agreement;

(b)                       to assist the Secured Party in obtaining any necessary approvals and authorisations from any relevant persons in order to enforce the Pledge;

(c)                        not to lease, sell, dispose of, pledge or otherwise encumber, all or any part of the Pledged Assets or any interest therein to anyone other than pursuant to this Agreement, any other Transaction Documents or the MPSA Shareholders’ Agreement;

(d)                       at the written request of the Secured Party, to provide the latter with copies of any information and supporting documentation relating to the Pledged Assets;

(e)                        not to waive its rights over any Pledged Asset;

(f)                          to take whatever action necessary to maintain the validity, perfection and enforceability of the Pledge and to enable the Secured Party to exercise its rights under this Agreement;

(g)                       not to take or permit to be taken, any action which could potentially affect the validity, perfection and enforceability of the Pledge and to immediately inform the Secured Party of any event which could potentially have the same effect; and

(h)                       to deliver any original notes or copies of loan agreements representing or evidencing the Pledged Assets to the Secured Party when such notes or loan agreements become available.

9                                                  FURTHER ASSURANCES

The Pledgor shall execute and perform forthwith whatever the Secured Party may require:

(a)                       for the perfection, protection or exercise of any right, power, authority or discretion conferred on the Secured Party under this Agreement; or

(b)                      to facilitate the enforcement of any such rights or any part thereof.

The Secured Party shall execute and perform forthwith whatever the Pledgor may reasonably require in order to confirm that the Pledge does not create a security interest over Released Loans or Transferred Shareholder Loans (unless the Transferred Shareholder Loans are reassigned to the Pledgor pursuant to Section 3.6.7.2 of the MPSA Shareholders’ Agreement).

10                                           ENFORCEMENT

10.1                                    Upon the occurrence of an Enforcement Event which is continuing, the Secured Party shall be entitled, without any prior notice (mise en demeure), to enforce the Pledge by any means provided by the law.

In particular, the Secured Party, may subject to the terms of the Purchase and Sale Agreement:

(a)                        appropriate any of the Pledged Assets at their fair value as determined by the Secured Party or by an external auditor (réviseur d’entreprises agréé) appointed by the Secured Party, whose valuation shall be binding, save in case of manifest error.

The Secured Party may, at its sole discretion, determine the date of appropriation of the Pledged Assets, which, for the avoidance of doubt, may be a date before or after the date of evaluation of the Pledged Assets.

The Secured Party may elect, at its sole discretion and in accordance with the terms of the Purchase and Sale Agreement, to appoint another person to which the ownership of the Pledged Assets shall be transferred in lieu of the Secured Party, it being understood that such appointment shall not affect the Secured Party’s rights and obligations against the Pledgor.

(b)                       sell or cause the sale of any of the Pledged Assets:

(i)                          on the Luxembourg Stock Exchange or any foreign stock exchange;

(ii)                       by public sale; or

(iii)                    in a private transaction at arm’s length conditions (conditions commerciales normales);

(c)                        enforce the Pledged Assets by way of set-off;

(d)                       request a Luxembourg court to be assigned title to the Pledged Assets for discharge of all or part of the Secured Obligations as determined by an expert; or

(e)                        realise the Pledged Assets in any other manner permitted by the Law.

10.2                                 The Secured Party acknowledges and agrees that any enforcement and/or realization of any security interest created hereunder in respect of Pledgor’s Project Investments shall be subject to sections 5.5 and 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as sections 5.5 or 5.12.5, respectively, of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement) and the Secured Party further agrees that upon such enforcement and realization the Secured Party shall be bound by section 5.12.5 of the MPSA Shareholders’ Agreement (or any relevant successor provision dealing with the same subject matter as section 5.12.5 of the MPSA Shareholders’ Agreement as it exists on the date hereof but only to the extent consistent with amendments permitted in accordance with the terms of the Purchase and Sale Agreement), if it acquires such Project Investments.

11                                           APPLICATION OF PROCEEDS

Any monies received by the Secured Party upon enforcement of the Pledge or pursuant to this Agreement shall be applied against any outstanding Secured Obligations in accordance with the Purchase and Sale Agreement.

12                                           RELEASE

12.1                                 If the Secured Party is satisfied that all the Secured Obligations have been irrevocably and unconditionally paid and discharged in full, the Secured Party shall, upon written request by the Pledgor, release the Pledge and discharge the Pledgor from its obligations under this Agreement. The Secured Party and the Pledgor shall inform the Company of the release.

12.2                                 If after the release of the Pledge (i) any payment made by the Pledgor in respect of the Secured Obligations is declared null and void or (ii) the Purchase and Sale Agreement is re-instated in accordance with Article 6.4 of the Purchase and Sale Agreement, the Pledgor shall immediately grant a new pledge over the Pledged Assets subject to the same terms and conditions as the Pledge, until the Secured Obligations have been irrevocably and unconditionally paid and discharged in full.

12.3                                 The Secured Party agrees that, in the event that any of the Pledged Assets are transferred pursuant to and in accordance with Section 8.8(f) of the Purchase and Sale Agreement, the Secured Party shall release such transferred Pledged Assets from the security interest created by this Pledge provided that Section 8.8 of the Purchase and Sale Agreement is complied with.

13                                           WAIVERS

13.1                                 The Pledgor hereby expressly waives any Rights of Recourse or any other similar rights (including by way of provisional measures such as provisional attachment (saisie-conservatoire) or by way of set-off) and any claim, rank, prove or vote as creditor of any party to this Agreement for its estate in competition with the Secured Party , except as permitted by the Secured Party . This Clause shall remain in full force and effect, notwithstanding any discharge or release (whether partial or in full) of the Secured Obligations or any termination of this Agreement.

13.2                                 The Pledgor expressly waives any right it may have of first requiring the Secured Party to proceed against any other Obligor or enforce any guarantee or any other security taken in respect of the Secured Obligations before enforcing the Pledge, including any rights and defences under articles 2021 et seq. (including for the avoidance of doubt, article 2037) of the Luxembourg Civil Code.

14                                           LIABILITY

14.1                                 The Secured Party shall not be liable for any losses, liabilities or damages (including legal fees) (i) suffered by the Pledgor arising under this Agreement or (ii) arising in connection with the exercise of any of its rights, powers or discresions under this Agreement, except insofar as they have been caused by the Secured Party ‘s gross negligence (faute lourde) or wilful misconduct (faute intentionnelle).

15                                           COSTS AND EXPENSES

The Pledgor shall bear all costs, fees, duties and other amounts arising under this Agreement (including legal fees), in particular expenses regarding the negotiation, preparation, execution, enforcement, preservation of any rights or release under or in connection with this Agreement.

16                                           POWER OF ATTORNEY

16.1                                 The Pledgor irrevocably and unconditionally grants the Secured Party power of attorney (with full power of substitution) to execute all documents and perform whatever actions the Secured Party may deem necessary to (i) carry out any of the Pledgor’s obligations under this Agreement, or (ii) exercise any of the rights conferred on the Secured Party under this Agreement or by law.

16.2                                 The Pledgor hereby agrees to ratify and confirm all actions performed and all documents executed by the Secured Party in the exercise of this power of attorney.

17                                           DELEGATION

The Secured Party may at any time and from time to time delegate by power of attorney or in any other manner to any properly qualified person or persons all or any of the powers, authorities and discresions which are for the time being exercisable by the Secured Party under this Agreement in relation to the Pledged Assets or any part thereof. Any such delegation may be made upon such terms (including power to sub-delegate) and subject to such regulations as the Secured Party may think fit.

18                                           AMENDMENT

None of the provisions of this Agreement may be waived, altered or amended, except by a written agreement, duly executed by all Parties.

19                                           NOTICES

Any notice or other communication in connection with this Agreement shall be given in accordance with the relevant provisions of the Purchase and Sale Agreement.

20                                           SUCCESSORS

20.1                                 This Agreement shall remain in effect despite any amalgamation or merger (however effected) relating to the Secured Party. In the case of an assignment, transfer or novation by the Secured Party to one or several transferees, of all or any part of its rights or obligations under the Transaction Documents, the Secured Party shall preserve all its rights under this Agreement, as expressly permitted under articles 1278 to 1281 of the Luxembourg Civil Code, so that the Pledge shall automatically, and without any formality, benefit to any such transferees.

20.2                                 The Pledgor may not assign any of its rights under this Agreement. The Secured Party may assign the benefit of the Pledge and, in general, all or any part of its rights and obligations under this Agreement without affecting the Pledge. Such assignment shall be enforceable towards the Pledgor in accordance with to article 1690 of the Luxembourg Civil Code.

21                                           SEVERABILITY

21.1                                 The illegality, invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the legality, validity or enforceability:

(a)                       in that jurisdiction, of any other provision of this Agreement, or

(b)                       in any other jurisdiction, of that or any other provisions of this Agreement.

21.2                                 The illegal, invalid or unenforceable provision shall be replaced by a new provision reflecting the intention of the Parties.

22                                           ENTIRE AGREEMENT

This Agreement contains the full, final and complete understanding between the Parties relating to its subject matter, and supersedes all prior negotiations, agreements, understandings or arrangements, whether written or oral.

23                                           CONFLICTING PROVISIONS

This Agreement shall be construed in accordance with the Purchase and Sale Agreement. If any provision of this Agreement conflicts with the Purchase and Sale Agreement, the Purchase and Sale Agreement shall prevail unless contrary to Luxembourg law.

24                                           GOVERNING LAW

This Agreement is governed by and shall be construed in accordance with Luxembourg law.

25                                           JURISDICTION

Any conflict, disagreement or dispute arising in relation to the validity, interpretation, performance, execution or termination of this Agreement shall be resolved in accordance with disputes and arbitration provisions set out in Section 13.4 of the Purchase and Sale Agreement.

Remainder of page intentionally left blank
Signature page(s) follow(s)

SIGNATURE PAGE OF THE FIRST RANKING RECEIVABLES PLEDGE AGREEMENT

The Parties have executed this Agreement in two original copies on the day and year first above written.

Pledgor

INMET FINANCE COMPANY S.à r.l.

By:

Title:

Secured Party

FRANCO-NEVADA (BARBADOS) CORPORATION

By:

Title:

Schedule 1

NOTICE OF PLEDGE

From:

Inmet Finance Company S.à r.l.

société à responsabilité limitée

16 avenue Pasteur, L-2310 Luxembourg

RCS number: B-155.174

Share capital: EUR 679,152,854

By fax and registered mail – Urgent

To:                                      Minera Panama, S.A.

Address

Attention:  •

Fax:  •

Copy:                       Franco-Nevada (Barbados) Corporation

Address

Attention:  •

Fax:  •

Date  August 20, 2012

Re: Notice

Dear Sirs,

We refer to (i) the receivables in the amount of • under the [specify the agreements between the debtor and the pledgor], as well as (ii) any Pledged Assets, as defined in the Pledge Agreement as defined below, which you owe us.

We hereby notify you of a first-ranking pledge (gage de premier rang) over the Pledged Assets, created pursuant to a receivables pledge agreement (the Pledge Agreement) entered into on the date hereof between ourselves as Pledgor and Franco-Nevada (Barbados) Corporation as Secured Party.

We shall remain entitled to receive payments of any amount under the Pledged Assets until you receive a default notice from the Secured Party substantially in the form set out in Schedule 1 to the Pledge Agreement (the Default Notice).

On receipt of the Default Notice, this authorisation will be automatically revoked, and you must make all payments in respect of the Pledged Assets solely to the Secured Party.

We attach a copy of the Pledge Agreement for your reference. Capitalised terms used herein have the same meaning as in the Pledge Agreement.

Yours sincerely,

Inmet Finance Company S.à r.l.

By:
Title:

Attachments: copies of the Pledge Agreement

Schedule 2

DEFAULT NOTICE

ON LETTERHEAD OF PLEDGEE

By fax and registered mail – Urgent

To:                                      MINERA PANAMA S.A.

Attention:  •

Fax:  •

Copy:                       •

Attention:  •

Fax:  •

Date

Re: Default Notice

Dear Sirs,

We refer to the first-ranking pledge (gage de premier rang) created over the Pledged Assets pursuant to a receivables pledge agreement (the Pledge Agreement) dated •, between Inmet Finance Company S.à r.l. as Pledgor and, ourselves as Secured Party and the Notice of Pledge dated on or about the date of the Pledge Agreement pursuant to which we were notified.

Capitalised terms used herein have the same meaning as in the Pledge Agreement.

We hereby notify you that:

(a)                       we have revoked the Pledgor’s right to receive payments in respect of the Pledged Assets, in accordance with Clause 5.2. of the Pledge Agreement; and

(b)                       following receipt of this Default Notice, you are required to make all payments in respect of the Pledged Assets solely to us, to the following account: insert account details.

Yours sincerely,

FRANCO-NEVADA (BARBADOS) CORPORATION

By:
Title:

This is Schedule Q to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Parent Guarantee

Please see attached

PARENT GUARANTEE AND INDEMNITY

THIS GUARANTEE AND INDEMNITY is made as of August 20, 2012, (the “Agreement”).

BY:	FRANCO-NEVADA CORPORATION

(the “Guarantor”)

IN FAVOUR OF:	MINERA PANAMA S.A.

(the “Seller”)

RECITALS:

A.                                    Pursuant to a Purchase and Sale Agreement dated as of August 20, 2012 between Franco-Nevada (Barbados) Corporation (the “Purchaser”), the Seller, Inmet Panama I SARL (“Luxco1”), Inmet Panama II S.A (“Luxco2”). and Inmet Finance Company SARL (“IFC”, together with the Seller, Luxco1 and Luxco2, the “Inmet Parties”), the Seller has agreed to sell to the Purchaser and the Purchaser has agreed to purchase from the Seller, an amount of refined gold and silver, subject to and in accordance with the terms and conditions thereof (the “Purchase and Sale Agreement”).

B.                                    The Guarantor holds, directly or indirectly, 100% of the equity securities of the Purchaser.

C.                                    The Guarantor has agreed to execute and deliver this Guarantee to and in favour of the Seller to guarantee, subject to the terms and conditions of this Guarantee, the Purchaser’s obligation to fund the Payment Deposit to the Seller arising pursuant to and in accordance with the Purchase Agreement as set out herein.

NOW THEREFORE in consideration of the sum of $1.00, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor agrees with the Seller as follows:

ARTICLE 1

INTERPRETATION

1.1                                                            Definitions

Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the Purchase and Sale Agreement. In this Agreement, in addition to the definitions set out in the recitals hereto:

1.1.1                             “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and any similar expressions refer to this Guarantee and Indemnity as it may be supplemented, amended or restated from time to time, and not to any particular Article, Section or other portion hereof;

1.1.2                             “Guaranteed Obligations” means the obligations of the Purchaser to pay the Payment Deposit to the Seller pursuant to and in accordance with Section 3.1, 3.2 and 3.3 of the Purchase and Sale Agreement;

1.1.3                             “Indemnifiable Circumstance” has the meaning attributed to such term in Section 2.2;

1.1.4                             “Indemnified Amounts” means the amounts to be paid by the Guarantor under Section 2.2;

1.1.5                             “Proceedings” means any receivership, insolvency, proposal, bankruptcy, compromise, arrangement, reorganization, winding-up, dissolution or other similar proceedings, whether or not any of the foregoing is judicial in nature; and

1.2                                                            Additional Definitions

1.2.1                             In this Agreement, unless the contrary intention appears, a reference to:

1.2.1.1 an “amendment” includes an amendment, supplement, novation, re-enactment, replacement, restatement or variation and “amend” will be construed accordingly;

1.2.1.2 any Person includes its successors and assigns, replacements, transferees and substitutes from time to time permitted in accordance with the Purchase and Sale Agreement; and

1.2.1.3 any document includes (without prejudice to any prohibition on amendments) all amendments (however fundamental) to that document, including any amendment providing for any increase (however great) in the amount or the provision of any facility.

1.3                                                            Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

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1.4                                                            References to Articles and Sections

Whenever in this Agreement a particular Article, section or other portion thereof is referred to, unless otherwise indicated, such reference pertains to the particular Article, section or portion thereof contained herein, unless otherwise indicated.

1.5                                                            References to Agreements and Enactments

Except as otherwise specifically provided:

1.5.1                             reference in this Agreement to any contract, agreement or any other document shall be deemed to include (i) reference to the same as supplemented, amended or restated from time to time and (ii) reference to any contract, agreement or any other document which substitutes, in whole or in part, for the same from time to time; and

1.5.2                             reference in this Agreement to any enactment, including, without limitation, any statute, law, by-law, regulation, rule, ordinance or order, shall be deemed to include reference to such enactment as re-enacted or amended from time to time and to any enactment in substitution therefor.

1.6                                                            Currency

Except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in U.S. Dollars.

1.7                                                            Gender and Number

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.8                                                            Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.

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1.9                                                            Interest Act

For the purposes of the Interest Act (Canada) and disclosure under such act, whenever interest to be paid under this Agreement is to be calculated on the basis of a year of 365 days or 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 365, 360 or such other period of time, as the case may be.

1.10                                                     No Conditions Precedent

This Agreement is effective upon execution and delivery of this Agreement by the Guarantor.

1.11                                                     Amendment, Waiver

No amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.12                                                     Governing Law, Attornment

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the Guarantor hereby irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

ARTICLE 2

GUARANTEE AND INDEMNITY

2.1                                                            Guarantee

The Guarantor hereby irrevocably and unconditionally guarantees the full and prompt payment and performance of the Guaranteed Obligations when and to the extent due by the Purchaser under the Purchase and Sale Agreement. In case of the failure of the Purchaser to promptly perform or pay any Guaranteed Obligation beyond any applicable notice and cure periods as set forth in the Purchase and Sale Agreement, and upon written notice by the Seller to the Guarantor, the Guarantor shall promptly perform or cause to be performed or promptly pay or cause to be paid such Guaranteed Obligation.

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2.2                                                            Indemnity

The Guarantor shall indemnify and save the Seller harmless from and against any losses which may arise by virtue of any of the Guaranteed Obligations being or becoming for any reason whatsoever in whole or in part:

2.2.1                             void, voidable, ultra vires, illegal, invalid, ineffective or otherwise unenforceable by the Seller in accordance with its terms, or

2.2.2                             released or discharged by operation of law,

(all of the foregoing collectively, an “Indemnifiable Circumstance”). For greater certainty, these losses shall include without limitation the amount of all Guaranteed Obligations which would have been payable by the Purchaser but for the existence of an Indemnifiable Circumstance, but shall not include any losses suffered by the Seller due to its own gross negligence or willful misconduct.

2.3                                                            Continuing Guarantee and Indemnity

The guarantee and indemnity herein shall be a continuing guarantee of the payment and performance of all the Guaranteed Obligations and a continuing indemnity for the payment of all Indemnified Amounts and shall apply to and secure any ultimate balance thereof due or remaining unpaid to the Seller.

2.4                                                            Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Guaranteed Obligations or Indemnified Amounts is rescinded or must otherwise be returned by the Seller upon any Proceedings of or affecting the Purchaser or for any other reason whatsoever, all as though such payment had not been made. The Seller may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder or the effect of this Section 2.4.

2.5                                                            Termination

Notwithstanding anything to the contrary contained herein, following payment by the Purchaser of the full amount of the Payment Deposit required to be paid pursuant to Section 3.1, 3.2 and 3.3 of the Purchase and Sale Agreement, the Guarantor’s obligations under this Agreement shall terminate and the Guarantor shall have no further liability in respect of the Guaranteed Obligations or the Indemnified Amounts or otherwise hereunder.

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ARTICLE 3

ENFORCEMENT

3.1                                                            Demand

Upon the occurrence of a failure by the Purchaser to promptly pay the Payment Deposit (or any installment thereof) when due and payable pursuant to the Purchase and Sale Agreement (the “Payment Default”), the Guarantor shall, on 10 Business Days demand being made by the Seller forthwith pay to the Seller, for the account of the Seller or perform or cause the performance of, all Guaranteed Obligations for which such demand was made. All Indemnified Amounts shall be payable by the Guarantor to the Seller, for the account of the Seller forthwith upon 10 Business Days demand being made by the Seller in accordance with the terms of this Agreement.

3.2                                                            Right to Immediate Payment or Performance

The Seller shall not be bound to make any demand on or to seek or exhaust its recourse against the Purchaser or any other Person in respect of the Guaranteed Obligations before being entitled to demand payment from or performance by the Guarantor and enforce its rights under this Agreement and the Guarantor hereby renounces all benefits of discussion and division, provided that the Seller shall not make demand upon the Guarantor except in accordance with the terms of this Agreement.

3.3                                                            Seller’s Statement

The statement in writing of the Seller as to the amount of the Guaranteed Obligations, the Indemnified Amounts and all other amounts payable hereunder shall be binding upon the Guarantor and conclusive against it in the absence of manifest error.

3.4                                                            Insolvency and Bulk Sales

In the event of any Proceedings of or affecting the Purchaser (whether voluntary or compulsory) or any composition with creditors or scheme of arrangement, the Seller shall have the right to rank in priority to the Guarantor for their claims in respect of the Guaranteed Obligations and to receive all dividends or other payments in respect thereof until their claims have been paid in full, all without prejudice to their claims against the Guarantor who shall continue to be liable for any remaining unpaid balance of the Guaranteed Obligations.

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ARTICLE 4

APPROPRIATION BY SELLER

4.1                                                            Appropriation

Upon the occurrence of a Payment Default the Seller shall be at liberty, without in any way prejudicing or affecting its rights hereunder, to appropriate or to refrain from appropriating any payment made to, or monies received by, the Seller from:

4.1.1                             the Purchaser or others to any portion of the Guaranteed Obligations, and

4.1.2                             the Guarantor to any portion of the Guaranteed Obligations, the Indemnified Amounts, all other amounts payable hereunder and any other obligations, liabilities and indebtedness of the Guarantor to the Seller in connection with the Guaranteed Obligations, in each case whether then due or to become due, and whether absolute or contingent, and from time to time to revoke or alter any such appropriation, all as the Seller may from time to time in its sole discretion determine.

ARTICLE 5

GUARANTOR NOT TO COMPETE

5.1                                                            Guarantor Not to Compete

The Guarantor shall not:

5.1.1                             have a claim in any Proceedings of or affecting the Purchaser or any other guarantor or Person liable directly or as surety for all or any part of the Guaranteed Obligations that is senior in right of payment to any claim of the Seller under the Purchase and Sale Agreement; for greater certainty, the Guarantor may take any action necessary to preserve a claim that is subordinate in right of payment to the claims of the Seller in any such Proceedings, including, without limitation, making any filings that are required to preserve such a claim;

5.1.2                             assert any right with respect to the Guaranteed Obligations (including without limitation any right of indemnity or reimbursement or right of contribution) against the Purchaser or any other guarantor or Person liable directly or as surety for all or any part of the Guaranteed Obligations; or

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5.1.3                             have any right of subrogation to the Seller in respect of the Guaranteed Obligations;

until the Seller have received payment and performance in full of all Guaranteed Obligations, all Indemnified Amounts and all other amounts payable hereunder. Any money or other personal or real property taken or received by the Guarantor in contravention of this Section 5.1 shall be held by the Guarantor in trust for the Seller and shall be delivered or transferred to the Seller on demand.

ARTICLE 6

PROTECTION OF SELLER

6.1                                                            Defects in Creation of Guaranteed Obligations

The Seller shall not be concerned to see or enquire into the capacity and powers of the Purchaser or its directors, officers, partners, employees, or agents acting or purporting to act on its behalf. All obligations, liabilities and indebtedness purporting to be incurred by the Purchaser in favour of the Seller in respect of the Guaranteed Obligations shall be deemed to form part of the Guaranteed Obligations even though the Purchaser may not be a legal entity or the incurring of such obligations, liabilities or indebtedness was irregularly, fraudulently, defectively or informally effected or in excess of the capacity or powers of the Purchaser or its directors, officers, partners, employees or agents and notwithstanding that the Seller has specific notice of the capacity and powers of the Purchaser or its directors, officers, partners, employees, or agents.

6.2                                                            Liability Absolute

The liability of the Guarantor hereunder shall be absolute and unconditional and shall not be discharged, diminished or in any way affected by:

6.2.1                             any amalgamation, merger, consolidation or reorganization of the Purchaser, the Guarantor or the Seller, or any continuation of the Purchaser, the Guarantor, the Seller from the statute under which it now or hereafter exists to another statute whether under the laws of the same jurisdiction or another jurisdiction;

6.2.2                             any change in the name, business, objects, capital structure, ownership, constating documents, by-laws or resolutions of the Purchaser, the Guarantor, the Seller, including without limitation any transaction (whether by way of transfer, sale or otherwise) whereby all or any part of the undertaking, property and assets of the Purchaser, the Guarantor, the Seller becomes the property of any other Person;

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6.2.3                             if applicable, any change in the membership of the Purchaser or the Guarantor due to the removal or introduction of one or more partners;

6.2.4                             any Proceedings of or affecting the Purchaser or the Guarantor and any court orders made or action taken by the Purchaser or the Guarantor under or in connection with those Proceedings, whether or not those Proceedings or orders or that action results in any of the matters described in Section 6.3.1.1. occurring with or without the consent of the Seller;

6.2.5                             the current existence or subsequent occurrence of an Indemnifiable Circumstance;

6.2.6                             any defence, counterclaim or right of set-off available to the Purchaser; and

6.2.7                             any other circumstance which might otherwise constitute in whole or in part a defence available to, or a discharge of, the Guarantor, the Purchaser or any other Person in respect of the Guaranteed Obligations or the liability of the Guarantor hereunder (otherwise than by reason of the payment of those Guaranteed Obligations to the Seller).

6.3                                                            Dealings by Seller

6.3.1                             The Seller may, from time to time in its absolute discretion in accordance with the Purchase and Sale Agreement, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder:

6.3.1.1 permit any increase or decrease, however significant, of the Guaranteed Obligations or otherwise supplement, amend, restate or substitute, in whole or in part, however significant, the Guaranteed Obligations, the Purchase and Sale Agreement, the Transaction Documents or any other agreement relating to any of the foregoing or, in whole or in part, terminate the availability of any credit facilities relating to, or demand repayment of any Guaranteed Obligations;

6.3.1.2 enforce or take action under or abstain from enforcing or taking action under the Purchase and Sale Agreement, the Transaction Documents;

6.3.1.3 renew all or any part of the Guaranteed Obligations or grant extensions of time or any other indulgences to the Purchaser or to any other guarantor or other Person liable directly or as surety for all or any part of the Guaranteed Obligations;

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6.3.1.4 accept or make any compositions or arrangements with or release, discharge or otherwise deal with or abstain from dealing with the Purchaser or any other guarantor or other Person liable directly or as surety for all or any part of the Guaranteed Obligations;

6.3.1.5 in whole or in part prove or abstain from proving a claim of the Seller in any Proceedings of or affecting the Purchaser; and

6.3.1.6 agree with the Purchaser, any other guarantor or any other Person liable directly or as surety for all or any part of the Guaranteed Obligations to do anything described in Sections 6.3.1.1 to 6.3.1.5;

whether or not any of the matters described in Sections 6.3.1.1 to 6.3.1.6 above occur alone or in connection with one or more other such matters.

6.3.2                                                     In no case will the liability of the Guarantor hereunder be discharged, diminished or in any way affected as a result of:

6.3.2.1 any default under, or breach by the Seller or its agents of, (i) the Purchase and Sale Agreement or the Transaction Documents, (ii) any applicable Law, or (iii) any other obligation or duty binding the Seller or its agents in connection with the foregoing.

Neither the Seller nor any of their directors, officers, employees, or agents or any receiver or receiver-manager appointed by it or by a court shall have any liability, whether in tort, contract or otherwise, for any neglect or any act taken or omitted to be taken by the Seller or by any of such other Persons (other than its own gross negligence or willful misconduct) in connection with the Guaranteed Obligations. To the extent permitted by applicable Law, the Guarantor waives all rights it may have as surety, whether at law, in equity or otherwise, that are inconsistent with the provisions of this Agreement.

6.4                                                            Waiver of Notice

The Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Guaranteed Obligations and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described in Sections 6.1, 6.2 or 6.3 and all other notices whatsoever in respect of the Guaranteed Obligations except as expressly set forth herein and to the extent, if at all, that Applicable Law requires notice to be given to the Guarantor in connection with any disposition of

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collateral by or on behalf of the Seller. The Guarantor hereby acknowledges communication to it of the terms of the Purchase and Sale Agreement, the Transaction Documents.

ARTICLE 7

GENERAL AGREEMENTS OF GUARANTOR

7.1                                                            General Agreements

The Guarantor agrees that:

7.1.1                             it shall at all times maintain and preserve its existence as a corporation formed under the laws of Province of Ontario subject to Seller’s reasonable consent.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES

8.1                                                            Representations and Warranties

The Guarantor, acknowledging that the Seller is entering into this Agreement in reliance thereon, hereby makes to the Seller the representations and warranties set forth in Schedule H to the Purchase and Sale Agreement, and such representations and warranties are incorporated by reference into this Agreement with the same effect as if they were set out in full herein.

8.2                                                            Survival of Representations and Warranties

The representations and warranties of the Guarantor set forth in Section 8.1 shall be relied upon by the Seller , as the case may be, and shall continue in full force and effect so long as any Guaranteed Obligations remain outstanding.

ARTICLE 9

MISCELLANEOUS

9.1                                                            Payment of Costs and Expenses

The Guarantor shall pay to the Seller on demand all reasonable costs and expenses of the Seller court in connection with the defence, establishment, protection or enforcement of any of the rights or remedies of the Seller under this Agreement including, without limitation, all costs and expenses of establishing the validity and enforceability of, or of collection of amounts owing under, this Agreement

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and further including, without limitation, all of the reasonable fees, expenses and disbursements of the Seller’s lawyers, on a solicitor and his own client basis, incurred in connection therewith and all sales or value-added taxes payable by the Seller (whether refundable or not) on all such costs and expenses.

9.2                                                            No Waiver

No delay on the part of the Seller in the exercise of any right, power or remedy hereunder or otherwise shall operate as a waiver thereof, and no single or partial exercise by the Seller of any right, power or remedy shall preclude other or further exercise thereof or the exercise of any other right, power or remedy. No action of the Seller permitted hereunder shall in any way impair or affect its rights, powers or remedies under this Agreement.

9.3                                                            Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto.

9.4                                                            Entire Agreement

This Agreement has been entered into pursuant to the provisions of the Purchase and Sale Agreement and is subject to all terms and conditions thereof and, if there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Purchase and Sale Agreement, the rights and obligations of the parties will be governed by the provisions of this Agreement. This Agreement cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Seller and the Guarantor with respect to the subject matter hereof except as expressly set forth herein.

9.5                                                            Successors and Assigns

This Agreement shall be binding on the Guarantor and its successors and shall enure to the benefit of the Seller and its successors and assigns. This Agreement shall be assignable by the Seller free of any set-off, counter-claim or equities between the Guarantor and the Seller, and the Guarantor shall not assert against an assignee of the Seller any claim or defense that the Guarantor has against the Seller, provided that such assignment is permitted by the terms of the Purchase and Sale Agreement or other agreement between the Guarantor and Seller. The Guarantor may not assign its obligations under this Agreement.

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9.6                                                            Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in accordance with the Purchase and Sale Agreement and for purposes of this Agreement, Guarantor’s address is as follows:

Franco-Nevada Corporation

130 King Street West

Suite 740, P.O Box 467

Toronto, Ontario M5X 1E4

Attention: Senior Vice President Business Development

Tel: (416) 306-6300

Fax: (416) 306-6330

9.7                                                            Further Assurances

The Guarantor must at its own expense from time to time do, execute and deliver, or cause to be done, executed and delivered, all such financing statements, further assignments, documents, acts, matters and things as may be reasonably requested by the Seller for the purpose of giving effect to this Agreement or for the purpose of establishing compliance with the representations, warranties and covenants herein contained.

9.8                                                            Counterparts

This Agreement may be executed in counterparts. Each executed counterpart shall be deemed to be an original and all counterparts taken together shall constitute one and the same Agreement. Delivery of an executed signature page to this Agreement by any Person by facsimile transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Person. Electronic delivery of an executed counterpart of a signature page to this Agreement shall be effective as delivery of an original executed counterpart of this Agreement.

9.9                                                            Executed Copy

9.9.1                             The Guarantor acknowledges receipt of a fully executed copy of this Agreement.

9.9.2                             Under no circumstances whatsoever shall the Seller be under any obligations to expend or risk its own funds in the fulfillment of its duties hereunder. The Seller shall not be liable in connection with the performance of its duties hereunder except for its own gross negligence or willful misconduct.

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IN WITNESS WHEREOF the Guarantor has executed this Agreement as of the date first above written.

FRANCO-NEVADA CORPORATION

Per:
Name:
Title:

Per:
Name:
Title:

MINERA PANAMA, S.A.

Per:
Name:
Title:

Per:
Name:
Title:

[Parent Guarantee – Franco-Nevada]

This is Schedule R to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Sample Calculations

[Redacted]

This is Schedule S to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Seller Structure

Please see attached

This is Schedule T to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

Form of Financial Certificate to be provided by a Senior Officer

CERTIFICATE OF A SENIOR OFFICER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

All capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement.

The undersigned,                                                    , the                                                of the Seller hereby certifies for and on behalf of the Seller, as an officer of the Seller and not in a personal capacity, as follows:

1.               Attached hereto as Appendix A hereto is a copy of the financial statements of the Seller, prepared in English, for the financial period ended                                                 (the “Financial Statements”), which has been approved by the Seller’s board of directors.

2.               The Coverage Ratio calculation attached as Appendix B hereto has been diligently prepared and is an accurate calculation of the Coverage Ratio as required under the Purchase Agreement, including specifically:

(a)          the percentage ownership of the Seller that forms part of the Purchaser’s Collateral as of the date hereof and as used to calculate the Coverage Ratio is              % ;

(b)         the Operating Plan attached as Appendix C on which the Project Net Asset Value is based is the current Operating Plan as approved by the Seller’s board of directors, which has been provided to the Purchaser in accordance with the Purchase Agreement, and there has been no material change in such Operating Plan since such approval;

(c)          the commodity prices used for any future year are based on the average of the most recently published price for that year of all of the Selected Commodity Analysts that have been published during the calendar quarter just ended;

(d)         the amount required to be held in a Lock-Up Account as of the date hereof and as used to calculate the Coverage Ratio is equal to US$                      .

(e)          the Stream Secured Value used to calculate the Coverage Ratio is based on the [Uncredited Balance / Stream Net Present Value] as of the date hereof; and

(f)            the amount held by Luxco2 in a Special Collateral Account as of the date hereof and as used to calculate the Coverage Ratio is equal to US$                                 .

DATED as of                                              , 20       .

Name:
Title:
Minera Panama, S.A.

2

This is Schedule U to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I Sàrl, Inmet Panama II S.A. and Inmet Finance Company Sàrl
dated as of August 20, 2012

Purchaser’s Collateral

Inmet Panama I Sàrl
[Amount redacted] Ordinary Shares of Inmet Panama II S.A.

Inmet Panama II S.A.
[Amount redacted]  Class A Shares of Minera Panama, S.A.
[Amount redacted] Class A Special Shares of Minera Panama, S.A.

This is Schedule V to the Purchase and Sale Agreement between
Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,
Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL
dated as of August 20, 2012

MATERIAL CONTRACTS

1.                                       Engineering, Procurement and Construction Management Agreement
Parties:  Minera Panama, S.A. and Joint Venture Panama Inc.
Date:  November 1, 2010.

2.                                       Power Generation Facilities Turnkey Engineering, Procurement and Construction Contract
Parties: Minera Panama, S.A. and SK Engineering & Construction Co., Ltd.
Date: July 14, 2011.

3.                                       Resettlement Action Plan dated May 3, 2011 prepared for Minera Panama, S.A. by rePlan Inc.

(a)                                  Río del Medio dated May 31st, 2011

(b)                                 Río Botija Norte dated May 31st, 2011

(c)                                  Quebrada Vega dated May 31st, 2011

(d)                                 Chicheme dated May 31st, 2011

(e)                                  Petaquilla dated October 19th, 2011

(f)                                    Mora Family (Edilberto Mora dated April 24th, 2012, Pacífico Mora dated May 22nd, 2012, and Rosendo Mora dated April 24th, 2012)

4.                                      MPSA Shareholders’ Agreement.

5.                                       The Molejon Agreement

6.                                       Law 9.

7.                                       Any other contract entered into by the Seller, after the date of the Agreement and prior to the Operations Start Date, providing for consideration of at least US$[Amount redacted] million.

This is Schedule W to the Purchase and Sale Agreement between

Franco-Nevada (Barbados) Corporation, Minera Panama, S.A.,

Inmet Panama I SARL, Inmet Panama II S.A. and Inmet Finance Company SARL

dated as of August 20, 2012

Form of Independent Engineer’s Operating Plan Certificate

CERTIFICATE OF INDEPENDENT ENGINEER

RE:                                                                            PURCHASE AND SALE AGREEMENT DATED AS OF AUGUST 20, 2012 MADE BETWEEN FRANCO-NEVADA (BARBADOS) CORPORATION, MINERA PANAMA, S.A., INMET PANAMA I SARL, INMET PANAMA II S.A. AND INMET FINANCE COMPANY SARL (AS AMENDED, RESTATED AND REPLACED FROM TIME TO TIME, THE “PURCHASE AGREEMENT”)

TO:                                                                          FRANCO-NEVADA (BARBADOS) CORPORATION

TO:                                                                          MINERA PANAMA, S.A.

Capitalized terms not otherwise defined herein have the meanings given thereto in the Purchase Agreement. The Seller has delivered to the undersigned and to the Purchaser [a new Operating Plan / an update of the Operating Plan as a result of a material change in the performance of the Project] and accordingly, having reviewed and verified such Operating Plan, the undersigned is of the opinion that such Operating Plan reflects the likely future performance of the Project.

DATED as of , 20 .

Per:
Name: